                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                         GRACE SPECIALTY CHEMICALS, INC.
                        (TO BE RENAMED W. R. GRACE & CO.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         DELAWARE                                                  65-0773649
             (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER IDENTIFICATION NO.)
              INCORPORATION OR ORGANIZATION)

                   ONE TOWN CENTER ROAD
                   BOCA RATON, FLORIDA                                               33486
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                  (ZIP CODE)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (561)362-2000
                              --------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                   TITLE OF EACH CLASS                                   NAME OF EACH EXCHANGE ON WHICH
                   TO BE SO REGISTERED                                   EACH CLASS IS TO BE REGISTERED
                   -------------------                                   ------------------------------
         COMMON STOCK, PAR VALUE $0.01 PER SHARE                            NEW YORK STOCK EXCHANGE
             PREFERRED SHARE PURCHASE RIGHTS                                NEW YORK STOCK EXCHANGE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE

                         GRACE SPECIALTY CHEMICALS, INC.


I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY
                                   REFERENCE

    CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

ITEM
NO.                ITEM CAPTION                                LOCATION IN PROXY STATEMENT
----               ------------                                ---------------------------
1.         Business............................       "SUMMARY"; "THE SPIN-OFF -- Manner of Effecting the
                                                      Spin-off"; "BUSINESS OF NEW GRACE AND GRACE SPECIALTY
                                                      CHEMICALS"; and "Management's Discussion and Analysis of
                                                      Results of Operations and Financial Condition (included
                                                      in Annexes F and G)."

2.         Financial Information...............       "GRACE SUMMARY SELECTED FINANCIAL DATA"; "NEW GRACE PRO
                                                      FORMA FINANCIAL INFORMATION"; "Management's Discussion
                                                      and Analysis of Results of Operations and Financial
                                                      Condition (included in Annexes F and G)"; "Annex F"; and
                                                      "Annex G."

3.         Properties..........................       "BUSINESS OF NEW GRACE AND GRACE SPECIALTY CHEMICALS."

4.         Security Ownership of Certain
               Owners and Management...........       "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS"; and
                                                      "SECURITY OWNERSHIP OF MANAGEMENT."

5.         Directors and Executive Officers....       "MANAGEMENT"; and "LIABILITY AND INDEMNIFICATION OF DIRECTORS
                                                      AND OFFICERS."

6.         Executive Compensation..............       "Annex E."

7          Certain Relationships and Related
               Transactions....................       "CERTAIN RISK FACTORS"; "THE SPIN-OFF -- Relationships after the Spin-off"; "MANAGEMENT"; "BUSINESS OF NEW GRACE AND
                                                      GRACE SPECIALTY CHEMICALS -- Legal Proceedings and
                                                      Regulatory Matters"; and "Annex E."

8.         Legal Proceedings...................       "BUSINESS OF NEW GRACE AND GRACE SPECIALTY CHEMICALS -- Legal
                                                      Proceedings and Regulatory Matters."

9.         Market Price of and Dividends on
               the Registrant's Common Equity
               and Related Stockholder
               Matters.........................       "SUMMARY"; "CERTAIN RISK FACTORS"; and "THE SPIN-OFF --
                                                      Listing and Trading of New Grace Common Stock."

11.        Description of Registrant's
               Securities to be Registered.....       "DESCRIPTION OF NEW GRACE CAPITAL STOCK"; and "CERTAIN
                                                      ANTI-TAKEOVER PROVISIONS."

ITEM
NO.                ITEM CAPTION                                LOCATION IN PROXY STATEMENT
----               ------------                                ---------------------------

12.        Indemnification of Directors and
               Officers........................       "LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS."

13.        Financial Statements and
               Supplementary Data..............       "GRACE SUMMARY SELECTED FINANCIAL DATA"; "NEW GRACE PRO FORMA
                                                      FINANCIAL INFORMATION"; "Management's Discussion and Analysis
                                                      of Results of Operations and Financial Condition (included in
                                                      Annexes F and G)"; "Annex F"; and "Annex G."

15.        Financial Statements and Exhibits.
               (a) Financial Statements and
               Schedules.......................       "GRACE SUMMARY SELECTED FINANCIAL DATA"; "NEW GRACE PRO FORMA
                                                      FINANCIAL INFORMATION"; "Annex F"; and "Annex G."

              II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10. Recent Sales of Unregistered Securities

         On August 12, 1997, Grace Specialty Chemicals, Inc. ("New Grace") issued 1,000 shares of its common stock to W. R. Grace & Co. ("Grace"), its direct parent, for consideration of $1,000. In the opinion of New Grace, this transaction is exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof in that such transaction did not involve any public offering.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None.

Item 15. Financial Statements and Exhibits.

         (a)  Financial Statements:

                  The following financial statements are filed as part of this Registration Statement:

                  (1) CAPITALIZATION

                  (2) GRACE SUMMARY SELECTED FINANCIAL DATA

                  (3) NEW GRACE PRO FORMA SUMMARY FINANCIAL INFORMATION

                  (4) PRO FORMA FINANCIAL INFORMATION

                      (A) Unaudited Pro Forma Condensed Consolidated Balance
                          Sheet

                      (B) Unaudited Pro Forma Condensed Consolidated Statement
                          of Operations

                      (C) Notes to Unaudited Pro Forma Condensed Consolidated
                          Balance Sheet and Statement of Operations

                  (5) ANNEX F (W. R. Grace & Co. Financial Information for the
                      Year Ended December 31, 1996)

                  (6) ANNEX G (W. R. Grace & Co. Financial Information for the
                      Quarter Ended September 30, 1997)

                  Financial Statement Schedules:

         Supplemental schedules are omitted because of the absence of the conditions under which they are required.

         (b)  Exhibits:

                2.1 Form of Distribution Agreement, by and among Grace, W. R. Grace & Co.-Conn. ("Grace-Conn.") and New Grace (attached as Annex B to the Joint Proxy Statement/Prospectus, dated February 13, 1998, of Grace and Sealed Air Corporation (the "Joint Proxy Statement/ Prospectus"))

                3.1 Form of Amended and Restated Certificate of Incorporation of New Grace (attached as Annex A to New Grace's Information Statement, dated February 13, 1998 (the "Information Statement"))

                3.2 Form of Amended and Restated By-Laws of New Grace (attached as Annex B to the Information Statement)

               *4.1 Form of Rights Agreement, by and between New Grace and The Chase Manhattan Bank, as Rights Agent

                4.2 Indenture, dated as of September 29, 1992, among Grace-Conn., Grace and Bankers Trust Company (incorporated by reference to Exhibit 4.2 to Grace's Annual Report on Form 10-K for the year ended December 31, 1992)

                4.3 Supplemental Indenture, dated as of September 24, 1996, among Grace-Conn., Grace, Grace Holding, Inc. and Bankers Trust Company, to Indenture, dated as of September 29, 1992 (incorporated by reference to Exhibit 4.4 to Grace's Form 8-K filed October 10, 1996)

                4.4 Indenture, dated as of January 28, 1993, among Grace-Conn., Grace and The Bank of New York (successor to NationsBank of Georgia, N.A.) (incorporated by reference to Exhibit 4.4 to Grace's Annual Report on Form 10-K for the year ended December 31, 1992)

                4.5 Supplemental Indenture, dated as of September 24, 1996, among Grace-Conn., Grace, Grace Holding, Inc. and The Bank of New York, to Indenture, dated as of January 28, 1993 (incorporated by reference to Exhibit 4.5 to Grace's Form 8-K filed October 10, 1996)

              *10.1 Form of Employee Benefits Allocation Agreement, by and among Grace, Grace-Conn. and New Grace

              *10.2 Form of Tax Sharing Agreement, by and among Grace, Grace-Conn. and Sealed Air Corporation

               10.3 Form of New Grace 1998 Stock Incentive Plan (attached as Annex C to the Information Statement) 10.4 Form of New Grace 1998 Stock Plan for Nonemployee Directors (attached as Annex D to the Information Statement)

               10.5 Grace 1996 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Grace's Form 10-Q for the period ended March 31, 1997)

               10.6 Grace 1996 Stock Retainer Plan for Nonemployee Directors (incorporated by reference to Exhibit 10.2 to Grace's Form 8-K filed October 10, 1996)

               10.7 Grace Supplemental Executive Retirement Plan, as amended (incorporated by reference to Exhibit 10.03 to Grace's Annual Report on Form 10-K for the year ended December 31,
                     1996)

               10.8 Grace Executive Salary Protection Plan, as amended (incorporated by reference to Exhibit 10.04 to Grace's Annual Report on Form 10-K for the year ended December 31,
                     1996)

               10.9 Grace 1981 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Grace's Form 8-K filed October 10, 1996)

               10.10 Grace 1986 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to Grace's Form 8-K filed October 10, 1996)

               10.11 Grace 1989 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to Grace's Form 8-K filed October 10, 1996)

               10.12 Grace 1994 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to Grace's Form 8-K filed October 10, 1996)

               10.13 Forms of Stock Option Agreements (incorporated by reference to Exhibit 10(h) to Grace's Annual Report on Form 10-K for the year December 31, 1991)

               10.14 Information concerning Grace Incentive Compensation
                     Program, Deferred Compensation Program and Long-Term Incentive Program (incorporated by reference to pages 7-12 and 26-36 to Grace's Proxy Statement filed April 7, 1997)

               10.15 Form of Long-Term Incentive Program Award (incorporated by reference to Exhibit 10.13 to Grace's Form S-1 filed August 2, 1996)

               10.16 Form of Stock Option Agreements (incorporated by reference to Exhibit 10.14 to Grace's Form S-1 filed August 2, 1996)

               10.17 Grace Retirement Plan for Outside Directors, as amended
                     (incorporated by reference to Exhibit 10.13 to Grace's Annual Report on Form 10-K for the year ended December 31,
                     1996)

               10.18 Form of Executive Severance Agreement between Grace and officers elected prior to May 1996 (incorporated by reference to Exhibit 10.22 to Grace's Form S-1 filed August 2, 1996)

               10.19 Form of Executive Severance Agreement between Grace and officers elected in or after May 1996 (incorporated by reference to Exhibit 10.23 to Grace's Form S-1 filed August 2, 1996)

              *10.20 Form of Executive Severance Agreement between Grace and officers

               10.21 Employment Agreement, dated as of May 1, 1995, between
                     Grace and Albert J. Costello (incorporated by reference to
                     Exhibit 10.1 to Grace's Form 10-Q for the period ended June 30, 1995)

               10.22 Amendment dated August 9, 1996 to Employment Agreement, dated as of May 1, 1995, between Grace and Albert J. Costello (incorporated by reference to Exhibit 10.7 to Grace's Form 8-K filed October 10, 1996)

               10.23 Option Agreement between Grace and Albert J. Costello, dated May 1, 1995, as amended (incorporated by reference to Exhibit 10.8 to Grace's Form 8-K filed October 10, 1996)

               10.24 Option Agreement between Grace and Albert J. Costello, dated March 6, 1996 (incorporated by reference to Exhibit
                     10.37 to Grace's Form S-1 filed August 2, 1996)

              *10.25 Option Agreement between Grace and Albert J. Costello, dated March 5, 1997

               10.26 Employment Agreement, dated as of May 15, 1995, between
                     Grace and Larry Ellberger (incorporated by reference to Exhibit 10.28 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.27 Restricted Stock Award Agreement, dated June 6, 1995, between Grace and Larry Ellberger, as amended by letter agreement, dated August 26, 1996, between Larry Ellberger and Grace (incorporated by reference to Exhibit 10.29 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.28 Letter Agreement, dated December 10, 1996, between Grace and Larry Ellberger (incorporated by reference to Exhibit
                     10.30 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.29 Distribution Agreement by and among Grace, a New York corporation subsequently renamed Fresinius National Medical Care Holdings, Inc., Grace-Conn. and Fresinius AG, dated February 4, 1996 (incorporated by reference to Exhibit 2 to Grace's Form 8-K filed February 6, 1996)

               10.30 Form of Indemnification Agreement between Grace and certain directors (incorporated by reference to Exhibit 10.39 to Grace's Form S-1 filed August 2, 1996)

               10.31 Form of Indemnification Agreement between Grace and certain directors (incorporated by reference to Exhibit 10.37 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.32 364-Day Credit Agreement, dated as of May 16, 1997, among
                     Grace-Conn., Grace, the several banks parties thereto, NationsBank, N.A. (South), as documentation agent, and The Chase Manhattan Bank, as administrative agent for such banks (incorporated by reference to Exhibit 10.1 to Grace's Form 10-Q for the period ended June 30, 1997)

               10.33 Credit Agreement, dated as of May 16, 1997, among
                     Grace-Conn., Grace, the several banks parties thereto, and The Chase Manhattan Bank, as administrative agent for such banks (incorporated by reference to Exhibit 10.2 to Grace's Form 10-Q for the period ended June 30, 1997)

              *21    Subsidiaries of New Grace

------------------
* Filed herewith

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRACE SPECIALTY CHEMICALS, INC.




                                          By:/s/ Albert J. Costello
                                             ---------------------------------
                                             Name:  Albert J. Costello
                                             Title: President


March  13, 1998

                             INFORMATION STATEMENT
                        GRACE SPECIALTY CHEMICALS, INC.
                       (TO BE RENAMED W. R. GRACE & CO.)
                                  COMMON STOCK

     W. R. Grace & Co. (Grace) is sending you this Information Statement, together with a Joint Proxy Statement/ Prospectus that describes the proposed combination of Grace's packaging business with the business of Sealed Air Corporation (Sealed Air). Grace intends to combine these businesses by first transferring all of its specialty chemicals businesses to a new company, Grace Specialty Chemicals, Inc. (New Grace), spinning off New Grace to Grace stockholders (the Spin-off), and then combining with Sealed Air (the Merger). We refer to Grace after the Spin-off and the Merger as "New Sealed Air."

     This Information Statement relates to the shares of New Grace that will be issued to you in the Spin-off. It provides important information about New Grace. You should read the entire document carefully. For information about New Grace's businesses, earnings and financial position, please review "Business of New Grace and Grace Specialty Chemicals" beginning on page 23 and the pro forma financial information beginning on page 16. You should also pay particular attention to the information set forth in "Certain Risk Factors" beginning on page 11. For more detailed information on the transactions, including the proposals relating to the Spin-off and the Merger that will be considered at Grace's special meeting of stockholders, see the Joint Proxy Statement/Prospectus.

     If completed, the Spin-off and Merger will result in the following changes:

GRACE STOCKHOLDERS WILL OWN:

     - 100% of New Grace; and

     - a 63% equity interest in New Sealed Air, through ownership of New Sealed Air common and convertible preferred stock.

NEW GRACE WILL:

     - own and operate Grace's specialty chemicals businesses;

     - retain Grace's asbestos, environmental and certain other liabilities;

     - receive approximately $1.2 billion from Grace (the Cash Transfer) prior to the Spin-off; and

     - be renamed "W. R. Grace & Co."

NEW SEALED AIR WILL:

     - own and operate Grace's packaging business and the business of Sealed
       Air;

     - be recapitalized so that Grace stockholders will own shares of common stock of New Sealed Air and shares of a new series of voting convertible preferred stock of New Sealed Air (with stockholders of Sealed Air also receiving shares of New Sealed Air common stock in the Merger);

     - retain the obligation to repay the approximately $1.2 billion of debt used to finance the Cash Transfer; and

     - be renamed "Sealed Air Corporation."

     The diagrams on the following pages show the effects of these transactions.

     These transactions will occur only if they are approved by the stockholders of Grace and Sealed Air and the parties either satisfy or waive the other conditions described in the Joint Proxy Statement/Prospectus. The Spin-off and Merger are expected to be tax-free to Grace and its stockholders for U.S. federal income tax purposes.

     We expect New Grace's stock to be listed on the New York Stock Exchange under the symbol "GRA."
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE OR APPROVED THE NEW GRACE COMMON STOCK TO BE ISSUED. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

          The date of this Information Statement is February 13, 1998.

     The following diagrams illustrate the proposed transactions in general terms and are not comprehensive. For a more complete description of the proposed transactions, see "The Spin-off" on page 14 of this Information Statement and "The Distribution and Merger Agreements" on page 65 of the Joint Proxy Statement/Prospectus.

                         [CURRENT STRUCTURE FLOW CHART]

               [CASH TRANSFER FLOW CHART AND SPINOFF FLOW CHART]
---------------

* Grace and a packaging subsidiary will borrow a total of approximately $1.2 billion and transfer the borrowed funds to New Grace or a subsidiary of New Grace.

              [RECAPITALIZATION FLOW CHART AND MERGER FLOW CHART]

                    [POST-TRANSACTION STRUCTURE FLOW CHART]

                        NEW GRACE INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS................      4
SUMMARY.....................................................      5
  New Grace.................................................      5
  The Spin-off and the Merger...............................      5
  Tax Consequences of the Spin-off..........................      6
  Certain Risk Factors......................................      6
CAPITALIZATION..............................................      7
GRACE SUMMARY SELECTED FINANCIAL DATA.......................      8
NEW GRACE PRO FORMA SUMMARY FINANCIAL INFORMATION...........     10

CERTAIN RISK FACTORS........................................     11
  No Operating History as an Independent Company............     11
  Asbestos-Related Matters..................................     11
  No Prior Market for New Grace Common Stock................     11
  Dividend Policy and Share Repurchases.....................     12
  Restrictions on New Grace to Protect Tax-Free Treatment...     12
  Certain Anti-Takeover Provisions..........................     13
  Environmental Matters.....................................     13
  Competition...............................................     13

THE SPIN-OFF................................................     14
  Manner of Effecting the Spin-off..........................     14
  Certain Federal Income Tax Consequences...................     14
  Conditions; Termination...................................     14
  Relationships after the Spin-off..........................     15
  Listing and Trading of New Grace Common Stock.............     15

REGULATORY MATTERS..........................................     15

PRO FORMA FINANCIAL INFORMATION.............................     16
  Unaudited Pro Forma Condensed Consolidated Balance
     Sheet..................................................     16
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations.............................................     17
  Notes to Unaudited Pro Forma Condensed Consolidated
     Balance Sheet and Statement of Operations..............     21

BUSINESS OF NEW GRACE AND GRACE SPECIALTY CHEMICALS.........     23
  Overview and Strategy.....................................     23
  Specialty Chemicals Industry Overview.....................     23
  Products and Markets......................................     24
  Research Activities.......................................     27
  Patents and Other Intellectual Property Matters...........     27
  Environmental, Health and Safety Matters..................     27
  Legal Proceedings and Regulatory Matters..................     28
  Properties................................................     33

                                                                PAGE
                                                                ----
MANAGEMENT..................................................     35
  Board of Directors........................................     35
  Committees of the Board of Directors......................     37
  Compensation of Directors.................................     37
  Executive Officers........................................     38
  Executive Compensation and Employee Benefits prior to the
     Spin-off...............................................     38
  Executive Compensation and Employee Benefits following the
     Spin-off...............................................     38
  Compensation Committee Interlocks and Insider
     Participation..........................................     39

CERTAIN AGREEMENTS BETWEEN NEW SEALED AIR AND NEW GRACE.....     40

CERTAIN RELATIONSHIPS AND TRANSACTIONS......................     40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.............     41

BENEFICIAL OWNERSHIP OF MANAGEMENT..........................     41

DESCRIPTION OF NEW GRACE CAPITAL STOCK......................     42
  Authorized Capital Stock..................................     42
  New Grace Common Stock....................................     42
  New Grace Preferred Stock.................................     42
  New Grace Rights..........................................     42
  Preemptive Rights.........................................     44

CERTAIN ANTI-TAKEOVER PROVISIONS............................     45
  Classified Board of Directors.............................     45
  Number of Directors; Removal; Filling Vacancies...........     46
  No Stockholder Action by Written Consent; Special
     Meetings...............................................     46
  Advance Notice Provisions for Stockholder Nominations and
     Stockholder Proposals..................................     46
  New Grace Preferred Stock.................................     47
  Rights to Purchase Securities and Other Property..........     48
  Amendment of Certain Provisions of the New Grace
     Certificate of Incorporation and the New Grace
     By-laws................................................     49
  New Grace Rights..........................................     49
  Certain Anti-Takeover Features............................     49
  Anti-Takeover Statute.....................................     49

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.....     51
  Limitation of Liability of Directors......................     51
  Indemnification of Directors and Officers.................     51
  Certain Other Information.................................     52

WHERE STOCKHOLDERS CAN FIND MORE INFORMATION................     53

STOCKHOLDER PROPOSALS.......................................     53

INDEX OF DEFINED TERMS......................................     54

ANNEXES
A    --   Form of Amended and Restated Certificate of Incorporation of
            New Grace.................................................  A-1
B    --   Form of Amended and Restated By-laws of New Grace...........  B-1
C    --   Form of New Grace 1998 Stock Incentive Plan.................  C-1
D    --   Form of New Grace 1998 Stock Plan for Nonemployee
            Directors.................................................  D-1
E    --   Grace 1997 Proxy Excerpt....................................  E-1
F    --   Grace Financial Information for the Year Ended December 31,
            1996 (including the Consolidated Financial Statements,
            Financial Summary and Management's Discussion and Analysis
            of Results of Operations and Financial Condition).........  F-1
G    --   Grace Financial Information for the Quarter Ended September
            30, 1997 (including the Third Quarter Financial Statements and Management's Discussion and Analysis of Results of
            Operations and Financial Condition).......................  G-1

                  QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q.  WHEN WILL THE SPIN-OFF OF NEW GRACE OCCUR?

A. We expect to complete the Spin-off shortly after the Grace and Sealed Air stockholder meetings, late in the 1998 first quarter, so long as Grace stockholders approve the Spin-off and Merger, and other conditions (including approval of the Merger by Sealed Air stockholders) are satisfied or waived.

Q.  WHAT WILL BE NEW GRACE'S BUSINESSES?

A. After the Spin-off, New Grace will operate the specialty chemicals businesses currently owned by Grace: Grace Davison, Grace Construction Products and Darex Container Products. Please read the information on New Grace's business and the associated risks beginning on pages 11 and 23.

Q.  WHAT WILL I RECEIVE IN THE PROPOSED TRANSACTIONS?

A. As a result of the Spin-off, for every share of Grace common stock you own, you will receive one share of New Grace common stock, together with an associated preferred share purchase right similar to the rights you have with your existing Grace shares. Just before the Merger, your Grace common stock will be recapitalized (the Recapitalization). As a result of the Recapitalization, Grace stockholders will also receive shares of New Sealed Air common and convertible preferred stock representing, in total, 63% of New Sealed Air. Within a few weeks after the transactions are completed, you will receive your New Grace common stock and written instructions for exchanging your existing Grace common stock for shares of New Sealed Air common and convertible preferred stock.

Q.  DO I HAVE TO PAY TAXES ON THE RECEIPT OF NEW GRACE COMMON STOCK?

A. The Spin-off is expected to be tax-free to Grace stockholders for U.S. federal income tax purposes. After the transactions are completed, you will receive information on the allocation of your tax basis among your shares of New Grace and New Sealed Air. To review the tax consequences of the Spin-off and Merger in greater detail, see the Joint Proxy Statement/Prospectus.

Q.  WILL NEW GRACE PAY DIVIDENDS?

A.  New Grace is not currently expected to pay dividends.

Q.  WILL MY NEW GRACE STOCK BE LISTED ON THE NEW YORK STOCK EXCHANGE?

A. Yes, we anticipate that New Grace common stock will be listed for trading under the symbol "GRA."

Q.  WHAT DO I NEED TO DO NOW?

A. Complete, sign and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares will be represented at the Grace stockholder meeting. YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME. If you continue to hold your Grace shares at the time of the Spin-off, you will automatically receive New Grace shares. After the Merger, you will receive instructions for exchanging your Grace stock for New Sealed Air common and convertible preferred stock, as well as cash instead of fractional shares, as described in the Joint Proxy Statement/Prospectus.

                                    SUMMARY

     This summary highlights selected information from this document. It may not contain all of the information that is important to you. To better understand the transactions, and for a more complete description of the Spin-off and the Merger, you should carefully read this entire document, the Joint Proxy Statement/Prospectus and the other documents we refer to. See "Where Stockholders Can Find More Information."

     If you have questions about Grace or New Grace or your holdings in either company, please contact:

                            W. R. Grace & Co.
                            One Town Center Road
                            Boca Raton, FL 33486
                            (800) 354-8917

NEW GRACE (SEE PAGE 23)

     New Grace will be the parent company of W. R. Grace & Co.-Conn. (Grace Specialty Chemicals*), which is primarily engaged in specialty chemicals businesses on a worldwide basis. Grace Specialty Chemicals primarily operates through the following three units:

     - Grace Davison manufactures catalysts, including fluid cracking catalysts that "crack" crude oil into transportation fuels and other petroleum-based products, as well as polyolefin catalysts that are critical in the manufacture of polyethylene resins for plastic film, high-performance pipe and household containers. Grace Davison also manufactures silica and zeolite adsorbents, which are used in a wide variety of products, such as plastics, toothpastes, paints and insulated glass, as well as in the refining of edible oils. Grace Davison accounted for approximately 43% of Grace Specialty Chemicals' 1996 sales and revenues from continuing operations.

     - Grace Construction Products produces construction chemicals, including performance-enhancing concrete admixtures, cement additives and masonry products; and specialty building materials, including fireproofing and waterproofing materials. Grace Construction Products accounted for approximately 25% of Grace Specialty Chemicals' 1996 sales and revenues from continuing operations.

     - Darex Container Products produces container and closure sealants that protect food and beverages from bacteria and other contaminants, extend shelf life and preserve flavor, and coatings used in the manufacture of cans and closures. Darex Container Products accounted for approximately 16% of Grace Specialty Chemicals' 1996 sales and revenues from continuing operations.

     Grace Specialty Chemicals' strategy has been and, following the Spin-off, will be to enhance stockholder value by profitably growing its specialty chemical businesses on a global basis and achieving high levels of financial performance. To achieve these objectives, Grace Specialty Chemicals plans to (i) use the funds to be received in the Cash Transfer to repay borrowings and to invest in its businesses; (ii) invest in research and development activities, with the goals of introducing new value-added products and services and enhancing manufacturing processes; (iii) make selected strategic acquisitions; and (iv) continue to implement process improvements and cost-management initiatives, including rigorous controls on working capital and capital spending. These plans are designed to make Grace Specialty Chemicals a high-performance company focused on the strengths of its global specialty chemicals businesses.

THE SPIN-OFF AND THE MERGER (SEE PAGE 14)

     Grace and Sealed Air have agreed to combine Sealed Air with Grace's packaging business, which we refer to as the "Packaging Business." In order to separate the Packaging Business from Grace's other

---------------

* Information concerning Grace Specialty Chemicals in this Information Statement is given on a pro forma basis, excluding Grace's packaging business (but including specialty chemicals businesses sold in 1996 and 1997).

businesses (which we refer to as the "Specialty Chemicals Businesses") and to complete the Spin-off and the Merger, we will take the following steps:

     - Grace will separate the Packaging Business and the Specialty Chemicals Businesses into separate groups of subsidiaries.

     - Grace and a Packaging Business subsidiary will then make the Cash Transfer ($1.2 billion, subject to adjustment) to Grace Specialty Chemicals, funded by new debt incurred by Grace and a Packaging Business subsidiary.

     - Grace will transfer the stock of Grace Specialty Chemicals to New Grace, so that Grace Specialty Chemicals becomes a wholly owned subsidiary of New Grace.

     - Grace will distribute the shares of New Grace common stock to Grace's stockholders, completing the Spin-off.

     - Grace (then consisting only of the Packaging Business and the debt used to finance the Cash Transfer) will be recapitalized, so that each share of Grace common stock will be exchanged for a fraction of a share of New Sealed Air common stock and a fraction of a share of New Sealed Air convertible preferred stock. The actual amount of New Sealed Air common and convertible preferred stock that you will receive will be calculated shortly after the Recapitalization, using the formulas described under "The Distribution and Merger Agreements -- Reorganization of Grace" on page 65 of the Joint Proxy Statement/Prospectus.

     Immediately after the Recapitalization, a wholly owned subsidiary of Grace will be merged into Sealed Air in the Merger, so that Grace will become the parent company of both Sealed Air and the Packaging Business. We refer to the Spin-off, the Cash Transfer, the Recapitalization, the Merger and related transactions as the "Transactions."

     As a result of the Transactions, former stockholders of Grace will own (i) 100% of the Specialty Chemicals Businesses, through their ownership of New Grace common stock, and (ii) a 63% interest (on an as-converted basis) in the Packaging Business and the businesses of Sealed Air, through their ownership of New Sealed Air common and convertible preferred stock.

     Immediately after the Transactions, New Grace will change its name to "W.
R. Grace & Co." and Grace will change its name to "Sealed Air Corporation."

TAX CONSEQUENCES OF THE SPIN-OFF

     For U.S. federal income tax purposes, the Spin-off is expected to be tax-free to Grace and its stockholders. For a description of the material U.S. federal income tax consequences of the Transactions to Grace and its stockholders, please refer to "The Reorganization and Merger -- Certain United States Federal Income Tax Consequences" on page 32 of the Joint Proxy Statement/Prospectus.

CERTAIN RISK FACTORS (SEE PAGE 11)

     Stockholders should carefully review the matters discussed under "Certain Risk Factors."

                                 CAPITALIZATION

     The table below shows the capitalization of Grace at September 30, 1997 and the pro forma capitalization of New Grace at that date, giving effect to the Transactions and other related transactions described in the notes to the unaudited pro forma condensed consolidated balance sheet and statement of operations. You should read this table along with those notes, our consolidated financial statements for the year ended December 31, 1996 (the Consolidated Financial Statements) and our unaudited consolidated financial statements for the quarter ended September 30, 1997 (the Third Quarter Financial Statements), included in Annexes F and G, respectively, to this Information Statement.

                                                                SEPTEMBER 30, 1997
                                                              -----------------------
                                                                GRACE       NEW GRACE
                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
                                                               (DOLLARS IN MILLIONS,
                                                                 EXCEPT PAR VALUE)
Debt, including short-term debt.............................   $1,104.2      $   --
Shareholders' equity:
  Grace common stock:
     Common stock, $.01 par value: 300,000,000 shares
     authorized; 80,316,000 issued; 74,092,000
     outstanding............................................   $     .8          --
  New Grace common stock:
     Common stock, $.01 par value: 300,000,000 shares
     authorized; 74,092,000 outstanding.....................         --      $   .7
  Paid in capital...........................................      593.1       258.7
  Retained earnings.........................................      377.0          --
  Cumulative translation adjustments........................     (154.0)      (67.0)
  Deferred compensation trust...............................       (5.2)       (5.2)
  Treasury stock, at cost...................................     (331.7)         --
                                                               --------      ------
     Total shareholders' equity.............................      480.0       187.2
                                                               --------      ------
     Total capitalization...................................   $1,584.2      $187.2
                                                               ========      ======

                     GRACE SUMMARY SELECTED FINANCIAL DATA

     The tables below show summary selected financial data of Grace. The information for the years ended December 31, 1992 through 1996 is based on the Consolidated Financial Statements, which have been audited by Price Waterhouse LLP, independent certified public accountants. The information for the nine-month periods ended September 30, 1997 and 1996 is based on the unaudited Third Quarter Financial Statements, which, in the opinion of management, include all adjustments necessary for a fair presentation. Certain amounts in prior periods have been restated to conform to the current period's basis of presentation. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results for the year ended December 31, 1997.

     It is important that you read this selected consolidated financial information together with "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Consolidated Financial Statements and the Third Quarter Financial Statements included elsewhere in this Information Statement.

                                                                                       NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                               ----------------------------------------------------   -------------------
                                 1996       1995       1994       1993       1992       1997       1996
                               --------   --------   --------   --------   --------   --------   --------
                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales and revenues...........  $3,454.1   $3,552.6   $3,128.5   $2,824.7   $2,985.2   $2,460.7   $2,603.2
Income/(loss) from continuing
  operations.................     213.8     (179.6)     (35.1)      28.1        7.7      222.5      333.0
Earnings/(loss) per share
  from continuing
  operations.................      2.32      (1.87)      (.38)       .30        .08       2.92       3.42
Dividends declared per common
  share......................       .50      1.175       1.40       1.40       1.40       .415       .375
BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets.................  $4,945.8   $6,360.6   $6,230.6   $6,108.6   $5,598.6   $4,200.0   $5,346.8
Long-term debt...............   1,073.0    1,295.5    1,098.8    1,173.5    1,354.5    1,062.7      741.6
Total liabilities............   4,313.4    5,128.8    4,726.1    4,591.0    4,053.6    3,720.0    4,076.4
Total equity.................     632.4    1,231.8    1,504.5    1,517.6    1,545.0      480.0    1,270.4

RECENT RESULTS

     On February 3, 1998, Grace reported income from continuing operations for the fourth quarter of 1997 of $26.1 million, or $.35 per share, compared to a loss of $1.44 per share in the prior-year quarter. Included in the results for the 1997 quarter were special charges that reduced earnings by $.58 per share. Results for the 1997 quarter also reflected a $.06 per share negative impact on earnings due to foreign currency translation and a nonrecurring charge of $.05 per share reflecting an adjustment to the carrying values of certain capitalized assets.

     The special charges in the 1997 quarter included an asset impairment charge of $34.4 million ($24.5 million after-tax), primarily comprised of the write-off of capitalized software projects no longer needed in Grace's operations, the write-down of certain production equipment of the Packaging Business, and the write-off of certain corporate research facilities; and restructuring charges of $15.1 million ($9.2 million after-tax), consisting of costs for corporate and international staff reductions relating to the Spin-off and Merger. Also included in the 1997 quarter was an unbudgeted charge of $13 million ($8 million after-tax) for long-term incentive compensation plans, resulting from the continued above-market performance of Grace common stock in the quarter. Other costs related to the Spin-off and Merger were $1.7 million ($1.1 million after-tax).

     Sales (excluding divested businesses) were $852 million in the 1997 quarter, up 2% from the prior-year level of $832 million. Excluding the effect of currency translation, sales were up 8% compared to the 1996 quarter.

     Full-year 1997 income from continuing operations was $249 million, or $3.36 per share, compared to $214 million, or $2.32 per share, in 1996. In addition to the fourth quarter special charges, full-year 1997 earnings included an after-tax gain of $63 million ($.85 per share) from the second quarter sale of Grace's specialty polymers business and an after-tax restructuring charge of $8 million ($.11 per share) associated with the second quarter reorganization of the Packaging Business. Currency translation had a $.20 per share negative impact on full-year results. Income from continuing operations for the full-year 1996 included after-tax charges of $70 million ($.76 per share) for restructuring and $149 million ($1.62 per share) for asbestos and after-tax gains of $210 million ($2.28 per share) on sales of businesses.

     Full-year 1997 net income was $261 million, including $12 million from discontinued operations, primarily relating to Grace's divested cocoa business unit, as well as the gains and charges discussed above. Net income of $2.9 billion in 1996 included a $2.5 billion gain from the disposition of Grace's former health care unit.

     Sales for 1997 (excluding divested units) increased 3% over 1996, or 8% before currency translation.

               NEW GRACE PRO FORMA SUMMARY FINANCIAL INFORMATION

     The tables below show pro forma summary financial information for New Grace. It is important that you read this pro forma summary financial information together with the unaudited pro forma financial information included elsewhere in this Information Statement. The pro forma financial information in these tables may not be indicative of the future financial position or results of operations of New Grace as a separate, stand-alone company. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results for the year ended December 31, 1997. See "Grace Summary Selected Financial Data -- Recent Results."

                                                                               Nine Months Ended
                                               Years Ended December 31,          September 30,
                                            ------------------------------    -------------------
                                            1996(a)    1995(b)    1994(b)     1997(a)    1996(b)
                                            --------   --------   --------    --------   --------
                                                (Dollars in millions, except per share data)
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA:
Sales and revenues........................  $1,718.7   $1,860.5   $1,711.0    $1,114.1   $1,336.2
Income/(loss) from continuing
  operations..............................     145.2     (299.6)    (167.6)      135.4      267.2
Primary earnings per share from continuing
  operations..............................      1.54      (3.07)     (1.78)       1.78       2.75

                                                              SEPTEMBER 30, 1997
                                                              ------------------
UNAUDITED PRO FORMA BALANCE SHEET DATA (AT END OF PERIOD):
Total assets................................................       $2,516.7
Long-term debt..............................................             --
Total liabilities...........................................        2,329.5
Total equity................................................          187.2

---------------
(a) The unaudited pro forma summary financial information for New Grace has been derived from the historical consolidated statement of operations of Grace, adjusted to reflect the separation of the Packaging Business and the reduction in interest expense expected to result from the use of the funds received in the Cash Transfer to repay borrowings. This pro forma summary financial information has been prepared on the assumption that the Transactions occurred on January 1, 1996.

(b) The unaudited pro forma summary financial information for New Grace has been derived from the historical consolidated statement of operations of Grace, adjusted to reflect the separation of the Packaging Business and an allocation of interest expense to the Packaging Business based on the ratio of the net assets of the Packaging Business to Grace's total capital. This pro forma summary financial information also differs from the unaudited pro forma summary financial information for New Grace for the year ended December 31, 1996 and the nine months ended September 30, 1997 in that it does not give effect to the Cash Transfer or the resultant repayment of Grace Specialty Chemicals borrowings using funds received in the Cash Transfer.

                              CERTAIN RISK FACTORS

     In evaluating New Grace and the Specialty Chemicals Businesses, you should carefully review the following risk factors, together with the other information in this Information Statement. You should also carefully review "Certain Risk Factors" in the Joint Proxy Statement/Prospectus.

     We also caution you that this Information Statement contains forward-looking statements, which include all statements regarding New Grace's expected financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of management, and markets for stock. Although we believe that our expectations reflected in such forward-looking statements are based on reasonable assumptions, such expectations may not prove to be correct. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include those set forth below as well as general economic, business and market conditions, customer acceptance of new products, efficacy of new technology, changes in U.S. and non-U.S. laws and regulations, costs or difficulties relating to the establishment of New Grace as an independent entity and increased competitive and/or customer pressures.

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

     New Grace was formed in August 1997 to facilitate the Transactions. New Grace, in the form in which it will exist after the Transactions, does not have an independent history as a stand-alone public company. For many years, the Packaging Business has generated funds from operations that have been used in the Specialty Chemicals Businesses and for Grace's general corporate purposes, such as dividends and share repurchases. Following the Spin-off, New Grace will not have access to the cash flow of the Packaging Business.

ASBESTOS-RELATED MATTERS

     Grace Specialty Chemicals is a defendant in property damage and personal injury lawsuits relating to previously sold asbestos-containing products and anticipates that it and/or New Grace will be named as a defendant in additional asbestos-related lawsuits in the future. We cannot predict whether and to what extent asbestos-related property damage lawsuits and claims will be brought against us in the future, or the expenses involved in defending against and disposing of such lawsuits and claims. At September 30, 1997, the liability recorded on Grace's books with respect to the defense and disposition of asbestos-related lawsuits and claims was $910.5 million, including a current liability of $135.0 million. In addition, at September 30, 1997, Grace had recorded a receivable of $295.4 million, reflecting amounts that Grace believes will ultimately be recovered from insurance carriers with respect to its asbestos-related lawsuits and claims. For information regarding noncash charges previously recorded by Grace in respect of its asbestos-related lawsuits and claims, see "Asbestos-Related Liability" in Note 2 to the Consolidated Financial Statements included in Annex F to this Information Statement. We believe that we do have adequate experience to reasonably estimate the number of asbestos-related personal injury claims that will be brought against us through 2001 and have recorded non-cash charges for those claims. New Grace's ultimate exposure with respect to its asbestos-related lawsuits and claims will depend on the number and nature of claims filed and the extent to which insurance will cover damages for which it may be held liable, amounts paid in settlement and litigation costs. See "Business of New Grace and Grace Specialty
Chemicals -- Legal Proceedings and Regulatory Matters" for further information.

NO PRIOR MARKET FOR NEW GRACE COMMON STOCK

     There is no current public trading market for New Grace common stock. New Grace will apply to list its common stock on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "GRA." New Grace expects approximately 75,000,000 million shares to initially be issued and outstanding, approximately 4,000,000 million shares to be subject to outstanding options and approximately 16,000 holders of record.

     We expect "when-issued" trading in New Grace common stock to develop before the time when the Spin-off occurs (the "Time of Spin-off"); this means that shares may be traded before the Time of Spin-off and before New Grace stock certificates are issued. We cannot predict the prices at which New Grace common stock may trade, either before the Spin-off on a "when-issued" basis or after the Spin-off. Until an orderly market develops, the trading prices of such stock may fluctuate significantly. The trading prices of New Grace common stock will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for such shares, investor perceptions of New Grace and the industries in which it participates, New Grace's dividend policy and general economic and market conditions. Such prices may also be affected by certain anti-takeover provisions of the Amended and Restated Certificate of Incorporation of New Grace (the "New Grace Certificate"), the Amended and Restated By-laws of New Grace (the "New Grace By-laws") and the New Grace Rights (as defined below), in each case as in effect following the Spin-off. See "-- Restrictions on Grace to Protect Tax-Free Treatment" and "Certain Anti-Takeover Provisions."

     The New Grace common stock will be freely transferable, except for shares of New Grace common stock received by "affiliates" of New Grace under the Securities Act. Persons who may be deemed affiliates of New Grace after the Spin-off generally include its directors and executive officers, as well as any principal stockholders of New Grace. See "Security Ownership of Certain Beneficial Owners" and "Beneficial Ownership of Management." Affiliates of New Grace will be permitted to sell their shares of New Grace common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. New Grace does not currently intend to file any such registration statement under the Securities Act. Based on the number of shares of New Grace common stock expected to be held by directors and executive officers of New Grace following the Spin-off, approximately 74,900,000 shares of New Grace common stock will be available for sale pursuant to such exemptions.

DIVIDEND POLICY AND SHARE REPURCHASES

     New Grace does not intend to pay dividends on the New Grace common stock following the Spin-off. In addition, although New Grace may repurchase shares of its common stock from time to time as circumstances allow, the declaration and payment of cash dividends and the repurchase of shares will be at the sole discretion of the New Grace Board of Directors (the "New Grace Board") and will depend on New Grace's ability to declare and pay dividends and to repurchase shares under its credit and financing agreements, as well as on the future operating results and financial condition of New Grace, its capital requirements and future prospects, general business conditions and other factors. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition -- Liquidity and Capital Resources" included in Annexes F and G and "-- Restrictions on Grace to Protect Tax-Free Treatment" and "Certain Anti-Takeover Provisions."

RESTRICTIONS ON NEW GRACE TO PROTECT TAX-FREE TREATMENT

     To protect the tax-free treatment of the Transactions under U.S. federal income tax laws, Grace and Sealed Air have agreed that, for two years after the Merger, subject to certain exceptions:

     - New Grace and its affiliates may not repurchase 20% or more of New Grace's equity securities (subject to certain additional limitations).

     - New Grace and its affiliates may not issue or sell New Grace equity securities, and they may not solicit, support or participate in any tender offer for New Grace equity securities, or approve or permit any business combination or other transaction, that (alone or together with the Merger) will result in one or more persons obtaining a 50% or greater interest in New Grace.

     - New Grace must continue to operate the Specialty Chemicals Businesses and may not sell or otherwise dispose of more than 60% of the Specialty Chemicals Businesses' assets except in the ordinary course of business.

     - The subsidiaries engaged in the Specialty Chemicals Businesses may not voluntarily dissolve, liquidate, merge, consolidate or reorganize.

     These restrictions may limit the ability of New Grace to engage in certain business transactions that otherwise might be advantageous for New Grace and its stockholders, and could deter potential acquisitions of control of New Grace. The restrictions are designed to protect the tax-free treatment of the Transactions for U.S. federal income tax purposes. Accordingly, New Grace may engage in a restricted transaction so long as it (i) obtains a ruling from the Internal Revenue Service ("IRS") or an opinion of tax counsel that the transaction will not adversely affect the tax-free treatment of the Transactions and (ii) indemnifies New Sealed Air against adverse tax consequences arising from the transaction. See "The Reorganization and Merger -- Certain United States Federal Income Tax Consequences" in the Joint Proxy Statement/ Prospectus.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The New Grace Certificate, the New Grace By-laws, the New Grace Rights and the Delaware General Corporation Law (the "Delaware Law") contain provisions that could delay or prevent a change in control of New Grace in a transaction not approved by the New Grace Board. In addition, the New Grace Board has adopted certain other programs, plans and agreements with its management and/or employees which may make such a change of control more expensive. See
"-- Certain Federal Income Tax Consequences" and "Certain Anti-Takeover Provisions."

ENVIRONMENTAL MATTERS

     Like others in similar businesses, Grace is, and New Grace will be, subject to extensive U.S. federal, state and local and foreign environmental laws and regulations. Although New Grace's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments (including increasingly stringent regulation) could require New Grace to make unforeseen expenditures relating to environmental matters. Although the amount of future expenditures for such matters cannot be determined with any degree of certainty, based on the facts presently known to us, we do not believe that such costs will have a material effect on New Grace's financial position, results of operations, or liquidity. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Environmental Matters," included in Annexes F and G, and "Business of New Grace and Grace Specialty Chemicals -- Environmental, Health and Safety Matters" and "-- Legal Proceedings and Regulatory Matters -- Environmental Proceedings."

COMPETITION

     New Grace's Specialty Chemicals Businesses are in highly competitive industries. The Specialty Chemicals Businesses are market leaders in most of their product lines and are subject to significant competition from other manufacturers worldwide. Competition is based on, among other things, technological capability, product performance, customer service and price.

                                  THE SPIN-OFF

     In the Spin-off, holders of Grace common stock will receive a dividend of one share of New Grace common stock for each share of Grace common stock held of record at the Time of Spin-off. The terms and conditions of the Spin-off are set forth in the Distribution Agreement by and among Grace, Grace Specialty Chemicals and New Grace (the "Distribution Agreement"), and the Agreement and Plan of Merger, dated as of August 14, 1997, by and among Grace, a Packaging Business subsidiary and Sealed Air (the "Merger Agreement," and, together with the Distribution Agreement and related agreements, the "Transaction Agreements"). See "Certain Agreements between Grace and New Grace." Following the Spin-off, New Grace will be the parent company of Grace Specialty Chemicals (which, in turn, will continue to own and operate the Specialty Chemicals Businesses), and New Sealed Air's operations will consist of the Packaging Business, which will be combined with Sealed Air in the Merger.

     Holders of record of Grace common stock with inquiries relating to the Spin-off should contact ChaseMellon Shareholder Services, L.L.C. (the "Distribution Agent") by telephone at (800) 648-8392 or should contact W. R. Grace & Co. in writing at One Town Center Road, Boca Raton, Florida 33486-1010 or by telephone at (800) 354-8917.

MANNER OF EFFECTING THE SPIN-OFF

     At the Time of Spin-off, Grace will effect the Spin-off by delivering certificates representing all of the issued and outstanding shares of New Grace common stock to the Distribution Agent, which, in turn, will distribute such shares on the basis of one share of New Grace common stock for each share of Grace common stock held of record at the Time of Spin-off. No holder of Grace common stock will be required to pay any cash or other consideration for the shares of New Grace common stock, or to surrender or exchange shares of Grace common stock, in order to receive shares of New Grace common stock. It is expected that certificates representing shares of New Grace common stock will be mailed by the Distribution Agent to holders of Grace common stock as promptly as practicable after the Time of Spin-off, and that such mailing will occur at approximately the same time as the mailing of the instructions for exchanging Grace stock certificates for New Sealed Air common and convertible preferred stock.

     Shares Outstanding following the Spin-off. The actual number of shares of New Grace common stock to be distributed in the Spin-off will equal the number of shares of Grace common stock outstanding at the Time of Spin-off. Based upon the shares of Grace common stock outstanding on February 11, 1998, approximately 75,000,000 shares of New Grace common stock will be distributed in the Spin-off. Following the Spin-off, approximately 225,000,000 shares of New Grace common stock will remain authorized but unissued, of which approximately 21,000,000 will be reserved for issuance pursuant to employee and director stock plans. In the Spin-off and the Merger, employee stock options to purchase Grace common stock that are held by persons employed in the Packaging Business will be converted into options to purchase New Sealed Air common stock, and all other employee stock options to purchase Grace common stock will be converted into options to purchase New Grace common stock; in either case, options remaining outstanding following the Spin-off and the Merger will be adjusted to preserve their economic value. See "Management -- Executive Compensation and Employee Benefits following the Spin-off."

     Intercompany Transactions. Prior to the Spin-off, Grace and a Packaging Business subsidiary will effect the Cash Transfer to the Specialty Chemicals Businesses by borrowing approximately $1.2 billion and transferring cash to the Specialty Chemicals Businesses in that amount, subject to certain adjustments as described in the Distribution Agreement. See "Certain Agreements between Grace and New Grace."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     For a description of the material U.S. federal income tax consequences of the Transactions to Grace and Grace's stockholders, please refer to "The Reorganization and Merger -- Certain United States Federal Income Tax Consequences" in the Joint Proxy Statement/Prospectus.

CONDITIONS; TERMINATION

     The Spin-off is conditioned upon, among other things, (i) the approval of the Transactions by Grace stockholders, (ii) the satisfaction or waiver of all conditions to the Transactions set forth in the Merger

Agreement and the Distribution Agreement, and (iii) the compliance of the Transactions with applicable U.S. federal and state securities laws.

     The Spin-off will be consummated immediately prior to the Recapitalization, and the Recapitalization will be consummated immediately prior to the Merger. The Spin-off and the Recapitalization will each be consummated only after the satisfaction or waiver of all conditions to the Merger. In addition, consummation of the Spin-off is a condition to the consummation of the Merger. The Distribution Agreement may be terminated, and the Spin-off may be abandoned, only following termination of the Merger Agreement, by and in the sole discretion of the Board of Directors of Grace (the "Grace Board"), without the approval of Grace's stockholders or any other party. See "The Reorganization and Merger -- Conditions; Termination" in the Joint Proxy Statement/Prospectus. In the event of such termination or abandonment, Grace will have no liability to any person under the Distribution Agreement or any obligation to effect the Spin-off.

RELATIONSHIPS AFTER THE SPIN-OFF

     As a result of the Spin-off, New Sealed Air will cease to be affiliated with New Grace and Grace Specialty Chemicals, and New Grace will operate as a separate publicly held company. After the Spin-off, shares of New Grace common stock will trade independently from shares of New Sealed Air common and convertible preferred stock. See "Certain Agreements between New Sealed Air and New Grace" and "Certain Relationships and Transactions."

LISTING AND TRADING OF NEW GRACE COMMON STOCK

     The New Grace common stock is expected to be listed on the NYSE, under the symbol "GRA." There is currently no public trading market for New Grace common stock. The prices at which New Grace common stock may trade prior to or following the Spin-off cannot be predicted. See "Certain Risk Factors -- No Prior Market for New Grace Common Stock." A when-issued trading market is expected to develop prior to the Time of Spin-off. The term "when-issued" means that shares can be traded before the Spin-off occurs and New Grace stock certificates are actually available or issued. The prices at which the shares of New Grace common stock may trade on a when-issued basis or after the Spin-off cannot be predicted.

     At the Time of Spin-off, New Grace expects to have approximately 16,000 stockholders of record, based upon the number of holders of record of Grace common stock as of February 11, 1998. The transfer agent and registrar for the New Grace common stock will be ChaseMellon Shareholder Services, L.L.C. The number of shares covered by options to acquire Grace common stock and their exercise prices will be adjusted following the Spin-off to preserve the economic value that they had prior to the Spin-off.

     New Grace common stock will be freely transferable, except for shares received by "affiliates" of New Grace under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of New Grace generally include its directors and executive officers, as well as any principal stockholders of New Grace. Affiliates of New Grace may sell their shares of New Grace common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 under the Securities Act. New Grace does not currently intend to file any such registration statement under the Securities Act.

                               REGULATORY MATTERS

     Other than as described in the Joint Proxy Statement/Prospectus, all material U.S. federal or state and foreign regulatory approvals required in connection with the Spin-off have been obtained. For a discussion of U.S. and foreign regulatory approvals with respect to the Transactions, please refer to "The Reorganization and Merger -- Regulatory Matters" in the Joint Proxy Statement/Prospectus.

     The Merger Agreement requires Grace and Sealed Air to use reasonable efforts to promptly make any filings or take other actions necessary to obtain required governmental approvals. In addition, the Distribution Agreement provides that Grace, Grace Specialty Chemicals and New Grace will cooperate to obtain all necessary consents and approvals, and to make all necessary filings and applications, that may be required for the consummation of the transactions contemplated by the Distribution Agreement.

                        PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

     The table below shows the unaudited pro forma condensed consolidated balance sheet of New Grace. This balance sheet is based on the historical consolidated balance sheet of Grace at September 30, 1997 and assumes that the Transactions had occurred on that date. It is intended to give you an idea of what New Grace's business would have looked like had the Transactions already occurred.

     It is important that you read this pro forma condensed consolidated balance sheet together with the Consolidated Financial Statements included in Annex F, and the Third Quarter Financial Statements included in Annex G, to this Information Statement. You should not rely on this balance sheet as being indicative of the financial position of New Grace that would have resulted if the Transactions had occurred on September 30, 1997.

                                                                              SEPTEMBER 30, 1997
                                                        --------------------------------------------------------------
                                                                                          PRO FORMA
                                                                                         ADJUSTMENTS
                                                          GRACE        PACKAGING     --------------------    NEW GRACE
                                                        HISTORICAL    BUSINESS(A)     DEBIT       CREDIT     PRO FORMA
                                                        ----------    -----------    --------    --------    ---------
                                                                            (DOLLARS IN MILLIONS)
ASSETS
  Current Assets
    Cash and cash equivalents.........................   $   66.2                    $1,240.8(b) $1,104.2(b)
                                                                                                    155.8(b) $   47.0
    Notes and accounts receivable, net................      616.0      $  272.8                                 343.2
    Other current assets..............................      539.3         256.6           1.8(c)                284.5
                                                         --------                                            --------
        Total Current Assets..........................    1,221.5                                               674.7
  Properties and equipment, net.......................    1,771.5       1,082.3                                 689.2
  Other assets........................................    1,207.0          71.7          17.5(b)              1,152.8
                                                         --------                                            --------
        Total Assets..................................   $4,200.0                                            $2,516.7
                                                         ========                                            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Short-term debt...................................   $   41.5                        41.5(b)             $     --
    Other current liabilities.........................    1,008.0         205.9                       4.8(c)    806.9
                                                         --------                                            --------
        Total Current Liabilities.....................    1,049.5                                               806.9
  Long-term debt......................................    1,062.7                     1,062.7(b)                   --
  Other liabilities...................................      832.3          95.7          30.3(c)     40.8(c)    747.1
  Noncurrent liabilities for asbestos-related
    litigation........................................      775.5                                               775.5
                                                         --------                                            --------
        Total Liabilities.............................    3,720.0                                             2,329.5
                                                         --------                                            --------
Commitments and Contingencies
  Shareholders' Equity
    Common stock......................................        0.8                         0.1(d)                  0.7
    Paid in capital...................................      593.1                        33.6(d)
                                                                                        300.8(e)                258.7
    Retained earnings.................................      377.0       1,468.8         138.3(b)  1,240.8(b)
                                                                                         13.5(c)    300.8(e)
                                                                                        298.0(d)                   --
    Cumulative translation adjustments................     (154.0)        (87.0)                                (67.0)
    Deferred compensation trust.......................       (5.2)                                               (5.2)
    Treasury stock, at cost...........................     (331.7)                                  331.7(d)       --
                                                         --------                                            --------
        Total Shareholders' Equity....................      480.0                                               187.2
                                                         --------                                            --------
        Total Liabilities and Shareholders' Equity....   $4,200.0                                            $2,516.7
                                                         ========                                            ========

     THE NOTES TO THIS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET ARE AN INTEGRAL PART OF THE PRO FORMA FINANCIAL INFORMATION PRESENTED.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

     The table below shows the unaudited pro forma condensed consolidated statement of operations of New Grace. This statement of operations is based on the historical consolidated statement of operations of Grace and assumes that the Transactions occurred on January 1, 1996. It is intended to give you an idea of what New Grace's business would have looked like had the Transactions already occurred.

     It is important that you read this pro forma condensed consolidated statement of operations together with the Consolidated Financial Statements included in Annex F, and the Third Quarter Financial Statements included in Annex G, to this Information Statement. You should not rely on this statement of operations as being indicative of the historical results that New Grace would have had if the Transactions had already occurred, or the results that New Grace will experience after the Transactions.

                                                             YEAR ENDED DECEMBER 31, 1996
                                               --------------------------------------------------------
                                                                             PRO FORMA
                                                                            ADJUSTMENTS
                                                 GRACE       PACKAGING    ---------------    NEW GRACE
                                               HISTORICAL   BUSINESS(F)   DEBIT    CREDIT    PRO FORMA
                                               ----------   -----------   -----    ------    ----------
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales and revenues...........................   $3,454.1     $1,735.4                         $1,718.7
Other income.................................       38.9          8.0                             30.9
                                                --------     --------                         --------
     Total...................................    3,493.0      1,743.4                          1,749.6
                                                --------     --------                         --------
Cost of goods sold and operating expenses....    2,071.0      1,079.5                            991.5
Selling, general and administrative
  expenses...................................      713.3        281.7                            431.6
Depreciation and amortization................      184.4         92.0                             92.4
Interest expense and related financing
  costs......................................       71.6          2.0              $54.2(g)       15.4
Research and development expenses............       93.9         43.5                             50.4
Restructuring costs and asset impairments....      107.5         74.9                             32.6
Provision relating to asbestos-related
  liabilities and insurance coverage.........      229.1           --                            229.1
Gain on sales of businesses..................     (326.4)          --                           (326.4)
                                                --------     --------                         --------
     Total...................................    3,144.4      1,573.6                          1,516.6
                                                --------     --------                         --------
Income from continuing operations before
  income taxes...............................      348.6        169.8                            233.0
Provision for income taxes...................      134.8         66.0     $19.0(h)                87.8
                                                --------     --------                         --------
Income from continuing operations............   $  213.8     $  103.8                         $  145.2
                                                ========     ========                         ========
Earnings per share:
     Primary.................................   $   2.27                                      $   1.54
     Fully diluted...........................   $   2.26                                      $   1.53
Weighted average shares of common stock
  outstanding (in thousands):
     Primary.................................     94,085                                        94,085
     Fully diluted...........................     94,480                                        94,480
(CONT.)

                                                         NINE MONTHS ENDED SEPTEMBER 30, 1997
                                               --------------------------------------------------------
                                                                             PRO FORMA
                                                                            ADJUSTMENTS
                                                 GRACE       PACKAGING    ---------------    NEW GRACE
                                               HISTORICAL   BUSINESS(F)   DEBIT    CREDIT    PRO FORMA
                                               ----------   -----------   -----    ------    ----------
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales and revenues...........................   $2,460.7     $1,346.6                         $1,114.1
Other income.................................       36.5          3.4                             33.1
                                                --------     --------                         --------
     Total...................................    2,497.2      1,350.0                          1,147.2
                                                --------     --------                         --------
Cost of goods sold and operating expenses....    1,492.4        813.3                            679.1
Selling, general and administrative
  expenses...................................      467.9        226.7                            241.2
Depreciation and amortization................      145.5         78.8                             66.7
Interest expense and related financing
  costs......................................       58.6           --              $51.7(g)        6.9
Research and development expenses............       66.9         33.1                             33.8
Restructuring costs..........................       12.4          8.4                              4.0
Gain on sales of businesses..................     (103.1)          --                           (103.1)
                                                --------     --------                         --------
     Total...................................    2,140.6      1,160.3                            928.6
                                                --------     --------                         --------
Income from continuing operations before
  income taxes...............................      356.6        189.7                            218.6
Provision for income taxes...................      134.1         69.0     $18.1(h)                83.2
                                                --------     --------                         --------
Income from continuing operations............   $  222.5     $  120.7                         $  135.4
                                                ========     ========                         ========
Earnings per share:
     Primary.................................   $   2.92                                      $   1.78
     Fully diluted...........................   $   2.91                                      $   1.77
Weighted average shares of common stock
  outstanding (in thousands):
     Primary.................................     76,180                                        76,180
     Fully diluted...........................     76,572                                        76,572

     THE NOTES TO THIS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS ARE AN INTEGRAL PART OF THE PRO FORMA FINANCIAL INFORMATION PRESENTED.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

     The table below shows the unaudited pro forma condensed consolidated statement of operations of New Grace for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996. This statement of operations is based on the historical consolidated statement of operations of Grace, adjusted to reflect the separation of the Packaging Business and an allocation of interest expense to the Packaging Business based on the ratio of the net assets of the Packaging Business to Grace's total capital. This unaudited pro forma condensed consolidated statement of operations also differs from the unaudited pro forma condensed consolidated statement of operations on the preceding page in that it does not give effect to the Cash Transfer or the resultant repayment of Grace Specialty Chemicals borrowings using funds received in the Cash Transfer.

     It is important that you read this pro forma condensed consolidated statement of operations together with the Consolidated Financial Statements included in Annex F, and the Third Quarter Financial Statements included in Annex G, to this Information Statement. You should not rely on this statement of operations as being indicative of the historical results that would actually have resulted for New Grace had the Packaging Business been separated from Grace on January 1, 1994.

                                                                  YEAR ENDED DECEMBER 31, 1994
                                                    --------------------------------------------------------
                                                                                  PRO FORMA
                                                                                 ADJUSTMENTS
                                                      GRACE       PACKAGING    ---------------    NEW GRACE
                                                    HISTORICAL   BUSINESS(F)   DEBIT    CREDIT    PRO FORMA
                                                    ----------   -----------   -----    ------    ----------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales and revenues................................   $3,128.5     $1,417.5                         $1,711.0
Other income......................................       42.0          3.0                             39.0
                                                     --------     --------                         --------
     Total........................................    3,170.5      1,420.5                          1,750.0
                                                     --------     --------                         --------
Cost of goods sold and operating expenses.........    1,832.6        844.6                            988.0
Selling, general and administrative expenses......      785.9        248.2                            537.7
Depreciation and amortization.....................      164.6         59.9                            104.7
Interest expense and related financing costs......       49.5          2.3               26.6(i)       20.6
Research and development expenses.................       99.6         37.7                             61.9
Provision relating to asbestos-related liabilities
  and insurance coverage..........................      316.0           --                            316.0
                                                     --------     --------                         --------
     Total........................................    3,248.2      1,192.7                          2,028.9
                                                     --------     --------                         --------
(Loss)/income from continuing operations before
  income taxes....................................      (77.7)       227.8                           (278.9)
(Benefit from)/provision for income taxes.........      (42.6)        78.0       9.3(h)              (111.3)
                                                     --------     --------                         --------
(Loss)/income from continuing operations..........   $  (35.1)    $  149.8                         $ (167.6)
                                                     ========     ========                         ========
Loss per share:
     Primary......................................   $   (.38)                                     $  (1.78)
     Fully diluted................................       --(1)                                         --(1)
Weighted average shares of common stock
  outstanding (in thousands):
     Primary......................................     94,561                                        94,561
     Fully diluted................................     94,595                                        94,595

------------------------
(1) Not presented as the effect is anti-dilutive.

                                                                  YEAR ENDED DECEMBER 31, 1995
                                                    --------------------------------------------------------
                                                                                  PRO FORMA
                                                                                 ADJUSTMENTS
                                                      GRACE       PACKAGING    ---------------    NEW GRACE
                                                    HISTORICAL   BUSINESS(F)   DEBIT    CREDIT    PRO FORMA
                                                    ----------   -----------   -----    ------    ----------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales and revenues................................   $3,552.6     $1,692.1                         $1,860.5
Other income......................................       41.2          4.3                             36.9
                                                     --------     --------                         --------
     Total........................................    3,593.8      1,696.4                          1,897.4
                                                     --------     --------                         --------
Cost of goods sold and operating expenses.........    2,151.2      1,023.8                          1,127.4
Selling, general and administrative expenses......      913.7        297.0                            616.7
Depreciation and amortization.....................      186.1         76.6                            109.5
Interest expense and related financing costs......       71.3          3.0               41.4(i)       26.9
Research and development expenses.................      111.6         42.8                             68.8
Restructuring costs and asset impairments.........      169.0         17.7                            151.3
Provision relating to asbestos-related liabilities
  and insurance coverage..........................      275.0           --                            275.0
                                                     --------     --------                         --------
     Total........................................    3,877.9      1,460.9                          2,375.6
                                                     --------     --------                         --------
(Loss)/income from continuing operations before
  income taxes....................................     (284.1)       235.5                           (478.2)
(Benefit from)/provision for income taxes.........     (104.5)        88.6      14.5(h)              (178.6)
                                                     --------     --------                         --------
(Loss)/income from continuing operations..........   $ (179.6)    $  146.9                         $ (299.6)
                                                     ========     ========                         ========
Loss per share:
     Primary......................................   $  (1.84)                                     $  (3.07)
     Fully diluted................................       --(1)                                         --(1)
Weighted average shares of common stock
  outstanding (in thousands):
     Primary......................................     97,669                                        97,669
     Fully diluted................................     98,011                                        98,011

                                                              NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                    --------------------------------------------------------
                                                                                  PRO FORMA
                                                                                 ADJUSTMENTS
                                                      GRACE       PACKAGING    ---------------    NEW GRACE
                                                    HISTORICAL   BUSINESS(F)   DEBIT    CREDIT    PRO FORMA
                                                    ----------   -----------   -----    ------    ----------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales and revenues................................   $2,603.2     $1,267.0                         $1,336.2
Other income......................................        6.3          4.6                             21.7
                                                     --------     --------                         --------
     Total........................................    2,629.5      1,271.6                          1,357.9
                                                     --------     --------                         --------
Cost of goods sold and operating expenses.........    1,565.7        785.9                            779.8
Selling, general and administrative expenses......      546.5        210.7                            335.8
Depreciation and amortization.....................      134.2         69.2                             65.0
Interest expense and related financing costs......       54.9          1.5               37.5(i)       15.9
Research and development expenses.................       75.0         33.2                             41.8
Restructuring costs...............................       53.7         37.0                             16.7
Gain on sales of businesses.......................     (326.4)          --                           (326.4)
                                                     --------     --------                         --------
     Total........................................    2,103.6      1,137.5                            928.6
                                                     --------     --------                         --------
Income from continuing operations before income
  taxes...........................................      525.9        134.1                            429.3
Provision for income taxes........................      192.9         43.9      13.1(h)               162.1
                                                     --------     --------                         --------
Income from continuing operations.................   $  333.0     $   90.2                         $  267.2
                                                     ========     ========                         ========
Earnings per share:
     Primary......................................   $   3.42                                      $   2.75
     Fully diluted................................   $   3.40                                      $   2.72
Weighted average shares of common stock
  outstanding (in thousands):
     Primary......................................     97,166                                        97,166
     Fully diluted................................     98,015                                        98,015

---------------
(1) Not presented as the effect is anti-dilutive.

     THE NOTES TO THIS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS ARE AN INTEGRAL PART OF THE PRO FORMA FINANCIAL INFORMATION PRESENTED.

          NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE
                       SHEET AND STATEMENT OF OPERATIONS
                    (DOLLARS IN MILLIONS, EXCEPT PAR VALUE)
                            ------------------------

     For accounting purposes, New Grace will receive the Cash Transfer and will be deemed to receive a 63.0% equity interest in New Sealed Air and to immediately distribute such interest to the holders of Grace common stock; however, the receipt and distribution of the interest in New Sealed Air are not reflected in the pro forma condensed consolidated balance sheet and statement of operations.
                            ------------------------

          (a) Reflects the separation of $1,381.8 (the net assets of the Packaging Business). The separation of the assets and liabilities of the Packaging Business has been accounted for as a dividend to Grace stockholders and, therefore, is not reflected in the pro forma condensed consolidated statement of operations.

          (b) The Distribution Agreement provides that, prior to the Transactions, Grace and a Packaging Business subsidiary will borrow funds and will transfer the net cash proceeds of such borrowings (estimated at $1,240.8, subject to adjustment as provided in the Distribution Agreement) to Grace Specialty Chemicals; included in the Cash Transfer is approximately $40.8, which represents costs to be borne by the Packaging Business in connection with the Transactions. A substantial portion of these proceeds is expected to be used to repay all of Grace Specialty Chemicals borrowings, resulting in an aggregate reduction of $1,104.2 in its debt (consisting of $1,062.7 in long-term debt and $41.5 in short-term debt). In the event that all Grace Specialty Chemicals borrowings are not repaid, the pro forma condensed consolidated balance sheet would reflect an increase in cash and cash equivalents and debt, and the pro forma condensed consolidated statement of operations would reflect an increase in interest expense and related financing costs. The net cash proceeds remaining after the repayment of borrowings are expected to be used for general corporate purposes of New Grace. It is expected that New Grace will incur expenses totaling approximately $138.3 (net of $17.5 in tax benefits) in connection with the Transactions, comprised primarily of debt retirement costs, non-U.S. taxes, and investment banking, legal and accounting fees.

          (c) As provided in the Merger Agreement, New Grace will retain certain assets and liabilities of the Packaging Business subsequent to the Transactions. These retained assets and liabilities (including the related deferred tax assets and liabilities) are primarily comprised of U.S. pension plan assets and accruals related to other postretirement health care and life insurance benefits, long-term incentive compensation, environmental remediation and certain tax benefits.

          (d) In connection with the Spin-off, holders of Grace Common Stock will receive one share of New Grace common stock for each share of Grace common stock held of record at the Time of Spin-off. The treasury stock held by Grace at September 30, 1997 is to be retired prior to December 31, 1997 and therefore will not be transferred to New Grace and is eliminated in the pro forma adjustments. As a result of the retirement of the treasury stock, (i) the $331.7 of treasury stock will be eliminated, (ii) retained earnings will decrease by $298.0, (iii) paid in capital will decrease by $33.6 and (iv) common stock will decrease by $0.1.

          (e) Represents an adjustment to eliminate a retained deficit resulting from the Transactions and the retirement of Grace's treasury stock (discussed in note (d) above) against paid in capital.

          (f) Represents the results of operations of the Packaging Business for the periods presented. Amounts have been derived from the Grace Packaging Special-Purpose Combined Financial Statements included in the Joint Proxy Statement/Prospectus and have been adjusted to conform to Grace's historical classifications.

          (g) For the year ended December 31, 1996, the assumed reduction in debt as of January 1, 1996 would have the pro forma effect of reducing total interest expense and related financing costs by $54.2. For the nine months ended September 30, 1997, the assumed reduction in debt as of January 1, 1996 would have the pro forma effect of reducing total interest expense and related financing costs by $51.7. The pro forma condensed consolidated statement of operations reflects interest expense and related financing costs incurred on borrowings outstanding during the respective periods in excess of the Cash Transfer.

          (h) Based on the U.S. federal statutory corporate tax rate of 35%.

          (i) In the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, interest expense has been allocated to the Packaging Business based on the ratio of the net assets of the Packaging Business as compared to Grace's total capital, resulting in interest expense of $26.6 for 1994, $41.4 for 1995 and $37.5 for the nine months ended September 30, 1996.
                            ------------------------

     For historical financial information for Grace (including the Consolidated Financial Statements, the Third Quarter Financial Statements and Management's Discussion and Analysis of Results of Operations and Financial Condition), see Annexes F and G to this Information Statement.

              BUSINESS OF NEW GRACE AND GRACE SPECIALTY CHEMICALS

     New Grace was incorporated in August 1997 as a wholly owned subsidiary of Grace and currently has no assets. Prior to the Spin-off, Grace Specialty Chemicals will transfer the Packaging Business to a Packaging Business subsidiary and will distribute the stock of that subsidiary to Grace. Grace will then contribute to New Grace all of the capital stock of Grace Specialty Chemicals and effect the Spin-off. Immediately following the Spin-off, the name of New Grace will be changed to "W. R. Grace & Co." New Grace's principal executive offices are located at One Town Center Road, Boca Raton, Florida 33486-1010, and its telephone number is (561) 362-2000.

OVERVIEW AND STRATEGY

     Grace Specialty Chemicals is one of the world's leading specialty chemicals companies. It began operating the Specialty Chemicals Businesses in 1954, when it acquired both the Dewey and Almy Chemical Company and the Davison Chemical Company.

     Grace Specialty Chemicals' businesses are catalysts and silica-based products; construction chemicals and specialty building materials; and container sealants and coatings. Grace Specialty Chemicals believes that each of these businesses is an industry leader, offers high-value-added products, employs leading technology and has a global presence. Grace Specialty Chemicals' products and systems serve highly specialized market segments; accordingly, competition tends to be based primarily on technological capability, customer service, product quality, and, to a lesser extent, price. Grace Specialty Chemicals believes that it provides highly differentiated, superior products and services through investments in research and development, manufacturing and technical facilities that enable Grace Specialty Chemicals to take advantage of expanding global opportunities, and technology platforms capable of providing multiple products to satisfy customers' specific needs.

     Grace Specialty Chemicals' strategy has been and, following the Spin-off, will be to enhance stockholder value by profitably growing the Specialty Chemicals Businesses on a global basis and achieving high levels of financial performance. To achieve these objectives, Grace Specialty Chemicals plans to (i) use the funds received in the Cash Transfer to repay borrowings and to invest in its businesses; (ii) invest in research and development activities, with the goals of introducing new value-added products and services and enhancing manufacturing processes; (iii) make selected strategic acquisitions; and (iv) continue to implement process improvements and cost-management initiatives, including rigorous controls on working capital and capital spending. These plans are designed to make Grace Specialty Chemicals a high-performance company focused on the strengths of its global specialty chemicals businesses.

     From 1994 through 1996, Grace Specialty Chemicals' capital expenditures totaled $561.7 million (including $178.3 million in 1996). These expenditures were primarily directed towards the expansion of existing facilities and the construction of new facilities. Grace Specialty Chemicals anticipates that its capital expenditures for 1997 will approximate $120 million.

     In the future, Grace Specialty Chemicals intends to continue its emphasis on internal growth. In addition, it may effect acquisitions, joint ventures and strategic alliances that afford synergies or other benefits necessary to fulfill strategic objectives of a business (such as a key technology or opportunities for geographic expansion) or that provide a combination of a close fit with an existing business with the potential for exceptional returns.

     At year-end 1996, Grace Specialty Chemicals had approximately 6,000 full-time employees worldwide in its continuing operations.

SPECIALTY CHEMICALS INDUSTRY OVERVIEW

     Specialty chemicals, such as those produced by Grace Specialty Chemicals, are high-value-added products used as intermediates in a wide variety of products and processes; they are produced in relatively small volumes and must satisfy well-defined performance requirements and specifications. Specialty chemicals are often critical components of the end products and processes in which they are used; consequently, they are tailored to customer needs, which generally results in a close relationship between the specialty chemicals producer and the customer. Rapid response to changing customer needs and reliability of product and supply are important competitive factors in specialty chemicals businesses.

     The management of Grace Specialty Chemicals believes that, in specialty chemicals businesses, technological leadership (resulting from continuous innovation through research and development), combined with product differentiation and superior customer service, lead to high operating margins. Grace Specialty Chemicals believes that its businesses are characterized by market features that reward the higher research and development and customer service costs associated with its strategy.

PRODUCTS AND MARKETS

     Catalysts and Silica-Based Products. Grace Specialty Chemicals' Davison unit ("Grace Davison"), founded in 1832, is composed of two primary product groups: (i) catalysts and (ii) silica products and adsorbents. These products principally apply silica, alumina and zeolite technology and are designed and manufactured to meet the varying specifications of such diverse customers as major oil refiners, plastics and chemical manufacturers, and consumer products companies. Grace Davison believes that its technological expertise provides a competitive edge, allowing it to quickly design products that meet changing customer specifications and to develop new products that expand its existing technology. For example, Grace Davison estimates that a substantial portion of its 1996 fluid cracking catalyst sales was attributable to products introduced in the previous five years.

     Grace Davison produces refinery catalysts, including (i) fluid cracking catalysts used by petroleum refiners to convert crude oil into more valuable transportation fuels (such as gasoline and jet and diesel fuels) and other petroleum-based products, and (ii) hydroprocessing catalysts that remove certain impurities (such as nitrogen, sulfur and heavy metals) from crude oil prior to the use of fluid cracking catalysts. Grace Davison also develops and manufactures fluid cracking catalyst additives used to reduce emissions and for combustion and octane enhancement. Oil refining is a highly specialized discipline, demanding that products be tailored to meet local variations in crude oil and the refinery's product output mix. Grace Davison works regularly with most of the approximately 360 refineries in the world, helping to find the most appropriate catalyst formulations for the refiners' changing needs. Grace Davison's business has benefited in recent years, in part, from refiners' use of heavier crude oils, and could be adversely affected by an increase in the availability of lighter crude oil, which generally requires less fluid cracking catalysts to refine. Grace Davison's business is also affected by the capacity utilization of refiners' cracking units, as disproportionately greater amounts of fluid cracking catalysts are used at higher levels of capacity utilization. Competition in the refinery catalyst business is based on technology, product performance, customer service and price. Grace Davison believes it is one of the world leaders in refinery catalysts and the largest supplier of fluid cracking catalysts in the world.

     Grace Davison is a major producer of polyolefin catalysts and catalyst supports, essential components in the manufacture of high density and linear low density polyethylene resins used in products such as plastic film, high-performance plastic pipe and plastic household containers. Grace Davison catalysts are used in manufacturing nearly half of all such resins produced worldwide. The polyolefin catalyst business is technology-intensive and focused on providing products formulated to meet customer specifications. Manufacturers generally compete on a worldwide basis, and competition has recently intensified due to evolving technologies, particularly the use of metallocenes. Grace Davison believes that metallocenes represent a revolutionary development in the making of plastics, allowing plastics manufacturers to design polymers with exact performance characteristics. Grace Davison is continuing to work on the development and commercialization of metallocene catalysts.

     Silica products and zeolite adsorbents produced by Grace Davison are used in a wide variety of industrial and consumer applications. For example, silicas are used in coatings as flatting agents (i.e., to reduce gloss), in plastics to improve handling, in toothpastes as thickeners and cleaners, in foods to carry flavors and prevent caking, and in the purification of edible oils. Zeolite adsorbents are used between the two panes of insulated glass to adsorb moisture and are used in process applications to separate certain chemical components from mixtures. Competition is based on product performance, customer service and price.

     Grace Davison's sales and revenues were $732 million in 1996, $700 million in 1995 and $615 million in 1994; approximately 51% of Grace Davison's 1996 sales and revenues were generated in North America, 35% in Europe, 12% in Asia Pacific and 2% in Latin America. Sales of catalysts accounted for 26% of the total sales and revenues of Grace Specialty Chemicals' continuing operations in 1996, 23% in 1995 and 22% in 1994. Sales of silica products and zeolite adsorbents accounted for 17% of the total sales and revenues of Grace Specialty Chemicals' continuing operations in 1996, 14% in 1995 and 13% in 1994. At year-end 1996, Davison employed approximately 2,700 people worldwide in 10 facilities (six in the U.S. and one each in Canada, Germany, Brazil and Malaysia). Grace Davison's principal U.S. manufacturing facilities are located in Baltimore, Maryland and Lake Charles, Louisiana. Grace Davison has a direct selling force and distributes its products directly to over 19,000 customers, the largest of which accounted for approximately 6% of Grace Davison's 1996 sales and revenues.

     Most raw materials used in the manufacture of Grace Davison products are available from multiple sources, and, in some instances, are produced by Grace Davison. Because of the diverse applications of products using Grace Davison technology and the geographic areas in which such products are used, seasonality does not have a significant effect on Grace Davison's businesses.

     Construction Products. Grace Specialty Chemicals' construction products business ("Grace Construction Products") is a leading supplier of specialty chemicals and building materials to the nonresidential (commercial and government) construction industry, and to a lesser extent, the residential construction industry. Its products fall into two main groups: (i) specialty construction chemicals (principally concrete admixtures, cement additives and masonry products) that add strength, control corrosion, and enhance the handling and application of concrete; and (ii) specialty building materials that prevent water damage to structures (such as water- and ice-proofing products for residential use and waterproofing systems for commercial structures) and protect structural steel against collapse due to fire. In North America, Grace Construction Products also manufactures and distributes vermiculite products used in construction and other industrial applications.

     Grace Construction Products has introduced a number of new products and product enhancements in recent years. These new products and enhancements include an admixture that reduces concrete shrinkage and helps prevent cracking; a product that enables contractors to pour and "work" concrete in colder temperatures; an admixture that inhibits corrosion and prolongs the life of concrete structures; new roof underlayments that provide added protection from ice and wind-driven rain; and enhancements to fireproofing products that make Grace Construction Products' fireproofing systems more price-competitive for smaller jobs. In addition to customer acceptance of these and other product introductions, Grace Construction Products' growth is dependent on the advancement of less developed economies (since, as economies develop, they typically increase their usage of ready-mix concrete, which allows for the application of more concrete admixtures).

     The materials produced by Grace Construction Products are sold to an extremely broad range of customers, including cement manufacturers, ready-mix and pre-stressed concrete producers, local contractors, specialty subcontractors and applicators, masonry block manufacturers, building materials distributors and other industrial manufacturers, as well as construction specifiers, such as architects and structural engineers. For some of these customer groups (such as contractors), cost and ease of application are the key factors in making purchasing decisions; for others (such as architects and structural engineers), product performance and adaptability are the critical factors. In view of this diversity, and because Grace Construction Products' business requires intensive sales and customer service efforts, Grace Construction Products maintains a separate sales and technical support team for each of its product groups. This sales and support team sells products under global contracts, under U.S. or regional contracts and on a job-by-job basis. Consequently, Grace Construction Products competes globally with several large construction materials suppliers and regionally and locally with numerous smaller competitors. In recent years, the cement manufacturing business and the contracting business have experienced substantial consolidation, particularly in markets outside the U.S. Competition is based largely on technical support and service, product performance, adaptability of the product and price.

     Grace Construction Products' 1996 sales and revenues totaled $435 million (64% in North America, 19% in Asia Pacific, 17% in Europe and less than 1% in Latin America), versus $397 million in 1995 and $387 million in 1994. Sales of specialty construction chemicals accounted for 15% of the total sales and revenues of Grace Specialty Chemicals' continuing operations in 1996, 12% in 1995 and 11% in 1994. In addition, sales of specialty building materials accounted for 11% of the total sales and revenues of Grace Specialty Chemicals' continuing operations in 1996, 9% in 1995 and 11% in 1994. At year-end 1996, Grace Construction Products employed approximately 1,900 people at 56 production facilities (26 in North America, 11 in Southeast Asia, seven in each of Australia/New Zealand and Europe, four in Latin America and one in Japan) and 76 sales offices worldwide. Grace Construction Products' capital expenditures tend to be relatively lower, and sales and marketing expenditures tend to be relatively higher, than those of Grace Specialty Chemicals' other businesses.

     The construction business is cyclical, in response to economic conditions and construction demand. The construction market experienced slow but steady growth through 1996 and into 1997 from a cyclical low in 1991. During this time, management of Grace Construction Products has focused its efforts on streamlining its range of products by introducing new higher-value products, eliminating lower-growth and lower-margin products and reducing costs. For example, during this period, Grace Construction Products restructured its global research activities and implemented a lower cost structure by consolidating manufacturing operations and streamlining its management structure. The construction business is also seasonal due to weather conditions. Grace Construction Products seeks to increase profitability and minimize the impact of cyclical and seasonal downturns in regional economies by introducing technically advanced value-added products, expanding geographically, and developing business opportunities in renovation construction markets. However, there can be no assurance that Grace Construction Products' attempts to minimize the impact of the cyclicality and seasonality of the construction business will succeed, and such cyclicality and seasonality could adversely affect Grace Construction Products' business and results of operations.

     The raw materials used by Grace Construction Products can be obtained from multiple sources, including commodity chemical producers, petroleum companies and paper manufacturers. In most instances, there are at least two alternative suppliers for each of the principal raw materials used by Grace Construction Products. The worldwide supply of calcium lignin, a wood pulping by-product used as a raw material in the production of concrete admixtures, had been decreasing as paper mills converted to new manufacturing processes. In 1996, additional supplies of calcium lignin became available, alleviating the shortage. However, there is no assurance that the additional supplies will remain available in sufficient quantities or at satisfactory prices.

     Container Sealants and Coatings. Grace Specialty Chemicals' container sealants and coatings business ("Darex Container Products") consists primarily of three product lines: container sealants, closure sealants and coatings for metal packaging. Container sealants are applied to food and beverage cans, as well as to other rigid containers (such as industrial product containers and aerosol cans), to ensure a hermetic seal between the lid and the body of the container. Closure sealants are used to seal pry-off and twist-off metal crowns, as well as roll-on pilfer proof and plastic closures, for the glass and plastic container markets (primarily in beverage and food applications). Coatings are used in the manufacture of cans and closures to protect the metal against corrosion, to protect the contents against the influences of metal, to ensure proper adhesion of sealing compounds to metal surfaces, and to provide base coats for inks and for decorative purposes. These products are principally sold to third parties that manufacture containers or perform canning and bottling for food and beverage companies. Darex Container Products is expanding its product offering and is seeking to improve sales growth through new technologies, such as its oxygen-scavenging compounds. These new compounds are combined with closure sealants to eliminate oxygen in capped beer and beverage bottles, which management believes significantly extends shelf life of the product. Darex Container Products is commercially producing oxygen-scavenging compounds for several breweries and is testing such compounds with other breweries. Darex Container Products is also expanding in developing regions. However, future sales growth will likely be impacted by the trend toward can systems requiring fewer seams, as well as the increasing use of plastic and glass containers. Competition is based on providing high-quality customer service at customer sites, as well as on price, quality and reliability. In addition, because of the relative concentration of the canning and bottling market, maintaining relationships with leading container manufacturers, canners and bottlers, and assisting them as they install new production equipment and reengineer processes, are key elements for success.

     Darex Container Products' sales and revenues were $275 million in 1996, $280 million in 1995 and $253 million in 1994. Its products are marketed internationally, with 37% of 1996 sales and revenues in Europe, 24% in North America, 23% in Asia Pacific and 16% in Latin America. At year-end 1996, Darex Container Products employed approximately 1,400 people at 21 production facilities (seven in each of Latin America and Asia Pacific, four in North America and three in Europe) and 37 sales offices worldwide. Although the raw materials used in Darex Container Products' operations, including resins, rubber and latices, are generally available from multiple sources, the prices of certain raw materials experienced upward pressure during most of 1996 and, to a lesser extent, 1997. Darex Container Products is seeking to establish global supply arrangements that would tend to alleviate this pressure; however, no assurance can be given that such arrangements can be entered into on acceptable terms. Although demand for container packaging and sealant products tends to increase slightly during the second and third quarters, the impact of such seasonality is not significant to Darex Container Products.

     Grace Specialty Chemicals is considering strategic alternatives for Darex Container Products. These alternatives include acquiring one or more complementary businesses; entering into joint ventures or other combinations with such businesses; or selling Darex Container Products. However, there is no assurance as to whether or when any of these strategic alternatives will be accomplished.

RESEARCH ACTIVITIES

     Grace Specialty Chemicals engages in research and development programs directed toward the development of new products and processes, and the improvement of, and development of new uses for, existing products and processes. Research is carried out by product line laboratories in North America, Europe, Asia and Latin America and includes research in catalysts and construction materials. Grace Specialty Chemicals' research and development strategy will be to develop technology platforms on which new products will be based, while focusing development efforts in each business unit on the improvement of existing products and/or the adaptation of existing products to customer needs.

     Research and development expenses relating to continuing operations amounted to $50 million in 1996, $66 million in 1995 and $62 million in 1994 (including expenses incurred in funding external research projects). The amount of research and development expenses relating to government- and customer-sponsored projects (as opposed to projects sponsored by Grace Specialty Chemicals) was not material.

PATENTS AND OTHER INTELLECTUAL PROPERTY MATTERS

     Grace Specialty Chemicals relies on numerous patents and patent applications, as well as know-how and other proprietary information. As competition in the markets in which Grace Specialty Chemicals does business is often based on technological superiority and innovation, with new products being introduced frequently, the ability to achieve technological innovations and to obtain patent or other intellectual property protection is important. There can be no assurance that Grace Specialty Chemicals' patents, patent applications or other intellectual property will provide sufficient proprietary protection. In addition, other companies may independently develop similar systems or processes that circumvent patents issued to Grace Specialty Chemicals, or may acquire patent rights within the fields of Grace Specialty Chemicals' businesses.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     Manufacturers of specialty chemical products, including Grace Specialty Chemicals, are subject to stringent regulations under numerous U.S. federal, state and local and foreign environmental, health and safety laws and regulations relating to the generation, storage, handling, discharge and disposition of hazardous wastes and other materials. Grace Specialty Chemicals has expended substantial funds in order to comply with such laws and regulations and expects to continue to do so in the future. The following table sets forth Grace Specialty Chemicals' expenditures in the past three years, and its estimated expenditures in 1997 and 1998, for (i) the operation and maintenance of environmental facilities and the disposal of wastes with respect to continuing operations; (ii) capital expenditures for environmental control facilities relating to continuing operations; and (iii) site remediation:

                                            (I)
                                        OPERATION OF         (II)           (III)
                                       FACILITIES AND      CAPITAL          SITE
                                       WASTE DISPOSAL    EXPENDITURES    REMEDIATION
                                       --------------    ------------    -----------
                                                      ($ IN MILLIONS)
1994.................................       $28              $16             $31
1995.................................        34               12              31
1996.................................        33               10              20
1997 (est.)..........................        33                7              34
1998 (est.)..........................        35                9              39

     Additional material environmental costs may arise as a result of future legislation or other developments. Grace Specialty Chemicals' earnings, competitive position and other capital expenditures have not been, and are not expected to be, materially adversely affected by compliance with environmental requirements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition," included in Annexes F and G.

     With the goal of continuously improving Grace Specialty Chemicals' environmental, health and safety ("EHS") performance, Grace established its Commitment to Care(TM) initiative (based on the Responsible Care(R) program of the Chemical Manufacturers Association) in 1994 as the program under which all Grace Specialty Chemicals' EHS activities are to be implemented. To the extent applicable, Commitment to Care extends the basic elements of Responsible Care to all Grace Specialty Chemicals locations worldwide, embracing specific performance objectives in the key areas of product stewardship, employee health and safety, community awareness and emergency response, distribution, process safety and pollution prevention.

     See "-- Legal Proceedings and Regulatory Matters" for information concerning environmental proceedings to which Grace Specialty Chemicals is a party and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included in Annexes F and G, for additional information concerning environmental matters.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

     Asbestos Litigation. Grace Specialty Chemicals is a defendant in property damage and personal injury lawsuits relating to previously sold asbestos-containing products and anticipates that it will be named as a defendant in additional asbestos-related lawsuits in the future. Grace Specialty Chemicals was a defendant in approximately 43,700 asbestos-related lawsuits at September 30, 1997 (17 involving claims for property damage and the remainder involving approximately 105,800 claims for personal injury), as compared to approximately 41,500 lawsuits at year-end 1996 (31 involving claims for property damage and the remainder involving approximately 91,500 claims for personal injury). In most of these lawsuits, Grace Specialty Chemicals is one of many defendants.

     The plaintiffs in property damage lawsuits generally seek to have the defendants absorb the cost of removing, containing or repairing the asbestos-containing materials in the affected buildings. Through September 30, 1997, 139 asbestos property damage cases were dismissed without payment of any damages or settlement amounts; judgments were entered in favor of Grace Specialty Chemicals in nine cases (excluding cases settled following appeals of judgments in favor of Grace Specialty Chemicals); judgments were entered in favor of the plaintiffs in seven cases for a total of $60.3 million (none of which is on appeal); and 195 property damage cases were settled for a total of $476.6 million.

     Included in the asbestos property damage cases pending against Grace Specialty Chemicals and others at September 30, 1997 were the following class actions: (i) an action, conditionally certified by the U.S. Court of Appeals for the Fourth Circuit in 1993 and pending in the U.S. District Court for the District of South Carolina, covering all public and private colleges and universities in the U.S. whose buildings contain asbestos materials (Central Wesleyan College, et al. v. W. R. Grace, et al.); and (ii) a purported class action (Anderson

Memorial Hospital, et al. v. W. R. Grace & Co., et al.), filed in 1992, in the Court of Common Pleas for Hampton County, South Carolina, on behalf of all entities that own, in whole or in part, any building containing asbestos materials manufactured by Grace Specialty Chemicals or one of the other named defendants, other than buildings subject to the class action lawsuit described above and any building owned by the federal or any state government. In July 1994, the claims of most class members in Anderson Memorial Hospital, et al. v.
W. R. Grace & Co., et al. were dismissed due to a ruling that a South Carolina statute prohibits nonresidents from pursuing claims in the South Carolina state courts with respect to buildings located outside the state. The plaintiffs have requested that the court reconsider its decision.

     Through September 30, 1997, approximately 12,600 personal injury lawsuits involving 29,100 claims were dismissed without payment of any damages or settlement amounts (primarily on the basis that Grace Specialty Chemicals products were not involved), and approximately 34,100 such suits involving approximately 71,300 claims were disposed of for a total of $212.1 million. See "-- Insurance Litigation."

     In 1991, the Judicial Panel on Multi-District Litigation consolidated in the U.S. District Court for the Eastern District of Pennsylvania, for pre-trial purposes, all asbestos personal injury cases pending in the U.S. federal courts, including approximately 7,000 cases then pending against Grace Specialty Chemicals; 3,600 new cases involving 7,200 claims against Grace Specialty Chemicals have subsequently been added to the consolidated cases. To date, no action has been taken by the court handling the consolidated cases that would indicate whether the consolidation will affect Grace Specialty Chemicals' cost of disposing of these cases or its defense costs.

     Grace Specialty Chemicals previously purchased insurance policies with respect to its asbestos-related lawsuits and claims. Grace Specialty Chemicals has settled with and been paid by its primary insurance carriers with respect to both property damage and personal injury cases and claims. Grace Specialty Chemicals also has settled with its excess insurance carriers that wrote policies available for property damage cases; those settlements involve amounts paid and to be paid to Grace Specialty Chemicals. In addition, Grace Specialty Chemicals has settled with many excess insurance carriers that wrote policies available for personal injury claims. Grace Specialty Chemicals is currently in litigation with certain remaining excess insurance carriers whose policies generally represent layers of coverage Grace Specialty Chemicals has not yet reached. Such policies are believed by Grace Specialty Chemicals to be available for asbestos-related personal injury lawsuits. Insurance coverage for asbestos-related liabilities has not been commercially available since 1985.

     Grace Specialty Chemicals' aggregate accrual for asbestos liabilities at September 30, 1997, was $910.5 million; this amount reflects all asbestos-related property damage and personal injury cases and claims then pending (except for one property damage case as to which liability is not yet estimable because Grace Specialty Chemicals has not yet been able to obtain sufficient information through discovery proceedings), as well as personal injury claims expected to be filed through 2001. Grace Specialty Chemicals' ultimate exposure with respect to its asbestos-related cases and claims will depend on the number and nature of claims filed and the extent to which insurance will cover damages for which it may be liable, amounts paid in settlement and litigation costs. At September 30, 1997, Grace Specialty Chemicals had recorded a receivable of $328.4 million, the amount Grace Specialty Chemicals estimated to be the probable recovery from its insurance carriers with respect to pending and projected asbestos cases and claims. A May 1994 decision of the U.S. Court of Appeals for the Second Circuit limited the amount of insurance coverage available to Grace Specialty Chemicals with respect to property damage cases. Because Grace Specialty Chemicals' insurance covers both property damage and personal injury cases and claims, the May 1994 decision has had the concomitant effect of reducing the insurance coverage available with respect to Grace Specialty Chemicals' asbestos personal injury claims. However, in Grace Specialty Chemicals' opinion (which is not based on a formal opinion of counsel), it is probable that recoveries from its insurance carriers, along with other funds, will be available to satisfy the property damage and personal injury cases and claims pending at September 30, 1997, as well as personal injury claims expected to be filed in the foreseeable future. Consequently, Grace Specialty Chemicals believes that the resolution of its asbestos-related litigation will not have a material adverse effect on its consolidated financial position.

     See "-- Insurance Litigation" and Note 2 to the Consolidated Financial Statements and Note 2 to the Third Quarter Financial Statements, included in Annexes F and G, respectively, to this Information Statement, for additional information.

     Environmental Proceedings. The following is a description of the material environmental proceedings in which Grace Specialty Chemicals is involved:

     Grace Specialty Chemicals (together with certain other companies) has been designated a "potentially responsible party" ("PRP") by the U.S. Environmental Protection Agency ("EPA") with respect to absorbing the costs of investigating and remediating pollution at various sites. At year-end 1996, proceedings were pending with respect to approximately 30 sites as to which Grace has been designated a PRP. U.S. federal law provides that all PRPs may be held jointly and severally liable for the costs of investigating and remediating a site. Grace Specialty Chemicals is also conducting investigatory and remediation activities at sites under the jurisdiction of state and/or local authorities.

     In November 1995, Grace Specialty Chemicals received a letter from the U.S. Department of Energy ("DOE") inquiring as to Grace Specialty Chemicals' willingness to contribute to the continued cleanup of a former Grace Specialty Chemicals property located in Wayne, New Jersey. The letter asserted that Grace Specialty Chemicals has a legal duty to pay for the cleanup and that the total cost of cleanup may exceed $100 million. The operations conducted by Grace Specialty Chemicals at the Wayne site (from 1955 to 1970) included work done on radioactive materials under contract with the U.S. government. In 1975, the U.S. Nuclear Regulatory Commission inspected the site, concluded that it was decontaminated in accordance with applicable regulations and released it for unrestricted use. In 1984, pursuant to a request from the DOE, Grace Specialty Chemicals transferred the Wayne property to the DOE and made a cash payment as a contribution towards the DOE's cleanup efforts at the site, which was acknowledged by the DOE as fulfilling any obligation Grace Specialty Chemicals had to contribute to the DOE's cleanup effort while preserving the rights and liabilities of the parties under other existing applicable laws. Grace Specialty Chemicals believes that the resolution of the DOE's claim will not have a material adverse effect on its consolidated financial position.

     Grace Specialty Chemicals is a party to additional proceedings involving U.S. federal, state and/or local government agencies and private parties regarding Grace Specialty Chemicals' compliance with environmental laws and regulations. These proceedings are not expected to result in significant sanctions or in any material liability. However, Grace Specialty Chemicals may incur material liability in connection with future actions of governmental agencies or private parties relating to past or future practices of Grace Specialty Chemicals with respect to the generation, storage, handling, discharge or disposition of hazardous wastes and other materials.

     Grace Specialty Chemicals believes that the liabilities for environmental remediation costs, including costs relating to environmental proceedings, that have been recorded in Grace's historical financial statements are adequate. In addition, Grace Specialty Chemicals is presently involved in litigation with its insurance carriers seeking to hold them responsible for certain amounts for which Grace Specialty Chemicals may be held liable with respect to such costs. The outcome of such litigation, as well as the amounts of any recoveries that Grace Specialty Chemicals may receive in connection therewith, is presently uncertain. However, Grace Specialty Chemicals believes that the resolution of pending environmental proceedings will not have a material adverse effect on the consolidated financial position or liquidity of New Grace. For further information, see "Management's Discussion and Analysis of Results of Operations and Financial Condition," included in Annexes F and G.

     Insurance Litigation. Grace Specialty Chemicals is involved in litigation with certain of its insurance carriers with respect to asbestos-related insurance claims and environmental liabilities. The relief sought by Grace Specialty Chemicals in these actions would provide insurance that would partially offset Grace Specialty Chemicals' estimated exposure with respect to amounts previously expended, and that may be expended in the future, by Grace Specialty Chemicals to defend claims, satisfy judgments and fund settlements. Grace Specialty Chemicals has settled all of its asbestos-related insurance coverage actions, with the exception of Maryland Casualty Co. v. W. R. Grace & Co., pending in the U.S. District Court for the Southern District of New York. The District Court has not yet addressed Grace Specialty Chemicals' claims for insurance coverage for its asbestos-related personal injury liabilities.

     Prior to 1993, Grace Specialty Chemicals received from insurance carriers payments totaling $97.7 million, the majority of which represented the aggregate remaining obligations owed to Grace Specialty Chemicals by those carriers for primary-level insurance coverage written for the period from June 30, 1962 through June 30, 1987. In 1993 and 1994, Grace Specialty Chemicals settled with insurance carriers for a total of $300.2 million (portions of which were paid or will be paid in subsequent years), in reimbursement for amounts expended by Grace Specialty Chemicals in connection with asbestos-related litigation. In 1995, Grace Specialty Chemicals settled with a primary-level insurer for $100 million, and with other insurers for a total of $200.3 million, including future payments of approximately $70 million. In 1996, Grace Specialty Chemicals settled with additional excess-level insurers for a total of $110.5 million (including $19.2 million to be received over the next five years) with respect to both product liability and other coverage. As a result of these settlements, Grace Specialty Chemicals' asbestos-related insurance claims have been dismissed as to the primary-level product liability insurance coverage previously sold by the relevant insurers to Grace Specialty Chemicals, as well as to many of Grace Specialty Chemicals' excess-level liability insurers.

     Grace's only two environmental insurance coverage actions are pending in the U.S. District Court for the Southern District of New York. The first is styled Maryland Casualty Co. v. W. R. Grace & Co. Litigation continues in this case as to certain primary-level and excess-level carriers that have not settled with respect to claims for environmental property damage. The second case, entitled Uniguard v. W. R. Grace, was filed on December 17, 1997. This declaratory judgment action seeks a determination concerning the liability of one excess carrier for bodily injury claims as a result of environmental contamination.

     See "Management's Discussion and Analysis of Results of Operations and Financial Condition," included in Annexes F and G, for additional information.

     Fumed Silica Plant Litigation. In 1993, Grace Specialty Chemicals and certain of its subsidiaries initiated legal action in the Belgian courts against the Flemish government to recover losses resulting from the closing of one subsidiary's fumed silica plant in Puurs, Belgium. The action seeks damages in excess of four billion Belgian francs (approximately $126.1 million at the December 31, 1996 exchange rate), plus interest and lost profits. This claim was dismissed at the trial court level and is now being appealed. The trial court also determined that a subsidiary should repay approximately 239 million Belgian francs (approximately $7.5 million at the December 31, 1996 exchange rate), plus interest, to the Flemish government for previously received investment grants; this decision is also being appealed.

     U.S. Justice Department Lawsuit. The U.S. Justice Department has intervened in a qui tam lawsuit, originally filed in June 1995, pending in the U.S. District Court for the Northern District of California (United States ex rel. Robert Costa and Ronald Thornburg, et al. v. Baker & Taylor, Inc., et al.). The complaint in this lawsuit alleges that Baker & Taylor Books, a book wholesaler sold by Grace in 1992, overcharged public schools, libraries and federal agencies during the last ten years, including the period during which Baker & Taylor Books was owned by Grace. Grace and Baker & Taylor, Inc. (the entity that currently operates Baker & Taylor Books) have been named as defendants. The lawsuit seeks unspecified damages, punitive damages and civil penalties, as well as attorneys' fees and expenses and such other relief as the Court may deem proper. At this time, Grace is unable to determine the liability, if any, to which it may be subject as a result of this lawsuit.

     Stockholder Litigation. W. R. Grace & Co., a New York corporation subsequently renamed Fresenius Medical Care Holdings, Inc. ("Grace New York"), and former members of the Grace New York Board of Directors (as well as J. P. Bolduc, who resigned as president and chief executive officer and a director of Grace New York in March 1995) are defendants in a case entitled Weiser, et al.
v. Grace, et al. pending in New York State Supreme Court, New York County. The consolidated amended complaint in this lawsuit, which purports to be a derivative action (i.e., an action brought on behalf of Grace New York), alleges, among other things, that the individual defendants breached their fiduciary duties to Grace New York (i) by providing J. Peter Grace, Jr. (the chairman and a director of Grace New York until his death in April 1995) with certain compensation arrangements upon his voluntary retirement as Grace New York's chief executive officer in 1992 and (ii) by approving Mr. Bolduc's severance arrangements, and that Messrs. Grace and Bolduc breached their fiduciary duties by accepting such benefits and payments. The lawsuit seeks unspecified damages, the cancellation of all allegedly improper agreements, the cancellation of a retirement plan for nonemployee directors (which was terminated by Grace in 1997), the return of all remuneration paid to the directors who are defendants while they were in breach of their fiduciary duties to Grace New York, attorneys' and experts' fees and costs, and such other relief as the Court deems proper. A motion to intervene in the case by the California Public Employees' Retirement System was granted by the Court in September 1996. Grace has appointed a special committee of independent directors to investigate the allegations made in the Weiser action and determine whether they should be dismissed, pursued or compromised. In January 1998, the special committee resolved to seek the dismissal of the Weiser action. Any such dismissal is subject to court approval.

     Under the terms of the Distribution Agreement ("NMC Distribution Agreement") entered into in connection with the reorganization of Grace New York in September 1996 (the "NMC Transaction") described in Note 1 to the Consolidated Financial Statements, Grace Specialty Chemicals remains financially responsible for any liabilities incurred by Grace New York and others as a result of this lawsuit, including the fees and disbursements of counsel for Grace Specialty Chemicals and, subject to certain conditions, counsel for the individual defendants (including certain current and former directors of Grace). The discussions of the NMC Distribution Agreement appearing above and in the following paragraphs do not purport to be complete and are qualified in their entirety by reference to the NMC Distribution Agreement, which was filed as an exhibit to the Joint Proxy Statement-Prospectus of Grace New York dated August 2, 1996.

     Securities and Exchange Commission Investigations. In 1995, the Securities and Exchange Commission ("SEC") began a formal investigation with respect to Grace New York's prior disclosures regarding benefits and retirement arrangements provided to J. Peter Grace, Jr. and certain matters relating to J. Peter Grace III, a son of J. Peter Grace, Jr. On September 30, 1997, Grace consented to the entry of a cease-and-desist order in settlement of this investigation. Under the order, Grace (without admitting or denying the matters set forth therein) agreed to cease and desist from further violations of Sections 13(a) and 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder. No penalties or fines were assessed under the order, and Grace has been advised that the investigation has been closed.

     In April 1996, Grace New York received a formal order of investigation issued by the SEC directing an investigation into, among other things, whether Grace New York violated the U.S. federal securities laws by filing periodic reports with the SEC that contained false and misleading financial information. Pursuant to this formal order of investigation, Grace New York has provided information to the SEC relating to reserves (net of applicable taxes) established by Grace New York and its subsidiary, National Medical Care, Inc. ("NMC"), during the period from January 1, 1990 to 1996 (the "Covered Period"). All financial statements filed by Grace New York with the SEC during the Covered Period (other than unaudited quarterly financial statements), the financial statements of NMC included in the NMC Form 10 filed with the SEC in September 1995, and the Consolidated Financial Statements were covered by unqualified opinions issued by Price Waterhouse LLP, independent certified public accountants. In connection with the preparation of the September 1995 Form 10, NMC reversed the unallocated reserves established 1990, 1991, 1992 and 1993 that are a subject of this investigation and established reserves in an approximately equal amount with respect to NMC's investment in Cross Country Healthcare Personnel, Inc. and in its German renal products manufacturing facilities for fiscal years 1992 and 1994.

     Under the terms of the NMC Distribution Agreement, Grace Specialty Chemicals remains financially responsible for any liabilities incurred by Grace New York and others as a result of the investigation described above, including the fees and disbursements of counsel for Grace Specialty Chemicals and, subject to certain conditions, counsel for certain former directors and officers of Grace.

     Claims Relating to NMC. Grace New York and certain of its officers and directors are defendants in a lawsuit entitled Murphy, et al. v. W. R. Grace & Co., et al., which is pending in the U.S. District Court for the Southern District of New York. The first amended class action complaint in this lawsuit, which purports to be a class action on behalf of all persons and entities who purchased Grace New York's publicly traded securities during the period from March 13, 1995 through October 17, 1995 (the "Class Period"), generally alleges that the defendants concealed information, and issued misleading public statements and reports, concerning NMC's financial position and business prospects, a proposed spin-off of NMC and the matters that are the subject of investigations of NMC by the Office of the Inspector General of the U.S. Department of Health and Human Services (the "OIG"), in violation of U.S. federal securities laws. The lawsuit seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the Court deems proper.

     Grace New York and certain of its former officers and directors are also defendants in a purported derivative action in the U.S. District Court for the Southern District of New York (Bennett v. Bolduc, et al.), alleging that such individuals breached their fiduciary duties by failing to properly supervise the activities of NMC in the conduct of its business. The Bennett action seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the Court deems proper. A third derivative action relating to NMC entitled Bauer v. Bolduc, et al. was filed in October 1995 in the Supreme Court of the State of New York for the County of New York. The Bauer action has been stayed in favor of the Bennett action.

     Grace and other defendants in the Murphy, Bennett and Bauer actions have agreed with the plaintiffs to settle those actions. The agreement provides for the establishment of a fund of approximately $32 million (less plaintiffs' attorneys' fees) to compensate a class of stockholders consisting of purchasers of Grace New York stock during the Class Period. As part of the settlements, the insurance carrier for the directors and officers will cause $10 million to be paid to Grace Specialty Chemicals on behalf of the individual defendants named in the Murphy, Bennett and Bauer actions. The settlements are contingent upon court approval. The net payment to be made by Grace Specialty Chemicals in connection with these settlements will be charged against previously established reserves.

     Under the terms of the NMC Distribution Agreement, Grace Specialty Chemicals remains financially responsible for any liabilities incurred by Grace New York and others as a result of the lawsuits described above, including the fees and disbursements of counsel for Grace Specialty Chemicals and, subject to certain conditions, counsel for the individual defendants (including certain former directors and officers of Grace). The NMC Distribution Agreement also provides generally for certain cross-indemnities designed to place with Grace New York (which has become a subsidiary of Fresenius AG, a German corporation not affiliated with Grace) financial responsibility for the liabilities of the health care businesses formerly owned by Grace New York (including, without limitation, all liabilities relating to compliance or noncompliance with U.S. food and drug law, medical and Medicare billing and reimbursement law and other health care matters) and to place with Grace Specialty Chemicals financial responsibility for the other liabilities of Grace New York and its other subsidiaries (including, without limitation, liabilities relating to the manufacture or sale of asbestos-containing materials by the Specialty Chemicals Businesses). Grace Specialty Chemicals and Grace New York have asserted claims against each other for indemnity with respect to claims asserted by third parties pursuant to the terms of these provisions.

     See Note 6 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included in Annexes F and G, for additional information concerning certain litigation and proceedings involving NMC.

PROPERTIES

     Grace Specialty Chemicals operates manufacturing and other types of plants and facilities (including office and other service facilities) throughout the world, some of which are shared by two or more of Grace Specialty Chemicals' product lines or will be shared by Grace Specialty Chemicals and New Sealed Air following the Transactions. Grace Specialty Chemicals considers its major operating properties to be in good operating condition and suitable for their current use. Although Grace Specialty Chemicals believes that, after taking planned expansion into account, the productive capacity of its plants and other facilities is generally adequate for current operations and foreseeable growth, it conducts ongoing, long-range forecasting of its capital requirements to assure that additional capacity will be available when and as needed. Accordingly, Grace Specialty Chemicals does not anticipate that its operations or income will be materially affected by the absence of available capacity. See "Management's Discussion and Analysis of Results of Operations and

Financial Condition," included in Annexes F and G, for information regarding Grace Specialty Chemicals' capital expenditures.

     The following table describes Grace Specialty Chemicals' principal properties, all of which are owned.

                                                 IMPROVED LAND AREA              PRIMARY
                                                    (APPROXIMATE                 PRODUCT
LOCATION                                            SQUARE FEET)                  LINES
--------                                         ------------------    ---------------------------
5500 Chemical Road.............................      1,800,000         Grace Davison
Baltimore, MD
P.O. Box 3247, Hwy. #27........................      1,500,000         Grace Davison
Lake Charles, LA
In der Hollerhecke.............................      1,200,000         Grace Davison
67547 Worms, Germany
Rue St. Denis,.................................       490,000          Darex Container Products
Epernon, France                                                        and Grace Construction
                                                                       Products
Ajax Avenue(a).................................       270,000          Grace Construction Products
Slough, England(a)

---------------
(a) Leased site.

     Additional information regarding Grace Specialty Chemicals' properties is set forth in Notes 1, 8 and 11 to the Consolidated Financial Statements.

                                   MANAGEMENT

BOARD OF DIRECTORS

     The New Grace Board is currently composed of certain executive officers of Grace. Set forth below is information with respect to the individuals who are expected to serve as the directors of New Grace following the Spin-off, all of whom are currently directors of Grace and will resign from the Grace Board contemporaneously with the Transactions. Under the classified board provisions of the New Grace Certificate and the New Grace By-laws, these individuals will not be required to stand for re-election to the New Grace Board until the year in which their respective terms expire. See "Certain Anti-Takeover
Provisions -- Classified Board of Directors."

                  CLASS I DIRECTORS -- TERMS EXPIRING IN 1999

ALBERT J. COSTELLO
Director of Grace since 1995
Age: 62

     Mr. Costello is the chairman, president and chief executive officer of Grace, positions he has held since May 1995. Before joining Grace, Mr. Costello served as president of American Cyanamid Company from 1991 to March 1993 and as its chairman of the board and chief executive officer from April 1993 to December 1994; he joined American Cyanamid Company in 1957. Mr. Costello received a B.S. in chemistry from Fordham University and an M.S. in chemistry from New York University. Mr. Costello is a director of Becton, Dickinson and Company and FMC Corporation and a trustee of Fordham University and the American Enterprise Institute for Public Policy Research.

MARYE ANNE FOX
Director of Grace since 1996
Age: 50

     Dr. Fox is vice president for research and the Waggoner Regents chair in chemistry of the University of Texas, positions she has held since 1994 and 1992, respectively; she has been on the faculty of the University of Texas since 1976. Dr. Fox received a B.S. in chemistry from Notre Dame College, an M.S. in organic chemistry from Cleveland State University and a Ph.D. in organic chemistry from Dartmouth College; she also holds an honorary doctoral degree from Notre Dame College. Dr. Fox has served as vice chair of the National Science Board and has received numerous honors and awards from a wide variety of educational and professional organizations. She currently serves on the Texas Governor's Science and Technology Council; she has also served on several editorial boards and has authored approximately 300 publications, including three books and more than 20 book chapters.

THOMAS A. VANDERSLICE
Director of Grace since 1996
Age: 66

     Mr. Vanderslice began his career with General Electric Company, where he spent 23 years in various technical, management and executive positions, including executive vice president and sector executive of General Electric's power systems business. He subsequently served as president and chief operating officer of GTE Corporation, as chairman and chief executive officer of Apollo Computer, Inc., and, from 1989 to June 1995, as chairman and chief executive officer of M/A-COM, Inc., a designer and manufacturer of radio frequency and microwave components, devices and subsystems for commercial and defense applications. Mr. Vanderslice received a B.S. in chemistry and philosophy from Boston College and a Ph.D. in chemistry and physics from Catholic University; he holds several patents and has written numerous technical articles. He is a director of Texaco Inc., a trustee of Boston College, and chairman of the Massachusetts High Technology

Council. He is also a member of the National Academy of Engineering, the American Chemical Society and the American Institute of Physics.

                  CLASS II DIRECTORS -- TERMS EXPIRING IN 2000

JOHN F. AKERS
Director of Grace since January 1997
Age: 63

     Mr. Akers served as chairman of the board and chief executive officer of International Business Machines Corporation from 1985 until his retirement in 1993, completing a 33-year career with IBM. He is a director of Hallmark Cards, Inc., Lehman Brothers Holdings, Inc., The New York Times Company, PepsiCo, Inc. and Springs Industries, Inc. He also serves on the U.S. advisory board of Zurich Insurance Company and on the advisory board of Directorship. A graduate of Yale University with a B.S. in industrial administration, Mr. Akers formerly served on the boards of trustees of the California Institute of Technology and the Metropolitan Museum of Art, as chairman of the board of governors of United Way of America, and as a member of President Bush's Education Policy Advisory Committee.

JOHN J. MURPHY
Director of Grace since March 1997
Age: 66

     Mr. Murphy retired in 1996 as chairman of the board of Dresser Industries, Inc., a supplier of products and technical services to the energy industry. He joined Dresser as an engineer in 1952 and spent his entire career with Dresser, serving as its chief executive officer from 1983 to 1995. Mr. Murphy is a director of CARBO Ceramics, Inc., Kerr-McGee Corporation and PepsiCo, Inc.; a former trustee of Southern Methodist University and St. Bonaventure University; a former member of the board of the U.S.-Russia Business Council; and a member of The Business Council. He received a bachelor's in mechanical engineering from Rochester Institute of Technology, a masters of business administration from Southern Methodist University and an honorary doctorate of commercial science from St. Bonaventure University.

                 CLASS III DIRECTORS -- TERMS EXPIRING IN 2001

HAROLD A. ECKMANN
Director of Grace since 1976
Age: 75

     Mr. Eckmann retired in 1985 as chairman and chief executive officer of Atlantic Mutual Insurance Company and Centennial Insurance Company -- The Atlantic Companies. He was educated at the U.S. Merchant Marine Academy and the University of California. Mr. Eckmann joined The Atlantic Companies in 1949 and became president in 1970 and chairman and chief executive officer in 1976.

JAMES W. FRICK
Director of Grace since 1984
Age: 73

     Dr. Frick is president of James W. Frick Associates, a consulting firm to private colleges and universities. He is also vice president emeritus of the University of Notre Dame, having served the University in various capacities from 1951 to 1987, including as a member of its board of trustees. Dr. Frick holds three degrees from the University of Notre Dame. He is president emeritus of the Community Foundation of St. Joseph County, Indiana, a former director of Society Bank of South Bend and Society National Bank, Indiana, and a former member of the board of trustees of Converse College. He also served a term as a member of the board of the Department of Financial Institutions of the State of Indiana.

THOMAS A. HOLMES
Director of Grace since 1989
Age: 74

     Mr. Holmes served as acting president and chief executive officer of Grace from March to May 1995. He was chairman, president and chief executive officer of Ingersoll-Rand Company until his retirement in 1988, having spent his entire business career with Ingersoll-Rand Company. He is a graduate of the University of Missouri -- Rolla. Mr. Holmes is a director of Newmont Gold Co. and Newmont Mining Corp.

     Messrs. Eckmann and Holmes and Dr. Frick have agreed to resign from the New Grace Board effective May 8, 1998, the date on which their terms as directors of Grace would expire but for the Transactions. It is anticipated that, following completion of the Transactions, the New Grace Board (on the recommendation of its Nominating Committee) will elect one or more individuals to serve as Class III Directors of New Grace, with a term expiring at the Annual Meeting of Stockholders of New Grace to be held in 2001.

COMMITTEES OF THE BOARD OF DIRECTORS

     There are currently no committees of the New Grace Board. However, the following committees of the New Grace Board will be established upon completion of the Spin-off:

     Audit Committee. The Audit Committee of the New Grace Board will be responsible for reviewing the financial information New Grace provides to stockholders and others, New Grace's systems of internal controls, and its auditing, accounting and financial reporting processes generally. The Audit Committee's specific responsibilities will include recommending to the New Grace Board the selection of independent certified public accountants to audit the annual financial statements of New Grace and its consolidated subsidiaries; reviewing the annual financial statements; and meeting with New Grace's senior financial officers, internal auditors and independent certified public accountants to review the scope and results of the audit and other matters regarding New Grace's accounting, financial reporting and internal control systems. The members of the Audit Committee are expected to be Messrs. Akers and Eckmann, Drs. Fox and Frick and Messrs. Murphy (Chair) and Vanderslice.

     Compensation Committee. The Compensation Committee of the New Grace Board will make recommendations to the New Grace Board with respect to the salary and annual and long-term incentive compensation of certain officers and other high-level employees, as well as with respect to New Grace's benefit plans, programs and arrangements generally. The Compensation Committee will also administer New Grace's stock incentive plans and determine the recipients and terms of stock incentives granted under those plans. The members of the Compensation Committee are expected to be Messrs. Akers (Chair) and Eckmann, Dr. Fox, and Messrs. Holmes, Murphy and Vanderslice.

     Nominating Committee. The Nominating Committee of the New Grace Board will recommend to the New Grace Board candidates for nomination as directors of New Grace. The members of the Nominating Committee are expected to be Mr. Akers, Drs. Fox and Frick and Messrs. Holmes and Murphy (Chair).

     Corporate Responsibility Committee. The Corporate Responsibility Committee of the New Grace Board will advise management on New Grace's role in the public sector and its responsibility with respect to matters of public policy. The members of the Corporate Responsibility Committee are expected to be Messrs. Akers and Eckmann, Drs. Fox (Chair) and Frick and Mr. Murphy.

COMPENSATION OF DIRECTORS

     Under the New Grace compensation program for nonemployee directors, each nonemployee director will receive an annual retainer of $50,000, of which $35,000 will be in the form of shares of New Grace common stock and the balance will be in cash or shares of New Grace common stock, at the election of the director; each committee chair will receive an additional annual retainer of $2,000, in cash or shares of New Grace common stock, at the election of the director; and each nonemployee director will receive $2,000 for each New Grace Board meeting and $1,000 for each committee meeting attended (except that committee chairs will receive $1,200 per committee meeting), in cash or shares of New Grace common stock, at the election of the director.

     Nonemployee directors will be reimbursed for expenses they incur in attending New Grace Board and committee meetings, and New Grace is expected to maintain business travel accident insurance coverage for the nonemployee directors. In addition, nonemployee directors will receive a fee of $1,000 per day for work performed at New Grace's request.

     A director will be able to defer payment of all or part of the fees received for attending New Grace Board and committee meetings and/or the cash retainers (or cash portions of the retainers) referred to above. The deferred cash (plus an interest equivalent) will be payable to the director or his or her heirs or beneficiaries in a lump sum or in quarterly installments over two to 20 years following a date specified by the director (but in no event earlier than the director's termination from service). The interest equivalent on deferred cash will be computed at the higher of (i) the prime rate plus two percentage points or (ii) 120% of the prime rate, in either case, compounded semiannually. This program will provide for the payment of additional survivors' benefits in certain circumstances. The New Grace common stock portion of the annual retainer may be deferred and held, and the balance of the annual retainer or other retainers and/or fees a director elects to receive in the form of New Grace common stock will be deferred and held, in a trust to be established by New Grace. Dividends paid on the New Grace common stock held in such trust will be reinvested in New Grace common stock; however, such New Grace common stock will not be delivered to a director until his or her termination from service (or a subsequent date specified by the director).

EXECUTIVE OFFICERS

     Set forth below is information with respect to the individuals expected to serve as executive officers of New Grace following the Spin-off. All of the individuals have been actively engaged in Grace's business for the past five years, other than Mr. Costello (see page 34) and Mr. Ellberger, who was a Corporate Vice President and Director of Corporate Development and Planning of American Cyanamid Company from October 1991 until 1995. Mr. Ellberger served as Grace's acting chief executive officer from October 11, 1997, when Mr. Costello suffered a heart attack, until January 5, 1998.

                NAME AND AGE                                      OFFICE
---------------------------------------------  ---------------------------------------------
Robert H. Beber (64).........................  Executive Vice President and General Counsel
Robert J. Bettacchi (55).....................  Senior Vice President
Albert J. Costello (62)......................  Chairman, President and Chief Executive
                                               Officer
Larry Ellberger (49).........................  Senior Vice President and Chief Financial
                                               Officer
James R. Hyde (59)...........................  Senior Vice President

EXECUTIVE COMPENSATION AND EMPLOYEE BENEFITS PRIOR TO THE SPIN-OFF

     For information with respect to the compensation of executive officers of Grace prior to the Spin-off, see the excerpt from the Proxy Statement, dated April 7, 1997, for the 1997 Grace Annual Meeting of Stockholders, attached as Annex E to this Information Statement ("Grace 1997 Proxy Excerpt"); such information is incorporated herein by reference.

EXECUTIVE COMPENSATION AND EMPLOYEE BENEFITS FOLLOWING THE SPIN-OFF

     Upon completion of the Spin-off, New Grace will assume substantially all of the obligations of Grace under its executive and other compensation plans, programs and arrangements. Consequently, the compensation and benefits to be provided to employees of New Grace and its subsidiaries will be similar to those they currently receive as employees of Grace and its subsidiaries. In addition, Grace, as sole stockholder of New Grace, has approved New Grace's 1998 Stock Incentive Plan and 1998 Stock Plan for Nonemployee Directors, which are set forth in Annexes C and D, respectively, to this Information Statement.

     Grace has had agreements with its executive and other officers regarding severance arrangements in the event of a change in control of Grace (see "Compensation -- Severance Agreements" in the Grace 1997

Proxy Excerpt). Effective January 1, 1998, the agreements were replaced by new agreements providing for substantially the same payments and benefits, except that (1) the new agreements do not provide for a "gross-up" payment to cover excise taxes that may result from severance payments and provide for reduced severance for officers who are within 36 months of normal retirement age (65) and (2) Mr. Costello's severance benefits continue to be governed by his employment agreement. In addition, under the new agreements, a "change in control" does not include the acquisition of 20% or more of the Grace common stock as a result of a sale of stock by Grace and includes a transaction in which Grace's stockholders do not own 50% or more of the voting power of the corporation resulting from such transaction (as compared to more than 60% under the prior agreements). The Transactions will not constitute a change in control under the above agreements. These agreements will be assumed by New Grace upon completion of the Transactions (except for the agreement with J. Gary Kaenzig Jr., a Grace officer who will become an employee of New Sealed Air, whose agreement will terminate prior to completion of the Transactions).

     Grace's Long-Term Incentive Program ("LTIP") provides for the grant of contingent "Performance Units" that may be earned over three-year "Performance Periods" (see "Compensation -- LTIP" in the Grace 1997 Proxy Excerpt). Performance Units previously granted for the 1996-1998 and 1997-1999 Performance Periods under the LTIP will be vested on a pro rata basis upon completion of the Transactions and will be calculated and paid in cash as promptly as practicable thereafter, based on results achieved through completion of the Transactions. The value of the unvested portion of such Performance Units will be calculated and fixed based on the price of Grace common stock prior to completion of the Transactions and will be paid by New Grace following the end of the respective Performance Periods (subject to continued service).

     For more information on employee benefits following the Transactions, see "The Distribution and Merger Agreements -- Reorganization of Grace -- Conversion of Grace Stock Options" and "Relationship between New Sealed Air and New Grace after the Merger -- Employee Benefits Agreement and Other Employee Matters" in the Joint Proxy Statement/Prospectus.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are expected to be Messrs. Akers and Eckmann, Dr. Fox, and Messrs. Holmes, Murphy and Vanderslice, each of whom is an independent director.

                   CERTAIN AGREEMENTS BETWEEN NEW SEALED AIR
                                 AND NEW GRACE

     After the Transactions, New Grace and New Sealed Air will be separate companies. Prior to the Transactions, Grace (which will become New Sealed Air) and New Grace will enter into agreements dealing with many operational issues, including:

     - the separation of the Packaging Business from the Specialty Chemicals Businesses;

     - transitional services to be provided by New Grace and New Sealed Air for up to two years following the Transactions and the fees to be paid for those services; and

     - the allocation of certain tax, employee benefits and other liabilities between New Grace and New Sealed Air.

     Under these agreements, New Grace and New Sealed Air will be required to compensate each other after the Transactions for losses, damages, claims and liabilities resulting from the business of the other and from certain tax liabilities. Detailed information about these agreements can be found in "The Distribution and Merger Agreements" and "Relationship Between New Sealed Air and New Grace after the Reorganization and Merger" in the Joint Proxy Statement/Prospectus.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The individuals who will serve as directors and executive officers of New Grace after the Spin-off currently serve as directors and executive officers of Grace. For information with respect to certain relationships and transactions prior to the Spin-off, see the Grace 1997 Proxy Excerpt.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     Grace currently owns all of the outstanding shares of New Grace common stock. The following table sets forth certain information with respect to all stockholders anticipated to be the beneficial owners (as discussed below) of more than 5% of the New Grace common stock outstanding immediately following the Spin-off, based upon a review of statements filed with the SEC pursuant to Sections 13(d), 13(g) and 16(a) of the Exchange Act with respect to Grace common stock prior to February 11, 1998.

                                                                   AMOUNT
                                                               AND NATURE OF
NAME AND ADDRESS                                                 BENEFICIAL       PERCENT OF
OF BENEFICIAL OWNER                                             OWNERSHIP(A)      CLASS (B)
-------------------                                           ----------------    ----------
FMR Corp. (c)...............................................  7,379,887 shares       9.87%
  82 Devonshire Street
  Boston, Massachusetts 02109
Lincoln Capital Management Company(d).......................  7,332,200 shares       9.80%
  200 South Wacker Drive
  Suite 2100
  Chicago, Illinois 60606

---------------
(a) Under the rules of the SEC, a person is deemed to be the "beneficial owner" of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Unless otherwise indicated by footnote, the named person is expected to have sole voting and dispositive power with respect to the shares to be held.

(b) Based on 74,796,863 shares of Grace common stock outstanding as of February 11, 1998.

(c) The ownership information set forth herein is based in its entirety on material contained in a Schedule 13G, dated August 8, 1997, filed with the SEC by FMR Corp., which certified that the securities were not acquired for the purpose of changing or influencing the control of Grace. With respect to the shares held, such stockholder stated in such Schedule 13G that it has sole voting power as to 64,107 shares and sole dispositive power as to 7,379,887 shares.

(d) The ownership information set forth herein is based in its entirety on material contained in a Schedule 13G, dated April 28, 1997, filed with the SEC by Lincoln Capital Management Company, which certified that the securities were not acquired for the purpose of changing or influencing the control of Grace. With respect to the shares held, such stockholder stated in such Schedule 13G that it has sole voting power as to 3,583,300 shares and sole dispositive power as to 7,332,200 shares.

                       BENEFICIAL OWNERSHIP OF MANAGEMENT

     Grace currently owns all of the outstanding shares of New Grace common stock. For information with respect to the number of shares of New Grace common stock expected to be beneficially owned immediately following the Spin-off by
(i) the current Grace directors, including the individuals expected to be New Grace directors and (ii) certain executive officers of Grace, see the table set forth under "Security Ownership of Certain Beneficial Owners -- Security Ownership of Grace" in the Joint Proxy Statement/Prospectus.

                     DESCRIPTION OF NEW GRACE CAPITAL STOCK

     The following description of New Grace capital stock is a summary of the material terms thereof and is qualified in its entirety by reference to the provisions of the New Grace Certificate and the New Grace By-laws, copies of which are attached to this Information Statement as Annex A and Annex B, respectively.

AUTHORIZED CAPITAL STOCK

     Under the New Grace Certificate, the total number of shares of all classes of stock that New Grace has authority to issue is 353 million, consisting of 53 million shares of New Grace preferred stock, and 300 million shares of New Grace common stock. No shares of New Grace preferred stock are being issued in connection with the Spin-off. An aggregate of up to approximately 75,000,000 shares of New Grace common stock is expected to be distributed in the Spinoff, based on the number of shares of Grace common stock outstanding on February 11, 1998. All shares of New Grace common stock received in the Spin-off will be fully paid and nonassessable.

NEW GRACE COMMON STOCK

     The holders of New Grace common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the New Grace Board with respect to any series of New Grace preferred stock, the holders of the New Grace common stock exclusively possess all voting power. The New Grace Certificate does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of New Grace preferred stock, the holders of New Grace common stock are entitled to such dividends as may be declared from time to time by the New Grace Board from funds available therefor, and, upon liquidation, are entitled to receive pro rata all assets of New Grace available for distribution to such holders.

     The transfer agent and registrar for the New Grace common stock will be ChaseMellon Shareholder Services, L.L.C.

NEW GRACE PREFERRED STOCK

     The New Grace Board is authorized to provide for the issuance of shares of New Grace preferred stock in one or more series, to establish the number of shares in each series, and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. The New Grace Board will authorize and reserve for issuance 3 million shares of Junior Participating Preferred Stock, par value $.01 per share, of New Grace ("New Grace Junior Preferred Stock") for issuance upon exercise of the preferred share purchase rights of New Grace (the "New Grace Rights"). See
"-- New Grace Rights."

NEW GRACE RIGHTS

     The New Grace Board has determined that a dividend of one New Grace Right will be paid in respect of each share of New Grace common stock to the holder of record thereof at the Time of Spin-off. Pursuant to the Rights Agreement relating thereto (the "Rights Agreement"), each New Grace Right entitles the registered holder to purchase from New Grace one hundredth of one share of New Grace Junior Preferred Stock at a price of $100 per share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the then outstanding shares of New Grace common stock or (ii) 10 business days (or such later date as may be determined by action of the New Grace Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of New Grace common stock (the earlier of such dates being called the "Rights Distribution Date"), the New Grace Rights will be evidenced by the certificates representing shares of New Grace common stock. The Rights Agreement provides that, until the Rights Distribution Date (or the earlier redemption or expiration of the New Grace Rights), (i) the New Grace Rights will be transferred with and only with the shares of New Grace common stock, (ii) certificates representing shares of New Grace common stock will contain a notation incorporating the terms of the New Grace Rights by reference, and (iii) the surrender for transfer of any certificates representing shares of New Grace common stock will also constitute the transfer of the New Grace Rights associated with the shares of New Grace common stock represented by such certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the New Grace Rights ("Rights Certificates") will be mailed to holders of record of the shares of New Grace common stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the New Grace Rights.

     The Purchase Price payable, and the number of shares of New Grace Junior Preferred Stock or other securities or property issuable, upon exercise of the New Grace Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of New Grace Junior Preferred Stock, (ii) upon the grant to holders of the shares of New Grace Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of New Grace Junior Preferred Stock at a price, or securities convertible into shares of New Grace Junior Preferred Stock with a conversion price, less than the then-current market price of the shares of New Grace Junior Preferred Stock or (iii) upon the distribution to holders of the shares of New Grace Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of New Grace Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding New Grace Rights and the number of hundredths of a share of New Grace Junior Preferred Stock issuable upon exercise of each New Grace Right are also subject to adjustment in the event of a split of the New Grace common stock or a dividend on the New Grace common stock payable in New Grace common stock, or subdivisions, consolidations or combinations of the New Grace common stock occurring, in any such case, prior to the Rights Distribution Date.

     Shares of New Grace Junior Preferred Stock that may be purchased upon exercise of the New Grace Rights will not be redeemable. Each share of New Grace Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of one dollar per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of New Grace common stock whenever such dividend is declared. In the event of liquidation, the holders of the New Grace Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per share of New Grace common stock. Each share of New Grace Junior Preferred Stock will have 100 votes, voting together with the New Grace common stock. Finally, in the event of any merger, consolidation or other transaction in which New Grace common stock is exchanged, each share of New Grace Junior Preferred Stock will be entitled to receive an amount equal to 100 times the amount received per share of New Grace common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of New Grace Junior Preferred Stock, the value of the one hundredth interest in a share of New Grace Junior Preferred Stock that may be purchased upon exercise of each New Grace Right should approximate the value of one share of New Grace common stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a New Grace Right, other than New Grace Rights beneficially owned by the Acquiring Person (which will become void after such person becomes an Acquiring Person), will, after such person becomes an Acquiring Person, have the right to receive upon exercise, in lieu of shares of New Grace Junior Preferred Stock, that number of shares of New Grace common stock having a market value of two times the exercise price of the New Grace Right (such right being referred to as a "Flip-in Right"). In the event that, at any time on or after the date that any person has become an Acquiring Person, New Grace is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a New Grace Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the New Grace Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the New Grace Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of New Grace common stock, the New Grace Board may exchange the New Grace Rights for New Grace common stock or New Grace Junior Preferred Stock (other than New Grace Rights owned by such person or group, which will have become void after such person became an Acquiring Person), in whole or in part, at an exchange ratio of one share of New Grace common stock, or one hundredth of a share of New Grace Junior Preferred Stock (or of a share of another series of New Grace Preferred Stock having equivalent rights, preferences and privileges), per New Grace Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of New Grace Junior Preferred Stock will be issued (other than fractions which are integral multiples of one hundredth of a share of New Grace Junior Preferred Stock, which may, at the election of New Grace, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of New Grace Junior Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of New Grace common stock, the New Grace Board may redeem the New Grace Rights in whole, but not in part, at a price of $.01 per New Grace Right (the "Redemption Price"). The redemption of the New Grace Rights may be made effective at such time, on such basis and with such conditions as the New Grace Board may determine, in its sole discretion. Immediately upon any redemption of the New Grace Rights, the right to exercise the New Grace Rights will terminate and the only right of the holders of New Grace Rights will be to receive the Redemption Price.

     The terms of the New Grace Rights may be amended by the New Grace Board without the consent of the holders of the New Grace Rights, including an amendment to lower (i) the threshold at which a person becomes an Acquiring Person and (ii) the percentage of New Grace common stock proposed to be acquired in a tender or exchange offer that would cause the Rights Distribution Date to occur, to not less than the greater of (a) the sum of .001% and the largest percentage of the outstanding New Grace common stock then known to New Grace to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the New Grace Rights.

     The New Grace Rights will not be exercisable until the Rights Distribution Date. The New Grace Rights will expire on the close of business on the 10th anniversary of the Time of Spin-off (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the New Grace Rights are earlier redeemed or exchanged by New Grace.

     Until a New Grace Right is exercised, the holder thereof, as such, will have no rights as a stockholder of New Grace, including, without limitation, the right to vote or to receive dividends.

     The foregoing summary of certain terms of the New Grace Rights does not purport to be complete and is qualified in its entirety by reference to the form of the Rights Agreement, which has been filed as an exhibit to the New Grace Registration Statement defined and described in "Where Stockholders Can Find More Information."

     The distribution of the New Grace Rights should not be taxable under the Code to New Grace, New Sealed Air or their respective stockholders. However, depending upon the circumstances, stockholders of New Grace may recognize taxable income under the Code in the event that the New Grace Rights become exercisable.

PREEMPTIVE RIGHTS

     No holder of any stock of New Grace of any class authorized at the Time of Spin-off will then have any preemptive right to subscribe to any securities of New Grace of any kind or class.

                        CERTAIN ANTI-TAKEOVER PROVISIONS

     The New Grace Certificate and the New Grace By-laws contain certain provisions that could delay or make more difficult the acquisition of New Grace by means of a tender offer, a proxy contest or otherwise. Such provisions have been implemented to enable New Grace, particularly (but not exclusively) in the years immediately following the Spin-off, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the New Grace Board to be in the best interests of New Grace and its stockholders. The description of certain aspects of the New Grace Certificate and the New Grace By-laws set forth below does not purport to be complete and is qualified in its entirety by reference to the New Grace Certificate and the New Grace By-laws, which are attached as Annex A and Annex B, respectively, to this Information Statement.

CLASSIFIED BOARD OF DIRECTORS

     The New Grace Certificate and the New Grace By-laws provide that the New Grace Board will be divided into three classes of directors, with the classes to be as equal in number as possible. The New Grace Board is expected to consist of the individuals referred to in "MANAGEMENT -- Board of Directors." The New Grace Certificate and the New Grace By-laws provide that, of the initial directors of New Grace, approximately one-third will continue to serve until the 1999 Annual Meeting of Stockholders, approximately one-third will continue to serve until the 2000 Annual Meeting of Stockholders and approximately one-third will continue until the 2001 Annual Meeting of Stockholders. Of the initial directors, Mr. Costello, Dr. Fox and Mr. Vanderslice will serve until the 1999 Annual Meeting of Stockholders, and Messrs. Akers and Murphy will serve until the 2000 Annual Meeting of Stockholders. The term of Messrs. Eckmann and Holmes and Dr. Frick expires at the 2001 Annual Meeting of Stockholders; however, Messrs. Eckmann and Holmes and Dr. Frick have agreed to resign from the New Grace Board effective May 8, 1998, the date on which their terms as directors of Grace would expire but for the Transactions. It is anticipated that, following completion of the Transactions, the New Grace Board (on the recommendation of its Nominating Committee) will elect one or more individuals to serve as Class III Directors of New Grace, with a term expiring at the 2001 Annual Meeting of Stockholders. Starting with the 1999 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

     The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New Grace Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the New Grace Board. Such a delay may help ensure that New Grace's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. However, the classification provisions will apply to every election of directors and will increase the likelihood that incumbent directors will retain their positions, regardless of whether a change in the composition of the New Grace Board would be beneficial to New Grace and its stockholders and whether or not a majority of New Grace's stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of New Grace, even though such an attempt might be beneficial to New Grace and its stockholders. In addition, because the classification provisions may discourage accumulations of large blocks of New Grace common stock by purchasers whose objective is to take control of New Grace and remove a majority of the New Grace Board, the classification of the New Grace Board could tend to reduce the likelihood of fluctuations in the market price of the New Grace common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of New Grace common stock at a higher market price than might otherwise be the case.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The New Grace By-laws provide that, subject to any rights of holders of New Grace preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that New Grace would have if there were no vacancies on the New Grace Board (the "Whole Board"). In addition, the New Grace By-laws provide that, subject to applicable law and any rights of holders of New Grace preferred stock, and unless the New Grace Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the New Grace By-laws, the New Grace Board could prevent any stockholder from enlarging the New Grace Board and filling the new directorships with such stockholder's own nominees.

     Under the Delaware Law, unless otherwise provided in a corporation's certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The New Grace Certificate does not otherwise provide.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     The New Grace Certificate and the New Grace By-laws provide that, subject to the rights of any holders of New Grace preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The New Grace By-laws provide that, subject to the rights of holders of any series of New Grace preferred stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Chairman or the President or by the New Grace Board pursuant to a resolution adopted by a majority of the Whole Board. Stockholders are not permitted to call, or to require that the Chairman, the President or the New Grace Board call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by New Grace.

     The provisions of the New Grace Certificate and the New Grace By-laws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. These provisions would also prevent the holders of a majority of the voting power of the voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman and the New Grace Board by calling a special meeting of stockholders prior to the time the Chairman or a majority of the Whole Board believes such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     The New Grace By-laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of stockholders of New Grace (the "Stockholder Notice Procedure").

     A stockholder nominee will be eligible for election as a director of New Grace only if nominated in accordance with the Stockholder Notice Procedure. Under the Stockholder Notice Procedure, notice of stockholder nominations to be made at an annual meeting (or of any other business to be brought before such meeting) must be received by New Grace not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (i) the 60th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased New Grace Board made by New Grace at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by New Grace not later than the 10th day after such public announcement is first made by New Grace.

     The New Grace By-laws provide that only such business may be conducted at a special meeting as is specified in the notice of meeting. Nominations for election to the New Grace Board may be made at a special meeting at which directors are to be elected only by or at the New Grace Board's direction or by a stockholder who has given timely notice of nomination. Under the Stockholder Notice Procedure, such notice must be received by New Grace not earlier than the 90th day before such meeting and not later than the later of (i) the 60th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made. Stockholders will not be able to bring other business before special meetings of stockholders.

     The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman, the President or the New Grace Board or by a stockholder who has given timely written notice (as set forth above) to the Secretary of New Grace of such stockholder's intention to bring such business before such meeting.

     Under the Stockholder Notice Procedure, a stockholder's notice to New Grace proposing to nominate an individual for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of New Grace owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of New Grace beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the New Grace Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the New Grace Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure will provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the New Grace Board, will provide the New Grace Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with the New Grace Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the New Grace By-laws do not give the New Grace Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to New Grace and its stockholders.

NEW GRACE PREFERRED STOCK

     The New Grace Certificate authorizes the New Grace Board to establish one or more series of New Grace preferred stock, and to determine, with respect to any series of New Grace preferred stock, the terms and rights of such series, including (i) the designation of the series; (ii) the number of shares of the series, which number the New Grace Board may thereafter (except where otherwise provided in the New Grace preferred stock designation) increase or decrease (but not below the number of shares thereof then outstanding); (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;
(iv) the dates on which dividends, if any, will be payable; (v) the redemption rights and price or prices, if any, for shares of the series; (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Grace; (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of New Grace or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made; (ix) restrictions on the issuance of shares of the same series or of any other class or series; and (x) the voting rights, if any, of the holders of such series.

     The authorized shares of New Grace preferred stock, as well as shares of New Grace common stock, will be available for issuance without further action by New Grace's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which New Grace's securities may be listed or traded. If the approval of New Grace's stockholders is not so required, the New Grace Board does not intend to seek stockholder approval.

     Although the New Grace Board has no intention at the present time of doing so, it could issue a series of New Grace preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The New Grace Board will make any determination to issue such shares based on its judgment as to the best interests of New Grace and its stockholders. The New Grace Board, in so acting, could issue New Grace preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of New Grace's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     The New Grace Certificate authorizes the New Grace Board to create and issue rights entitling the holders thereof to purchase from New Grace shares of capital stock or other securities or property. The times at which and terms upon which such rights are to be issued would be determined by the New Grace Board and set forth in the contracts or instruments that evidence such rights. The authority of the New Grace Board with respect to such rights includes, but is not limited to, determining (i) the purchase price of the capital stock or other securities or property to be purchased upon exercise of such rights; (ii) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from any other stock or other securities of New Grace; (iii) provisions which adjust the number or exercise price of such rights or the amount or nature of the stock, other securities or other property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of New Grace, a change in ownership of New Grace's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to New Grace or any stock of New Grace, and provisions restricting the ability of New Grace to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of New Grace under such rights; (iv) provisions which deny the holder of a specified percentage of the outstanding securities of New Grace the right to exercise such rights and/or cause such rights held by such holder to become void; (v) provisions which permit New Grace to redeem or exchange such rights; and (vi) the appointment of the rights agent with respect to such rights. This provision is intended to confirm the New Grace Board's authority to issue share purchase rights or other rights to purchase stock or securities of New Grace or any other corporation. See "-- Preferred Stock Purchase Rights."

AMENDMENT OF CERTAIN PROVISIONS OF THE NEW GRACE CERTIFICATE OF INCORPORATION AND THE NEW GRACE BY-LAWS

     Under the Delaware Law, stockholders have the right to adopt, amend or repeal the certificate of incorporation and by-laws of a corporation. In addition, if the certificate of incorporation so provides, the by-laws may be amended by the board of directors. The New Grace Certificate provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock of New Grace eligible to vote generally in the election of directors ("Voting Stock"), voting together as a single class, is required to amend provisions of the New Grace Certificate relating to the prohibition of stockholder action without a meeting; the number, election and term of New Grace's directors; the removal of directors; and the amendment of the New Grace By-laws. The New Grace Certificate further provides that the New Grace By-laws may be amended by the New Grace Board or by the affirmative vote of the holders of at least 80% of the outstanding shares of Voting Stock, voting together as a single class. These voting requirements will have the effect of making it more difficult for stockholders to amend the provisions of the New Grace Certificate stated above or the New Grace By-laws, even if a majority of New Grace stockholders believe that such amendment would be in their best interests.

NEW GRACE RIGHTS

     The Rights Agreement to be adopted by the New Grace Board, as described above, will permit disinterested stockholders to acquire shares of New Grace common stock or common stock of an Acquiring Person at a substantial discount in the event of certain described changes in control. See "Description of New Grace Capital Stock -- New Grace Rights."

     The New Grace Rights will have certain anti-takeover effects. The New Grace Rights will cause substantial dilution to a person or group that attempts to acquire New Grace on terms not approved by the New Grace Board, except pursuant to an offer conditioned on a substantial number of New Grace Rights being acquired. The New Grace Rights should not interfere with any merger or business combination approved by the New Grace Board, since the New Grace Rights may be redeemed by New Grace at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

CERTAIN ANTI-TAKEOVER FEATURES

     The New Grace Certificate, the New Grace By-laws and the New Grace Rights contain several provisions that may make the acquisition of control of New Grace difficult or expensive, increase the likelihood that incumbent management will retain its positions, and deprive stockholders of opportunities to receive premiums over the market value for their shares. In addition, in certain of the agreements entered into in connection with the Transactions, each of Grace, New Grace and Sealed Air has undertaken to indemnify one another against certain tax liabilities that could arise were the Spin-off to be taxable, which indemnity could diminish the willingness of a third party to acquire New Grace in a taxable transaction for some period following the Spin-off. See "Certain Agreements between Grace and New Grace."

ANTI-TAKEOVER STATUTE

     Section 203 of the Delaware Law provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date on which such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock (as defined in Section 203 of the Delaware Law) of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Except as specified in
Section 203 of the Delaware Law, an "interested stockholder" is defined to include (i) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (ii) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the Delaware Law makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder; the New Grace Certificate does not exclude New Grace from such restrictions. It is anticipated that the provisions of Section 203 of the Delaware Law may encourage companies interested in acquiring New Grace to negotiate in advance with the New Grace Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.
Section 203 of the Delaware Law should encourage persons interested in acquiring New Grace to negotiate in advance with the New Grace Board, since the higher stockholder voting requirements would not be invoked if such person, prior to acquiring 15% of New Grace's Voting Stock, obtains the approval of the New Grace Board for such acquisition or for the proposed business combination transaction (unless such person acquires 85% or more of New Grace's voting stock in such transaction, excluding certain shares as described above). In the event of a proposed acquisition of New Grace, it is believed that the interests of New Grace stockholders will best be served by a transaction that results from negotiations based upon careful consideration of the proposed terms, such as the price to be paid to minority stockholders, the form of consideration paid and tax effects of the transaction.

     Section 203 of the Delaware Law will not prevent a hostile takeover of New Grace. It may, however, make more difficult or discourage a takeover of New Grace or the acquisition of control of New Grace by a significant stockholder and thus the removal of incumbent management. Any such effect will be enhanced by the issuance of the New Grace Rights. Some stockholders may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers that are not approved as required by Section 203 of the Delaware Law but in which stockholders might receive, for at least some of their shares, a substantial premium above the market price at the time of a tender offer or other acquisition transaction.

                         LIABILITY AND INDEMNIFICATION
                           OF DIRECTORS AND OFFICERS

LIMITATION OF LIABILITY OF DIRECTORS

     The New Grace Certificate provides that a director will not be personally liable for monetary damages to New Grace or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to New Grace or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     While the New Grace Certificate provides directors with protection against awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the New Grace Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the New Grace Certificate described above apply to an officer of New Grace only if he or she is a director of New Grace and is acting in his or her capacity as director, and do not apply to officers of New Grace who are not directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The New Grace Certificate provides that each individual who is or was or had agreed to become a director or officer of New Grace, or each such person who is or was serving or who had agreed to serve at the request of the New Grace Board as an employee or agent of New Grace or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (also including the heirs, executors, administrators or estate of such person), will be indemnified by New Grace, in accordance with the New Grace By-laws, to the fullest extent permitted by the Delaware Law, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits New Grace to provide broader indemnification rights than said law permitted prior to such amendment). The New Grace Certificate also specifically authorizes New Grace to enter into agreements with any person providing for indemnification greater than or different from that provided by the New Grace Certificate.

     The New Grace By-laws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of New Grace or is or was serving at the request of New Grace as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by New Grace to the fullest extent authorized by the Delaware Law as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits New Grace to provide broader indemnification rights than said law permitted prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; however, except as described in the next paragraph with respect to Proceedings seeking to enforce rights to indemnification, New Grace will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the New Grace Board.

     Pursuant to the New Grace By-laws, if a claim for indemnification as described in the preceding paragraph is not paid in full by New Grace within 30 days after a written claim has been received by New Grace, the claimant may, at any time thereafter, bring suit against New Grace to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant will be entitled to also be paid the expense of prosecuting such claim. The New Grace By-laws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to New Grace, as discussed below) that the claimant has not met the standards of conduct which make it permissible under the Delaware Law for New Grace to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on New Grace. Neither the failure of New Grace (including the New Grace Board, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by New Grace (including the New Grace Board, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     The New Grace By-laws provide that the right conferred in the New Grace By-laws to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the New Grace Certificate or the New Grace By-laws, agreement, vote of stockholders or disinterested directors or otherwise. The New Grace By-laws permit New Grace to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of New Grace or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not New Grace would have the power to indemnify such person against such expense, liability or loss under the Delaware Law. New Grace intends to obtain directors and officers liability insurance providing coverage to its directors and officers. In addition, the New Grace By-laws authorize New Grace, to the extent authorized from time to time by the New Grace Board, to grant rights to indemnification, and rights to be paid by New Grace the expenses incurred in defending any Proceeding in advance of its final disposition, to any agent of New Grace to the fullest extent of the provisions of the New Grace By-laws with respect to the indemnification and advancement of expenses of directors, officers and employees of New Grace.

     The New Grace By-laws provide that the right to indemnification conferred therein will be a contract right and will include the right to be paid by New Grace the expenses incurred in defending any such Proceeding in advance of its final disposition, except that if the Delaware Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding will be made only upon delivery to New Grace of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the New Grace By-laws or otherwise.

     Grace is currently advancing the defense costs being incurred by certain current and former directors (including the estate of a deceased director) in certain of the litigations discussed in the Grace 1997 Proxy Excerpt and in the Joint Proxy Statement/Prospectus. As contemplated by Delaware law, such individuals (and the estate) are entering into agreements in which they undertake to reimburse Grace for such advances in the event it is determined that they were not entitled thereto.

CERTAIN OTHER INFORMATION

     There has not been in the past and there is not presently pending any litigation or proceeding involving a director, officer, employee or agent of New Grace, acting in such capacity, in which indemnification would be required or permitted by the New Grace By-laws. In addition, the New Grace Board is not aware of any threatened litigation or proceeding which may result in a claim for indemnification under the New Grace By-laws. However, certain litigation and proceedings involving such persons in their respective capacities with Grace or Grace New York are pending. Under the Distribution Agreement, Grace Specialty Chemicals has agreed to indemnify Grace and a Packaging Business subsidiary with respect to such pending litigations and proceedings. For information with respect to the above, see "Business of New Grace and Grace Specialty
Chemicals -- Legal Proceedings and Regulatory Matters."

                  WHERE STOCKHOLDERS CAN FIND MORE INFORMATION

     Grace files (and New Grace will file) annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Grace or New Grace files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Grace's and New Grace's SEC filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at "http://www.sec.gov".

     New Grace has filed with the SEC a Registration Statement on Form 10 (as amended, the "New Grace Registration Statement") under the Exchange Act, relating to the shares of New Grace common stock to be issued in the Spin-off. This Information Statement, which forms a part of the New Grace Registration Statement, does not contain all of the information in the New Grace Registration Statement and the related exhibits and schedules. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the New Grace Registration Statement. The New Grace Registration Statement and the related exhibits filed by New Grace may be inspected at the public reference facilities of the SEC listed above.

     The principal office of New Grace is located at One Town Center Road, Boca Raton, FL 33486 (telephone: (561) 362-2000).

     Questions concerning Grace, New Grace, the Spin-off or the Merger should be directed to One Town Center Road, Boca Raton, FL 33486 (telephone: (800) 354-8917).

                             STOCKHOLDER PROPOSALS

     Article II of the New Grace By-laws, included as Annex B to this Information Statement, sets forth advance notice requirements applicable to stockholders desiring to nominate candidates for election as directors or to present a proposal or bring other business before an annual meeting of stockholders of New Grace. See "Certain Anti-Takeover Provisions -- Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals." In each case, the notice must be given to the Secretary of New Grace, whose address is One Town Center Road, Boca Raton, FL 33486. New Grace will not hold an Annual Meeting of Stockholders in 1998. The New Grace 1999 Annual Meeting of Stockholders is expected to be held in May 1999. Notice of any such nomination or proposal must be received by December 8, 1998 to be considered at that meeting. In addition, to be included in New Grace's proxy statement and form of proxy for that meeting, any such nomination or proposal must also comply in all respects with the rules and regulations of the SEC and must be received by the Secretary of New Grace within the time period specified therein.

                             INDEX OF DEFINED TERMS

                                      PAGE NO.
                                      --------
Acquiring Person....................      42
beneficial owner....................      41
Class Period........................      32
Consolidated Financial Statements...       7
Covered Period......................      32
Darex Container Products............      26
Delaware Law........................      13
Distribution Agent..................      14
Distribution Agreement..............      14
DOE.................................      30
EHS.................................      28
EPA.................................      30
Exchange Act........................      32
Final Expiration Date...............      44
Flip-in Right.......................      43
Grace...............................       C
Grace 1997 Proxy Excerpt............      38
Grace Board.........................      15
Grace Construction Products.........      25
Grace Davison.......................      24
Grace New York......................      31
Grace Specialty Chemicals...........       5
IRS.................................      13
LTIP................................      39
Merger..............................       C
Merger Agreement....................      14
New Grace...........................       C
New Grace Board.....................      12
New Grace By-laws...................      12
New Grace Certificate...............      12

                                      PAGE NO.
                                      --------
New Grace Junior Preferred Stock....      42
New Grace Registration Statement....      53
New Grace Rights....................      42
New Sealed Air......................       C
NMC.................................      32
NMC Distribution Agreement..........      32
NMC Transaction.....................      32
NYSE................................      11
OIG.................................      33
Packaging Business..................       5
Proceeding..........................      51
PRP.................................      30
Purchase Price......................      42
Recapitalization....................       4
Redemption Price....................      43
Rights Agreement....................      42
Rights Certificates.................      43
Rights Distribution Date............      42
Sealed Air..........................       C
SEC.................................      32
Securities Act......................      15
Spin-off............................       C
Stockholder Notice Procedure........      46
Specialty Chemicals Businesses......       6
Third Quarter Financial
  Statements........................       7
Time of Spin-off....................      12
Transactions........................       6
Transaction Agreements..............      14
Voting Stock........................      49
Whole Board.........................      46

                                                                         ANNEX A

                                    FORM OF
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                               W. R. GRACE & CO.

              INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
                                 * * * * * * *

     1. The name of the corporation (the "Corporation") is "Grace Specialty Chemicals, Inc."

     2. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 6, 1997, under the name Grace Specialty Chemicals, Inc.

     3. This Amended and Restated Certificate of Incorporation has been duly proposed by resolutions adopted and declared advisable by the Board of Directors of the Corporation, duly adopted by written consent of the sole stockholder of the Corporation in lieu of a meeting and vote and duly executed and acknowledged by the officers of the Corporation in accordance with the provisions of Sections 103, 228, 242 and 245 of the General Corporation Law of the State of Delaware and, upon filing with the Secretary of State in accordance with Section 103, shall supercede the original Certificate of Incorporation and shall, as it may thereafter be amended in accordance with its terms and applicable law, be the Certificate of Incorporation of the Corporation.

     4. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

                                   ARTICLE I

     The name of the corporation (the "Corporation") is:

                               W. R. Grace & Co.

                                   ARTICLE II

     The address of the Corporation's registered office in the State of Delaware is The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, Delaware, County of New Castle. The name of the Corporation's registered agent at such address is The Prentice-Hall Corporation System, Inc.

                                  ARTICLE III

     The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the "GCL").

                                   ARTICLE IV

     (a) The total number of shares of stock which the Corporation shall have authority to issue is Three Hundred and Fifty-Three Million (353,000,000), consisting of Fifty-Three Million (53,000,000) shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), and Three Hundred Million (300,000,000) shares of Common Stock, par value $.01 per share (the "Common Stock").

     (b) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware ("Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

          (1) The designation of the series, which may be by distinguishing number, letter or title.

          (2) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

          (3) Whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series.

          (4) The dates on which dividends, if any, shall be payable.

          (5) The redemption rights and price or prices, if any, for shares of the series.

          (6) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

          (7) The amounts payable on, and the preferences, if any, of, shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

          (8) Whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

          (9) Restrictions on the issuance of shares of the same series or of any other class or series.

          (10) The voting rights, if any, of the holders of shares of the series.

     (c) The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be equal to each other share of Common Stock. The holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders.

     Except as may be provided in this Amended and Restated Certificate of Incorporation or in a Preferred Stock Designation, or as may be required by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

     (d) The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

     (e) There shall be designated a series of the Corporation's Preferred Stock, as follows:

          (1) Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be 3,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

          (2) Dividends and Distributions.

          (a) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share of a fraction of a share of Series A Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause
     (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (b) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in subparagraph (a) of this paragraph
     (2) immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

          (c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

          (3) Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

          (a) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (b) Except as otherwise provided herein, in any other certificate of designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

          (c) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

          (4) Certain Restrictions.

          (a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in paragraph (2) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

             (i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

             (ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock, and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

             (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

             (iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

          (b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph (a) of this paragraph (4), purchase or otherwise acquire such shares at such time and in such manner.

          (5) Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, or in any other certificate of designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

          (6) Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made
     (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to all accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall also be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (7) Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by re-classification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          (8) No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

          (9) Rank. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

          (10) Amendment. This Amended and Restated Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

                                   ARTICLE V

     The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation. The times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

          (1) The initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights.

          (2) Provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the Corporation.

          (3) Provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the Corporation, a change in ownership of the Corporation's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights.

          (4) Provisions which deny the holder of a specified percentage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void.

          (5) Provisions which permit the Corporation to redeem or exchange such rights.

          (6) The appointment of a rights agent with respect to such rights.

                                   ARTICLE VI

     In furtherance of, and not in limitation of, the powers conferred by law, the Board of Directors is expressly authorized and empowered:

          (1) to adopt, amend or repeal the By-laws of the Corporation; provided, however, that the By-laws adopted by the Board of Directors under the powers hereby conferred may be amended or repealed by the Board of Directors or by the stockholders having voting power with respect thereto, provided further that in the case of amendments by stockholders, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock (as defined below), voting together as a single class, shall be required to alter, amend or repeal any provision of the By-laws; and

          (2) from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of stockholders; and, except as so determined or as expressly provided in this Amended and Restated Certificate of Incorporation or in any Preferred Stock Designation, no stockholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by applicable law.

     The Corporation may in its By-laws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph (1) of this Article VI. For the purposes of this Amended and Restated

Certificate of Incorporation, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

                                  ARTICLE VII

     Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Amended and Restated Certificate of Incorporation to elect additional directors under specific circumstances, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VII.

                                  ARTICLE VIII

     Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Amended and Restated Certificate of Incorporation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed, and may be increased or decreased from time to time, in such manner as may be prescribed by the By-laws of the Corporation.

     Unless and except to the extent that the By-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

     The directors, other than those who may be elected by the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Amended and Restated Certificate of Incorporation, shall be divided into three classes, as nearly equal in number as possible. One class of directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 1999, another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2000, and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2001. Members of each class shall hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

     Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Amended and Restated Certificate of Incorporation to elect additional directors under specified circumstances, any director may be removed from office at any time by the stockholders, but only for cause.

     Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VIII.

                                   ARTICLE IX

     Each person who is or was or has agreed to become a director or officer of the Corporation, or each such person who is or was serving or who has agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the By-laws of the Corporation, to the fullest extent permitted from time to time by the GCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted prior to such amendment) or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater than or different from that provided in this Article IX. Any amendment or repeal of this Article IX shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

                                   ARTICLE X

     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the GCL, or (4) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article X shall not adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

                                   ARTICLE XI

     Except as may be expressly provided in this Amended and Restated Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that any amendment or repeal of Article IX or Article X of this Amended and Restated Certificate of Incorporation shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal; and provided further that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of applicable law.

     IN WITNESS WHEREOF, Grace Specialty Chemicals, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and attested by its Secretary and has caused its corporate seal to be hereunto
affixed, this   day of           , 1998.

                                          GRACE SPECIALTY CHEMICALS, INC.

                                          By:

                                          --------------------------------------
                                                         President

Attest:
--------------------------------------
                 Secretary

                                                                         ANNEX B

                                    FORM OF
                              AMENDED AND RESTATED
                                    BY-LAWS
                                       OF
                               W. R. GRACE & CO.
              INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

                                   ARTICLE I

                              OFFICES AND RECORDS

     Section 1.1. Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in Wilmington, Delaware, and the name and address of its registered agent is The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, Delaware.

     Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

     Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

                                   ARTICLE II

                                  STOCKHOLDERS

     Section 2.1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held annually (a) on the tenth day of May, or (b) if such day be a Saturday, Sunday or a holiday at the place where the meeting is to be held, on the last business day preceding or on the first business day after such tenth day of May, as may be fixed by the Board of Directors, or (c) on such other date as may be fixed by the Board of Directors.

     Section 2.2. Special Meeting. Subject to the rights of the holders of any series of stock having a preference over the Common Stock of the Corporation as to dividends or upon liquidation ("Preferred Stock") with respect to such series of Preferred Stock, special meetings of the stockholders may be called only by the Chairman, by the President or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

     Section 2.3. Place of Meeting. The Chairman, the President or the Board of Directors, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders called by the Chairman, the President or the Board of Directors. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

     Section 2.4. Notice of Meeting. Written or printed notice, stating the place, date and time of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the U.S. mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section
6.4 of these By-laws. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

     Section 2.5. Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Section 2.6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in any other manner permitted by law) by the stockholder, or by his duly authorized attorney-in-fact.

     Section 2.7. Notice of Stockholder Business and Nominations. (A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 2.7, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.7.

     (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.7, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

     (3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.7 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for election as director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section
2.7 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

     (B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.7, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.7. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Section 2.7 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

     (C) General. (1) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.7 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.7. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.7 and, if any proposed nomination or business is not in compliance with this Section 2.7, to declare that such defective proposal or nomination shall be disregarded.

     (2) For purposes of this Section 2.7, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

     (3) Notwithstanding the foregoing provisions of this Section 2.7, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this by-law. Nothing in this Section 2.7 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or
(ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

     Section 2.8. Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast thereat shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, or these By-laws, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

     Section 2.9. Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at meetings of stockholders and make written reports thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law.

     The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

                                  ARTICLE III

                               BOARD OF DIRECTORS

     Section 3.1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these By-laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws required to be exercised or done by the stockholders.

     Section 3.2. Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, designated Class I, Class II and Class III, with the initial term of office of the Class I directors to expire at the 1999 annual meeting of stockholders, the initial term of office of the Class II directors to expire at the 2000 annual meeting of stockholders and the initial term of office of the Class III directors to expire at the 2001 annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. No person shall be nominated for election as a director if such person will have attained the age of 70 prior to the expiration of his or her term of office, except for any person whose election as a director of the Corporation is effective upon the distribution of shares of the Corporation's common stock by a Delaware corporation formerly named "W. R. Grace & Co." and whose initial term of office is scheduled to expire at the 2001 annual meeting of stockholders. At each annual meeting of stockholders, commencing with the 1999 annual meeting, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

     Section 3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Section 3.3 immediately after, and at the same place as, the Annual Meeting of Stockholders. The Board of Directors may fix the time and place for the holding of additional regular meetings without notice.

     Section 3.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman, the President or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of such meetings.

     Section 3.5. Notice. Notice of any special meeting or notice of a change in the time or place of any regular meeting of the Board of Directors shall be given to each director at his or her business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the U.S. mails so addressed, with postage thereon prepaid, at least five (5) days before such
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

meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone, the notice shall be communicated to the director or his or her representative or answering machine. If by telephone or by hand delivery, the notice shall be given at least twenty-four (24) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-laws, as provided under Section
8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with
Section 6.4 of these Bylaws.

     Section 3.6. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

     Section 3.7. Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 3.8. Quorum. Subject to Section 3.9, a number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

     Section 3.9. Vacancies. Subject to applicable law and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

     Section 3.10. Committees. The Board of Directors may establish one or more committees. Each Committee shall consist of two or more directors of the Corporation designated by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors when requested.

     A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these By-laws. The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees
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

consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

     The term of office of a committee member shall be as provided in the resolution of the Board designating him or her but shall not exceed his or her term as a director. If prior to the end of his term, a committee member should cease to be a director, he or she shall cease to be a committee member. Any member of a committee may resign at any time by giving written notice to the Board of Directors, the Chairman, the President or the Secretary. Such resignation shall take effect as provided in Section 6.6 of these By-laws in the case of resignations by directors. Any member of a committee may be removed from such committee, either with or without cause, at any time, by resolution adopted by a majority of the whole Board. Any vacancy in a committee shall be filled by the Board of Directors in the manner prescribed by these By-laws for the original designation of the members of such committee.

     Section 3.11.  Committee on Officers' Compensation.  Pursuant to Section
3.10 of these By-laws, the Board of Directors shall designate a committee to evaluate the performance of, and to recommend the appropriate level of compensation for, officers of the Corporation. Such committee shall have access to an advisor not otherwise serving the Corporation. Each member of such committee shall be an "independent director," as that term is defined in the following sentence. For purposes of this Section 3.11, an "independent director" shall mean a person who (a) has not been employed by the Corporation within the past five years; (b) is not, and is not affiliated with, a firm that is an advisor or consultant to the Corporation; (c) is not affiliated with any customer or supplier of the Corporation whose purchases from and/or sales to the Corporation exceed 3% of the sales and revenues of such customer or supplier for its most recently completed fiscal year; (d) has no personal services contract with the Corporation; (e) is not affiliated with a tax-exempt entity, not otherwise affiliated with the Corporation, that receives contributions from the Corporation that exceed 3% of such entity's gross contributions for its most recently completed fiscal year; and (f) is not a member of the "immediate family" (as defined in Item 404(a) of Securities and Exchange Commission Regulation S-K) of any person described in clauses (a) through (e).

     Section 3.12. Removal. Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time by the stockholders, but only for cause.

     Section 3.13. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

                                   ARTICLE IV

                                    OFFICERS

     Section 4.1. Elected Officers. The elected officers of the Corporation shall be a Chairman, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, a Chief Financial Officer) as the Board of Directors may deem proper from time to time. The Chairman shall be chosen from among the directors. Each officer elected by the Board of Directors shall have such powers and duties as generally pertain to his or her respective office, subject to the specific provisions of this ARTICLE IV. Such officers shall also have such powers and duties as may be conferred from time to time by the Board of Directors. The Board of Directors may from time to time elect, or the Chairman or President may appoint, such assistant officers (including one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers and Assistant Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such assistant officers shall have such duties and shall hold their offices for such terms as shall be provided in these By-laws or as may be prescribed by the Board of Directors or by the Chairman or President, as the case may be.

     Section 4.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after the annual meeting of the stockholders or at any other time as the Board of Directors may deem proper. Each officer shall

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

hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign, but any officer may be removed from office at any time by the affirmative vote of a majority of the Whole Board or, except in the case of an officer elected by the Board of Directors, by the Chairman or President. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

     Section 4.3. Chairman. The Chairman shall preside at all meetings of the stockholders and of the Board of Directors and shall be the Chief Executive Officer of the Company. The Chairman shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his office which may be required by law and all such other duties as are properly required of him by the Board of Directors. He shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman may also serve as President, if so elected by the Board of Directors.

     Section 4.4. President. The President shall act in a general executive capacity and shall assist the Chairman in the administration and operation of the Corporation's business and the general supervision of its policies and affairs. In the absence of or the inability to act of the Chairman, the President shall perform all duties of the Chairman and preside at all meetings of stockholders and of the Board of Directors.

     Section 4.5. Vice Presidents. Each Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors.

     Section 4.6. Chief Financial Officer. The Chief Financial Officer (if any) shall be a Vice President and act in an executive financial capacity. He shall assist the Chairman and the President in the general supervision of the Corporation's financial policies and affairs.

     Section 4.7. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositaries in the manner provided by resolution of the Board of Directors. He shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him from time to time by the Board of Directors, the Chairman or the President.

     Section 4.8. Secretary. The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; he shall see that all notices are duly given in accordance with the provisions of these By-laws and as required by law; he shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and he shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors, the Chairman or the President.

     Section 4.9. Controller. The Controller shall have general control, charge and supervision of the accounts of the Corporation. He shall see that proper accounts are maintained and that all accounts are properly credited from time to time. He shall prepare or cause to be prepared the financial statements of the Corporation.

     Section 4.10. Removal. Any officer elected by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. Any assistant officer appointed by the Chairman or the President may be removed by him whenever, in his judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

     Section 4.11. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors.

                                   ARTICLE V

                        STOCK CERTIFICATES AND TRANSFERS

     Section 5.1. Stock Certificates and Transfers. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

     The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

     Section 5.2. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his discretion require.

                                   ARTICLE VI

                            MISCELLANEOUS PROVISIONS

     Section 6.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

     Section 6.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

     Section 6.3. Seal. The corporate seal shall have enscribed thereon the words "Corporate Seal," the year of incorporation and around the margin thereof the words "W. R. Grace & Co."

     Section 6.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the General Corporation Law of the State of Delaware (the "GCL") or these By-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The attendance of any stockholder at a meeting in person or by proxy, without protesting at the beginning of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of such stockholder. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

     Section 6.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

     Section 6.6. Resignations. Any director or any officer or assistant officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman, the President, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman, the President, or the Secretary, or at such later time as is specified therein.
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

No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

     Section 6.7. Indemnification and Insurance. (A) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (C) of this Section 6.7, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section 6.7 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the GCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 6.7 or otherwise.

     (B) To obtain indemnification under this Section 6.7, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a "Change of Control" (as defined below), in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

     (C) If a claim under paragraph (A) of this Section 6.7 is not paid in full by the Corporation within 30 days after a written claim pursuant to paragraph
(B) of this Section 6.7 has been received by the
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

Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the GCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     (D) If a determination shall have been made pursuant to paragraph (B) of this Section 6.7 that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Section 6.7.

     (E) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Section 6.7 that the procedures and presumptions of this Section 6.7 are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Section 6.7.

     (F) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this
Section 6.7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of this Section 6.7 shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

     (G) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (H) of this Section 6.7, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

     (H) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section 6.7 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

     (I) If any provision or provisions of this Section 6.7 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Section 6.7 (including, without limitation, each portion of any paragraph of this By-law containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Section 6.7 (including, without limitation, each such portion of any paragraph of this By-law containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

     (J) For purposes of this Section 6.7:

          (1) "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

          (2) "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Section 6.7.

          (3) "Change of Control" has the meaning given such term in the Corporation's 1998 Stock Incentive Plan, as the same may be amended or superseded from time to time.

     (K) Any notice, request or other communication required or permitted to be given to the Corporation under this Section 6.7 shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

                                  ARTICLE VII

                            CONTRACTS, PROXIES, ETC.

     Section 7.1. Contracts. Except as otherwise required by law, the Certificate of Incorporation or these By-laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board of Directors may determine. The Chairman, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman, the President or any Vice President of the Corporation may delegate contractual powers to others under his jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

     Section 7.2. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

                                  ARTICLE VIII

                                   AMENDMENTS

     Section 8.1. Amendments. These By-laws may be altered, amended, or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, in the case of amendments by stockholders, notwithstanding any other provisions of these By-laws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, the Certificate of Incorporation or these By-laws, the affirmative vote of the holders of at least 80 percent of the voting power of all the then outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal any provision of these By-laws.

                                                                         ANNEX C

                               W. R. GRACE & CO.
                (FORMERLY NAMED GRACE SPECIALTY CHEMICALS, INC.)

                           1998 STOCK INCENTIVE PLAN

     1. Purposes. The purposes of this Plan are (a) to enable Key Persons to have incentives related to Common Stock, (b) to encourage Key Persons to increase their interest in the growth and prosperity of the Company and to stimulate and sustain constructive and imaginative thinking by Key Persons, (c) to further the identity of interests of Key Persons with the interests of the Company's stockholders, and (d) to induce the service or continued service of Key Persons and to enable the Company to compete with other organizations offering similar or other incentives in obtaining and retaining the services of the most highly qualified individuals.

     2. Definitions. When used in this Plan, the following terms shall have the meanings set forth in this section 2.

     Board of Directors:  The Board of Directors of the Company.

     cessation of service (or words of similar import): When a person ceases to be an employee of the Company or a Subsidiary. For purposes of this definition, if an entity that was a Subsidiary ceases to be a Subsidiary, persons who immediately thereafter remain employees of that entity (and are not employees of the Company or an entity that is a Subsidiary) shall be deemed to have ceased service.

     Change in Control: Shall be deemed to have occurred if (a) the Company determines that any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, has become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 20% or more of the outstanding Common Stock of the Company (provided, however, that a Change in Control shall not be deemed to have occurred if such person has become the beneficial owner of 20% or more of the outstanding Common Stock as the result of a sale of Common Stock by the Company that has been approved by the Board of Directors); (b) individuals who are "Continuing Directors" (as defined below) cease to constitute a majority of any class of the Board of Directors; (c) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Corporate Transaction"), in each case, with respect to which the stockholders of the Company immediately prior to such Corporate Transaction do not, immediately after the Corporate Transaction, own 50% or more of the combined voting power of the corporation resulting from such Corporate Transaction; or (d) the stockholders of the Company approve a complete liquidation or dissolution of the Company. "Continuing Director" means any member of the Board of Directors who was such a member on the date on which this Plan was approved by the Board of Directors and any successor to such a Continuing Director who is approved as a nominee or elected to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.

     Change in Control Price: The higher of (a) the highest reported sales price, regular way, as reported in The Wall Street Journal or another newspaper of general circulation, of a share of Common Stock in any transaction reported on the New York Stock Exchange Composite Tape or other national exchange on which such shares are listed or on NASDAQ during the 60-day period prior to and including the date of a Change in Control or (b) if the Change in Control is the result of a tender or exchange offer or a Corporate Transaction, the highest price per share of Common Stock paid in such tender or exchange offer or Corporate Transaction; provided, however, that in the case of Incentive Stock Options, the Change in Control Price shall be in all cases the Fair Market Value of the Common Stock on the date such Incentive Stock Option is exercised. To the extent that the consideration paid in any Corporate Transaction or other transaction described above consists in whole or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Board of Directors.

     Code:  The Internal Revenue Code of 1986, as amended.

     Committee: The Compensation Committee of the Board of Directors of the Company or any other committee designated by the Board of Directors to administer stock incentive and stock option plans of the Company and the Subsidiaries generally or this Plan specifically.

     Common Stock: The common stock of the Company, par value $.01 per share, or such other class of shares or other securities or property as may be applicable pursuant to the provisions of section 8.

     Company: W. R. Grace & Co., a Delaware corporation formerly named Grace Specialty Chemicals, Inc.

     Continuing Director: The meaning set forth in the definition of "Change in Control" above.

     Corporate Transaction: The meaning set forth in the definition of "Change in Control" above.

     Exchange Act:  The Securities Exchange Act of 1934, as amended.

     Exercise Period:  The meaning set forth in section 14(b) of this Plan.

     Fair Market Value: (a) The mean between the high and low sales prices of a share of Common Stock in New York Stock Exchange composite transactions on the applicable date, as reported in The Wall Street Journal or another newspaper of general circulation, or, if no sales of shares of Common Stock were reported for such date, for the next preceding date for which such sales were so reported, or
(b) the fair market value of a share of Common Stock determined in accordance with any other reasonable method approved by the Committee.

     Incentive Stock Option: A stock option that states that it is an incentive stock option and that is intended to meet the requirements of Section 422 of the Code and the regulations thereunder applicable to incentive stock options, as in effect from time to time.

     issuance (or words of similar import): The issuance of authorized but unissued Common Stock or the transfer of issued Common Stock held by the Company or a Subsidiary.

     Key Person: An employee of the Company or a Subsidiary who, in the opinion of the Committee, has contributed or can contribute significantly to the growth and successful operations of the Company or one or more Subsidiaries. The grant of a Stock Incentive to an employee shall be deemed a determination by the Committee that such person is a Key Person.

     Nonstatutory Stock Option:  An Option that is not an Incentive Stock
Option.

     Option:  An option granted under this Plan to purchase shares of Common
Stock.

     Option Agreement:  An agreement setting forth the terms of an Option.

     Plan: The 1998 Stock Incentive Plan of the Company herein set forth, as the same may from time to time be amended.

     service: Service to the Company or a Subsidiary as an employee. "To serve" has a correlative meaning.

     Spread:  The meaning set forth in section 14(b) of this Plan.

     Stock Award: An issuance of shares of Common Stock or an undertaking (other than an Option) to issue such shares in the future.

     Stock Incentive: A stock incentive granted under this Plan in one of the forms provided for in section 3.

     Subsidiary: A corporation (or other form of business association) of which shares (or other ownership interests) having 50% or more of the voting power regularly entitled to vote for directors (or equivalent management rights) are owned, directly or indirectly, by the Company, or any other entity designated as such by the Board of Directors; provided, however, that in the case of an Incentive Stock Option, the term "Subsidiary" shall mean a Subsidiary (as defined by the preceding clause) that is also a "subsidiary corporation" as defined in Section 424(f) of the Code and the regulations thereunder, as in effect from time to time.

     3. Grants of Stock Incentives. (a) Subject to the provisions of this Plan, the Committee may at any time and from time to time grant Stock Incentives under this Plan to, and only to, Key Persons.

     (b) The Committee may grant a Stock Incentive to be effective at a specified future date or upon the future occurrence of a specified event. For the purposes of this Plan, any such Stock Incentive shall be deemed granted on the date it becomes effective. An agreement or other commitment to grant a Stock Incentive that is to be effective in the future shall not be deemed the grant of a Stock Incentive until the date on which such Stock Incentive becomes effective.

     (c) A Stock Incentive may be granted in the form of:

         (i) a Stock Award, or

        (ii) an Option, or

       (iii) a combination of a Stock Award and an Option.

     4.  Stock Subject to this Plan.  (a) Subject to the provisions of paragraph
(c) of this section 4 and the provisions of section 8, the maximum number of shares of Common Stock that may be issued pursuant to Stock Incentives granted under this Plan shall not exceed Six Million (6,000,000).

     (b) Authorized but unissued shares of Common Stock and issued shares of Common Stock held by the Company or a Subsidiary, whether acquired specifically for use under this Plan or otherwise, may be used for purposes of this Plan.

     (c) If any shares of Common Stock subject to a Stock Incentive shall not be issued and shall cease to be issuable because of the termination, in whole or in part, of such Stock Incentive or for any other reason, or if any such shares shall, after issuance, be reacquired by the Company or a Subsidiary from the recipient of such Stock Incentive, or from the estate of such recipient, for any reason, such shares shall no longer be charged against the limitation provided for in paragraph (a) of this section 4 and may again be made subject to Stock Incentives.

     (d) Of the total number of shares specified in paragraph (a) of this section 4 (subject to adjustment as specified therein), during the term of this Plan as defined in section 9, (i) no more than 15% may be subject to Options granted to any one Key Person and (ii) no more than 15% may be subject to Stock Incentives granted to any one Key Person.

     5. Stock Awards. Except as otherwise provided in section 12, Stock Incentives in the form of Stock Awards shall be subject to the following provisions:

          (a) For purposes of this Plan, all shares of Common Stock subject to a Stock Award shall be valued at not less than 100% of the Fair Market Value of such shares on the date such Stock Award is granted, regardless of whether or when such shares are issued pursuant to such Stock Award and whether or not such shares are subject to restrictions affecting their value.

          (b) Shares of Common Stock subject to a Stock Award may be issued to a Key Person at the time the Stock Award is granted, or at any time subsequent thereto, or in installments from time to time. In the event that any such issuance shall not be made at the time the Stock Award is granted, the Stock Award may provide for the payment to such Key Person, either in cash or shares of Common Stock, of amounts not exceeding the dividends that would have been payable to such Key Person in respect of the number of shares of Common Stock subject to such Stock Award (as adjusted under section 8) if such shares had been issued to such Key Person at the time such Stock Award was granted. Any Stock Award may provide that the value of any shares of Common Stock subject to such Stock Award may be paid in cash, on each date on which shares would otherwise have been issued, in an amount equal to the Fair Market Value on such date of the shares that would otherwise have been issued.

          (c) The material terms of each Stock Award shall be determined by the Committee. Each Stock Award shall be evidenced by a written instrument consistent with this Plan. It is intended that a Stock Award would be (i) made contingent upon the attainment of one or more specified performance objectives and/or (ii) subject to restrictions on the sale or other disposition of the Stock Award or the shares subject thereto for a period of three or more years; provided, however, that (x) a Stock Award may include restrictions and limitations in addition to those provided for herein and (y) of the total number of shares specified in paragraph (a) of section 4 (subject to adjustment as specified therein), up to 3% may be subject to Stock Awards not subject to clause (i) or clause (ii) of this sentence.

          (d) A Stock Award shall be granted for such lawful consideration as may be provided for therein.

     6. Options. Except as otherwise provided in section 12, Stock Incentives in the form of Options shall be subject to the following provisions:

          (a) The purchase price per share of Common Stock shall be not less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted. The purchase price and any withholding tax that may be due on the exercise of an Option may be paid in cash, or, if so provided in the Option Agreement, (i) in shares of Common Stock (including shares issued pursuant to the Option being exercised and shares issued pursuant to a Stock Award granted subject to restrictions as provided for in paragraph
     (c) of section 5), or (ii) in a combination of cash and such shares; provided, however, that no shares of Common Stock delivered in payment of the purchase price may be "immature shares," as determined in accordance with generally accepted accounting principles in effect at the time. Any shares of Common Stock delivered to the Company in payment of the purchase price or withholding tax shall be valued at their Fair Market Value on the date of exercise. No certificate for shares of Common Stock shall be issued upon the exercise of an Option until the purchase price for such shares has been paid in full.

          (b) If so provided in the Option Agreement, the Company shall, upon the request of the holder of the Option and at any time and from time to time, cancel all or a portion of the Option then subject to exercise and either (i) pay the holder an amount of money equal to the excess, if any, of the Fair Market Value, at such time or times, of the shares subject to the portion of the Option so canceled over the purchase price for such shares, or (ii) issue shares of Common Stock to the holder with a Fair Market Value, at such time or times, equal to such excess, or (iii) pay such excess by a combination of money and shares.

          (c) Each Option may be exercisable in full at the time of grant, or may become exercisable in one or more installments and at such time or times or upon the occurrence of such events, as may be specified in the Option Agreement, as determined by the Committee. Unless otherwise provided in the Option Agreement, an Option, to the extent it is or becomes exercisable, may be exercised at any time in whole or in part until the expiration or termination of such Option.

          (d) Each Option shall be exercisable during the life of the holder only by him and, after his death, only by his estate or by a person who acquires the right to exercise the Option by will or the laws of descent and distribution. An Option, to the extent that it shall not have been exercised or canceled, shall terminate as follows after the holder ceases to serve: (i) if the holder shall voluntarily cease to serve without the consent of the Committee or shall have his service terminated for cause, the Option shall terminate immediately upon cessation of service; (ii) if the holder shall cease to serve by reason of death, incapacity or retirement under a retirement plan of the Company or a Subsidiary, the Option shall terminate three years after the date on which he ceased to serve; and (iii) except as provided in the next sentence, in all other cases the Option shall terminate three months after the date on which the holder ceased to serve unless the Committee shall approve a longer period (which approval may be given before or after cessation of service) not to exceed three years. If the holder shall die or become incapacitated during the three-month period (or such longer period as the Committee may approve) referred to in the preceding clause (iii), the Option shall terminate three years after the date on which he ceased to serve. A leave of absence for military or governmental service or other purposes shall not, if approved by the Committee (which approval may be given before or after the leave of absence commences), be deemed a cessation of service within the meaning of this paragraph (d). Notwithstanding the foregoing provisions of this paragraph (d) or any other provision of this Plan, no Option shall be exercisable after expiration of a period of ten years and one month from the date the Option is granted. Where a Nonstatutory Option is granted for a term of less than ten years and one month, the Committee may, at any time prior to the expiration of the Option, extend its term for a period ending not later than ten years and one month from the date the Option was granted. Such an extension shall not be deemed the grant of a new Option under this Plan.

          (e) No Option nor any right thereunder may be assigned or transferred except by will or the laws of descent and distribution and except, in the case of a Nonstatutory Option, pursuant to a qualified domestic relations order (as defined in the Code), unless otherwise provided in the Option Agreement.

          (f) An Option may, but need not, be an Incentive Stock Option. All shares of Common Stock that may be made subject to Stock Incentives under this Plan may be made subject to Incentive Stock Options; provided, however, that (i) no Incentive Stock Option may be granted more than ten years after the effective date of this Plan, as provided in section 9; and
     (ii) the aggregate Fair Market Value (determined as of the time an Incentive Stock Option is granted) of the shares subject to each installment becoming exercisable for the first time in any calendar year under Incentive Stock Options granted on or after January 1, 1987 (under all plans, including this Plan, of his employer corporation and its parent and subsidiary corporations) to the Key Person to whom such Incentive Stock Option is granted shall not exceed $100,000.

          (g) The material terms of each Option shall be determined by the Committee. Each Option shall be evidenced by a written instrument consistent with this Plan, and shall specify whether the Option is an Incentive Stock Option or a Nonstatutory Option. An Option may include restrictions and limitations in addition to those provided for in this Plan.

          (h) Options shall be granted for such lawful consideration as may be provided for in the Option Agreement.

     7. Combination of Stock Awards and Options. Stock Incentives authorized by paragraph (c)(iii) of section 3 in the form of combinations of Stock Awards and Options shall be subject to the following provisions: (a) A Stock Incentive may be a combination of any form of Stock Award and any form of Option; provided, however, that the terms and conditions of such Stock Incentive pertaining to a Stock Award are consistent with section 5 and the terms and conditions of such Stock Incentive pertaining to an Option are consistent with section 6.

     (b) Such combination Stock Incentive shall be subject to such other terms and conditions as may be specified therein, including without limitation a provision terminating in whole or in part a portion thereof upon the exercise in whole or in part of another portion thereof.

     (c) The material terms of each combination Stock Incentive shall be determined by the Committee. Each combination Stock Incentive shall be evidenced by a written instrument consistent with this Plan.

     8. Adjustment Provisions. (a) In the event that any reclassification, split-up or consolidation of the Common Stock shall be effected, or the outstanding shares of Common Stock are, in connection with a merger or consolidation of the Company or a sale by the Company of all or a part of its assets, exchanged for a different number or class of shares of stock or other securities or property of the Company or for shares of the stock or other securities or property of any other corporation or person, or a record date for determination of holders of Common Stock entitled to receive a dividend payable in Common Stock shall occur, (i) the number, kind and class of shares or other securities or property that may be issued pursuant to Stock Incentives thereafter granted, (ii) the number, kind and class of shares or other securities or property that have not been issued under outstanding Stock Incentives, (iii) the purchase price to be paid per share or other unit under outstanding Stock Incentives, and (iv) the price to be paid per share or other unit by the Company or a Subsidiary for shares or other securities or property issued pursuant to Stock Incentives that are subject to a right of the Company or a Subsidiary to reacquire such shares or other securities or property, shall in each case be equitably adjusted as determined by the Committee.

     (b) In the event that there shall occur any spin-off or other distribution of assets of the Company to its shareholders (including without limitation an extraordinary dividend), (i) the number, kind and class of shares or other securities or property that may be issued pursuant to Stock Incentives thereafter granted, (ii) the number, kind and class of shares or other securities or property that have not been issued under outstanding Stock Incentives, (iii) the purchase price to be paid per share or other unit under outstanding Stock Incentives, and (iv) the price to be paid per share or other unit by the Company or a Subsidiary for shares or other securities or property issued pursuant to Stock Incentives that are subject to a right of the Company or a Subsidiary to reacquire such shares or other securities or property, shall in each case be equitably adjusted as determined by the Committee.

     9. Term. This Plan shall be deemed adopted and shall become effective on the date on which the Common Stock is distributed to the holders of the common stock of W. R. Grace & Co., a Delaware corporation subsequently renamed "Sealed Air Corporation." No Stock Incentives shall be granted under this Plan after the tenth anniversary of such date.

     10. Administration. (a) This Plan shall be administered by the Committee, which shall have full authority to act in the matter of selection of Key Persons and in granting Stock Incentives to them and such other authority as is granted to the Committee by this Plan. Notwithstanding any other provision of this Plan, the Board of Directors may exercise any and all powers of the Committee with respect to this Plan, except to the extent that the possession or exercise of any power by the Board of Directors would cause any Stock Incentive to become subject to, or to lose an exemption from, Section 162(m) of the Code or Section 16(b) of the Exchange Act.

     (b) The Committee may establish such rules and regulations, not inconsistent with the provisions of this Plan, as it deems necessary to determine eligibility to be granted Stock Incentives under this Plan and for the proper administration of this Plan, and may amend or revoke any rule or regulation so established. The Committee may make such determinations and interpretations under or in connection with this Plan as it deems necessary or advisable. All such rules, regulations, determinations and interpretations shall be binding and conclusive upon the Company, its Subsidiaries, its shareholders and its directors, officers and employees, and upon their respective legal representatives, beneficiaries, successors and assigns, and upon all other persons claiming under or through any of them.

     (c) Members of the Board of Directors and members of the Committee acting under this Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability in the performance of their duties, except as otherwise provided by applicable law.

     11. General Provisions. (a) Nothing in this Plan or in any instrument executed pursuant hereto shall confer upon any person any right to continue in the service of the Company or a Subsidiary, or shall affect the right of the Company or of a Subsidiary to terminate the service of any person with or without cause.

     (b) No shares of Common Stock shall be issued pursuant to a Stock Incentive unless and until all legal requirements applicable to the issuance of such shares have, in the opinion of counsel to the Company, been complied with. In connection with any such issuance, the person acquiring the shares shall, if requested by the Company, give assurances, satisfactory to counsel to the Company, in respect of such matters as the Company or a Subsidiary may deem desirable to assure compliance with all applicable legal requirements.

     (c) No person (individually or as a member of a group), and no beneficiary or other person claiming under or through him, shall have any right, title or interest in or to any shares of Common Stock allocated or reserved for the purposes of this Plan or subject to any Stock Incentive except as to such shares of Common Stock, if any, as shall have been issued to him.

     (d) In the case of a grant of a Stock Incentive to a Key Person who is employed by a Subsidiary, such grant may provide for the issuance of the shares covered by the Stock Incentive to the Subsidiary, for such consideration as may be provided, upon the condition or understanding that the Subsidiary will transfer the shares to the Key Person in accordance with the terms of the Stock Incentive.

     (e) In the event the laws of a country in which the Company or a Subsidiary has employees prescribe certain requirements for Stock Incentives to qualify for advantageous tax treatment under the laws of that country (including, without limitation, laws establishing options analogous to Incentive Stock Options), the Committee, may, for the benefit of such employees, amend, in whole or in part, this Plan and may include in such amendment additional provisions for the purposes of qualifying the amended plan and Stock Incentives granted thereunder under such laws; provided, however, that (i) the terms and conditions of a Stock Incentive granted under such amended plan may not be more favorable to the recipient than would be permitted if such Stock Incentive had been granted under this Plan as herein set forth, (ii) all shares allocated to or utilized for the purposes of such amended plan shall be subject to the limitations of section 4, and (iii) the provisions of the amended plan may restrict but may not extend or amplify the provisions of sections 9 and 13.

     (f) The Company or a Subsidiary may make such provisions as either may deem appropriate for the withholding of any taxes that the Company or a Subsidiary determines is required to be withheld in connection with any Stock Incentive.

     (g) Nothing in this Plan is intended to be a substitute for, or shall preclude or limit the establishment or continuation of, any other plan, practice or arrangement for the payment of compensation or benefits to directors, officers or employees generally, or to any class or group of such persons, that the Company or any Subsidiary now has or may hereafter put into effect, including, without limitation, any incentive compensation, retirement, pension, group insurance, stock purchase, stock bonus or stock option plan.

     12. Acquisitions. If the Company or any Subsidiary should merge or consolidate with, or purchase stock or assets or otherwise acquire the whole or part of the business of, another entity, the Company, upon the approval of the Committee, (a) may assume, in whole or in part and with or without modifications or conditions, any stock incentives granted by the acquired entity to its directors, officers, employees or consultants in their capacities as such, or
(b) may grant new Stock Incentives in substitution therefor. Any such assumed or substitute Stock Incentives may contain terms and conditions inconsistent with the provisions of this Plan (including the limitations set forth in paragraph
(d) of section 4), including additional benefits for the recipient; provided, however, that if such assumed or substitute Stock Incentives are Incentive Stock Options, such terms and conditions are permitted under the plan of the acquired entity. For the purposes of any applicable plan provision involving time or a date, a substitute Stock Incentive shall be deemed granted as of the date of grant of the original stock incentive.

     13. Amendments and Termination. (a) This Plan may be amended or terminated by the Board of Directors upon the recommendation of the Committee; provided, however, that, without the approval of the stockholders of the Company, no amendment shall be made which (i) causes this Plan to cease to comply with applicable law, (ii) permits any person who is not a Key Person to be granted a Stock Incentive (except as otherwise provided in section 12), (iii) amends the provisions of paragraph (d) of section 4, paragraph (a) of section 5 or paragraph (a) or paragraph (f) of section 6 to permit shares to be valued at, or to have a purchase price of, respectively, less than the percentage of Fair Market Value specified therein, (iv) amends section 9 to extend the date set forth therein, or (v) amends this section 13.

     (b) No amendment or termination of this Plan shall adversely affect any Stock Incentive theretofore granted, and no amendment of any Stock Incentive granted pursuant to this Plan shall adversely affect such Stock Incentive, without the consent of the holder thereof.

     14. Change in Control Provisions. (a) Notwithstanding any other provision of this Plan to the contrary, in the event of a Change in Control:

          (i) Any Options outstanding as of the date on which such Change in Control occurs, and which are not then exercisable and vested, shall become fully exercisable and vested to the full extent of the original grant; and

          (ii) All restrictions and deferral limitations applicable to Stock Incentives shall lapse, and Stock Incentives shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant.

     (b) Notwithstanding any other provision of this Plan, during the 60-day period from and after a Change in Control (the "Exercise Period"), unless the Committee shall determine otherwise at the time of grant, the holder of an Option shall have the right, in lieu of the payment of the purchase price for the shares of Common Stock being purchased under the Option, by giving notice to the Company, to elect (within the Exercise Period) to surrender all or part of the Option to the Company and to receive cash, within 30 days after such notice, in an amount equal to the amount by which the Change in Control Price per share of Common Stock on the date of such election shall exceed the purchase price per share of Common Stock under the Option (the "Spread") multiplied by the number of shares of Common Stock subject to the Option as to which the right subject to this section 14(b) shall have been exercised.

     (c) Notwithstanding any other provision of this Plan, if any right granted pursuant to this Plan to receive cash in respect of a Stock Incentive would make a Change in Control transaction ineligible for pooling-of-interests accounting that, but for the nature of such grant, would otherwise be eligible for such accounting treatment, the Committee shall have the ability to substitute for such cash Common Stock with a Fair Market Value equal to the amount of such cash.

                                                                         ANNEX D

                               W. R. GRACE & CO.
                (FORMERLY NAMED GRACE SPECIALTY CHEMICALS, INC.)

                   1998 STOCK PLAN FOR NONEMPLOYEE DIRECTORS

     1. Purposes. The purposes of this Plan are (a) to enable the Company to attract and retain the most highly qualified individuals to serve as Nonemployee Directors, (b) to link the compensation of Nonemployee Directors to the performance of the Common Stock, and (c) to unite the interests of Nonemployee Directors with those of the Company's shareholders.

     2. Definitions. When used in this Plan, the following terms shall have the meanings set forth in this section 2.

     Board of Directors:  The Board of Directors of the Company.

     Common Stock: The common stock of the Company, par value $.01 per share, or such other class of shares or other securities or property as may be applicable pursuant to the provisions of section 7.

     Company: W. R. Grace & Co., a Delaware corporation formerly named Grace Specialty Chemicals, Inc.

     Fair Market Value: (a) The mean between the high and low sales prices of a share of Common Stock in New York Stock Exchange composite transactions for the applicable date, as reported in The Wall Street Journal or another newspaper of general circulation, or, if no sales of shares of Common Stock were reported for such date, for the next preceding date for which such sales were so reported, or
(b) the fair market value of a share of Common Stock determined in accordance with any other reasonable method.

     Fee: A fee for attendance by a Nonemployee Director at a meeting of the Board of Directors or a committee thereof.

     issuance (or words of similar import): (a) The issuance of authorized but unissued Common Stock, (b) the transfer of issued Common Stock held by the Company or a Subsidiary, or (c) the delivery of Common Stock purchased for use under this Plan by an agent independent of the Company.

     Nonemployee Director: An individual who is (or was) a director of the Company and who is (or was) not employed by the Company or a Subsidiary while serving as a director of the Company.

     Plan: The 1998 Stock Plan for Nonemployee Directors herein set forth, as the same may from time to time be amended.

     Retainer: An annual retainer for service as a Nonemployee Director or for service as the chair of a committee of the Board of Directors.

     service: Service as a Nonemployee Director. "To serve" has a correlative meaning.

     Service Period: A calendar year, or any other period designated by the Board of Directors, in respect of which a Nonemployee Director is to receive a Retainer and/or Fees.

     Subsidiary: A corporation (or other form of business association) of which shares (or other ownership interests) having 50% or more of the voting power regularly entitled to vote for directors (or equivalent management rights) are owned, directly or indirectly, by the Company.

     3. Eligibility and Participation. All Nonemployee Directors are eligible to participate in the Plan. Each Nonemployee Director will participate as described in section 5.

     4.  Stock Subject to this Plan.

     (a) Subject to the provisions of paragraphs (b) and (c) of this section 4 and the provisions of section 7, the maximum number of shares of Common Stock that may be issued under this Plan shall be One Hundred Fifty Thousand (150,000) shares of Common Stock.

     (b) Authorized but unissued shares of Common Stock and issued shares of Common Stock held by the Company or a Subsidiary, whether acquired specifically for use under this Plan or otherwise, may be used for purposes of this Plan. In addition, shares of outstanding Common Stock purchased by an agent independent of the Company may be used under this Plan, in which case such shares shall be deemed issued under this Plan for purposes of paragraph (a) of this section 4.

     (c) If any shares of Common Stock issued pursuant to this Plan shall, after issuance, be reacquired by the Company or a Subsidiary from the recipient of such Common Stock, or from the estate of such recipient, for any reason, such shares shall no longer be charged against the limitation provided for in paragraph (a) of this section 4 and may be issued pursuant to this Plan.

     5. Use of Common Stock Issued under this Plan. Shares of Common Stock may be issued under this Plan in respect of Fees and Retainers on such terms as may be fixed by the Board of Directors from time to time. All shares of Common Stock issued pursuant to this Plan shall be valued at not less than 100% of the Fair Market Value of such shares on the effective date of issuance of such shares, regardless of when such shares are actually issued.

     6.  Payment and Deferral of Retainers and Fees.

     (a) Except as otherwise expressly set forth in this section 6, (i) a portion of any Retainer or Fee shall be payable in shares of Common Stock, with the balance being payable in cash, all in accordance with determinations made by the Board of Directors from time to time, and (ii) all payments shall be made as promptly as practicable following the conclusion of each Service Period.

     (b) Subject to and in conformity with such procedures as may be approved by the Board of Directors from time to time, a Nonemployee Director may elect to receive in shares of Common Stock all or any portion of any Retainer or Fee that would otherwise be payable in cash.

     (c) Not later than the day immediately preceding the first day of any Service Period, a Nonemployee Director may elect to defer all or any portion of the Common Stock or the cash payable in respect of any Retainer or Fee, as the case may be, for the next following Service Period. Such election shall be made in writing and, once made, shall be irrevocable.

     (d)(i) Any portion of a Retainer or Fee payable in cash and as to which a deferral election is made shall be payable to the Nonemployee Director or his or her heirs or beneficiaries in a lump sum or in installments (as specified by the Nonemployee Director in accordance with arrangements approved by the Board of Directors) following a date specified by the Nonemployee Director, which date shall in no event be earlier than such Nonemployee Director's termination from service. An interest equivalent on any amount so deferred shall be computed at such rate or rates as may be fixed by the Board of Directors from time to time.

     (ii) Any portion of a Retainer or Fee payable in Common Stock and as to which a deferral election is made shall be payable to the Nonemployee Director or his or her heirs or beneficiaries in a lump sum or in installments (as specified by the Nonemployee Director in accordance with arrangements approved by the Board of Directors) following a date specified by the Nonemployee Director, which date shall in no event be earlier than such Nonemployee Director's termination from service. The Common Stock shall be held in a trust established by the Company. Dividends paid on such Common Stock will be reinvested in Common Stock. The Nonemployee Director shall have the right to vote the Common Stock held in such trust, if, as and to the extent specified in the trust.

     (e) The terms of this Plan are intended to insure that the electing Nonemployee Director is not subject to income tax on any cash or Common Stock (including any cash or Common Stock that has been deferred) until such amounts are paid to the Nonemployee Director.

     7.  Adjustment Provisions.

     (a) In the event that any reclassification, split-up or consolidation of the Common Stock shall be effected, or the outstanding shares of Common Stock are, in connection with a merger or consolidation of the Company or a sale by the Company of all or a part of its assets, exchanged for a different number or class of shares of stock or other securities or property of the Company or for shares of the stock or other securities or property of any other corporation or person, or a record date for determination of holders of Common Stock entitled to receive a dividend payable in Common Stock shall occur, the number, class and kind of shares that have not been issued pursuant to this Plan shall be equitably adjusted.

     (b) In the event that any spin-off or other distribution of assets of the Company to its shareholders (including without limitation an extraordinary dividend) shall occur, the number, class and kind of shares that have not been issued pursuant to this Plan shall be equitably adjusted.

     8. Term. This Plan shall be deemed adopted and shall become effective on the date on which the Common Stock is distributed to the holders of common stock of W. R. Grace & Co., a Delaware corporation subsequently renamed "Sealed Air Corporation." No Common Stock shall be issued under this Plan after the tenth anniversary of such date.

     9.  General Provisions.

     (a) Nothing in this Plan or in any instrument executed pursuant hereto shall confer upon any person any right to continue to serve as a Nonemployee Director or to receive Retainers or Fees.

     (b) No shares of Common Stock shall be issued pursuant to this Plan unless and until all legal requirements applicable to the issuance of such shares have, in the opinion of counsel to the Company, been complied with. In connection with any such issuance, the person or entity acquiring the shares shall, if requested by the Company, give assurances, satisfactory to counsel to the Company, in respect of such matters as the Company or a Subsidiary may deem desirable to assure compliance with all applicable legal requirements.

     (c) No person, individually or as a member of a group, and no beneficiary or other person claiming under or through him or her, shall have any right, title or interest in or to any shares of Common Stock allocated or reserved for the purposes of this Plan except as to such shares of Common Stock, if any, as shall have been issued to him or her. No rights to receive shares of Common Stock under this Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, encumbrance or charge, except by will or the laws of descent and distribution. The only rights that may exist under this Plan shall be limited to those of an unsecured creditor of the Company.

     (d) Nothing in this Plan is intended to be a substitute for, or shall preclude or limit the establishment or continuation of, any other plan, practice or arrangement for the payment of compensation or benefits to Nonemployee Directors that the Company now has or may hereafter put into effect.

     10.  Amendments and Termination.

     (a) This Plan may be terminated, suspended or amended at any time by the Board of Directors upon the recommendation of its Compensation Committee; provided, however, that no amendment shall become effective without the approval of the shareholders of the Company to the extent shareholder approval is required by applicable law.

     (b) No termination, suspension or amendment of this Plan shall adversely affect any shares theretofore issued pursuant to this Plan.

                                     ANNEX E

   The following is an excerpt from Grace's 1997 Proxy Statement. The following excerpt does not purport to be complete and is qualified in its entirety by reference to such Proxy Statement, which has been filed with the Securities and Exchange Commission. As used in the following excerpt, the "Company" means Grace (including its predecessors) and/or one or more of its subsidiaries.

COMPENSATION

   Summary Compensation Table. The following Summary Compensation Table contains information concerning the compensation of (1) Mr. Costello, the Company's chief executive officer since May 1, 1995; (2) the other four most highly compensated executive officers of the Company who were serving as such at year-end 1996; and
(3) Constantine L. Hampers and Donald H. Kohnken, who resigned as executive officers on June 14, 1996 and September 30, 1996, respectively, and whose compensation would have been reportable under clause (2) but for the fact that they were not executive officers of the Company at year-end 1996. Certain information has been omitted from the Summary Compensation Table because it is not applicable or because it is not required under the rules of the Securities and Exchange Commission ("SEC").

                               ANNUAL COMPENSATION
                      ------------------------------------

                                                           OTHER
NAME AND PRINCIPAL                                         ANNUAL
  POSITION                YEAR     SALARY     BONUS     COMPENSATION
  --------                ----     ------     -----     ------------
A. J. Costello            1996    $900,000   $582,075     $ 12,872
 Chairman, President      1995(e)  600,000    900,000      106,599
 and Chief Executive
 Officer
R. H. Beber               1996     297,475    165,000       12,788
 Executive Vice           1995     282,713    200,000        5,456
 President and            1994     266,000    220,000          246
 General Counsel
L. Ellberger              1996     283,083    150,000       57,219
 Senior Vice              1995(e)  173,162    125,000       28,977
 President
 and Chief Financial
 Officer
J. R. Hyde                1996     272,600    130,000        5,194
 Senior Vice              1995     248,650    230,000        2,235
 President                1994     206,667    240,000          731
F. Lempereur              1996     294,300    100,000       22,592
 Senior Vice              1995     290,725    100,000        3,323
 President                1994     281,167     95,000           93
C. L. Hampers             1996     875,270    422,755      316,157(f)
 Executive Vice           1995     821,068    720,000      210,915
 President                1994     786,250                  85,425
D. H. Kohnken             1996     295,425    148,000       66,496
 Executive Vice           1995     371,725    394,000        9,576
 President                1994     357,000    410,000           86

                     (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                LONG-TERM COMPENSATION
                                ----------------------

                                  AWARDS               PAYOUTS
                                  ------               -------
                                      NO. OF SHARES                   ALL
                        RESTRICTED     UNDERLYING                    OTHER
NAME AND PRINCIPAL         STOCK         OPTIONS        LTIP      COMPENSATION
  POSITION               AWARD(a)      GRANTED(b)    PAYOUTS(c)       (d)
  --------               --------      ----------    ----------       ---
A. J. Costello                            77,625     $  799,116     $ 27,250
 Chairman, President                     465,750
 and Chief Executive
 Officer
R. H. Beber                               16,767        927,518       33,380
 Executive Vice                           37,260         99,589       49,695
 President and                            37,260                      28,099
 General Counsel
L. Ellberger                              12,576        178,369       38,102
 Senior Vice              $92,438        111,780                       2,094
 President
 and Chief Financial
 Officer
J. R. Hyde                                16,767        670,596       25,374
 Senior Vice                              37,260         27,534       29,724
 President                                37,260                      20,538
F. Lempereur                              12,576        630,492       26,689
 Senior Vice                              37,260         42,666       27,758
 President                                37,260                      23,284
C. L. Hampers                                         2,425,992       91,790
 Executive Vice                          108,675                     105,564
 President                               108,675                      89,278
D. H. Kohnken                                         1,783,688      523,842
 Executive Vice                           93,150        153,716       55,657
 President                                77,625                      36,200



                      (Footnotes appear on following page)

 ------------
(a) Other than the award to Mr. Ellberger, no restricted stock awards were made during the 1994-1996 period. The dollar value of Mr. Ellberger's 1,500 restricted shares shown in the table has not been adjusted to give effect to the September 1996 separation of the Company's health care business. At December 31, 1996, the dollar value of these restricted shares was $77,625, excluding the value of additional securities received by Mr. Ellberger in respect of these restricted shares in the September 1996 transaction (see note (d) below). The restrictions on these shares are to terminate on May 14, 1998 (see "Employment Agreements") or earlier, in the event of Mr. Ellberger's death or disability or the termination of his employment without cause (including following a change of control), subject to the forfeiture of the shares in certain circumstances. Mr. Ellberger receives all dividends paid on, and has the right to vote, these restricted shares.

(b) The share amounts shown in this column reflect adjustments made in September 1996 in connection with the separation of the Company's health care business.

(c) The amounts in this column for 1996 represent awards earned under the Company's Long-Term Incentive Program ("LTIP") for the 1993-1995 Performance Period. The amounts in this column for 1995 represent the third and final installment of awards earned under the LTIP for the 1990-1992 Performance Period; Dr. Hampers did not participate in the LTIP for the 1990-1992 Performance Period. No payments were made under the LTIP in 1994.

(d) The amounts in this column for 1996 consist of the following: (1) the actuarially determined value of Company-paid premiums on "split-dollar" life insurance, as follows: Mr. Beber -- $18,456; Mr. Hyde -- $10,296; Mr. Lempereur -- $14,410; Dr. Hampers -- $52,849; and Mr. Kohnken -- $9,626; (2) life insurance premiums of $9,250 for Mr. Costello and $3,447 for Mr. Ellberger (who do not currently participate in the split-dollar life insurance program); (3) payments made to persons whose personal and/or Company contributions to the Company's Salaried Employees Savings and Investment Plan ("Savings Plan") would be subject to limitations under federal income tax law, as follows: Mr. Costello -- $13,500; Mr. Beber -- $10,424; Mr. Ellberger -- $521; Mr. Hyde --
       $10,578; Mr. Lempereur -- $7,779; Dr. Hampers -- $38,941; and Mr.
       Kohnken -- $16,183; (4) Company contributions to the Savings Plan of $4,500 for each of Messrs. Costello, Beber, Hyde, Lempereur and Kohnken and of $3,824 for Mr. Ellberger; (5) a severance payment of $493,533 made to Mr. Kohnken; and (6) $30,310 of additional securities issued to Mr. Ellberger by entities other than the Company in September 1996 in respect of the restricted shares awarded to him in 1995.

(e)    Messrs. Costello and Ellberger joined the Company in May 1995.

(f) This amount includes the value of personal benefits received by Dr. Hampers during 1996, including $57,750 attributable to his personal use of corporate aircraft and $26,769 attributable to his personal use of a chauffeur paid by the Company.

   Stock Options. The following table contains information concerning stock options granted in 1996, including the potential realizable value of each grant assuming that the market value of the Common Stock appreciates from the date of grant to the expiration of the option at annualized rates of (a) 5% and (b) 10%, in each case compounded annually over the term of the option. For example, the option granted to Mr. Costello in 1996 would produce the pretax gain of $6,365,009 shown in the table only if the market price of the Common Stock rises to $133.45 per share by the time the option is exercised; based on the number and market price of the shares outstanding at year-end 1996, such an increase in the price of the Common Stock would produce a corresponding aggregate pretax gain of nearly $6.5 billion for the Company's shareholders. The assumed rates of appreciation shown in the table have been specified by the SEC for illustrative purposes only and are not intended to predict future prices of the Company's Common Stock, which will depend upon various factors, including market conditions and the Company's future performance and prospects.

   Options become exercisable at the time or times determined by the Compensation Committee; the options shown below become exercisable in three approximately equal annual installments beginning one year after the date of grant or upon the earlier occurrence of a "change in control" of the Company (see "Employment Agreements" and "Severance Agreements"). All of the options shown below have purchase prices equal to the fair market value of the Common Stock at the date of grant.

                                  1996 GRANTS*

----------------------------------------------------------------------------
                           NO. OF      % OF TOTAL
                           SHARES       OPTIONS
                         UNDERLYING    GRANTED TO   PURCHASE
                           OPTIONS     EMPLOYEES      PRICE     EXPIRATION
NAME                       GRANTED      IN 1996     ($/SHARE)      DATE
                           -------      -------     ---------      ----
A. J. Costello .........    77,625         7.7%       51.4493      3/5/06
R. H. Beber ............    16,767         1.7        51.4493      3/5/06
L. Ellberger ...........    12,576         1.2        51.4493      3/5/06
J. R. Hyde .............    16,767         1.7        51.4493      3/5/06
F. Lempereur ...........    12,576         1.2        51.4493      3/5/06
C. L. Hampers ..........        -0-         --             --          --
D. H. Kohnken ..........        -0-         --             --          --
All Shareholders .......        --          --             --          --
Named Executive
 Officers' Percentage
 of
 Realizable Value
 Gained by All
 Shareholders...........        --          --            --          --



                    (RESTUBBED TABLE CONTINUED FROM ABOVE)



                          POTENTIAL REALIZABLE VALUE AT
                          ASSUMED ANNUAL RATES OF STOCK
                          PRICE APPRECIATION FOR OPTION
                                      TERM

          NAME                      5%             10%
-----------------------------------------------------------
A. J. COSTELLO             $    2,511,650        $6,365,009
R. H. BEBER                       542,516         1,374,842
L. ELLBERGER                      406,912         1,031,193
J. R. HYDE                        542,516         1,374,842
F. LEMPEREUR                      406,912         1,031,193
C. L. HAMPERS                        --                  --
D. H. KOHNKEN                        --                  --
ALL SHAREHOLDERS            2,554,571,529     6,473,787,377
NAMED EXECUTIVE
 OFFICERS' PERCENTAGE
 OF
 REALIZABLE VALUE
 GAINED BY ALL
 SHAREHOLDERS                         0.2%              0.2%

------------
* The number of shares covered by each option and the purchase price of each option reflect adjustments made in connection with the September 1996 separation of the Company's health care business.

    The following table contains information concerning stock options exercised in 1996, including the "value realized" upon exercise (the difference between the total purchase price of the options exercised and the market value, at the date of exercise, of the shares acquired), and the value of unexercised "in-the-money" options held at December 31, 1996 (the difference between the aggregate purchase price of all such options held and the market value of the shares covered by such options at December 31, 1996).


                          OPTION EXERCISES IN 1996 AND OPTION VALUES AT 12/31/96*
                  -----------------------------------------------------------------------
                                                       NUMBER OF              VALUE OF
                                                    SHARES UNDERLYING        UNEXERCISED
                                                      UNEXERCISED           IN-THE-MONEY
                                                      OPTIONS AT            OPTIONS AT
                   NO. OF SHARES                        12/31/96              12/31/96
                      ACQUIRED         VALUE          EXERCISABLE/          EXERCISABLE/
 NAME               ON EXERCISE      REALIZED ($)     UNEXERCISABLE         UNEXERCISABLE
 ----               -----------      ------------     -------------         -------------
A. J. Costello ...       -0-                  -0-     155,250/388,125     $2,796,690/5,616,720
R. H. Beber ......       -0-                  -0-     252,749/16,767           7,091,485/5,042
L. Ellberger .....       -0-                  -0-      62,100/62,256           741,176/596,723
J. R. Hyde .......    3,105          $    97,437      178,538/16,767           4,817,959/5,042
F. Lempereur .....       -0-                  -0-     169,223/12,576           4,338,281/3,782
C. L. Hampers ....  450,226           10,199,375                 0/0                       0/0
D. H. Kohnken ....   45,375            1,869,507           458,411/0              11,872,282/0

------------
* The number of shares covered by each option and the purchase price of each option reflect adjustments made in connection with the September 1996 separation of the Company's health care business.

   LTIP. Under the LTIP as in effect during 1996, executive officers and other senior managers could be granted contingent "Performance Units" under which awards could be earned based on (1) value contribution performance (based on cash flow attributable to net operating profit after taxes of the product line or the Company, less a charge based on average annual gross assets), and/or (2) shareholder value performance (measured by appreciation in the price of the Common Stock and dividends paid) as compared to that of the companies in the Standard & Poor's Industrials Index, during a three-year "Performance Period." A new three-year Performance Period commences each year, and contingent Performance Units are granted for each such Performance Period (however, the terms of such contingent Performance Units granted subsequent to 1996 differ from those granted in 1996 and prior years, as discussed under "Approval of Long-Term Incentive Program"). Performance Units granted in 1996 to employees of product lines were weighted 67% on the value contribution performance of their respective product lines or other units, and 33% on shareholder value performance, during the Performance Period; Performance Units granted to corporate employees were weighted 50% on the basis of the Company's value contribution performance and 50% on the basis of shareholder value performance during the Performance Period. The number of Performance Units earned under the LTIP may be decreased by up to 20%, at the discretion of the Compensation Committee, based upon individual performance.

   Amounts, if any, earned under Performance Units are paid following the end of each Performance Period. In keeping with the Company's compensation philosophy of uniting executive interests with those of the shareholders (see "Report of the Compensation Committee on Executive Compensation--Stock Ownership Guidelines"), up to 100% of any such payments may be made in shares of Common Stock issued under the Company's 1996 Stock Incentive Plan (see "Approval of 1996 Stock Incentive Plan"); however, the Compensation Committee has authority to reduce the portion of earned Performance Units payable in Common Stock or to pay such Units entirely in cash. A participant may elect to defer receipt of the cash and/or Common Stock otherwise payable in respect of earned Performance Units. Cash amounts may be deferred under the Company's deferred compensation program, earning interest equivalents computed at the prime rate, compounded semiannually. Deferred Common Stock is held in a trust established by the Company; dividends paid on the deferred Common Stock held in the trust are reinvested in Common Stock, and participants have the right to vote the Common Stock held in the trust. Deferred amounts are generally payable to the participant following termination of employment.

    The following table shows the Performance Units granted during 1996 to the executive officers named in the Summary Compensation Table. All of such Performance Units relate to the 1996-1998 Performance Period. Half of the Performance Units granted to Messrs. Hyde and Lempereur are weighted 50%/50%, as discussed above, and the other half are weighted 67%/33%, as discussed above; the Performance Units granted to the other recipients are all weighted 50%/50%.


                  1996 AWARDS OF CONTINGENT PERFORMANCE UNITS UNDER
                                       LTIP(a)
                 ---------------------------------------------------
                                                            MAXIMUM
                 NUMBER OF     THRESHOLD       TARGET      NUMBER OF
NAME               UNITS         (b)(c)        (c)(d)      UNITS (e)
----               -----         ------        ------      ---------


A. J.
 Costello......    18,630     $0 or $242,190   $1,210,950     46,575
R. H. Beber....     3,726      0 or   48,425      242,190      9,315
L. Ellberger ..     2,795      0 or   36,335      181,675      6,988
J. R. Hyde.....     3,726      0 or   24,245      242,190      9,315
F. Lempereur ..     2,795      0 or   11,635      181,675      6,988
C. L. Hampers .      -0-                  --           --         --
D. H. Kohnken .     6,210      0 or   20,215      403,650     15,525


------------
(a) The numbers of Performance Units reflect adjustments made in connection with the September 1996 separation of the Company's health care business.

(b) Refers to the minimum amount payable under the LTIP with respect to the 1996-1998 Performance Period. For Messrs. Costello, Beber, Ellberger and Kohnken, no payment will be made unless the minimum targeted level of value contribution or shareholder value performance is achieved by the Company. For Messrs. Hyde and Lempereur, the "threshold" payments will be made if the minimum targeted level of value contribution performance is achieved by their respective product lines.

(c) The threshold and target payments shown in the table have been calculated on the basis of a market price of $65 per share of Common Stock at the end of the 1996-1998 Performance Period. The threshold amounts for Messrs. Lempereur and Kohnken have been adjusted on a pro rata basis to reflect their resignations.

(d) Refers to the amount payable with respect to the 1996-1998 Performance Period if the targeted levels of both value contribution and shareholder value performance are achieved.

(e) Refers to the maximum number of Performance Units that can be earned with respect to the 1996-1998 Performance Period under the LTIP.

   Employees to whom Performance Units are granted also receive grants of stock options based on the number of Performance Units granted. Information concerning options granted in 1996 to the executive officers named in the Summary Compensation Table appears under "Stock Options."

   Pension Arrangements. Salaried employees of designated units of the Company who are 21 or older and who have one or more years of service are eligible to participate in the Company's Retirement Plan for Salaried Employees. Under this basic retirement plan, pension benefits are based upon (1) the employee's average annual compensation for the 60 consecutive months in which his or her compensation is highest during the last 180 months of continuous participation and (2) the number of years of the employee's credited service. For purposes of this basic retirement plan, compensation generally includes nondeferred base salary and nondeferred annual incentive compensation (bonus) awards; however, for 1996, federal income tax law limited to $150,000 the annual compensation on which benefits under this plan may be based.

    The Company also has a Supplemental Executive Retirement Plan under which a covered employee will receive the full pension to which he or she would be entitled in the absence of the above and other limitations imposed under federal income tax law. In addition, this supplemental plan recognizes deferred base salary, deferred annual incentive compensation awards and, in some cases, periods of employment with the Company during which an employee was ineligible to participate in the basic retirement plan. An employee will generally be eligible to participate in the supplemental plan if he or she has an annual base salary of at least $75,000 and is earning credited service under the basic retirement plan.

   The following table shows the annual pensions payable under the basic and supplemental plans for different levels of compensation and years of credited service. The amounts shown have been computed on the assumption that the employee retired at age 65 on January 1, 1997, with benefits payable on a straight life annuity basis. Such amounts are subject to (but do not reflect) an offset of 1.25% of the employee's primary Social Security benefit at retirement age for each year of credited service under the basic and supplemental plans.




   HIGHEST                                YEARS OF CREDITED SERVICE
 AVERAGE ANNUAL  -----------------------------------------------------------------------------------
 COMPENSATION    10 YEARS      15 YEARS      20 YEARS       25 YEARS        30 YEARS        35 YEARS
 ------------    --------      --------      --------       --------        --------        --------
$ 100,000 ...   $ 15,000       $ 22,500       $ 30,000       $ 37,500       $ 45,000       $   52,500
  200,000 ...     30,000         45,000         60,000         75,000         90,000          105,000
  300,000 ...     45,000         67,500         90,000        112,500        135,000          157,000
  400,000 ...     60,000         90,000        120,000        150,000        180,000          210,000
  500,000 ...     75,000        112,500        150,000        187,500        225,000          262,500
  600,000 ...     90,000        135,000        180,000        225,000        270,000          315,000
  700,000 ...    105,000        157,500        210,000        262,500        315,000          367,500
  800,000 ...    120,000        180,000        240,000        300,000        360,000          420,000
  900,000 ...    135,000        202,500        270,000        337,500        405,000          472,500
1,000,000 ...    150,000        225,000        300,000        375,000        450,000          525,000
1,100,000 ...    165,000        247,500        330,000        412,500        495,000          577,500
1,200,000 ...    180,000        270,000        360,000        450,000        540,000          630,000
1,300,000 ...    195,000        292,500        390,000        487,500        585,000          682,500
1,400,000 ...    210,000        315,000        420,000        525,000        630,000          735,000
1,500,000 ...    225,000        337,500        450,000        562,500        675,000          787,500
1,600,000 ...    240,000        360,000        480,000        590,000        720,000          840,000
1,700,000 ...    255,000        382,500        510,000        617,500        765,000          892,500
1,800,000 ...    270,000        405,000        540,000        645,000        810,000          945,000
1,900,000 ...    285,000        427,500        570,000        672,500        855,000          997,500
2,000,000 ...    300,000        450,000        600,000        700,000        900,000        1,050,000
2,100,000 ...    315,000        472,500        630,000        727,500        945,000        1,102,500
2,200,000 ...    330,000        495,000        660,000        755,000        990,000        1,155,000

   Messrs. Costello, Beber, Ellberger, Hyde, Lempereur and Kohnken had 1, 8, 1, 33, 5 and 27 years of credited service, respectively, under the basic and supplemental retirement plans at year-end 1996 (September 30, 1996 in the case of Mr. Kohnken). For purposes of those plans, the 1996 compensation of such executive officers was as follows: Mr. Costello -- $1,800,000; Mr. Beber -- $497,475; Mr. Ellberger -- $408,083; Mr. Hyde -- $502,600; Mr. Lempereur
-- $409,300; and Mr. Kohnken -- $689,425. Dr. Hampers was not covered by the basic or supplemental plan. At year-end 1996, the accrued annual benefit payable to Dr. Hampers at age 65 under the retirement plan of National Medical Care Inc. ("NMC"), a former subsidiary of the Company (in which Dr. Hampers was an inactive participant), was approximately $120,000. The Company previously agreed to provide certain pension benefits to Mr. Ellberger and Dr. Hampers (see "Employment Agreements" and "Resignations of Executive Officers").

    Employment Agreements. The Company has an employment agreement with Mr. Costello providing for his service as the Company's chairman, president and chief executive officer through April 1998, subject to (1) earlier termination in certain circumstances and (2) automatic one-year extensions unless either party gives notice that the agreement is not to be extended. The agreement also provides that Mr. Costello will stand for election as a director during its term. Under the agreement, Mr. Costello is entitled to an annual base salary of at least $900,000; an annual incentive compensation award (bonus) of at least $900,000 for 1995 and awards thereafter based on the performance of the Company, in accordance with its annual incentive compensation program; participation in the LTIP on the same basis as other senior executives; grants of stock options; and participation in all other compensation and benefit plans and programs generally available to senior executives of the Company. The agreement also provides for payments in the case of Mr. Costello's disability or death, or the termination of his employment with or without cause, including termination following a "change in control" and termination by Mr. Costello for "good reason." For purposes of the agreement, "change in control" means the acquisition of 20% or more of the Common Stock, the failure of Company-nominated directors to constitute a majority of any class of the Board of Directors, the occurrence of a transaction in which the Company's shareholders immediately preceding such transaction do not own more than 60% of the combined voting power of the corporation resulting from such transaction, or the liquidation or dissolution of the Company. In the event of the termination of Mr. Costello's employment following a change in control, he will receive a multiple of the sum of his annual base salary plus bonus, pro rata bonus and LTIP awards, earned but unpaid compensation, and the balance of the LTIP awards for all Performance Periods during which the change in control takes place. The foregoing description of Mr. Costello's employment agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which has been filed with the SEC as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and by reference to an amendment to such agreement, which has been filed with the SEC as an exhibit to the Company's Current Report on Form 8-K filed on October 10, 1996.

   The Company has an employment agreement with Mr. Ellberger providing for his service as the Company's senior vice president, strategic planning and development, through May 14, 1998; at that time, the agreement will terminate (except with respect to the retirement arrangements described below) and his employment will be "at will." The agreement provides for an initial annual base salary of $275,000; participation in the Company's annual incentive compensation program, LTIP, and other compensation and benefit plans and programs; the grant of stock options; and the grant of the restricted stock award shown in the Summary Compensation Table. The agreement also provides that if the Company should terminate Mr. Ellberger's employment without cause during the term of the agreement (except in the event of a change in control of the Company), he will receive 145% of his base salary for one year or, if longer, the remaining term of the agreement. In addition, the agreement provides that, in determining the benefits payable to Mr. Ellberger under the Company's basic and supplemental retirement plans, his service with his prior employer will be recognized as if it were continuous service with the Company (except that his first year of service with the Company would be excluded), with an offset for any retirement benefits payable from his prior employer's retirement plans; however, this special pension arrangement will apply only if Mr. Ellberger's employment by the Company ceases after the term of the agreement (or during such term, if his employment is terminated without cause, including termination without cause following a change in control of the Company). The agreement also provides for standard relocation assistance arrangements and for a Company-leased car. For purposes of the agreement, "change in control" has the same meaning as in Mr. Costello's agreement, described above. The foregoing description of Mr. Ellberger's employment agreement does not purport to be complete and is qualified in its entirety by reference to such agreement and related agreements, which have been filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

   In 1992, the Company entered into an agreement with Mr. Lempereur relating to his relocation from France to the United States. The agreement provided that Mr. Lempereur would participate in the Company's U.S. compensation and benefit plans and programs and that the Company would reimburse Mr. Lempereur for the cost of trips between Florida and France for his family and would provide Mr. Lempereur with a Company-leased car. The agreement also provided for the loan referred to under "Relationships and Transactions with Management and Others" and for arrangements relating to his return to France following the end of his assignment. This description of Mr. Lempereur's agreement does not purport to be complete and is qualified in its entirety by reference to the agreement, which has been filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

   Dr. Hampers previously had an employment agreement providing for his employment as an executive vice president of the Company and head of its health care business. Under the agreement, Dr. Hampers was initially entitled to an annual base salary of at least $675,000, subject to increases of at least 9% every 18 months, and to participate in the Company's annual incentive compensation program. The agreement also provided for benefits generally available to senior executives of the Company, as well as the use of a corporate aircraft (and an option to purchase the aircraft at its fair market value). Further, the agreement entitled Dr. Hampers to a supplementary annual pension benefit equal to the amount by which (1) the lesser of (a) $300,000 and (b) three times his actual annual pension benefit exceeded (2) such actual pension benefit, subject to certain cost-of-living adjustments. The agreement prohibited Dr. Hampers from engaging in certain competitive activities during its term and for three years thereafter and provided for the continuation of compensation for the term of the agreement in the event his employment terminated other than for cause. The foregoing description of Dr. Hampers' employment agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which was filed with the SEC as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and by reference to related agreements, which were filed with the SEC as exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and its Registration Statement on Form S-1 filed on August 2, 1996.

   See "Resignations of Executive Officers" for information concerning the resignations of Mr. Lempereur and Dr. Hampers, and "Relationships and Transactions with Management and Others" for information concerning Dr. Hampers' purchase of a corporate aircraft from the Company and litigation by him against the Company and others arising out of his employment agreement.

   Severance Agreements. The Company has severance agreements with all of its executive and other officers (except for Mr. Costello, whose employment agreement, discussed above, provides for severance arrangements). These agreements generally provide that in the event of the involuntary termination of the individual's employment without cause (including constructive termination caused by a material reduction in his or her authority or responsibility) following a change in control of the Company, he or she will receive a severance payment equal to the greater of (1) 2.99 times his or her average annual taxable compensation for the five years preceding the change in control, plus certain additional benefits, subject to reduction in certain cases to prevent the recipient from incurring liability for excise taxes and the Company from incurring nondeductible compensation expense, or (2) three times the individual's annual base salary plus bonus, plus a "gross-up" payment to cover any excise tax obligations resulting from the severance payment; in the event employment terminates after January 1, 1999 (following a change in control), and in the case of officers elected in and subsequent to May 1996, the severance payment would be made solely in accordance with clause (2). For purposes of these severance agreements, the definition of "change in control" is identical to the definition contained in Mr. Costello's employment agreement (see "Employment Agreements"). This description of the Company's severance agreements does not purport to be complete and is qualified in its entirety by reference to the forms of such agreements, which have been filed as exhibits to the Company's Registration Statement on Form S-1 filed on August 2, 1996.

   Executive Salary Protection Plan. The Company has had an Executive Salary Protection Plan ("ESPP") for many years. All executive and other officers participate in the ESPP, which provides that, in the event of a participant's death or disability prior to age 70, the Company will continue to pay all or a portion of base salary to the participant or a beneficiary for a period based on the participant's age at the time of death or disability. Payments under the ESPP may not exceed 100% of base salary for the first year and 50% thereafter in the case of death (60% in the case of disability). This description of the ESPP does not purport to be complete and is qualified in its entirety by reference to the text of the ESPP, as amended, which has been filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

    Resignations of Executive Officers. In connection with Mr. Lempereur's resignation as an executive officer of the Company in February 1997, he entered into an agreement with the Company providing that (1) he will remain an employee, and continue to receive salary and participate in the Company's benefit plans and programs, through November 1997, at which time he will be entitled to receive severance pay for seven months; (2) he will be considered for an annual incentive compensation award for 1996; (3) he will remain a participant in the LTIP for the 1994-1996 Performance Period and, on a pro rata basis, the 1995-1997 and 1996-1998 Performance Periods; (4) his unvested stock options will become exercisable in full; and (5) his participation in the Company's split-dollar life insurance program will terminate, although he can elect to purchase the policy by reimbursing the Company for the premiums paid on his behalf (approximately $490,000). The agreement also provides that Mr. Lempereur will receive amounts due him under other Company plans and programs in accordance with their terms; that he will receive outplacement assistance and reimbursement for the expenses incurred in his relocation to France, generally in accordance with standard Company practice; and that his loan from the Company (see "Employment Agreements" and "Relationships and Transactions with Management and Others") will be repaid upon the sale of his Florida residence or, if earlier, December 31, 1997.

   Dr. Hampers entered into an agreement with the Company in June 1996 providing for the termination of his employment agreement and his severance agreement (see "Employment Agreements" and "Severance Agreements"). His termination agreement also provided that (1) he would continue to receive salary and certain benefits, as specified in his employment agreement, through December 31, 1996 (including the use of a corporate aircraft and an option to purchase the aircraft at its fair market value); (2) effective January 1, 1997, he would be eligible to commence receiving the pension benefit contemplated by his employment agreement;
(3) he would be entitled to participate in the Company's annual incentive compensation program for 1996 (however, no award was paid to him under such program for 1996); and (4) he would remain a participant in the LTIP for the 1994-1996 Performance Period and, on a pro rata basis, the 1995-1997 Performance Period.

   In connection with Mr. Kohnken's resignation as an executive officer of the Company on September 30, 1996, he entered into an agreement with the Company providing that (1) he would receive the severance payment included in "All Other Compensation" in the Summary Compensation Table above; (2) he would be considered for an annual incentive compensation award for 1996; (3) he would remain a participant in the LTIP, on a pro rata basis, for the 1994-1996, 1995-1997 and 1996-1998 Performance Periods; (4) certain restrictions on shares and stock options granted to him in 1991 would be removed, and any unvested options he held would become exercisable in full; and (5) his participation in the Company's split-dollar life insurance program would be terminated, although he could elect to purchase the policy by reimbursing the Company for the premiums paid on his behalf (approximately $323,000). The agreement also provided that he would receive amounts due him under other Company plans and programs in accordance with their terms.

   The foregoing descriptions of the agreements with Mr. Lempereur, Dr. Hampers and Mr. Kohnken do not purport to be complete and are qualified in their entirety by reference to such agreements, which have been filed with the SEC as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (in the case of Mr. Lempereur), the Company's Registration Statement on Form S-1 filed on August 2, 1996 (in the case of Dr. Hampers), and its Current Report on Form 8-K filed on October 10, 1996 (in the case of Mr. Kohnken).

   Directors' Compensation and Consulting Arrangements. Under the Company's current compensation program for nonemployee directors, (1) each nonemployee director receives an annual retainer of $24,000, payable in Common Stock; (2) the Chairs of the Audit and Compensation Committees receive annual cash retainers of $12,000, and the Chairs of the Nominating Committee and the Committee on Corporate Responsibility receive annual cash retainers of $2,000; and (3) each nonemployee director receives $2,000 in cash for each Board meeting and $1,000 in cash for each committee meeting attended (except that committee chairs receive $1,200 per committee meeting). In addition, the Company has had a retirement plan under which a person retiring after more than four years of service as a nonemployee director receives annual payments of $24,000 for a period equal to the length of service as a nonemployee director (but not more than 15 years). In the event of a director's death, payments are made to the director's surviving spouse.

    Subject to shareholder approval of the 1997 Stock Plan for Nonemployee Directors (see "Approval of 1997 Stock Plan for Nonemployee Directors"), a new compensation program for nonemployee directors will be implemented effective July 1, 1997. Under the new program, (1) each nonemployee director will receive an annual retainer of $50,000, of which $35,000 will be in the form of Common Stock and the balance will be in cash or Common Stock, at the election of the director; (2) each committee chair will receive an additional annual retainer of $3,000 in cash or Common Stock, at the election of the director; and (3) each nonemployee director will receive $2,000 for each Board meeting and $1,000 for each committee meeting attended (except that committee chairs will receive $1,200 per committee meeting), in cash or Common Stock, at the election of the director.

   In addition, the current nonemployee directors' retirement plan will terminate effective July 1, 1997. Previously retired directors will continue to receive their remaining benefits under the plan. Benefits earned and accrued with respect to current directors will be frozen, vested (to the extent not previously vested) and converted to present value (as determined by an independent actuarial consulting firm) based on a 7% discount rate and certain other assumptions. The amount so determined will be deferred in cash or in Common Stock (as described below), at the election of the director, and will be paid following the director's termination from service.

   Under both the current and new compensation programs, a nonemployee director may defer payment of all or part of the fees received for attending Board and committee meetings and/or the cash retainers (or cash portions of the retainers) referred to above. The deferred cash (plus an interest equivalent) will be payable to the director or his or her heirs or beneficiaries in a lump sum or in quarterly installments over two to 20 years following a date specified by the director (but in no event earlier than the director's termination from service). The interest equivalent on deferred cash is computed at the higher of (1) the prime rate plus two percentage points or (2) 120% of the prime rate, in either case compounded semiannually. This program provides for the payment of additional survivors' benefits in certain circumstances. Following the effective date of the new compensation program, the Common Stock portion of the annual retainer may be deferred and held, and the balance of the annual retainer or other retainers and/or fees a director elects to receive in the form of Common Stock will be deferred and held, in a trust established by the Company. Dividends paid on the Common Stock held in such trust will be reinvested in Common Stock, and directors will have the right to direct the voting of the Common Stock held in such trust; however, such Common Stock will not be delivered to a director until his or her termination from service (or a subsequent date specified by the director).

   Nonemployee directors are reimbursed for expenses they incur in attending Board and committee meetings, and the Company maintains business travel accident insurance coverage for them. In addition, nonemployee directors receive a fee of $1,000 per day for work performed at the Company's request.

   The Company has a consulting agreement with Kamsky Associates Inc. (of which Ms. Kamsky is chairman and co-chief executive officer) relating to the Company's interests in The People's Republic of China. The agreement expires on May 31, 1997 (and is not being renewed) and provides for monthly fees of $25,000, plus additional payments based on the extent to which the Company establishes certain business relationships in The People's Republic of China. In 1996, the Company paid fees totaling $300,000 under this agreement. NMC has had a consulting agreement with another company of which Ms. Kamsky is a principal relating to business opportunities in nine other countries in the Asia Pacific region. The agreement expires on May 31, 1997 and provides for monthly fees of $10,000, plus additional payments based on the extent to which NMC establishes certain business relationships in the relevant countries. From January 1996 through September 1996 (when NMC separated from the Company), NMC paid Ms. Kamsky's company consulting fees totaling $108,000 under its agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the agreements referred to above, which have been filed with the SEC as exhibits to the Company's Annual Reports on Form 10-K for the years ended December 31, 1992 and 1994 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

    Compensation Committee Interlocks and Insider Participation. Prior to May 10, 1996, the Compensation Committee consisted of Messrs. Eckmann, Holmes and Phipps, as well as Edward W. Duffy (who retired from the Board on that date) and Peter S. Lynch (who resigned from the Board on that date). In addition, Thomas
L. Gossage, then chairman and chief executive officer of Hercules, Incorporated ("Hercules"), was a member of the Compensation Committee until his resignation from the Board in March 1996. On May 10, 1996, the Compensation Committee was reconstituted to consist of Messrs. Eckmann, Holmes, Phipps and Vanderslice; Mr. Akers joined the Compensation Committee in January 1997 and Mr. Murphy in March 1997. As noted above, Mr. Holmes served as acting president and chief executive officer of the Company for a two-month period in 1995. During 1996, the Company purchased approximately $428,000 of products from, and sold approximately $36,000 of products to, Hercules.

RELATIONSHIPS AND TRANSACTIONS WITH MANAGEMENT AND OTHERS

   The following are descriptions of certain relationships and transactions between the Company and its directors and executive officers and/or businesses with which they are affiliated. Information regarding certain consulting arrangements appears under "Compensation -- Directors' Compensation and Consulting Arrangements."

   Commercial Transactions. Mr. Costello is a director of Becton, Dickinson and Company ("Becton Dickinson") and FMC Corporation ("FMC"). During 1996, various units of the Company purchased approximately $3.3 million of materials and/or products from, and sold approximately $556,000 of materials and/or products to, units of Becton Dickinson. In addition, during 1996 various units of the Company purchased approximately $3.1 million of materials and/or products from, and sold approximately $171,000 of materials and/or products to, FMC.

   Thomas L. Gossage was a director of the Company from July 1995 to March 1996, during which time he was chairman and chief executive officer of Hercules. During 1996, the Company purchased approximately $428,000 of products from, and sold approximately $36,000 of products to, Hercules.

   The foregoing transactions were in the ordinary course of business and were on terms believed to be similar to those with unaffiliated parties.

   Under his employment agreement and the terms of his resignation (see "Employment Agreements" and "Resignations of Executive Officers" under the heading "Compensation"), Dr. Hampers was previously granted an option to purchase, for its fair market value, a Gulfstream IV aircraft owned by the Company. In August 1996, Dr. Hampers purchased the aircraft for $19 million. This price was based upon independent parties' estimates of the fair market value of the aircraft.

   Loans to Officers. The Company previously made a $350,000 interest-free loan to Mr. Lempereur in connection with his relocation to Florida. See "Employment Agreements" and "Resignations of Executive Officers" under the heading "Compensation" for additional information.

                   SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

MANAGEMENT SECURITY OWNERSHIP

   The following table sets forth the Common Stock beneficially owned at January 31, 1997 by each current director and nominee, by each of the executive officers named in the Summary Compensation Table set forth under "Election of Directors -- Compensation" (other than those who resigned in 1996 and early 1997), and by such directors and executive officers as a group. The table includes shares owned by (1) those persons and their spouses, minor children and certain relatives, (2) trusts and custodianships for their benefit and (3) trusts and other entities as to which the persons have the power to direct the voting or investment of securities (including shares as to which the persons disclaim beneficial ownership). The table also includes shares in accounts under the Savings Plan and shares covered by currently exercisable stock options; it does not reflect shares covered by unexercisable stock options. The Common Stock owned by directors and executive officers as a group (excluding option shares) at January 31, 1997 represents less than 1% of the Common Stock outstanding at March 11, 1997.

                               AMOUNT/NATURE
                                OF OWNERSHIP
                              ---------------

J. F. Akers .................       1,000
R. H. Beber .................       7,595
                                  258,338(O)
H. Brown ....................       1,000
C. Cheng ....................           0
A. J. Costello ..............      32,710*
                                  181,125(O)
H. A. Eckmann ...............       3,259
L. Ellberger ................       1,583*
                                   66,292(O)
M. A. Fox ...................         425
J. W. Frick .................       2,830
T. A. Holmes ................       3,990
J. R. Hyde ..................       8,995
                                  184,127(O)
V. A. Kamsky ................       2,500
J. J. Murphy ................           0
J. E. Phipps ................      11,490
                                   17,450(T,S)
T. A. Vanderslice ...........       1,300
Various directors, executive
 officers and others, as
 Trustees ...................       2,696 (T,S)
Directors and executive
 officers as a group ........      94,789*
                                   20,146 (T,S)
                                  864,802(O)


------------
* Excludes shares beneficially owned by certain executive officers in respect of LTIP awards earned for the 1994-1996 Performance Period (payable in March 1997), as follows: Mr. Costello -- 30,917 shares; Mr. Ellberger -- 14,406 shares; and directors and executive officers as a group -- 55,278 shares.
(O) Shares covered by stock options exercisable on or within 60 days after January 31, 1997.
(T) Shares owned by trusts and other entities as to which the person has the power to direct voting and/or investment.
(S) Shares as to which the person shares voting and/or investment power with others.

                                                                         ANNEX F

                              FINANCIAL SUPPLEMENT

                               W. R. GRACE & CO.
                      FOR THE YEAR ENDED DECEMBER 31, 1996

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation, as well as the integrity and objectivity, of the Consolidated Financial Statements and other financial information included in this report. Such financial information has been prepared in conformity with generally accepted accounting principles and accordingly includes certain amounts that represent management's best estimates and judgments.

     Management maintains internal control systems to assist it in fulfilling its responsibility for financial reporting, including selection of personnel; segregation of duties; business, accounting and reporting policies and procedures; and an internal audit function. While no system can ensure elimination of all errors and irregularities, Grace's systems, which are reviewed and modified in response to changing conditions, have been designed to provide reasonable assurance that assets are safeguarded, policies and procedures are followed and transactions are properly executed and reported. The concept of reasonable assurance is based on the recognition that there are limitations in all systems and that the cost of such systems should not exceed their benefits.

     The Audit Committee of the Board of Directors, which is comprised of directors who are neither officers nor employees of nor consultants to Grace, meets regularly with Grace's senior financial personnel, internal auditors and independent certified public accountants to review audit plans and results, as well as the actions taken by management in discharging its responsibilities for accounting, financial reporting and internal control systems. The Audit Committee reports its findings and recommends the selection of independent certified public accountants to the Board of Directors. Grace's management, internal auditors and independent certified public accountants have direct and confidential access to the Audit Committee at all times.

     The independent certified public accountants are engaged to conduct the audits of and render a report on the consolidated financial statements in accordance with generally accepted auditing standards. These standards require a review of the systems of internal controls and tests of transactions to the extent considered necessary by the independent certified public accountants for purposes of supporting their opinion as set forth in their report.

Albert J. Costello                                           Larry Ellberger
Chairman, President and                                      Senior Vice President and
Chief Executive Officer                                      Chief Financial Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Price Waterhouse LLP                   February 3, 1997
One East Broward Boulevard
Ft. Lauderdale, FL 33301

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF W. R. GRACE & CO.

In our opinion, the consolidated financial statements appearing on pages F-3 through F-23 of this report present fairly, in all material respects, the financial position of W. R. Grace & Co. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
W. R. Grace & Co. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

       DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS            1996        1995        1994
----------------------------------------------------------------------------------------------
Sales and revenues..........................................  $3,454.1    $3,552.6    $3,128.5
Other income................................................      38.9        41.2        42.0
                                                              --------    --------    --------
     TOTAL..................................................   3,493.0     3,593.8     3,170.5
                                                              --------    --------    --------
Cost of goods sold and operating expenses...................   2,071.0     2,151.2     1,832.6
Selling, general and administrative expenses................     713.3       913.7       785.9
Depreciation and amortization...............................     184.4       186.1       164.6
Interest expense and related financing costs................      71.6        71.3        49.5
Research and development expenses...........................      93.9       111.6        99.6
Restructuring costs and asset impairments...................     107.5       169.0          --
Provision relating to asbestos-related liabilities and
  insurance coverage........................................     229.1       275.0       316.0
Gain on sales of businesses.................................    (326.4)         --          --
                                                              --------    --------    --------
     TOTAL..................................................   3,144.4     3,877.9     3,248.2
                                                              --------    --------    --------
Income/(loss) from continuing operations before income
  taxes.....................................................     348.6      (284.1)      (77.7)
Provision for/(benefit from) income taxes...................     134.8      (104.5)      (42.6)
                                                              --------    --------    --------
     INCOME/(LOSS) FROM CONTINUING OPERATIONS...............     213.8      (179.6)      (35.1)
Income/(loss) from discontinued operations..................   2,643.9      (146.3)      118.4
                                                              --------    --------    --------
     NET INCOME/(LOSS)......................................  $2,857.7    $ (325.9)   $   83.3
                                                              ========    ========    ========
Earnings/(loss) per share:
     Continuing operations..................................  $   2.32    $  (1.87)   $   (.38)
     Net earnings/(loss)....................................  $  31.06    $  (3.40)   $    .88

--------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements, pages F-7 to F-23, are integral parts of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

-------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                             1996          1995         1994
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income/(loss) from continuing operations before income
  taxes.....................................................  $   348.6      $(284.1)     $ (77.7)
Reconciliation to cash provided by operating activities:
     Depreciation and amortization..........................      184.4        186.1        164.6
     Provision relating to asbestos-related liabilities and
      insurance coverage....................................      229.1        275.0        316.0
     Provision relating to restructuring costs and asset
      impairments...........................................      107.5        169.0           --
     Gain on sales of businesses............................     (326.4)          --           --
     Changes in assets and liabilities, excluding effect of
      businesses acquired/divested and foreign currency
      exchange:
       Increase in notes and accounts receivable, net.......     (126.4)       (44.7)      (159.5)
       Decrease/(increase) in inventories...................       51.9        (62.1)       (43.4)
       Proceeds from asbestos-related insurance
        settlements.........................................      184.5        257.3        138.6
       Payments made for asbestos-related litigation
        settlements, judgments and defense costs............     (186.6)      (160.3)      (198.6)
       (Decrease)/increase in accounts payable..............      (36.4)       (48.3)        10.3
       Other................................................      (74.6)       (40.6)        74.5
                                                              ---------      -------      -------
     NET PRETAX CASH PROVIDED BY OPERATING ACTIVITIES OF
      CONTINUING OPERATIONS.................................      355.6        247.3        224.8
Net pretax cash provided by operating activities of
  discontinued operations...................................       38.5         96.6        314.7
                                                              ---------      -------      -------
     NET PRETAX CASH PROVIDED BY OPERATING ACTIVITIES.......      394.1        343.9        539.5
Income taxes paid...........................................     (170.8)      (236.9)       (86.0)
                                                              ---------      -------      -------
     NET CASH PROVIDED BY OPERATING ACTIVITIES..............      223.3        107.0        453.5
                                                              ---------      -------      -------
INVESTING ACTIVITIES (1)
Capital expenditures........................................     (456.6)      (537.6)      (444.6)
Businesses acquired in purchase transactions, net of cash
  acquired and debt assumed.................................      (32.1)       (37.4)      (276.9)
Net investing activities of discontinued operations.........     (192.9)      (295.2)       (32.9)
Net proceeds from divestments...............................    2,720.3         56.7        583.9
Proceeds from disposals of assets...........................       36.6         17.9         34.0
Other.......................................................       (2.4)        (6.0)        34.9
                                                              ---------      -------      -------
     NET CASH PROVIDED BY/(USED FOR) INVESTING ACTIVITIES...    2,072.9       (801.6)      (101.6)
                                                              ---------      -------      -------
FINANCING ACTIVITIES (1)
Dividends paid..............................................      (46.0)      (112.6)      (132.0)
Repayments of borrowings having original maturities in
  excess of three months....................................     (196.1)       (68.1)      (141.2)
Increase in borrowings having original maturities in excess
  of three months...........................................         .6        148.5        535.1
Net (repayments of)/increase in borrowings having original
  maturities of three months or less........................     (344.3)       414.9       (605.8)
Stock options exercised.....................................       70.7        164.1         21.1
Net financing activities of discontinued operations.........     (136.7)       120.8           .2
Purchase of treasury stock..................................   (1,319.3)       (12.1)          --
Repurchase of limited partnership interest..................     (297.0)          --           --
Other.......................................................         .3           .2          (.2)
                                                              ---------      -------      -------
     NET CASH (USED FOR)/PROVIDED BY FINANCING ACTIVITIES...   (2,267.8)       655.7       (322.8)
                                                              ---------      -------      -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (.7)         1.2          1.6
                                                              ---------      -------      -------
Increase/(decrease) in cash and cash equivalents............       27.7        (37.7)        30.7
                                                              ---------      -------      -------
     CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...........       40.6         78.3         47.6
                                                              ---------      -------      -------
     CASH AND CASH EQUIVALENTS, END OF YEAR.................  $    68.3      $  40.6      $  78.3
                                                              =========      =======      =======

-------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements, pages F-7 to F-23, are integral parts of these statements.

(1) See Notes 1 and 6 for supplemental information relating to noncash investing and financing activities.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

           Dollars in miDECEMBERe31,pt par value                      1996        1995
----------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents...................................        $   68.3    $   40.6
Notes and accounts receivable, net..........................           831.4       596.8
Inventories.................................................           376.1       491.9
Net assets of discontinued operations.......................           297.4       323.7
Deferred income taxes.......................................           183.9       206.1
Other current assets........................................            17.8        22.2
                                                                    --------    --------
     TOTAL CURRENT ASSETS...................................         1,774.9     1,681.3

Properties and equipment, net...............................         1,871.3     1,736.1
Goodwill, less accumulated amortization of $18.6
  (1995 - $20.6)............................................            40.6       111.8
Net assets of discontinued operations - health care.........              --     1,435.3
Asbestos-related insurance receivable.......................           296.3       321.2
Deferred income taxes.......................................           309.2       386.6
Other assets................................................           653.5       688.3
                                                                    --------    --------
     TOTAL ASSETS...........................................        $4,945.8    $6,360.6
                                                                    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt.............................................        $  315.2    $  638.3
Accounts payable............................................           274.7       339.2
Income taxes................................................           123.3       103.3
Other current liabilities...................................           773.9       836.4
Minority interest...........................................              --       297.0
                                                                    --------    --------
     TOTAL CURRENT LIABILITIES..............................         1,487.1     2,214.2

Long-term debt..............................................         1,073.0     1,295.5
Other liabilities...........................................           850.7       852.0
Deferred income taxes.......................................            43.5        44.8
Noncurrent liability for asbestos-related litigation........           859.1       722.3
                                                                    --------    --------
     TOTAL LIABILITIES......................................         4,313.4     5,128.8
                                                                    --------    --------

COMMITMENTS AND CONTINGENCIES (Notes 2, 6, 9 and 11)

SHAREHOLDERS' EQUITY
Preferred stock, par value $.01 and $100, respectively......              --         7.4
Common stock, par value $.01 and $1, respectively;
  300,000,000 shares authorized; outstanding at December 31:
  1996 - 78,493,000; 1995 - 97,375,000......................              .8        97.4
Paid in capital.............................................           524.1       459.8
Retained earnings...........................................           172.6       709.0
Cumulative translation adjustments..........................           (64.6)      (39.4)
Treasury stock, at cost; December 31: 1996 - 10,000;
  1995 - 53,000 common shares...............................             (.5)       (2.4)
                                                                    --------    --------
     TOTAL SHAREHOLDERS' EQUITY.............................           632.4     1,231.8
                                                                    --------    --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............        $4,945.8    $6,360.6
                                                                    ========    ========

--------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements, pages F-7 to F-23, are integral parts of these statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                               1996         1995        1994
-------------------------------------------------------------------------------------------------
PREFERRED STOCKS
Balance, beginning of year..................................    $     7.4    $    7.4    $    7.4
Retirement of preferred stocks..............................         (7.4)         --          --
                                                                ---------    --------    --------
     BALANCE, END OF YEAR...................................           --         7.4         7.4
                                                                ---------    --------    --------

COMMON STOCK
Balance, beginning of year..................................         97.4        94.1        93.5
Shares issued under stock incentive plans...................          1.4         3.3          .6
Retirement of treasury stock................................         (9.9)         --          --
Change in par value of common stock.........................        (88.1)         --          --
                                                                ---------    --------    --------
     BALANCE, END OF YEAR...................................           .8        97.4        94.1
                                                                ---------    --------    --------

PAID IN CAPITAL
Balance, beginning of year..................................        459.8       308.8       287.8
Shares issued under stock incentive plans...................         98.5       151.1        20.5
Retirement of treasury stock................................       (122.3)         --          --
Change in par value of common stock.........................         88.1          --          --
Other.......................................................           --         (.1)         .5
                                                                ---------    --------    --------
     BALANCE, END OF YEAR...................................        524.1       459.8       308.8
                                                                ---------    --------    --------

RETAINED EARNINGS
Balance, beginning of year..................................        709.0     1,147.5     1,196.2
Net income/(loss)...........................................      2,857.7      (325.9)       83.3
Dividends paid..............................................        (46.0)     (112.6)     (132.0)
Dividend of common equity interest in health care
  business..................................................     (2,172.3)         --          --
Retirement of preferred stock...............................          7.4          --          --
Retirement of treasury stock................................     (1,183.2)         --          --
                                                                ---------    --------    --------
     BALANCE, END OF YEAR...................................        172.6       709.0     1,147.5
                                                                ---------    --------    --------

CUMULATIVE TRANSLATION ADJUSTMENTS
Balance, beginning of year..................................        (39.4)      (53.3)      (67.3)
Translation adjustments.....................................        (25.2)       13.9        14.0
                                                                ---------    --------    --------
     BALANCE, END OF YEAR...................................        (64.6)      (39.4)      (53.3)
                                                                ---------    --------    --------

TREASURY STOCK
Balance, beginning of year..................................         (2.4)         --          --
Purchase of common stock....................................     (1,319.3)      (12.1)         --
Shares issued under stock incentive plans...................          5.8         9.7          --
Retirement of treasury stock................................      1,315.4          --          --
                                                                ---------    --------    --------
     BALANCE, END OF YEAR...................................          (.5)       (2.4)         --
                                                                ---------    --------    --------

     TOTAL SHAREHOLDERS' EQUITY.............................    $   632.4    $1,231.8    $1,504.5
                                                                =========    ========    ========

--------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements, pages F-7 to F-23, are integral parts of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Dollars in millions, except per share amounts
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL REPORTING POLICIES
--------------------------------------------------------------------------------

W. R. Grace & Co., through its subsidiaries, is primarily engaged in the packaging and specialty chemicals businesses on a worldwide basis. As used in these notes, the term "Company" refers to Grace New York (as defined below) through September 27, 1996, and thereafter to W. R. Grace & Co., a Delaware corporation. The term "Grace" refers to the Company and/or one or more of its subsidiaries.

REORGANIZATION On September 28, 1996, W. R. Grace & Co., a New York corporation subsequently renamed Fresenius National Medical Care Holdings, Inc. (Grace New
York), distributed all of the Company's outstanding common stock (which has a par value of $.01 per share) to the holders of Grace New York common stock (which had a par value of $1.00 per share) on a one-for-one basis. As a result of the distribution, Grace New York's principal remaining asset was the outstanding capital stock of National Medical Care, Inc. (NMC), a health care company that was classified as a discontinued operation in the second quarter of 1995. On September 29, 1996, a wholly owned subsidiary of Fresenius Medical Care AG (FMC), a German corporation, merged with and into Grace New York, resulting in the combination of NMC with the worldwide dialysis business of Fresenius AG (Fresenius), a German health care corporation and the principal shareholder of FMC.

     The Grace New York preferred stock issued and outstanding at the time of the above distribution remained outstanding shares of Grace New York, and the treasury shares held by Grace New York at the time of the distribution were retained by Grace New York. Accordingly, the distribution was treated as a retirement of preferred stocks and a retirement of treasury stock within the Consolidated Statement of Shareholders' Equity for the year ended December 31, 1996.

     For further information, see the Grace New York Joint Proxy
Statement-Prospectus dated August 2, 1996 (Joint Proxy Statement-Prospectus), the Company's Prospectus dated August 2, 1996 (Prospectus), and Notes 6 and 13.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Grace and majority-owned companies. Intercompany transactions and balances are eliminated in consolidation. Investments in affiliated companies (20%-50% owned) are accounted for under the equity method.

RECLASSIFICATIONS Certain amounts in prior years' consolidated financial statements and related notes have been reclassified to conform to the current year's presentation and as required with respect to discontinued operations.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities (including contingent assets and liabilities) at the date of the consolidated financial statements and the reported revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

CASH EQUIVALENTS Cash equivalents consist of highly liquid instruments with maturities of three months or less when purchased. The recorded amounts approximate fair value because of the short maturities of these investments.

INVENTORIES Inventories are stated at the lower of cost or market. The methods used to determine cost include first-in/first-out and, for substantially all U.S. chemical inventories, last-in/first-out. Market values for raw materials are based on current cost and, for other inventory classifications, net realizable value.

PROPERTIES AND EQUIPMENT Properties and equipment are stated at the lower of cost or fair value. Depreciation of properties and equipment is generally computed using the straight-line method over the estimated useful life of the asset. Interest is capitalized in connection with major project expenditures and amortized, generally on a straight-line basis, over the estimated useful life of the asset. Fully depreciated assets are retained in properties and equipment and related accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less any proceeds from disposal, is charged or credited to income.

GOODWILL Goodwill arises from certain purchase transactions and is amortized using the straight-line method over appropriate periods not exceeding 40 years.

RESEARCH AND DEVELOPMENT COSTS Research and development costs are charged to expense as incurred.

IMPAIRMENT In 1995, Grace adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this statement, Grace reviews long-lived assets and related goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

INCOME TAXES Grace uses an asset and liability approach for the accounting and financial reporting of income taxes.

FOREIGN CURRENCY TRANSLATION Foreign currency transactions and financial statements (except for those relating to countries with highly inflationary economies) are translated into U.S. dollars at current exchange rates, except that revenues, costs and expenses are translated at average exchange rates during each reporting period. The financial statements of subsidiaries located in countries with highly inflationary economies are remeasured as if the functional currency was the U.S. dollar. The remeasurement creates translation adjustments that are reflected in net income.

FINANCIAL INSTRUMENTS Grace enters into interest rate swap agreements and foreign exchange forward and option contracts to manage exposure to fluctuations in interest and foreign currency exchange rates. Grace does not hold or issue derivative financial instruments for trading purposes.

     The cash differentials paid or received under interest rate swap agreements are accrued and recognized as adjustments to interest expense. The related amounts payable to or receivable from the counterparties are included in other current liabilities or notes and accounts receivable, net. Cash flows related to interest rate swap agreements are classified within operating activities in the Consolidated Statement of Cash Flows, consistent with the interest payments on the underlying debt. The fair values of interest rate swap agreements are not recognized in the Consolidated Financial Statements, as these agreements modify the interest rate basis (i.e., whether fixed or floating rate) of debt instruments of similar face amounts and tenor.

     Gains or losses resulting from the settlement prior to maturity of interest rate swap agreements are either deferred (recorded as other liabilities or other assets) and amortized to interest expense and related financing costs over a period relevant to the agreement (if the underlying debt remains outstanding) or recognized immediately (if the underlying debt has been repaid or retired).

     Grace enters into foreign currency forward and option contracts to hedge transactions and firm commitments denominated in foreign currencies and, from time to time, net investments in foreign subsidiaries. Gains or losses on hedges of transactional exposures are recorded as adjustments to gains or losses on the underlying transactions. Gains or losses on hedges of foreign currency-denominated firm commitments are deferred and recorded as part of the basis in the transaction in the period in which the transaction is consummated. Gains and losses on forward contracts that hedge net investments in foreign subsidiaries are recorded in the cumulative translation adjustments account in shareholders' equity. Cash flows related to foreign currency forward and option contracts are classified within operating activities in the Consolidated Statement of Cash Flows.

OTHER INCOME Other income consists of interest income, equity in earnings of affiliated companies, gains on sales of investments and other items.

EARNINGS PER SHARE Earnings per share are computed on the basis of the weighted average number of common shares outstanding.
--------------------------------------------------------------------------------

2.   ASBESTOS AND RELATED INSURANCE LITIGATION
--------------------------------------------------------------------------------

Grace is a defendant in property damage and personal injury lawsuits relating to previously sold asbestos-containing products and anticipates that it will be named as a defendant in additional asbestos-related lawsuits in the future. Grace was a defendant in approximately 41,500 asbestos-related lawsuits at December 31, 1996 (31 involving claims for property damage and the remainder involving approximately 91,500 claims for personal injury), as compared to approximately 40,800 lawsuits at December 31, 1995 (47 involving claims for property damage and the remainder involving approximately 92,400 claims for personal injury).

PROPERTY DAMAGE LITIGATION

The plaintiffs in property damage lawsuits generally seek to have the defendants absorb the cost of removing, containing or repairing the asbestos-containing materials in the affected buildings. Each property damage case is unique in that the age, type, size and use of the building, and the difficulty of asbestos abatement, if necessary, vary from structure to structure. Thus, the amounts involved in prior dispositions of property damage cases are not necessarily indicative of the amounts that may be required to dispose of cases in the future. Information regarding product identification, the amount of product in the building, the age, type, size and use of the building, the jurisdictional history of prior cases and the court in which the case is pending provide meaningful guidance as to the range of potential costs. Some of this information is not yet available in the property damage cases currently pending against Grace. Accordingly, it is not possible to estimate with precision the costs of defending against and disposing of these cases. In accordance with SFAS No. 5, Grace has recorded an accrual for all existing property damage cases for which sufficient information is available to form a range of estimated exposure. At December 31, 1996 and 1995, estimates were not accrued for one and four cases, respectively, due to insufficient information. Grace believes that the number of property damage cases to be filed in the future and the costs associated with these filings are not estimable.

     Through December 31, 1996, 135 asbestos property damage cases were dismissed without payment of any damages or settlement amounts; judgments were entered in favor of Grace in nine cases (excluding cases settled following appeals of judgments in favor of Grace); judgments were entered in favor of the plaintiffs in seven cases for a total of $60.3 (none of which is on appeal); and 186 property damage cases were settled for a total of $450.5. Property damage case activity for 1996 and 1995 is as follows:

--------------------------------------------------------------------------
DECEMBER 31,                                                  1995    1996
--------------------------------------------------------------------------
Cases outstanding, beginning of year........................   47      65
New cases filed.............................................    1       5
Settlements.................................................   (9)    (18)
Dismissals..................................................   (5)     (4)
Judgments, net..............................................   (3)     (1)
                                                               --     ---
    Cases outstanding, end of year..........................   31      47
                                                               ==     ===
--------------------------------------------------------------------------

PERSONAL INJURY LITIGATION
Personal injury claims are generally similar to each other (differing primarily in the type of asbestos-related illness allegedly suffered by the plaintiff). However, Grace's estimated liability for such claims is influenced by numerous variables, including the solvency of other former asbestos producers, cross-claims by co-defendants, the rate at which new claims are filed, the jurisdiction in which the filings are made, and the defense and disposition costs associated with these claims.
     Through December 31, 1996, approximately 11,800 asbestos personal injury lawsuits involving 27,400 claims were dismissed without payment of any damages or settlement amounts (primarily on the basis that Grace products were not involved), and approximately 30,500 lawsuits involving 66,200 claims were disposed of for a total of $186.0. Personal injury claim activity for 1996 and 1995 is as follows:

-----------------------------------------------------------------------------------
DECEMBER 31,                                                       1995       1996
-----------------------------------------------------------------------------------
Claims outstanding, beginning of year.......................       92,436    67,889
New claims..................................................       30,274    34,306
Claims under amended complaints(1)..........................        8,298     2,120
Settlements.................................................      (36,630)   (9,585)
Dismissals..................................................       (2,866)   (2,288)
Judgments, net..............................................           (1)       (6)
                                                                  -------    ------
    Claims outstanding, end of year.........................       91,511    92,436
                                                                  =======    ======
-----------------------------------------------------------------------------------

(1) Of the 8,298 claims shown, approximately 1,500 were filed under amended complaints in 1996. The remaining claims relate to disputed filings that were submitted to local counsel in prior years but were not reported to Grace until 1996, when a majority of such claims was settled.

ASBESTOS-RELATED LIABILITY
Subject to the factors discussed above, Grace estimates that its probable liability is as follows with respect to the defense and disposition of asbestos property damage and personal injury cases and claims at December 31, 1996 and 1995:

------------------------------------------------------------------------------------
DECEMBER 31,                                                      1995(1)    1996(2)
------------------------------------------------------------------------------------
Current liability for asbestos-related litigation(3)........      $135.0     $100.0
Noncurrent liability for asbestos-related litigation........       859.1      722.3
                                                                  ------     ------
    Total asbestos-related liability(4).....................      $994.1     $822.3
                                                                  ======     ======
------------------------------------------------------------------------------------

(1) Reflects property damage and personal injury cases and claims pending at December 31, 1996, as well as personal injury claims expected to be filed through 2001. See discussion below.
(2) Reflects property damage and personal injury cases and claims pending at December 31, 1995, as well as personal injury claims expected to be filed through 1998. See discussion below.
(3) Included in "other current liabilities" in the Consolidated Balance Sheet.
(4) Excludes one property damage case at December 31, 1996 as to which the liability is not yet estimable because Grace has not yet been able to obtain sufficient information through discovery proceedings.

Prior to 1995, Grace recorded noncash charges to reflect its estimate of the costs of defending against and disposing of the asbestos property damage and personal injury cases and claims then pending. In the fourth quarter of 1995, Grace determined that it had adequate experience to reasonably estimate the costs of defending against and disposing of asbestos personal injury claims to be filed during the three-year period 1996-1998 and recorded a noncash charge of $260.0 ($169.0 after-tax), primarily to reflect such anticipated filings. Based on certain developments during 1996, Grace determined in the 1996 fourth quarter that it had adequate experience to reasonably estimate the costs of defending against and disposing of asbestos personal injury claims to be filed during the five-year period 1997-2001 and recorded a noncash charge of $348.4 ($226.4 after-tax), primarily to reflect such anticipated filings. The 1996 provision also reflects increases in the estimated costs of defending against and disposing of personal injury claims pending at year-end 1996, and the 1995 provision also reflects increases in the estimated costs of defending against and disposing of certain property damage cases pending at year-end 1995 and personal injury claims filed during 1995. However, as discussed above, these estimates are not necessarily indicative of actual costs. Based on the factors discussed above, Grace does not believe that it can reasonably estimate the number and defense and disposition costs of personal injury claims that may be brought against Grace after 2001. The accruals recorded for future cases and claims are not discounted to their present values; further, the actual cash payments related to future cases and claims are expected to continue beyond 2001.

ASBESTOS-RELATED INSURANCE RECEIVABLE
Grace previously purchased insurance policies with respect to its asbestos-related lawsuits and claims. The following tables display the activity in Grace's notes receivable and asbestos-related insurance receivable accounts during 1996 and 1995:
--------------------------------------------------------------------------------

                                                               1996      1995
------------------------------------------------------------------------------
NOTES RECEIVABLE
Notes receivable from insurance carriers, beginning of year,
  net of discount of $11.6 in 1996 (1995 - $15.0)...........  $118.4    $187.0
Proceeds from asbestos-related insurance settlements........   (93.3)   (127.0)
Current year asbestos-related insurance settlements.........    19.2      55.0
Current year amortization, net..............................     4.2       3.4
                                                              ------    ------
  Notes receivable from insurance carriers at year-end, net
     of discount of $7.4 (1995 - $11.6)(1)..................  $ 48.5    $118.4
                                                              ======    ======
INSURANCE RECEIVABLE
Asbestos-related insurance receivable, beginning of year....  $321.2    $512.6
Proceeds from asbestos-related insurance settlements........   (91.2)   (130.3)
Adjustments to asbestos-related insurance receivable(2).....   119.3     (15.0)
Transfers from asbestos-related insurance receivable to
  notes receivable from insurance carriers..................   (19.2)    (55.0)
Other.......................................................     1.2       8.9
                                                              ------    ------
     Asbestos-related insurance receivable, end of
      year(1)...............................................  $331.3    $321.2
                                                              ------    ------
     Total amounts due from insurance carriers..............  $379.8    $439.6
                                                              ======    ======

------------------------------------------------------------------------------

(1) See Note 7 for classification between current portion (classified in "notes and accounts receivable, net") and noncurrent portion (classified in "other assets") in the Consolidated Balance Sheet.
(2) Reflects noncash adjustments to receivable in conjunction with increases in asbestos-related liability and lower than estimated proceeds from settlements with insurance carriers caused by reduced coverage available for certain years. See discussion below.

Notes receivable from insurance carriers represent amounts due from insurance carriers in reimbursement for amounts previously paid by Grace in defending and disposing of asbestos cases and claims; payments under these notes will be received through 2001. These notes do not bear stated interest rates and, therefore, have been discounted using a weighted average interest rate of 6.7% (which Grace estimates as its borrowing rate for the terms of the notes). Installments due in 1997 are classified as "current" in the Consolidated Balance Sheet.
     The asbestos-related insurance receivable at December 31, 1996 predominantly represents amounts expected to be received from carriers under settlement agreements in reimbursement for defense and disposition costs to be paid by Grace in the future in connection with property damage and personal injury cases and claims pending at year-end 1996 and personal injury claims expected to be filed through 2001 (through 1998 as of December 31, 1995).
     In the fourth quarter of 1996, Grace recorded a noncash pretax benefit of $119.3 ($77.5 after-tax), primarily representing the additional insurance proceeds Grace expects to receive in reimbursement for the cash outflows associated with personal injury claims expected to be filed against Grace through 2001.
     As a result of fourth quarter 1995 insurance settlements and a reassessment of its insurance receivable, Grace recorded a noncash net pretax charge of $15.0 ($9.7 after-tax) during the fourth quarter of 1995. This charge reflected a reduction in the receivable, primarily due to lower than estimated proceeds from settlements with insurance carriers (caused by the reduced coverage available for certain years) and a discount on notes receivable received in connection with prior settlements, partially offset by an increase in expected future reimbursements of costs to defend against and dispose of property damage cases pending at year-end 1995 and personal injury claims to be filed through 1998.
     Certain of Grace's insurance carriers have become insolvent. From time to time, Grace has been successful in collecting funds from insolvent carriers. However, since recovery from these carriers is not probable, Grace has not accrued a related receivable.

INSURANCE LITIGATION
Grace has settled with and been paid by its primary insurance carriers with respect to both property damage and personal injury cases and claims. With one minor exception, Grace has also settled with its excess insurance carriers that wrote policies available for property damage cases; those settlements involve amounts paid and to be paid to Grace. In addition, Grace has settled with many excess insurance carriers that wrote policies available for personal injury claims. Grace is currently in litigation with certain remaining excess insurance carriers whose policies generally represent layers of coverage Grace has not yet reached and, therefore, are not reflected in the asbestos-related insurance receivable referred to above. Such policies are believed by Grace to be available for asbestos-related personal injury lawsuits. Insurance coverage for asbestos-related liabilities has not been commercially available since 1985.

     In September 1993 the U.S. Court of Appeals for the Second Circuit ruled that, under New York law (which governs a significant portion of the policies that provide Grace's asbestos-related insurance coverage), coverage for asbestos property damage cases is triggered based on the date of installation of asbestos-containing materials. This decision was initially reversed in the fourth quarter of 1993 but subsequently confirmed in the second quarter of 1994. As a result of this decision (which had the effect of reducing the amount of insurance coverage available to Grace with respect to asbestos lawsuits) Grace recorded a noncash pretax charge of $316.0 ($200.0 after-tax) in the second quarter of 1994.

     Grace's ultimate exposure with respect to its asbestos-related cases and claims will depend on the extent to which its insurance will cover damages for which it may be held liable, amounts paid in settlement and litigation costs. In Grace's opinion, it is probable that recoveries from its insurance carriers (including amounts reflected in the receivable discussed above), along with other funds, will be available to satisfy the property damage and personal injury cases and claims pending at December 31, 1996, as well as personal injury claims expected to be filed in the foreseeable future. Consequently, Grace believes that the resolution of its asbestos-related litigation will not have a material adverse effect on its consolidated financial position.
--------------------------------------------------------------------------------

3.   ACQUISITIONS AND DIVESTMENTS
--------------------------------------------------------------------------------

ACQUISITIONS

During 1996, Grace acquired a manufacturer of flexible packaging, a producer of can coatings and closure sealants for the rigid container industry, and kidney dialysis centers purchased by NMC prior to disposition, for a total of $122.1 in cash. In 1995, Grace made acquisitions totaling $260.8, all of which involved cash purchases of kidney dialysis centers and medical imaging facilities by NMC. Acquisitions in the first quarter of 1995, prior to the classification of NMC as a discontinued operation (see Note 6), totaled $41.1. Acquisitions by NMC after the first quarter of 1995 are presented as an investing activity and are included in net investing activities of discontinued operations in the Consolidated Statement of Cash Flows for 1996 and 1995.

     In 1994, Grace made acquisitions totaling $351.7, primarily in health care. These include the purchases of Home Nutritional Services, Inc. for $131.8 in cash and kidney dialysis centers and other health care businesses for an aggregate of $145.3 in cash. 1994 acquisitions also included construction chemicals businesses and a European flexible packaging business.

DIVESTMENTS

During 1996, Grace completed divestments for gross proceeds totaling $5,394.0 (inclusive of debt assumed by buyers). In addition to the disposition of NMC (see Notes 1 and 6), Grace sold its water treatment and process chemicals business to Betz Laboratories, Inc. for cash proceeds of $636.4 (subject to adjustment), the final $100.0 of which was paid in January 1997, plus the assumption of certain liabilities. Sales and revenues of the water treatment and process chemicals business for the six months ended June 30, 1996 and for the years ended December 31, 1995 and 1994 were $201.2, $398.5 and $363.4, respectively; its financial position and results of operations were not significant for those periods. The divestment of this business and Grace's biopesticides business resulted in a pretax gain of $326.4, and an after-tax gain of $210.1 ($2.28 per common share), in continuing operations. In 1996 Grace also divested its worldwide separations science business (Amicon) and the transgenic plant business of its Agracetus subsidiary. These businesses had previously been classified as discontinued operations.

     In 1995, Grace realized gross proceeds of $58.8 (inclusive of debt assumed by the buyers) from divestments, including payments received in connection with divestments completed in prior years. The operations divested consisted of three small units of Grace's construction products business, the composite materials business, Grace's transportation services business and various investments.

     In 1994, Grace realized gross proceeds of $646.2 (inclusive of debt assumed by the buyers) from divestments, including payments received in connection with divestments completed in prior years. Substantially all of the businesses divested during 1994 had previously been classified as discontinued operations. Divestment proceeds in 1994 included $42.8 received for Grace's remaining interest in The Restaurant Enterprises Group, Inc. (REG).

     See Note 6 for a discussion of divestment activity related to discontinued operations.
--------------------------------------------------------------------------------

4.   RESTRUCTURING COSTS AND ASSET IMPAIRMENTS
--------------------------------------------------------------------------------

RESTRUCTURING COSTS

Grace recorded restructuring charges of $75.4 in 1996 and $129.8 in 1995 ($49.0 and $85.1 after-tax, respectively). Grace began implementing a worldwide program in 1995 to streamline processes and reduce general and administrative expenses, factory administration costs and noncore corporate research and development expenses. Under this program, Grace has implemented, and expects to further implement, additional cost reductions and efficiency improvements, as it further evaluates and reengineers its operations. In connection with these actions, Grace recorded pretax charges of $53.7 and $21.7 in the second and fourth quarters of 1996, respectively. These charges primarily relate to headcount reductions, the restructuring of Grace's European packaging operations (in areas such as working capital management, manufacturing and sales) and the further restructuring of Grace's corporate research activities, certain of which are now conducted at product line facilities.

     The components of the 1996 and 1995 restructuring charges, spending and other activity during 1995 and 1996, and the remaining reserve balances at December 31, 1996, were as follows:
--------------------------------------------------------------------------------

                                                  Employee
                                                 Termination    Plant/Office       Asset       Other
                                                  Benefits        Closures      Write-downs    Costs     Total
                                                 -----------    ------------    -----------    -----     -----
Restructuring provisions recorded in 1995......    $ 74.3          $13.4          $ 18.6       $ 23.5    $129.8
Cash payments during 1995......................     (13.0)          (3.5)             --         (3.1)    (19.6)
Noncash activity...............................        --             --            (4.3)        (1.5)     (5.8)
                                                   ------          -----          ------       ------    ------
     Restructuring reserve at December 31,
       1995....................................    $ 61.3          $ 9.9          $ 14.3       $ 18.9    $104.4
Restructuring provisions recorded in 1996......      69.3            6.1              --           --      75.4
Cash payments during 1996......................     (57.8)           (.6)             --        (16.0)    (74.4)
Noncash activity...............................        --             --           (14.3)          --     (14.3)
                                                   ------          -----          ------       ------    ------
     Restructuring reserve at December 31,
       1996....................................    $ 72.8          $15.4          $   --       $  2.9    $ 91.1
                                                   ======          =====          ======       ======    ======

--------------------------------------------------------------------------------

Employee termination benefits primarily represent severance pay and other benefits (including benefits under long-term incentive programs paid over time) associated with the elimination of approximately 1,300 positions worldwide, with more than 60% of the eliminated positions coming from worldwide corporate staff functions and the restructuring of Grace's worldwide packaging operations. Through December 31, 1996, approximately 800 positions had been eliminated worldwide.

ASSET IMPAIRMENTS

During 1996 and 1995, Grace determined that, due to various events and changes in circumstances (including the worldwide restructuring programs described above), certain long-lived assets and related goodwill were impaired. As a result, in the fourth quarters of 1996 and 1995, Grace recorded noncash pretax charges of $32.1 and $39.2, respectively ($20.9 and $26.6 after-tax, respectively), the majority of which related to assets that will continue to be held and used in Grace's packaging and specialty chemicals businesses. The components of the 1996 and 1995 charges were (a) goodwill and other intangibles of $11.1 and $4.7, respectively; (b) properties and equipment of $9.0 and $20.0, respectively; (c) long-term investments of $6.7 and $8.6, respectively; and (d) other assets of $5.3 and $5.9, respectively. Grace determined the amounts of the charges based on various valuation techniques, including discounted cash flow, replacement cost and net realizable value for assets to be disposed of, as prescribed by SFAS No. 121.
--------------------------------------------------------------------------------
5.   INCOME TAXES
--------------------------------------------------------------------------------

Grace applies SFAS No. 109, "Accounting for Income Taxes," which specifies an asset and liability approach requiring the recognition of deferred tax assets and liabilities with respect to the expected future tax consequences of events that have been recorded in the Consolidated Financial Statements and tax returns. If it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is provided against such deferred tax assets.

     The components of income/(loss) from continuing operations before income taxes and the related provision for/(benefit from) income taxes are as follows:
--------------------------------------------------------------------------------

                   CONTINUING OPERATIONS                       1996      1995       1994
------------------------------------------------------------------------------------------
Income/(loss) from continuing operations before income
  taxes:
     Domestic...............................................  $101.5    $(401.1)   $(174.4)
     Foreign................................................   247.1      117.0       96.7
                                                              ------    -------    -------
                                                              $348.6    $(284.1)   $ (77.7)
                                                              ======    =======    =======
Provision for/(benefit from) income taxes:
     Federal - current......................................  $  7.6    $  37.8    $ (77.2)
     Federal - deferred.....................................    35.1     (154.3)      (7.2)
     State and local - current..............................     1.4        1.5        2.3
     Foreign - current......................................    54.3       61.4       44.6
     Foreign - deferred.....................................    36.4      (50.9)      (5.1)
                                                              ------    -------    -------
                                                              $134.8    $(104.5)   $ (42.6)
                                                              ======    =======    =======

--------------------------------------------------------------------------------

The components of income/(loss) from consolidated operations before income taxes and the related provision for/(benefit from) income taxes are as follows:
--------------------------------------------------------------------------------

                  CONSOLIDATED OPERATIONS                       1996       1995       1994
-------------------------------------------------------------------------------------------
Income/(loss) from consolidated operations before income
  taxes:
     Domestic...............................................  $2,847.1    $(480.5)   $ 44.3
     Foreign................................................     259.4       72.7      94.8
                                                              --------    -------    ------
                                                              $3,106.5    $(407.8)   $139.1
                                                              ========    =======    ======
Provision for/(benefit from) income taxes:
     Federal - current......................................  $   75.6    $ 105.6    $ 25.3
     Federal - deferred.....................................      57.0     (226.3)    (34.8)
     State and local - current..............................      18.9       21.7      21.8
     Foreign - current......................................      60.9       68.5      49.1
     Foreign - deferred.....................................      36.4      (51.4)     (5.6)
                                                              --------    -------    ------
                                                              $  248.8    $ (81.9)   $ 55.8
                                                              ========    =======    ======

--------------------------------------------------------------------------------
At December 31, 1996 and 1995, deferred tax assets and liabilities consisted of the following items:
--------------------------------------------------------------------------------

                  NET DEFERRED TAX ASSETS                      1996      1995
------------------------------------------------------------------------------
Provision relating to asbestos-related expenses, net........  $240.4    $219.4
Reserves not yet deductible for tax purposes................   167.8     223.6
Research and development expenses...........................   102.7     115.8
Postretirement benefits other than pensions.................    95.2      88.9
State deferred taxes........................................    70.1      70.1
Foreign net operating loss carryforwards....................    37.0      47.1
Pension and insurance reserves..............................    31.9      35.2
Tax credit carryforwards....................................    31.9      27.2
Capitalized inventory costs and inventory reserves..........    11.0      11.9
Other.......................................................    39.8      43.9
                                                              ------    ------
     Total deferred tax assets..............................   827.8     883.1
                                                              ======    ======
Depreciation and amortization...............................   154.0     112.6
Prepaid pension cost........................................    76.8     104.8
Other.......................................................    75.0      20.1
                                                              ------    ------
     Total deferred tax liabilities.........................   305.8     237.5
                                                              ======    ======
Valuation allowance for deferred tax assets.................    72.4      97.7
                                                              ------    ------
     Net deferred tax assets................................  $449.6    $547.9
                                                              ======    ======

--------------------------------------------------------------------------------
The valuation allowance shown above arises from uncertainty as to the realization of certain deferred tax assets, primarily state and local net operating loss carryforwards and net deferred tax assets. Tax planning strategies during 1996 enabled Grace to reverse the valuation allowance on tax credit carryforwards during the year. Based upon anticipated future results, Grace has concluded that it is more likely than not that the remaining balance of the net deferred tax assets, after consideration of the valuation allowance, will be realized.
     At December 31, 1996, there were $31.9 of tax credit carryforwards with expiration dates through 2001. Additionally, there were foreign net operating loss carryforwards with a tax benefit of $37.0 having various expiration dates.
     The U.S. federal corporate tax rate reconciles to the effective tax rate for continuing operations as follows:
--------------------------------------------------------------------------------

                                                              1996    1995     1994
------------------------------------------------------------------------------------
U.S. federal corporate tax rate.............................  35.0%   (35.0)%  (35.0)%
Increase/(decrease) in tax rate resulting from:
  Nontaxable income/nondeductible expenses..................  (1.6)     (.7)    (1.4)
  Basis difference on sale of investment....................    --       --    (10.5)
  U.S. state and local income taxes, net of U.S. federal
     income tax benefit.....................................    .4       .2      1.5
  U.S. and foreign taxes on foreign operations..............   4.8      9.8       .3
  General business credits..................................    --      (.5)    (9.1)
  Valuation allowance for deferred tax assets...............    --    (14.4)      --
  Other, net................................................    .1      3.8      (.6)
                                                              ----    -----    -----
Effective tax rate..........................................  38.7%   (36.8)%  (54.8)%
                                                              ====    =====    =====

--------------------------------------------------------------------------------

U.S. state and local and foreign taxes have not been provided on approximately $236.4 of undistributed earnings of certain foreign subsidiaries, as such earnings are expected to be retained indefinitely by such subsidiaries for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes of approximately $22.5 and additional U.S. federal income taxes to the extent they are not offset by foreign tax credits. It is not practicable to estimate the total tax liability that would be incurred upon such a distribution.

--------------------------------------------------------------------------------
6.   DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

HEALTH CARE

NMC

As discussed in Note 1, Grace New York completed the distribution of the Company's common stock and the combination of NMC with the worldwide dialysis business of Fresenius in September 1996. Prior to the completion of these transactions, Grace received a tax-free distribution from NMC of approximately $2,300 (consisting of cash and the assumption of debt). As part of these transactions, for each Grace New York common share outstanding at the close of trading on September 27, 1996, Grace New York shareholders received one share of a new class of Grace New York preferred stock and 1.04909 American Depositary Shares (ADS), each representing one-third of an ordinary share of FMC (which ADSs collectively represent approximately 44.8% of FMC's common equity).

     The distribution of approximately $2,300, along with the 44.8% common equity interest in FMC, valued at approximately $2,200 (based upon the number of ADSs and their initial price per share on September 30, 1996), resulted in a transaction valued at approximately $4,500. That amount, less Grace New York's investment in NMC and transaction costs, resulted in a tax-free gain to Grace of approximately $2,500, in discontinued operations. The 44.8% common equity interest in FMC is reflected as a dividend of approximately $2,200 within the Consolidated Statement of Shareholders' Equity.

     In connection with these transactions, NMC borrowed approximately $2,500 under a stand-alone credit agreement, primarily to fund the distribution to Grace. Grace guaranteed $950.0 of this borrowing, but the guarantee was released as to $800.0 in November 1996 and the balance in December 1996.

     Under the terms of the transactions, NMC will remain responsible for all liabilities, if any, resulting from the previously reported investigation by the Office of the Inspector General (OIG) of the U.S. Department of Health and Human Services and certain related matters. In July 1996, an agreement was entered into with the U.S. government under which, subject to certain conditions and limitations, (a) FMC and Grace New York guaranteed the payment of the obligations, if any, of NMC to the U.S. government in respect of the OIG investigation and another proceeding; (b) Grace guaranteed the obligations of FMC under the foregoing guarantee with respect to acts and transactions that took place prior to the consummation of the transaction (but only if such obligations become due and payable and remain uncollected for 120 days); and (c) NMC delivered a standby letter of credit in the principal amount of $150.0 in favor of the U.S. government to support its payment of such obligations.

     See Notes 7 and 20 to the consolidated financial statements included in the Prospectus, and "Business of Fresenius Medical Care -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation" and "-- OIG Agreements" in the Joint Proxy Statement-Prospectus, for additional information.

Amicon

     On December 31, 1996, Grace completed the sale of Amicon, resulting in a pretax gain of $70.4 and an after-tax gain of $40.0 ($0.44 per common share of the Company). The sale price was $125.0 (inclusive of debt assumed), subject to a post-closing working capital adjustment; $6.5 was paid at closing and the balance was paid in January 1997.

COCOA

     Grace's cocoa business was classified as a discontinued operation in 1993. During the fourth quarter of 1995, Grace revised the divestment plan for the business. The revised plan focused on the improvement of operating cash flow through the adoption of new strategies and a new global organizational structure, while better positioning the business for outright sale. As a result of this revised divestment plan, Grace recorded an additional provision of $151.3 (net of an applicable tax effect of $48.7) related to the cocoa business and other remaining discontinued operations. In December 1996, Grace announced that it had entered into a definitive agreement to sell the cocoa business to Archer-Daniels-Midland Company. As a result, in the fourth quarter of 1996, Grace reassessed its estimated loss on the divestment of the business and reversed previously recorded provisions of $31.9 (net of an applicable tax effect of $18.1), within income from discontinued operations. The divestment of the cocoa business was completed in February 1997 with Grace receiving $470.0 (inclusive of debt assumed by the buyer), subject to adjustment.

OTHER

In the fourth quarter of 1996, Grace classified its thermal and emission control systems business (TEC Systems) as a discontinued operation. In connection with classifying TEC Systems as a discontinued operation, Grace recorded a provision of $4.6 (net of an applicable tax benefit of $2.4) related to TEC Systems' anticipated net operating results through the expected date of divestment, as well as the loss anticipated on the divestment.

     In May 1996, Grace completed the sale of the transgenic plant business of its Agracetus subsidiary to the Monsanto Company for $150.0, resulting in a pretax gain of $129.0 ($79.4 after-tax, or $0.86 per common share of the Company). Additionally, in March 1996, Grace sold its microwave business for gross proceeds of $3.9.

     In February 1995, Grace sold its composite materials business for gross proceeds of $3.0. During 1994, Grace sold its battery separators business and a portion of its engineered materials and systems businesses for gross proceeds of $316.2, approximating prior estimates. Grace also sold its animal genetics and Caribbean fertilizer operations in 1994 for proceeds of $44.1. In 1994, Grace also sold substantially all of its interests in Colowyo Coal Company (Colowyo) for proceeds of $218.3, including $192.8 of proceeds from a nonrecourse financing secured by a portion of the revenues from certain long-term coal contracts. Grace retained a limited partnership interest in Colowyo, entitling it to share in the revenues from these coal contracts.

     These businesses were classified as discontinued operations in 1993 (other than TEC Systems in 1996 and Colowyo in 1992).

RESULTS OF DISCONTINUED OPERATIONS

Losses from Grace's discontinued operations (other than its discontinued health care operations and TEC Systems), subsequent to their classification as such were $11.6 in 1996, $45.2 in 1995 and $14.2 in 1994. These amounts have been charged against established reserves as adjusted in 1996 and 1995. Results of Grace's discontinued operations that have not been charged against previously established reserves are as follows:

----------------------------------------------------------------------------------------------
                                                                1996        1995        1994
----------------------------------------------------------------------------------------------
HEALTH CARE (THROUGH 1996 THIRD QUARTER)
Sales and revenues..........................................  $1,666.9    $2,076.8    $1,875.1
                                                              --------    --------    --------
Income from operations before taxes(1)......................  $   60.3    $  104.6    $  227.1
Income tax provision........................................      35.5        82.6       102.4
                                                              --------    --------    --------
    Income from discontinued health care operations.........  $   24.8    $   22.0    $  124.7
                                                              --------    --------    --------
TEC SYSTEMS (PRIOR TO CLASSIFICATION AS A DISCONTINUED
  OPERATION AT DECEMBER 31, 1996)
Sales and revenues..........................................  $  102.5    $  112.9    $   89.7
                                                              --------    --------    --------
Loss from operations before taxes...........................  $  (18.5)   $  (28.3)   $  (10.3)
Income tax benefit..........................................      (7.2)      (11.3)       (4.0)
                                                              --------    --------    --------
    Loss from discontinued TEC Systems operations...........  $  (11.3)   $  (17.0)   $   (6.3)
                                                              --------    --------    --------
    Total operating results.................................  $   13.5    $    5.0    $  118.4
GAIN/(NET LOSS) ON DISPOSITIONS OF BUSINESSES...............   2,716.1      (200.0)         --
PROVISION FOR/(BENEFIT FROM) INCOME TAXES ON DISPOSITIONS OF
  BUSINESSES................................................      85.7       (48.7)         --
                                                              --------    --------    --------
    TOTAL INCOME/(LOSS) FROM DISCONTINUED OPERATIONS........  $2,643.9    $ (146.3)   $  118.4
                                                              ========    ========    ========

--------------------------------------------------------------------------------
(1) Reflects an allocation of interest expense based on the ratio of the net assets of the health care businesses as compared to Grace's total capital. The above operating results include interest expense allocations of $76.3, $93.5 and $60.4 for 1996, 1995 and 1994, respectively.

For financial reporting purposes, the assets, liabilities, results of operations and cash flows of Grace Cocoa Associates, L.P. (LP) are included in the Consolidated Financial Statements as a component of discontinued operations, and the outside investors' former interests in LP (at December 31, 1995) are reflected as a minority interest in the Consolidated Balance Sheet. Grace purchased the minority interest during the fourth quarter of 1996 in anticipation of the sale of the cocoa business.

     The net assets of Grace's remaining discontinued operations (excluding intercompany assets) at December 31, 1996 are as follows:

---------------------------------------------------------------------------------------
                                                              COCOA     OTHER    TOTAL
---------------------------------------------------------------------------------------
Current assets..............................................  $312.3    $48.2    $360.5
Properties and equipment, net...............................   185.8     21.4     207.2
Investments in and advances to affiliated companies.........      --     12.1      12.1
Other assets................................................    59.2      5.9      65.1
                                                              ------    -----    ------
     Total assets...........................................  $557.3    $87.6    $644.9
                                                              ------    -----    ------
Current liabilities.........................................  $241.3    $21.5    $262.8
Other liabilities...........................................    81.1      3.6      84.7
                                                              ------    -----    ------
     Total liabilities......................................  $322.4    $25.1    $347.5
                                                              ------    -----    ------
     Net assets.............................................  $234.9    $62.5    $297.4
                                                              ======    =====    ======
---------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

7.   OTHER BALANCE SHEET ITEMS
--------------------------------------------------------------------------------

                                                               1996      1995
------------------------------------------------------------------------------
NOTES AND ACCOUNTS RECEIVABLE, NET
Trade receivables, less allowances of $11.3
  (1995 - $12.8)............................................  $501.7    $488.5
Notes receivable from dispositions of businesses............   215.6        --
Asbestos-related insurance receivable - current.............    35.0        --
Notes receivable from insurance carriers - current, net of
  discounts of $2.5 (1995 - $4.3)...........................    17.2      62.0
Other receivables, less allowances of $.2 (1995 - $.1)......    61.9      46.3
                                                              ------    ------
                                                              $831.4    $596.8
                                                              ======    ======

==============================================================================
INVENTORIES
Raw and packaging materials.................................  $100.9    $137.1
In process..................................................    67.6      78.0
Finished products...........................................   179.0     248.6
General merchandise.........................................    73.4      76.6
Less: Adjustment of certain inventories to a
  last-in/first-out (LIFO) basis............................   (44.8)    (48.4)
                                                              ------    ------
                                                              $376.1    $491.9
                                                              ======    ======

==============================================================================
OTHER ASSETS
Prepaid pension costs.......................................  $275.1    $245.8
Long-term receivables, less allowances of $42.7
  (1995 - $24.7)............................................   152.9     146.5
Deferred charges............................................   102.4     106.9
Long-term investments.......................................    57.4      69.4
Notes receivable from insurance carriers - noncurrent, net
  of discounts of $4.9 (1995 - $7.3)........................    31.3      56.4
Patents and licenses........................................    15.8      34.0
Investments in and advances to affiliated companies.........     9.5      17.4
Other.......................................................     9.1      11.9
                                                              ------    ------
                                                              $653.5    $688.3
                                                              ======    ======

------------------------------------------------------------------------------

In 1995, Grace entered into agreements to sell up to $300.0 of interests in designated pools of trade receivables ($180.0 pertaining to NMC). At December 31, 1995, $295.8 had been received pursuant to such sales ($179.8 pertaining to
NMC); these amounts were reflected as reductions to trade accounts receivable. Under the terms of these agreements, new interests in trade receivables were sold as collections reduced previously sold trade receivables. While only interests in designated pools of trade receivables were sold, the entire designated pools were available as the sole recourse with respect to the interests sold. There was no further recourse to Grace, nor was Grace required to repurchase any of the trade receivables in the pools. The costs related to such sales were expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions. These agreements were terminated as to Grace in connection with the NMC transaction discussed in Note 6.
     Inventories valued at LIFO cost comprised 26.6% and 21.6% of total inventories at December 31, 1996 and 1995, respectively. The liquidation of prior years' LIFO inventory layers in 1996, 1995 and 1994 did not materially affect the cost of goods sold in any of these years.
--------------------------------------------------------------------------------

8.   PROPERTIES AND EQUIPMENT
--------------------------------------------------------------------------------

                                                                1996         1995
------------------------------------------------------------------------------------
Land........................................................  $    51.5    $    44.1
Buildings...................................................      622.6        595.5
Machinery, equipment and other..............................    2,088.1      1,967.1
Projects under construction.................................      545.7        548.2
                                                              ---------    ---------
     Properties and equipment, gross........................    3,307.9      3,154.9
Accumulated depreciation and amortization...................   (1,436.6)    (1,418.8)
                                                              ---------    ---------
     Properties and equipment, net..........................  $ 1,871.3    $ 1,736.1
                                                              =========    =========
------------------------------------------------------------------------------------

Interest costs are incurred in connection with the financing of certain assets prior to placing them in service. Interest costs capitalized in 1996, 1995 and 1994 were $23.5, $21.3 and $9.4, respectively.
     Depreciation and lease amortization expense relating to properties and equipment amounted to $179.7, $179.5 and $157.9 in 1996, 1995 and 1994,
respectively.
     Grace's rental expense for operating leases amounted to $25.6, $25.7 and $28.8 in 1996, 1995 and 1994, respectively. See Note 11 for information regarding contingent rentals.

     At December 31, 1996, minimum future payments for operating leases are:
--------------------------------------------------------------------------------

1997........................................................  $ 26.3
1998........................................................    22.3
1999........................................................    18.8
2000........................................................    17.1
2001........................................................    11.4
Later years.................................................    20.8
                                                              ------
Total minimum lease payments................................  $116.7
                                                              ======

--------------------------------------------------------------------------------
The above minimum lease payments reflect anticipated sublease income of $12.3 per year for 1997 through 2001 and a total of $17.5 in later years.
--------------------------------------------------------------------------------

9.   DEBT
--------------------------------------------------------------------------------

                                                                1996        1995
----------------------------------------------------------------------------------
SHORT-TERM DEBT
Bank borrowings (6.1% and 6.2% weighted average interest
  rates at year-end 1996 and 1995, respectively)(1).........  $  178.7    $  295.3
Current maturities of long-term debt........................     105.5        22.2
Other short-term borrowings(2)..............................      31.0       320.8
                                                              --------    --------
                                                              $  315.2    $  638.3
                                                              ========    ========
LONG-TERM DEBT
Commercial paper (5.8% and 6.2% weighted average interest
  rates at year-end 1996 and 1995, respectively)(1).........  $   77.8    $   45.7
Bank borrowings (6.1% and 6.2% weighted average interest
  rates at year-end 1996 and 1995, respectively)(1).........     272.2       304.3
8.0% Notes Due 2004(3)......................................     276.0       300.0
7.4% Notes Due 2000(3)......................................     248.7       287.0
7.75% Notes Due 2002(3).....................................     119.0       131.0
Term Loan Agreement (6.3% weighted average interest rate at
  year-end 1996 and 1995)(4)................................        --        30.0
Medium-Term Notes, Series A (6.9% weighted average interest
  rate at year-end 1996 and 1995)(5)........................     113.5       128.5
Sundry indebtedness with various maturities through 2002....      71.3        91.2
                                                              --------    --------
                                                               1,178.5     1,317.7
Less current maturities of long-term debt...................     105.5        22.2
                                                              --------    --------
                                                              $1,073.0    $1,295.5
                                                              ========    ========
Full-year weighted average interest rate on total debt(6)...       7.3%        7.8%

--------------------------------------------------------------------------------
(1) Under bank revolving credit agreements in effect at year-end 1996, Grace may borrow up to $1,000.0 at interest rates based upon the prevailing prime, federal funds and/or Eurodollar rates. Of that amount, $650.0 is available under short-term facilities expiring on May 16, 1997, unless extended, and $350.0 is available under a long-term facility expiring in September 1999. These agreements also support the issuance of commercial paper and bank borrowings, $528.7 of which was outstanding at December 31, 1996 (included in both short-term debt and long-term debt above). At December 31, 1996, the aggregate amount of net unused and unreserved borrowings under short-term and long-term facilities was $471.3. Grace's ability to borrow under its existing facilities is subject to compliance with various covenants, including covenants requiring maintenance of total debt to total capitalization and interest coverage ratios.
(2) Represents borrowings under various lines of credit and other miscellaneous borrowings, primarily of non-U.S. subsidiaries.
(3) During the third quarter of 1994, Grace sold $300.0 of 8.0% notes due 2004 at an initial public offering price of 99.794% of par, to yield 8.03%. During the first quarter of 1993, Grace sold at par $300.0 of 7.4% notes due 2000. During 1992, Grace sold at par $150.0 of 7.75% notes due 2002. Interest on all three series of notes is payable semiannually, and the notes may not be redeemed prior to maturity; however, Grace has repurchased notes from time to time in response to unsolicited offers.
(4) During the second quarter of 1995, Grace entered into a three-year term loan agreement maturing on April 24, 1998. The agreement provided for interest at a Eurodollar floating rate, payable semiannually. Grace's borrowings under this agreement were repaid in October 1996 with proceeds from the NMC transaction discussed in Note 6, and the agreement was terminated.
(5) The Medium-Term Notes (MTNs) bear interest at either fixed or floating rates and have maturity dates through July 19, 1999. Interest on each fixed-rate MTN is payable semiannually, and interest on each floating-rate MTN is payable either monthly or quarterly, depending on the issue.
(6) Computation includes interest expense allocated to discontinued operations. Scheduled maturities of long-term debt outstanding at December 31, 1996 are: 1997 -- $105.5; 1998 -- $9.0; 1999 -- $350.5; 2000 -- $316.9; 2001 -- $.5;
and thereafter -- $396.1. Payment of a majority of Grace's borrowings may be accelerated, and its principal borrowing agreements terminated, upon the occurrence of a default under other Grace borrowings.
     Total interest expense and financing costs, including amounts allocated to discontinued operations, were $147.9 for 1996, $164.8 for 1995 and $109.9 for 1994. Including amounts allocated to discontinued operations, interest payments made in 1996, 1995 and 1994, excluding related financing costs, amounted to $154.4, $183.1 and $101.8, respectively.

--------------------------------------------------------------------------------

10.   FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

DEBT AND INTEREST RATE SWAP AGREEMENTS

Grace's debt and interest rate management objective is to reduce the cost of borrowing over the long term. This debt management strategy emphasizes maintaining borrowing liquidity by developing and maintaining access to a variety of long-term and short-term capital markets. Grace's interest rate profile is managed separately by using interest rate swap agreements to modify the rate profile of the underlying debt. Most of Grace's interest rate swap agreements currently have the effect of converting fixed-rate term debt into variable-rate debt based on LIBOR. Grace enters into only standard swap agreements that have readily quantifiable impacts on interest cost and are characterized by broad market liquidity. The maturities and notional amounts of interest rate swap agreements generally match the underlying debt, resulting in changes in the fair value of these interest rate swap agreements being substantially offset by changes in the fair value of the debt. Grace does not use derivative financial instruments (interest rate or foreign currency) for trading purposes and is not a party to leveraged instruments.

     At December 31, 1996 and 1995, the notional amounts of interest rate swap agreements that convert fixed-rate debt to variable-rate were $505.5 and $1,157.5, respectively, and the notional amounts of interest rate swap agreements that convert variable-rate debt to fixed-rate were $36.0 and $626.0, respectively. Notional amounts are used in calculating the amounts paid or received under interest rate swap agreements but do not represent assets or liabilities of Grace or provide a meaningful estimate of risk.

     During 1996 and 1995, Grace realized negative cash flows from interest rate swap agreements of $13.5 and $16.5, respectively. In addition, interest expense was reduced by $8.9 and $11.1 in 1996 and 1995, respectively, due to the amortization of deferred gains on interest rate agreements. Unamortized net gains as of December 31, 1996 and 1995 were $22.8 and $31.7, respectively.

FAIR VALUE OF INTEREST RATE SWAP AGREEMENTS, DEBT AND OTHER FINANCIAL
INSTRUMENTS

At December 31, 1996 and 1995, Grace would have been required to pay net amounts of $34.7 and $32.5, respectively, to terminate its interest rate swap agreements. At those dates, the fair values of Grace's long-term debt were $1,207.1 and $1,361.1, respectively (as compared to recorded values of $1,178.5 and $1,317.7, respectively). Fair value is determined based on expected future cash flows (discounted at market interest rates), quotes from financial institutions and other appropriate valuation methodologies. At December 31, 1996 and 1995, the recorded values of other financial instruments such as cash, short-term investments, trade receivables and payables and short-term debt approximated their fair values, based on the short-term maturities and floating rate characteristics of these instruments.

FOREIGN CURRENCY CONTRACTS

Grace conducts business in a wide variety of currencies and consequently enters into foreign exchange forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates. These contracts generally involve the exchange of one currency for another at a future date. At December 31, 1996 and 1995, Grace had notional amounts of approximately $50.2 and $45.5, respectively, in contracts to buy or sell foreign currencies in the future.

CREDIT RISK

Grace is exposed to credit risk to the extent of potential nonperformance by counterparties to financial instruments. The counterparties to Grace's interest rate swap agreements and foreign exchange contracts comprise a diversified group of major financial institutions, all of which are rated investment grade. Credit risk is further reduced by bilateral netting agreements between Grace and its counterparties. At December 31, 1996, Grace's credit exposure was not significant and was limited to the fair values of these instruments; Grace believes the risk of incurring losses due to credit risk is remote.

MARKET RISK

Exposure to market risk on financial instruments results from fluctuations in interest and currency rates during the periods in which the contracts are outstanding. The mark-to-market valuations of interest rate and foreign exchange agreements and associated underlying exposures are closely monitored at all times. Grace uses portfolio sensitivities and stress tests to monitor risk. Overall financial strategies and the effects of using derivatives are reviewed periodically.

--------------------------------------------------------------------------------

11.   COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

ENVIRONMENTAL

     Grace is subject to loss contingencies resulting from environmental laws and regulations. Grace accrues for anticipated costs associated with investigatory and remediation efforts where an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money. At December 31, 1996, Grace's liability for environmental investigatory and remediation costs related to continuing and discontinued operations totaled $256.4, as compared to $280.3 at December 31, 1995. These amounts reflect provisions of $77.0 ($50.0 after-tax) recorded in the fourth quarter of 1995 and $40.0 ($26.0 after-tax) recorded in the first quarter of 1994, which are reflected in the Consolidated Statement of Operations as part of cost of goods sold and operating expenses. The 1995 provision related principally to increased cost estimates associated with five former manufacturing sites. Grace is in litigation with certain excess insurance carriers regarding the applicability of the carriers' policies to environmental remediation costs; given the uncertainties inherent in this litigation, Grace has not recorded a receivable with respect to such insurance coverage (except in one instance where a settlement with a carrier has been reached).

     Grace made cash payments of $20.3 in 1996, $31.3 in 1995 and $30.8 in 1994 to remediate environmentally impaired sites. These amounts have been charged against previously established reserves. Grace's environmental liabilities are reassessed whenever circumstances become better defined and/or remediation efforts and their costs can be better estimated. These liabilities are currently evaluated quarterly, based on available information, including the progress of remedial investigation at each site, the current status of discussions with regulatory authorities regarding the method and extent of remediation at each site and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) and/or new sites are assessed and costs can be reasonably estimated, Grace will continue to review and analyze the need for adjustments to the recorded accruals. However, Grace believes that it is adequately reserved for all probable and estimable environmental exposures. Grace's classification of its environmental reserves between current and noncurrent liabilities is considered appropriate in relation to expected future cash outlays.

CONTINGENT RENTALS

     Grace is the named tenant or guarantor with respect to leases entered into by previously divested businesses. These leases, some of which extend through the year 2017, have future minimum lease payments aggregating $203.1, offset by $201.8 of anticipated future minimum rental income from existing tenants and subtenants. In addition, Grace is liable for other expenses (primarily property taxes) relating to the above leases; these expenses are paid by tenants and subtenants. Grace believes that the risk of significant loss from these lease obligations is remote. However, a significant portion of the rental income and other expenses is payable by tenants and subtenants that have filed for bankruptcy protection or are otherwise experiencing financial difficulties. Further, Grace may incur losses as a result of unforeseen developments that can not be reasonably estimated.

--------------------------------------------------------------------------------

12.   MINORITY INTEREST
--------------------------------------------------------------------------------

Minority interest in the Consolidated Financial Statements as of December 31, 1995 consisted of a limited partnership interest in LP (see Note 6). Four Grace entities served as general partners of LP, and its sole limited partner acquired its interest in exchange for a $300.0 cash capital contribution ($297.0 of which was funded by outside investors). In November 1996, Grace purchased the limited partnership interest. For financial reporting purposes, the assets, liabilities, results of operations and cash flows of LP were included in Grace's Consolidated Financial Statements as a component of discontinued operations and the limited partnership interest was reflected as a minority interest. At December 31, 1995, the assets of LP consisted of Grace's worldwide cocoa business and long-term notes and demand notes due from or guaranteed by Grace. Grace sold its cocoa business in February 1997.

--------------------------------------------------------------------------------

13.   SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Under its Certificate of Incorporation, the Company is authorized to issue 300,000,000 shares of common stock, $.01 par value. Of the common stock unissued at December 31, 1996, approximately 13,190,000 shares were reserved for issuance pursuant to stock options and other stock incentives. The Certificate of Incorporation also authorizes 53,000,000 shares of preferred stock, $.01 par value, none of which has been issued. 3,000,000 of such shares have been designated Series A Junior Participating Preferred Stock and are reserved for issuance in connection with the Company's Preferred Stock Purchase Rights (Rights). A Right trades together with each outstanding share of common stock and entitles the holder to purchase one hundredth of a share of Series A Junior Participating Preferred Stock under certain circumstances and subject to certain conditions. The Rights are not and will not become exercisable unless and until certain events occur, and at no time will the Rights have any voting power.

     Grace New York initiated a share repurchase program in April 1996. Through September 27, 1996, Grace New York acquired 9,864,800 shares of its common stock under this program for $727.1, or an average price of approximately $73.70 per share. From September 28, 1996 (see Note 1) through December 31, 1996, the Company acquired 11,193,700 shares of its common stock for $592.2, or an average purchase price of $52.90 per share. Prior to year-end 1996, the Company retired substantially all of these shares of treasury stock using the cost method. The weighted average number of shares of common stock outstanding during 1996 was 91,976,000 (1995 -- 95,822,000; 1994 -- 93,936,000).

     Dividends paid on the Grace New York preferred stocks issued and outstanding prior to the NMC transaction, as discussed in Notes 1 and 6, amounted to $.4 in 1996 and $.5 in each of 1995 and 1994.

--------------------------------------------------------------------------------

14. STOCK INCENTIVE PLANS
--------------------------------------------------------------------------------

Each stock option granted under the Company's stock incentive plans has an exercise price equal to the fair market value of the Company's common stock on the date of grant. Options become exercisable at the time or times determined by the Compensation Committee of the Company's Board of Directors and may have terms of up to ten years and one month. In connection with the transactions described in Notes 1 and 6, the number of shares covered by outstanding options and the exercise prices of such options were adjusted to preserve their economic value. The following table sets forth information relating to such options, as so adjusted:

----------------------------------------------------------------------------------------------------------------
                                               1996                      1995                      1994
                                       ---------------------     ---------------------     ---------------------
                                                    Average                   Average                   Average
                                         NUMBER     Exercise       Number     Exercise       Number     Exercise
                                       OF SHARES     Price       of Shares     Price       of Shares     Price
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year, as
  adjusted...........................   8,833,450    $26.06      11,819,009    $24.53      10,813,635    $23.50
Options granted......................   1,009,818     51.47       2,645,693     30.05       2,109,692     27.23
                                       ----------                ----------                ----------
                                        9,843,268                14,464,702                12,923,327
Options exercised....................  (3,331,555)    24.56      (5,513,119)    24.67        (941,504)    18.81
Options terminated or canceled.......    (371,947)    28.21        (118,133)    27.23        (162,814)    24.05
                                       ----------                ----------                ----------
     Balance at end of year, as
       adjusted......................   6,139,766     30.92       8,833,450     26.06      11,819,009     24.53

----------------------------------------------------------------------------------------------------------------

At December 31, 1996, options covering 3,994,828 shares (1995 -- 6,477,637;
1994 -- 8,746,414) were exercisable and 6,975,000 shares (1995 -- 2,970,186;
1994 -- 5,506,863) were available for additional grants. Currently outstanding options expire on various dates through October 2006.

     The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company continues to follow the measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and does not recognize compensation expense for its stock-based incentive plans. Had compensation cost for the Company's stock-based incentive compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share for 1996 and 1995 would have been reduced to the pro forma amounts indicated below.

------------------------------------------------------------------------------------
                                                                1996          1995
------------------------------------------------------------------------------------
Net income/(loss):
As reported.................................................  $2,857.7      $ (325.9)
Pro forma...................................................  $2,854.0      $ (334.3)
Earnings/(loss) per share:
As reported.................................................  $  31.06      $  (3.40)
Pro forma...................................................  $  31.02      $  (3.49)

------------------------------------------------------------------------------------

These pro forma amounts may not be indicative of future pro forma income and earnings per share.

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, with the following historical weighted average assumptions applied to grants in 1996 and 1995:

----------------------------------------------------------------------------
                                                              1996      1995
----------------------------------------------------------------------------
Dividend yields.............................................    1%        3%
Expected volatility.........................................   26%       25%
Risk-free interest rates....................................    6%        7%
Expected life (in years)....................................    4         4

----------------------------------------------------------------------------

Based upon the above assumptions, the weighted-average fair value of options granted during 1996 and 1995 was $14.00 and $7.00, respectively.

--------------------------------------------------------------------------------

15. PENSION PLANS
--------------------------------------------------------------------------------

Grace maintains defined benefit pension plans covering employees of certain units who meet age and service requirements. Benefits are generally based on final average salary and years of service. Grace funds its U.S. pension plans in accordance with U.S. federal laws and regulations. Non-U.S. pension plans are funded under a variety of methods as required under differing local laws and customs and, therefore, cannot be summarized. Approximately 60% of U.S. and non-U.S. plan assets at December 31, 1996 were common stocks, with the remainder primarily fixed-income securities.

     Pension cost/(benefit) is comprised of the following components:

                                                    1996                   1995                  1994
                                              -----------------     ------------------     -----------------
                                               U.S.    Non-U.S.      U.S.     Non-U.S.      U.S.    Non-U.S.
------------------------------------------------------------------------------------------------------------
Service cost on benefits earned during the
  year......................................  $ 15.2    $ 10.7      $  14.6    $ 10.5      $ 19.8    $ 13.4
Interest cost on benefits earned in prior
  years.....................................    55.5      23.1         50.6      21.4        46.9      19.3
Actual (return)/loss on plan assets.........   (98.2)    (39.1)      (132.3)    (52.0)       16.9      10.6
Deferred loss/(gain) on plan assets.........    30.4       8.2         71.1      26.2       (84.6)    (37.4)
Amortization of net loss/(gains) and prior
  service costs.............................      .1       (.3)         (.8)      (.8)       (7.1)     (1.6)
Net curtailment and settlement gain(1)......    (1.3)     (2.4)          --        --          --        --
                                              ------    ------      -------    ------      ------    ------
     Net pension cost/(benefit).............  $  1.7    $  0.2      $   3.2    $  5.3      $ (8.1)   $  4.3
                                              ======    ======      =======    ======      ======    ======

--------------------------------------------------------------------------------
(1) As a result of selling its water treatment and process chemicals business in 1996, Grace's U.S. and non-U.S. plans recognized curtailment gains of $1.3 and $6.3, respectively.

The funded status of these plans was as follows:
--------------------------------------------------------------------------------

                                                   U.S.                              NON-U.S.
                                     ---------------------------------   ---------------------------------
                                      ASSETS EXCEED      ACCUMULATED      ASSETS EXCEED      ACCUMULATED
                                       ACCUMULATED        BENEFITS         ACCUMULATED        BENEFITS
                                        BENEFITS        EXCEED ASSETS       BENEFITS        EXCEED ASSETS
                                     ---------------   ---------------   ---------------   ---------------
                                      1996     1995     1996     1995     1996     1995     1996     1995
----------------------------------------------------------------------------------------------------------
Actuarial present value of benefit
  obligation:
Vested.............................  $655.4   $679.6   $ 55.6   $ 52.0   $161.8   $133.5   $ 75.2   $ 67.5
                                     ======   ======   ======   ======   ======   ======   ======   ======
Accumulated benefit obligation.....  $659.3   $680.4   $ 55.7   $ 52.0   $162.5   $133.9   $ 82.8   $ 75.1
                                     ======   ======   ======   ======   ======   ======   ======   ======
Total projected benefit
  obligation.......................  $680.8   $710.0   $ 57.0   $ 55.7   $183.2   $189.4   $103.3   $ 92.4
Plan assets at fair value..........   822.2    795.8       --       --    313.4    302.5      6.1      7.3
                                     ------   ------   ------   ------   ------   ------   ------   ------
Plan assets in excess of/(less
  than) projected benefit
  obligation.......................   141.4     85.8    (57.0)   (55.7)   130.2    113.1    (97.2)   (85.1)
Unamortized net (gain)/loss at
  initial adoption.................   (60.4)   (73.7)     4.2      4.9     (4.7)    (6.3)     3.8      4.5
Unamortized prior service cost.....    34.3     41.7     13.7     16.3      4.1      3.6       --       --
Unrecognized net loss/(gain).......    47.5     97.6      8.9      8.6    (17.3)   (16.0)    15.0     (3.2)
                                     ------   ------   ------   ------   ------   ------   ------   ------
  Prepaid/(accrued) pension cost...  $162.8   $151.4   $(30.2)  $(25.9)  $112.3   $ 94.4   $(78.4)  $(83.8)
                                     ======   ======   ======   ======   ======   ======   ======   ======

--------------------------------------------------------------------------------

The following significant assumptions were used in 1996, 1995 and 1994:
--------------------------------------------------------------------------------

                                                        1996                  1995                   1994
                                                 ------------------    -------------------    -------------------
                                                 U.S.     NON-U.S.     U.S.     NON-U.S.      U.S.     NON-U.S.
-----------------------------------------------------------------------------------------------------------------
Discount rate at December 31,..................  8.0%    3.4 -  8.7%   7.3%     5.1 - 11.6%   8.5%     5.0 - 12.0%
Expected long-term rate of return..............  9.0     6.0 - 10.5    9.0      6.0 - 10.5    9.0      6.0 - 10.5
Rate of compensation increase..................  4.5     2.5 -  7.5    4.5      4.0 -  7.5    5.5      4.0 -  7.5

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

16.   OTHER POSTRETIREMENT BENEFIT PLANS
--------------------------------------------------------------------------------

Grace provides certain other postretirement health care and life insurance benefits for retired employees of specified U.S. units. These retiree medical and life insurance plans provide various levels of benefits to employees (depending on their dates of hire) who retire from Grace after age 55 with at least 10 years of service. The plans are currently unfunded.

     Grace applies SFAS No. 106, which requires the accrual method of accounting for the future costs of postretirement health care and life insurance benefits over the employees' years of service. Grace pays the costs of postretirement benefits as they are incurred.

     Included in other liabilities as of December 31, 1996 and 1995 are the following:

------------------------------------------------------------------------------
                                                               1996      1995
                                                              ------    ------
------------------------------------------------------------------------------

Accumulated postretirement benefit obligation:
     Retirees...............................................  $199.9    $209.0
     Fully eligible participants............................     6.4      15.2
     Active ineligible participants.........................    43.7      34.4
                                                              ------    ------
                                                               250.0     258.6
     Unrecognized net loss..................................   (39.9)    (54.9)
     Unrecognized prior service benefit.....................    32.8      44.3
                                                              ------    ------
Accrued postretirement benefit obligation...................  $242.9    $248.0
                                                              ======    ======

--------------------------------------------------------------------------------

Net periodic postretirement benefit cost for 1996, 1995 and 1994 is comprised of the following components:

-------------------------------------------------------------------------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
-------------------------------------------------------------------------------------

Service cost................................................  $ 1.9    $ 1.6    $ 2.1
Interest cost on accumulated postretirement benefit
  obligation................................................   19.0     18.3     16.2
Amortization of net loss....................................    1.9       .2      1.2
Amortization of prior service benefit.......................   (3.7)    (4.3)    (4.3)
Curtailment gain............................................    (.9)      --       --
                                                              -----    -----    -----
     Net periodic postretirement benefit cost...............  $18.2    $15.8    $15.2
                                                              =====    =====    =====

--------------------------------------------------------------------------------

During 1996, Grace's retiree medical plans were amended to enhance benefits to retirees effective January 1, 1997. This amendment, including a previous plan amendment, decreased the accumulated postretirement benefit obligation by $32.8 at December 31, 1996 and will be amortized over an average remaining future service life of approximately 10 years.

     Medical care cost trend rates were projected at 9.2% in 1996, declining to 6.0% through 2001 and remaining level thereafter. An increase of one percentage point in each year's assumed medical care cost trend rate, holding all other assumptions constant, would increase the annual net periodic postretirement benefit cost by $2.3 and the accumulated postretirement benefit obligation by $19.9. The discount rates at December 31, 1996, 1995 and 1994 were 8.0%, 7.3% and 8.5%, respectively.

     Effective January 1, 1994, Grace adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual accounting for nonaccumulating postemployment benefits. Grace's primary postemployment obligation is for disabled workers' medical benefits; these are currently included in accrued postretirement costs under SFAS No. 106. The adoption of SFAS No. 112 did not have a material effect on Grace's results of operations or financial position.

--------------------------------------------------------------------------------

17.   GEOGRAPHIC AREA INFORMATION
--------------------------------------------------------------------------------

The table below presents information related to Grace's continuing operations by geographic region for the years 1996-1994.

-------------------------------------------------------------------------------------------------------------------
                                                                UNITED STATES             ASIA      LATIN
                                                                 AND CANADA     EUROPE   PACIFIC   AMERICA   TOTAL
                                                                -------------   ------   -------   -------   ------
-------------------------------------------------------------------------------------------------------------------
Sales and revenues.....................................   1996     $1,690       $1,056    $468      $240     $3,454
                                                          1995      1,735        1,120     445       253      3,553
                                                          1994      1,606          939     366       218      3,129
Pretax operating income/(loss)(1)(2)...................   1996        (33)          52      53        29        101
                                                          1995       (186)          44      61         9        (72)
                                                          1994       (190)          69      55        20        (46)
Identifiable assets(3).................................   1996      1,963          879     505       203      3,550
                                                          1995      2,132          998     411       246      3,787
                                                          1994      1,879          905     308       208      3,300

Pretax operating income and identifiable assets are reconciled below to income/(loss) from continuing operations before income taxes and total assets, respectively, as presented in the Consolidated Statement of Operations and the Consolidated Balance Sheet.

                                                               1996      1995      1994
                                                              ------    ------    ------
----------------------------------------------------------------------------------------
Pretax operating income(1)..................................  $  101    $  (72)   $  (46)
Gain on sales of businesses.................................     326        --        --
Interest expense and related financing costs(2).............     (72)      (71)      (50)
Corporate restructuring costs and asset impairments/other
  activities................................................     (18)     (122)       --
Provision for corporate governance..........................      --       (30)       --
Gain on sale of remaining interest in REG...................      --        --        27
Other income/(expenses), net(2).............................      12        11        (9)
                                                              ------    ------    ------
     Income/(loss) from continuing operations before income
      taxes.................................................  $  349    $ (284)   $  (78)
                                                              ======    ======    ======
----------------------------------------------------------------------------------------
Identifiable assets(3)......................................  $3,550    $3,787    $3,300
General corporate assets(4).................................   1,099       815       860
Net assets of discontinued operations.......................     297     1,759     2,071
                                                              ------    ------    ------
     Total assets...........................................  $4,946    $6,361    $6,231
                                                              ======    ======    ======

--------------------------------------------------------------------------------
(1) Includes (a) 1996, 1995 and 1994 pretax provisions of $229, $275 and $316, respectively, relating to asbestos-related liabilities and insurance coverage (see Note 2); and (b) 1996 and 1995 pretax charges of $90 and $87, respectively, relating to restructuring costs, asset impairments and other costs (see Note 4).

(2) Corporate interest and financing costs and nonallocable expenses are not reflected in pretax operating income because significant financing decisions are centralized at the corporate level. Other income/(expenses), net includes interest income relating to the settlement of prior years' federal income tax returns of $7.5 and $9.8 in 1996 and 1995, respectively.

(3) Includes asbestos-related receivables and settlements due from insurance carriers, net of discounts, of $331 and $49, respectively, in 1996; $321 and $118, respectively, in 1995; and $513 and $187, respectively, in 1994.

(4) General corporate assets consist principally of deferred tax assets, prepaid pension costs and corporate receivables and investments. At December 31, 1996, general corporate assets include $215.6 of receivables from the sales of Amicon and Grace's water treatment and process chemicals business.
--------------------------------------------------------------------------------

18.   SUBSEQUENT EVENT
--------------------------------------------------------------------------------

In February 1997, Grace announced that it had entered into an agreement to sell its specialty polymers business to National Starch and Chemical Company for $147.0, subject to adjustment. The transaction is expected to be completed in the second quarter of 1997.

--------------------------------------------------------------------------------

QUARTERLY SUMMARY AND STATISTICAL INFORMATION Unaudited -- dollars in millions, except per share
--------------------------------------------------------------------------------

                      QUARTER ENDED                         MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
--------------------------------------------------------------------------------------------------------------

1996
Sales and revenues........................................   $ 862       $ 920        $  821         $  851
Cost of goods sold and operating expenses.................     512         549           503            507
Net income/(loss).........................................      63         334         2,518            (57)
Earnings/(loss) per share:
     Net earnings/(loss)..................................   $ .65       $3.45        $27.66         $ (.70)

Dividends declared per common share.......................   $.125       $.125        $ .125         $ .125
Market price of common stock:(1)
     High.................................................   $  52 3/16  $  53 5/16    $   52        $   56 1/4
     Low..................................................      34 3/4      45 5/8        33 1/16        46 1/4
     Close................................................      50 5/8      45 5/8        52             51 3/4
--------------------------------------------------------------------------------------------------------------
1995
Sales and revenues........................................   $ 830       $ 901        $  916         $  906
Cost of goods sold and operating expenses.................     482         527           542            600
Net income/(loss).........................................      47          79            22           (474)
Earnings/(loss) per share:
     Net earnings/(loss)..................................   $ .50       $ .83        $  .22         $(4.87)

Dividends declared per common share.......................   $ .35       $ .35        $  .35         $ .125
Market price of common stock: (1)
     High.................................................   $  35 1/8   $  41 15/16    $   45 7/8   $   42 11/16
     Low..................................................      24 13/16     33 1/16        39 5/8       35 1/4
     Close................................................      34 5/16     39 9/16        43            38 1/16

--------------------------------------------------------------------------------
(1) Principal market: New York Stock Exchange. The stock prices for 1995 and the first nine months of 1996 have been adjusted so that they are on a basis comparable to the stock prices following the disposition of NMC.

--------------------------------------------------------------------------------

CAPITAL EXPENDITURES, NET FIXED ASSETS AND DEPRECIATION AND LEASE AMORTIZATION Dollars in millions
--------------------------------------------------------------------------------

                                                                                                DEPRECIATION AND
                                      CAPITAL EXPENDITURES (1)       NET FIXED ASSETS        Lease Amortization (2)
                                      ------------------------   ------------------------   ------------------------
                                       1996     1995     1994     1996     1995     1994     1996     1995     1994
--------------------------------------------------------------------------------------------------------------------

Operating units.....................   $397     $455     $327    $1,691   $1,565   $1,249    $164     $163     $142
General corporate...................     57       49       30       180      155      144      16       17       16
                                       ----     ----     ----    ------   ------   ------    ----     ----     ----
     Total continuing operations....    454      504      357     1,871    1,720    1,393     180      180      158
Discontinued operations.............      3       34       88        --       16      337      --       --       --
                                       ----     ----     ----    ------   ------   ------    ----     ----     ----
     Total..........................   $457     $538     $445    $1,871   $1,736   $1,730    $180     $180     $158
                                       ====     ====     ====    ======   ======   ======    ====     ====     ====

--------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC LOCATION
United States and Canada............   $186     $242     $200    $  941   $  854   $  702    $ 82     $ 82     $ 75
Europe..............................     83      100       75       403      440      381      58       60       51
Other areas.........................    128      113       52       347      271      166      24       21       16
                                       ----     ----     ----    ------   ------   ------    ----     ----     ----
     Subtotal.......................    397      455      327     1,691    1,565    1,249     164      163      142
General corporate...................     57       49       30       180      155      144      16       17       16
                                       ----     ----     ----    ------   ------   ------    ----     ----     ----
     Total continuing operations....    454      504      357     1,871    1,720    1,393     180      180      158
Discontinued operations.............      3       34       88        --       16      337      --       --       --
                                       ----     ----     ----    ------   ------   ------    ----     ----     ----
     Total..........................   $457     $538     $445    $1,871   $1,736   $1,730    $180     $180     $158
                                       ====     ====     ====    ======   ======   ======    ====     ====     ====

--------------------------------------------------------------------------------
(1) Excludes capital expenditures of discontinued operations subsequent to their classification as such.
(2) Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

--------------------------------------------------------------------------------

FINANCIAL SUMMARY(1) Dollars in millions, except per share amounts
--------------------------------------------------------------------------------

                                                       1996       1995        1994        1993       1992
-----------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Sales and revenues.................................  $3,454.1   $3,552.6    $3,128.5    $2,824.7   $2,985.2
Cost of goods sold and operating expenses..........   2,071.0    2,151.2     1,832.6     1,692.9    1,814.0
Depreciation and amortization......................     184.4      186.1       164.6       153.9      164.6
Interest expense and related financing costs.......      71.6       71.3        49.5        43.0       49.4
Research and development expenses..................      93.9      111.6        99.6       100.8       99.5
Income/(loss) from continuing operations before
  income taxes.....................................     348.6     (284.1)      (77.7)       44.5       91.9
Provision for/(benefit from) income taxes..........     134.8     (104.5)      (42.6)       16.4       84.1
Income/(loss) from continuing operations...........     213.8     (179.6)      (35.1)       28.1        7.7
Income/(loss) from discontinued operations(2)......   2,643.9     (146.3)      118.4        (2.1)    (112.2)
Cumulative effect of accounting changes............        --         --          --          --     (190.0)
Net income/(loss)..................................   2,857.7     (325.9)       83.3        26.0     (294.5)
-----------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Current assets.....................................  $1,774.9   $1,681.3    $2,228.9    $2,077.6   $2,091.4
Current liabilities................................   1,487.1    2,214.2     2,231.5     1,992.6    1,639.6
Properties and equipment, net......................   1,871.3    1,736.1     1,730.1     1,454.1    1,707.9
Total assets.......................................   4,945.8    6,360.6     6,230.6     6,108.6    5,598.6
Total debt.........................................   1,388.2    1,933.8     1,529.7     1,706.1    1,819.2
Shareholders' equity -- common stock...............     632.4    1,224.4     1,497.1     1,510.2    1,537.5
-----------------------------------------------------------------------------------------------------------
DATA PER COMMON SHARE
Earnings/(loss) from continuing operations.........  $   2.32   $  (1.87)   $   (.38)   $    .30   $    .08
Cumulative effect of accounting changes............        --         --          --          --      (2.12)
Net earnings/(loss)................................     31.06      (3.40)        .88         .28      (3.29)
Dividends..........................................       .50       1.175       1.40        1.40       1.40
Book value.........................................     8 .06      12.57       15.91       16.16      17.10
Average common shares outstanding (thousands)......    91,976     95,822      93,936      91,461     89,543
-----------------------------------------------------------------------------------------------------------
OTHER STATISTICS
Income from continuing operations before special
  items(3).........................................  $  222.5   $  205.7    $  163.9    $  128.1   $  152.8
Dividends paid on common stock.....................      45.6      112.1       131.5       127.9      125.4
Capital expenditures...............................     456.6      537.6       444.6       309.6      398.4
Common shareholders of record......................    17,415     19,496      18,501      19,358     20,869
Common stock price range(4)........................  56 1/4-33 1/16 45 7/8-24 13/16 29 15/16-23 3/16 26 9/16-22 5/16    29-20 5/8
Number of employees -- continuing operations
  (thousands)......................................      17.4       20.3        19.9        19.8       19.4
-----------------------------------------------------------------------------------------------------------

(1) Certain prior-year amounts have been reclassified to conform to the 1996 presentation.
(2) Comprised of income from operations of $13.5, $5.0 and $118.4 in 1996, 1995 and 1994, respectively. 1996 also includes (a) the gain of $2,603.1 on the dispositions of NMC, Amicon and Agracetus and (b) a $31.9 reversal of a previously recorded provision for Grace's cocoa business, partially offset by (c) the charge of $4.6 recorded in connection with the classification of TEC Systems as a discontinued operation. 1995 includes a provision of $151.3 relating to Grace's remaining discontinued operations, primarily Grace's cocoa business.
(3) Income/(loss) from continuing operations reconciles to income from continuing operations before special items as follows:

                                                                1996       1995        1994        1993       1992
                                                              --------   --------    --------    --------   --------
  Income/(loss) from continuing operations..................  $  213.8   $ (179.6)   $  (35.1)   $   28.1   $    7.7
  Special items (after-tax):
  Gain on sales of businesses...............................    (210.1)        --          --          --         --
  Restructuring costs and asset impairments/other
    activities..............................................      69.9      138.0          --          --         --
  Provisions relating to asbestos-related liabilities and
    insurance coverage......................................     148.9      178.7       200.0       100.0         --
  Provision for corporate governance........................        --       18.6          --          --         --
  Provisions for environmental liabilities at former
    manufacturing sites.....................................        --       50.0        26.0          --         --
  Gain on sale of remaining interest in REG.................        --         --       (27.0)         --         --
  Provision relating to fumed silica plant..................        --         --          --          --      140.0
  Postretirement benefits prior to plan amendments..........        --         --          --          --        5.1
                                                              --------   --------    --------    --------   --------
  Income from continuing operations before special items....  $  222.5   $  205.7    $  163.9    $  128.1   $  152.8
                                                              ========   ========    ========    ========   ========

    Although "Income from continuing operations before special items" is a measure not recognized under generally accepted accounting principles and may be inconsistent with similar measures presented by other companies, Grace management believes that the presentation of this measure enhances the comparability of Grace's operating results from period to period.

(4) The stock prices for 1995 -- 1992 and the first nine months of 1996 have been adjusted so that they are on a basis comparable to the stock prices following the disposition of NMC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

REVIEW OF OPERATIONS

Overview

Sales and revenues decreased 3% in 1996 versus 1995, and increased 14% in 1995 over 1994. Excluding divested businesses from all periods, sales and revenues increased 3% in 1996 over 1995 and 14% in 1995 over 1994.

     Pretax income/(loss) from continuing operations was $348.6 million in 1996, $(284.1) million in 1995 and $(77.7) million in 1994. As noted in footnote (3) to the table below, pretax income/(loss) from continuing operations for all three years was affected by various special items. Grace's 1996 pretax operating income before special items of $419.4 million increased 14% over 1995, and 1995 pretax operating income before special items of $367.4 million increased 19% over 1994. Excluding divested businesses, pretax operating income before special items increased 12% in 1996 over 1995 and 20% in 1995 over 1994.

     For all periods presented, pretax operating results have been restated to reflect the classification of certain businesses as discontinued operations.

                                                                       (Dollars in millions)
W.R. GRACE & CO. AND SUBSIDIARIES                               ------------------------------------
PRETAX OPERATING RESULTS -- CONTINUING OPERATIONS                 1996          1995          1994
------------------------------------------------------------    --------      --------      --------
Sales and revenues, before divested businesses..............    $3,252.2      $3,150.9      $2,758.7
Sales and revenues of divested businesses (1)...............       201.9         401.7         369.8
                                                                --------      --------      --------
     Sales and revenues.....................................    $3,454.1      $3,552.6      $3,128.5
                                                                ========      ========      ========

Operating income/(loss) before divested businesses..........    $  407.2      $  217.5      $  (17.3)
Operating income/(loss) of divested businesses (1)..........         2.0          (6.6)         (1.9)
                                                                --------      --------      --------
     Operating income/(loss) (2)(3).........................    $  409.2      $ (224.1)     $  (19.2)

Other income/(expenses) (4):
     Interest expense and related financing costs...........       (71.6)        (71.3)        (49.5)
     Other income/(expenses), net...........................        11.0          11.3          (9.0)
                                                                --------      --------      --------
     Income/(loss) from continuing operations...............    $  348.6      $ (284.1)     $  (77.7)
                                                                ========      ========      ========

(1) Primarily reflects Grace's water treatment and process chemicals business, divested in June 1996.

(2) Reflects the allocation of general corporate overhead, general corporate research expenses and certain other income and expense items that can be identified with continuing operations.

(3) A reconciliation of operating income/(loss) to operating income before special items is as follows:

    Operating income/(loss).....................................  $ 409.2    $(224.1)   $ (19.2)
    Special items:
      Gain on sales of businesses...............................   (326.4)        --         --
      Restructuring costs and asset impairments/other
        activities..............................................    107.5      209.5         --
      Provisions relating to asbestos-related liabilities and
        insurance coverage......................................    229.1      275.0      316.0
      Provision for corporate governance........................       --       30.0         --
      Provisions for environmental liabilities at former
        manufacturing sites.....................................       --       77.0       40.0
      Gain on sale of remaining interest in REG.................       --         --      (27.0)
                                                                  -------    -------    -------
      Operating income before special items.....................  $ 419.4    $ 367.4    $ 309.8
                                                                  -------    -------    -------

   Although "Operating income before special items" is a measure not recognized under generally accepted accounting principles and may be inconsistent with similar measures presented by other companies, Grace management believes that the presentation of this measure enhances the comparability of Grace's operating results from period to period.

(4) Corporate interest and financing costs and nonallocable expenses are not reflected in pretax operating income from continuing operations because significant financing decisions are centralized at the corporate level. Other income/(expenses), net includes interest income relating to the settlement of prior years' federal income tax returns of $7.5 million in 1996 and $9.8 million in 1995.

        W.R. GRACE & CO. AND SUBSIDIARIES               (Dollars in millions)              Percentage Change
         (excluding divested businesses)           --------------------------------    --------------------------
               SALES AND REVENUES                    1996        1995        1994      '96 vs. '95    '95 vs. '94
-------------------------------------------------  --------    --------    --------    -----------    -----------
Packaging........................................  $1,735.4    $1,692.1    $1,417.5        2.6%          19.4%
Container........................................     274.7       279.9       252.9       (1.9)          10.7
                                                   --------    --------    --------       ----           ----
  Total Packaging................................  $2,010.1    $1,972.0    $1,670.4        1.9           18.1
Catalysts and other silica-based products........     732.2       699.9       615.1        4.6           13.8
Construction.....................................     435.0       397.2       387.1        9.5            2.6
Other (1)........................................      74.9        81.8        86.1       (8.4)          (5.0)
                                                   --------    --------    --------
  Sales and revenues.............................  $3,252.2    $3,150.9    $2,758.7        3.2%          14.2%
                                                   ========    ========    ========

                                                      1996 as a Percentage of 1995
                                                ----------------------------------------
SALES AND REVENUES ESTIMATED VARIANCE ANALYSIS  VOLUME   PRICE/MIX   TRANSLATION   Total
----------------------------------------------  ------   ---------   -----------   -----
Packaging..........................               3.9%     (1.0)%        (.3)%      2.6%
Container..........................               1.0       (.3)        (2.6)      (1.9)
     Total Packaging...............               3.4       (.9)         (.6)       1.9
Catalysts and other silica-based products...      7.2      (1.3)        (1.3)       4.6
Construction.......................               8.8        .9          (.2)       9.5
Other (1)..........................              (5.9)       .1         (2.6)      (8.4)
     Sales and revenues............               4.7%      (.8)%        (.7)%      3.2%

                                                      1995 as a Percentage of 1994
                                                ----------------------------------------
SALES AND REVENUES ESTIMATED VARIANCE ANALYSIS  Volume   Price/Mix   Translation   Total
----------------------------------------------  ------   ---------   -----------   -----
Packaging..........................              10.2%      6.0%         3.2%      19.4%
Container..........................               4.9        .8          5.0       10.7
     Total Packaging...............               9.4       5.2          3.5       18.1
Catalysts and other silica-based products...      4.7       4.7          4.4       13.8
Construction.......................                .4       1.1          1.1        2.6
Other (1)..........................              (8.2)      (.8)         4.0       (5.0)
     Sales and revenues............               9.7%      1.7%         2.8%      14.2%

(1) Primarily reflects Grace's specialty polymers business, which is expected to be divested in 1997.

SALES AND REVENUES

As noted in the preceding table, sales and revenues (excluding divested businesses) increased 3% in 1996 over 1995, reflecting a favorable volume variance estimated at 5% (with increased volumes in all core product lines), offset by unfavorable price/ product mix and currency translation variances estimated at 1% each. The following is a discussion of the sales and revenues of Grace's product lines.

PACKAGING

1996 sales increased 3% over 1995, a year in which sales increased 19% over 1994. 1996 laminate sales increased in all regions, particularly in Latin America and Asia Pacific due to market share growth, and in North America primarily due to a strong fourth quarter in the rollstock and processed and prepared foods market segments. 1996 sales growth in bags was modest overall. Sales volumes in bags increased in Latin America due to economic improvement in Argentina, increased cattle slaughter rates in Uruguay and higher per capita beef consumption in Brazil. Growth in North American bag sales, due to continued penetration of TBG(TM) (total boneguard) bags in the fresh red meat segment, was partially offset by lower volumes in the meat producing and processing industries, as higher corn prices led to reductions in beef herds, which in turn drove down volumes. Sales of bags in Asia Pacific and Europe were flat, as the negative effects of reduced beef consumption due to consumer fears associated with the outbreak of E. coli bacteria and the publicity surrounding bovine spongiform encephalopathy in the United Kingdom -- commonly referred to as "mad cow disease" -- were partially offset by the positive effects of increased consumption of other fresh red meats, poultry and fish. Film sales in 1996 were flat, as sales growth in Europe was offset by sales declines in North America and Asia Pacific due to continued pricing pressures. The improvement in Europe resulted from growth in demand in the U.K. bakery market segment and higher sales from new product introductions.

CONTAINER

Sales decreased slightly in 1996 versus 1995, as sales declines in closure compounds (due to lower consumer demand for beverage products in Europe and a decrease in market share in Asia Pacific) were partially offset by volume increases from improved market penetration of can coating products in Latin America (primarily due to the 1996 acquisition of Bayem S.A. de C.V., a Mexican producer of can coatings and closure sealants for the rigid container industry). North American container sales were up slightly due to strong sales of can sealing compounds.

CATALYSTS AND OTHER SILICA-BASED PRODUCTS

1996 sales of catalysts and other silica-based products benefited from continued expansion into new markets and the introduction of higher-value-added products and new technologies, partially offset by competitive pricing pressures. Volumes increased in all regions, especially in Asia Pacific due to an increase in market share in refinery catalysts. However, in Europe and North America, refinery catalyst sales continued to be negatively impacted by competitive pricing pressures. Polyolefin catalyst sales were positively impacted by the strong resin market, and silica/adsorbent sales benefited from new product applications in Europe and Asia Pacific.

CONSTRUCTION

Sales increased in all regions and within all product lines, especially in North America, where volumes in concrete and waterproofing products benefited from growth in housing starts and infrastructure projects. Also significantly contributing to the increase was the positive impact of an increase in market share for fire protection and concrete products in Asia Pacific. Sales also have risen due to the introduction of new products.

OPERATING RESULTS -- 1996 COMPARED TO 1995

Pretax operating income before special items (excluding divested businesses) increased 12% in 1996 as compared to 1995, as cost management programs continued to favorably impact results across all regions and product lines. As further discussed below under "Statement of Operations: Restructuring Costs, Asset Impairments and Other Costs," Grace has implemented a worldwide program to streamline processes and reduce general and administrative expenses, factory administration costs and noncore corporate research and development expenses. In addition, North American results in 1996 were positively affected by sales volume increases in construction products and bags and laminates, partially offset by a decline in refinery catalyst sales. European results were favorably impacted by volume increases in construction products and silicas/adsorbents. In Asia Pacific, results declined, reflecting lower pricing and an unfavorable product mix in bags, and volume declines in closure compounds, partially offset by volume increases in construction products and refinery and polyolefin catalysts, as discussed above. Also affecting 1996 results were higher expenses associated with the start-up of new silica and packaging plants in Kuantan, Malaysia. Latin American results were favorably impacted by volume increases in bags and can coating products, as discussed above.

OPERATING RESULTS -- 1995 COMPARED TO 1994

As noted above, sales and revenues (excluding divested businesses) increased 14% in 1995 over 1994, reflecting favorable volume, price/product mix and currency translation variances estimated at 10%, 1% and 3%, respectively. Pretax operating income before special items (excluding divested businesses) increased 20% in 1995 over 1994. Volumes increased in all core product lines. Packaging volume increases reflected higher sales of bags, films and laminates in all regions, other than laminates in Latin America. Container volume increases resulted from increased sales of can sealing products in Asia Pacific and coating products in Latin America. Volume increases in catalysts and other silica-based products reflected higher sales in all regions, especially refinery catalysts in Asia Pacific and Europe, and silica/adsorbent products in Europe and Asia Pacific. North American operations experienced reduced profitability in refinery catalysts; refiners continued to experience low margins, as the narrow spread between light and heavy crude oil prices led customers to crack higher-quality light crude (which requires fewer catalysts). Construction products experienced volume increases, primarily in Asia Pacific due to increased construction activity, partially offset by volume decreases in fire protection products in North America (due to a small market share decline) and waterproofing products in North America and Europe (due to higher material costs and a slowdown in the nonresidential construction market). Operating income before taxes also benefited from an economic recovery in Europe that revitalized key markets and the absence of costs incurred in 1994 to streamline European packaging and container operations, partially offset by higher operating costs incurred to increase market share in the Asia Pacific region.

STATEMENT OF OPERATIONS

INTEREST EXPENSE AND RELATED FINANCING COSTS

Excluding amounts allocated to discontinued operations, interest expense and related financing costs of $71.6 million in 1996 were flat versus 1995. Including amounts allocated to discontinued operations, interest expense and related financing costs decreased 10% in 1996 over 1995, to $147.9 million, primarily due to lower average short-term interest rates.

     Grace's debt and interest rate management objectives are to reduce its cost of funding over the long term. To manage the interest profile on its debt, Grace enters into interest rate agreements; during 1996 most of these agreements effectively converted fixed-rate debt into variable-rate debt. These agreements have readily quantifiable impacts on interest cost and are characterized by broad market liquidity.

     See "Financial Condition: Liquidity and Capital Resources" below for further information on borrowings and interest rate agreements.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending decreased 16% in 1996 versus 1995. The decrease reflects the positive impact of cost management initiatives, primarily the closing of Grace's corporate research facility, the transfer of core research and development activities to existing product line facilities, and the termination of activities not related to Grace's core packaging and specialty chemicals businesses. Research and development activities include research in specialty packaging, catalysts, construction materials and process engineering.

RESTRUCTURING COSTS, ASSET IMPAIRMENTS AND OTHER COSTS

Restructuring Costs

Grace recorded restructuring charges of $75.4 million in 1996 and $129.8 million in 1995 ($49.0 million and $85.1 million after-tax, respectively). Grace began implementing a worldwide program in 1995 to streamline processes and reduce general and administrative expenses, factory administration costs and noncore corporate research and development expenses. Under this program Grace has implemented, and expects to further implement, additional cost reductions and efficiency improvements, as it further evaluates and reengineers its operations. In connection with these actions, Grace recorded pretax charges of $53.7 million and $21.7 million in the second and fourth quarters of 1996, respectively. These charges primarily relate to headcount reductions, the restructuring of Grace's European packaging operations (in areas such as working capital management, manufacturing and sales) and the further restructuring of Grace's corporate research activities, certain of which are now conducted at product line facilities.

     The components of the 1996 and 1995 restructuring charges, spending and other activity during 1995 and 1996, and the remaining reserve balances at December 31, 1996, were as follows:
--------------------------------------------------------------------------------

                                                  EMPLOYEE
                                                 TERMINATION    PLANT/OFFICE       ASSET       OTHER
                                                  BENEFITS        CLOSURES      WRITE-DOWNS    COSTS     TOTAL
                                                 -----------    ------------    -----------    ------    ------
Restructuring provisions recorded in 1995......    $ 74.3          $13.4          $ 18.6       $ 23.5    $129.8
Cash payments during 1995......................     (13.0)          (3.5)             --         (3.1)    (19.6)
Noncash activity...............................        --             --            (4.3)        (1.5)     (5.8)
                                                   ------          -----          ------       ------    ------
Restructuring reserve at December 31, 1995.....    $ 61.3          $ 9.9          $ 14.3       $ 18.9    $104.4
Restructuring provisions recorded in 1996......      69.3            6.1              --           --      75.4
Cash payments during 1996......................     (57.8)           (.6)             --        (16.0)    (74.4)
Noncash activity...............................        --             --           (14.3)          --     (14.3)
                                                   ------          -----          ------       ------    ------
Restructuring reserve at December 31, 1996.....    $ 72.8          $15.4          $   --       $  2.9    $ 91.1
                                                   ======          =====          ======       ======    ======

--------------------------------------------------------------------------------

Employee termination benefits primarily represent severance pay and other benefits (including benefits under long-term incentive programs paid over time) associated with the elimination of approximately 1,300 positions worldwide, with more than

60% of the eliminated positions coming from worldwide corporate staff functions and the restructuring of Grace's worldwide packaging operations. Through December 31, 1996, approximately 800 positions had been eliminated worldwide.

     Grace's estimated annual cost savings under the restructuring programs are expected to total approximately $140 million when fully realized, with approximately $100 million being realized annually as a result of the actions taken through the end of 1996. The remaining actions under the programs are expected to be substantially implemented during 1997.

Asset Impairments

During 1996 and 1995, Grace determined that, due to various events and changes in circumstances (including the worldwide restructuring programs described above), certain long-lived assets and related goodwill were impaired. As a result, in the fourth quarters of 1996 and 1995, Grace recorded noncash pretax charges of $32.1 million and $39.2 million, respectively ($20.9 million and $26.6 million after-tax, respectively), the majority of which related to assets that will continue to be held and used in Grace's packaging and specialty chemicals businesses. The components of the 1996 and 1995 charges were (a) goodwill and other intangibles of $11.1 million and $4.7 million, respectively;
(b) properties and equipment of $9.0 million and $20.0 million, respectively;
(c) long-term investments of $6.7 million and $8.6 million, respectively; and
(d) other assets of $5.3 million and $5.9 million, respectively. Grace determined the amounts of the charges based on various valuation techniques, including discounted cash flow, replacement cost and net realizable value for assets to be disposed.

Other Costs

In the fourth quarter of 1995, Grace recorded pretax charges totaling $40.5 million ($25.9 million after-tax) relating to the write-down of corporate assets ($27.0 million) and working capital assets ($13.5 million).

Income Taxes

Grace's effective tax (benefit) rates were 38.7% in 1996, (36.8)% in 1995 and (54.8)% in 1994. Excluding the special items shown in the table under "Review of
Operations: Overview" above, Grace's effective tax rates were 38.0%, 33.1% and 34.8% in 1996, 1995 and 1994, respectively. The lower effective tax rate in 1995 compared to 1996 was largely due to the reversal in 1995 of a valuation allowance on foreign net operating losses. The lower effective tax rate in 1995 compared to 1994 was primarily due to the reversal in 1995 of the valuation allowance on foreign net operating losses and lower state income taxes, partially offset by higher taxes on foreign operations.

     Grace has provided a valuation allowance relating to uncertainty as to the realization of certain deferred tax assets, primarily state and local net operating loss carryforwards and net deferred tax assets. Tax planning strategies during 1996 enabled Grace to reverse the valuation allowance on tax credit carryforwards during the year. Based on anticipated future results, Grace has concluded that it is more likely than not that the remaining balance of the net deferred tax assets, after consideration of the valuation allowance, will be realized.

DISCONTINUED OPERATIONS

Health Care

During 1996, Grace completed the separation of National Medical Care, Inc. (NMC) and sold its separations science business (Amicon). These businesses, representing Grace's principal health care businesses, had been classified as discontinued operations in 1995. 1996 income from discontinued operations of $2,643.9 million includes income of $24.8 million ($60.3 million pretax) from health care operations, a tax-free gain of approximately $2.5 billion on the NMC transaction, and a gain of $40.0 million ($70.4 million pretax) on the sale of Amicon. (Loss)/income from discontinued operations of $(146.3) million in 1995 and $118.4 million in 1994 includes income from health care operations of $22.0 million ($104.6 million pretax) and $124.7 million ($227.1 million pretax), respectively.

Cocoa

Grace's cocoa business was classified as a discontinued operation in 1993. During the fourth quarter of 1995, Grace revised the divestment plan for the business. The revised plan focused on the improvement of operating cash flow through the adoption of new strategies and a new global organizational structure, while better positioning the business for outright sale. As a result of this revised divestment plan, Grace recorded an additional provision of $151.3 million (net of an applicable tax effect of $48.7 million) related to the cocoa business and other remaining discontinued operations. In December 1996, Grace announced that it had entered into a definitive agreement to sell the cocoa business to Archer-Daniels-Midland Company. As a result, in the fourth quarter of 1996, Grace reassessed its estimated loss on the divestment of the business and reversed previously recorded provisions of $31.9 million (net of an applicable tax effect of $18.1 million), within income from discontinued operations. The divestment of the cocoa business was completed in February 1997, with Grace receiving $470.0 million (inclusive of debt assumed by the buyer), subject to adjustment.

Other

In the fourth quarter of 1996, Grace classified its thermal and emission control systems business (TEC Systems) as a discontinued operation. In connection with classifying TEC Systems as a discontinued operation, Grace recorded a provision of $4.6 million (net of an applicable tax benefit of $2.4 million) related to TEC Systems' anticipated net operating results through the expected date of divestment, as well as the loss anticipated on the divestment.

     In May 1996, Grace completed the sale of the transgenic plant business of its Agracetus subsidiary to the Monsanto Company for $150.0 million, resulting in a pretax gain of $129.0 million ($79.4 million after-tax, or $0.86 per common share of the Company). Additionally, in March 1996, Grace sold its microwave business for gross proceeds of $3.9 million.

     In February 1995, Grace sold its composite materials business for gross proceeds of $3.0 million. During 1994, Grace sold its battery separators business and a portion of its engineered materials and systems businesses for gross proceeds of $316.2 million, approximating prior estimates. Grace also sold its animal genetics and Caribbean fertilizer operations in 1994 for proceeds of $44.1 million. In 1994, Grace also sold substantially all of its interests in Colowyo Coal Company (Colowyo) for proceeds of $218.3 million, including $192.8 million of proceeds from a nonrecourse financing secured by a portion of the revenues from certain long-term coal contracts. Grace retained a limited partnership interest in Colowyo, entitling it to share in the revenues from these coal contracts.

     These businesses were classified as discontinued operations in 1993 (other than TEC Systems in 1996 and Colowyo in 1992).

FINANCIAL CONDITION

Liquidity and Capital Resources

Grace's continuing operating activities provided net pretax cash of $355.6 million in 1996, versus $247.3 million in 1995. The improved cash flow from operations in 1996 was offset by the expenditure of $2.1 million for the defense and disposition of asbestos-related property damage and personal injury litigation, net of amounts received under settlements with insurance carriers, compared to a cash inflow from asbestos-related litigation, net of insurance recoveries, of $97.0 million in 1995. After giving effect to the net pretax cash provided by operating activities of discontinued operations and payments of income taxes, the net cash provided by operating activities increased $116.3 million in 1996 versus 1995.

     Investing activities provided $2,072.9 million of cash in 1996, largely reflecting net cash proceeds of $2,720.3 million from divestments of businesses. This excluded (a) $100.0 million received in January 1997 on the 1996 sale of the water treatment and process chemicals business; and (b) $115.6 million received in January 1997 on the 1996 sale of Amicon. Grace made capital expenditures of $456.6 million in 1996, primarily related to the packaging and catalysts and other silica-based products businesses. Also, net investing activities of discontinued operations for 1996 used $192.9 million of cash (compared to $295.2 million in 1995); primarily decreasing as a result of the disposition of NMC in the 1996 third quarter. Grace anticipates total capital expenditures for 1997 to approximate $300 million, all of which will be directed towards its core businesses.

     Net cash used for financing activities in 1996 was $2,267.8 million, primarily reflecting reductions in debt, the repurchase of stock (discussed below), and the payment of dividends, partially offset by proceeds from the exercise of employee stock options. Total debt was $1,388.2 million at December 31, 1996, a decrease of $545.6 million from December 31, 1995. In addition to the reduction of debt, in 1996 Grace terminated agreements to sell up to $300 million of interests in designated pools of trade receivables, $180 million of which pertained to NMC. At December 31, 1995, $295.8 million had been received pursuant to such sales, $179.8 million of which pertained to NMC.

     Grace initiated a program in April 1996 to repurchase 10.0 million shares of its common stock. As of September 27, 1996, Grace had acquired 9,864,800 shares under this program at a cost of $727.1 million (or an average price of approximately $73.70 per share, before adjustment for the effect of the NMC transaction on the price per share of Grace stock). Following the NMC transaction, Grace implemented a second program to repurchase up to 20% of the approximately 89.0 million shares then outstanding. Through March 4, 1997, Grace had repurchased 16,019,900 shares at a cost of $849.1 million (or an average price of approximately $53.00 per share).

     As Grace's balance sheet is restructured to support its core businesses, Grace is targeting a ratio of debt (net of cash and short-term investments) to earnings before interest, taxes, depreciation and amortization (EBITDA) of 1.6 to 2.0. Grace believes this ratio is the appropriate measure of leverage for management purposes because it compares debt to the pretax cash flow available to service debt. Also, it is not subject to distortion (as traditional debt/equity or debt/capital ratios are) following a major share repurchase program such as those Grace has executed. At the targeted debt/EBITDA level of
1.6 to 2.0, Grace benefits from the tax advantages of debt financing on its overall weighted average cost of capital while retaining the financial flexibility to invest in the continued growth of its core businesses. Grace believes it can safely exceed its target leverage range on a short-term basis to meet its investment needs. The cash received and to be received from divestments is being used to reduce debt and repurchase shares to bring the capital structure within the target range. At December 31, 1996, the debt/EBITDA ratio was 2.3, outside the target range primarily due to the timing of the share repurchases ahead of cash divestment proceeds. It is expected that the ratio will be within the target range in 1997.

     In May 1996, Grace entered into a revolving credit agreement, expiring May 1997, providing for total borrowings of $1.85 billion, and terminated three previous agreements providing for total borrowings of $850 million. During the fourth quarter of 1996, Grace reduced the borrowings available under this new credit agreement to $650 million, reflecting the completion of the NMC transaction. In addition, Grace continues to have $350 million available under a separate long-term facility expiring on September 1, 1999. Thus, Grace had committed borrowing facilities totaling $1.0 billion, of which $471.3 million was available, at the end of 1996.

     In October 1996, Grace announced that it expected to divest four noncore businesses by late 1996 or 1997. The businesses to be sold were Grace's cocoa business, Amicon, TEC Systems and Grace's specialty polymers business. As noted above, in December 1996, Grace completed the sale of Amicon and announced that it had entered into a definitive agreement to sell its cocoa business. In February 1997, Grace completed the sale of the cocoa business and entered into an agreement to sell its specialty polymers business. Grace expects to complete the sale of its specialty polymers business in the second quarter of 1997 and the sale of TEC Systems in 1997.

ASBESTOS-RELATED MATTERS

Grace is a defendant in lawsuits relating to previously sold asbestos-containing products. In 1996, Grace paid $2.1 million for the defense and disposition of asbestos-related property damage and personal injury litigation, net of amounts received under settlements with insurance carriers. During the fourth quarter of 1996, Grace recorded a noncash pretax charge of $229.1 million ($148.9 million after-tax), primarily to reflect the estimated costs of defending against and disposing of personal injury claims expected to be filed through 2001. The estimated costs used to determine the amount of this charge have not been discounted to their present values, and the time period over which the associated cash is actually expended is likely to extend beyond 2001. The balance sheet at year-end 1996 includes a receivable of $331.3 million due from insurance carriers. Grace also has recorded notes receivable of $55.9 million ($48.5 million after discounts) for amounts to be received from 1997 to 2001 pursuant to settlement agreements previously entered into with insurance carriers.

     Although the total amounts to be paid in 1997 with respect to asbestos-related claims (after giving effect to payments to be received from insurance carriers), cannot be precisely estimated, Grace expects that it will be required to expend approximately $75-$100 million (pretax) in 1997 to defend against and dispose of such claims (after giving effect to anticipated insurance recoveries). The amounts with respect to the probable cost of defending against and disposing of asbestos-related claims and probable recoveries from insurance carriers represent estimates and are on an undiscounted basis; the outcomes of such claims cannot be predicted with certainty. See Note 2 to the Consolidated Financial Statements for further information concerning asbestos-related lawsuits and claims.

ENVIRONMENTAL MATTERS

Grace is subject to loss contingencies resulting from environmental laws and regulations. Worldwide expenses of continuing operations related to the operation and maintenance of environmental facilities and the disposal of hazardous and nonhazardous wastes totaled $44.5 million in 1996, $42.6 million in 1995 and $35.0 million in 1994. Such costs are estimated to be $45.0 million in 1997 and $47.0 million in 1998. In addition, worldwide capital expenditures for continuing operations relating to environmental protection totaled $17.1 million in 1996, compared to $14.9 million and $21.5 million in 1995 and 1994, respectively. Capital expenditures to comply with environmental initiatives in future years are estimated to be $13.0 million in 1997 and $12.0 million in 1998. Grace also has incurred costs to remediate environmentally impaired sites. These costs were $20.3 million in 1996, $31.3 million in 1995 and $30.8 million in 1994. These amounts have been charged against previously established reserves. Future cash outlays for remediation costs are expected to total $23.0 million in 1997 and $26.0 million in 1998. Expenditures have been funded from internal sources of cash and are not expected to have a significant effect on liquidity.

     Grace accrues for anticipated costs associated with investigatory and remediation efforts where an assessment has indicated that a loss is probable and can be reasonably estimated. In the fourth quarter of 1995 and the first quarter of 1994, Grace recorded pretax provisions of $77.0 million and $40.0 million ($50.0 million and $26.0 million after-tax), respectively. The 1995 provision related principally to increased cost estimates associated with five former manufacturing sites. At December 31, 1996, Grace's liability for environmental investigatory and remediation costs related to continuing and discontinued operations totaled $256.4 million, as compared to $280.3 million at December 31, 1995. These accruals do not take into account any discounting for the time value of money. Additionally, Grace is in litigation with certain excess insurance carriers regarding the applicability of the carriers' policies to environmental remediation costs; given the uncertainties inherent in this litigation, Grace has not recorded a receivable with respect to such insurance coverage (except in one instance where a settlement with a carrier has been reached).

     Grace's environmental liabilities are reassessed whenever circumstances become better defined and/or remediation efforts and their costs can be better estimated. These liabilities are currently evaluated quarterly, based on available information, including the progress of remedial investigation at each site, the current status of discussions with regulatory authorities regarding the method and extent of remediation at each site and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) and/or new sites are assessed and costs can be reasonably estimated, Grace will continue to review and analyze the need for adjustments to the recorded accruals. However, Grace believes that it is adequately reserved for all probable and estimable environmental exposures.

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Shareholders and Board of Directors of W. R. Grace & Co.

Our audits of the consolidated financial statements referred to in our report dated February 3, 1997 appearing on page F-2 herein also included an audit of the Financial Statement Schedule appearing on page F-33 herein. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICE WATERHOUSE LLP

Price Waterhouse LLP
Ft. Lauderdale, Florida
February 3, 1997

                                                                     SCHEDULE II

                       W. R. GRACE & CO. AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN MILLIONS)

                               FOR THE YEAR 1996

                                                                    ADDITIONS (DEDUCTIONS)
                                                    ------------------------------------------------------
                                                                     CHARGED
                                                    BALANCE AT    (CREDITED) TO                   BALANCE
                                                    BEGINNING       COSTS AND        OTHER,       AT END
                   DESCRIPTION                      OF PERIOD       EXPENSES         NET**       OF PERIOD
                   -----------                      ----------    -------------    ----------    ---------
Valuation and qualifying accounts deducted from
  assets:
  Allowances for notes and accounts receivable....    $ 12.9         $   4.9         $ (6.3)      $ 11.5
  Allowances for long-term receivables............    $ 24.7         $   3.7         $ 14.3       $ 42.7
  Securities of divested businesses...............    $  3.5         $    --         $   .4       $  3.9
  Valuation allowance for deferred tax assets.....    $ 97.7         $ (25.3)        $   --       $ 72.4
Reserves:
  Foreign employee benefit obligations*...........    $ 95.3         $   6.9         $(17.3)      $ 84.9
  Discontinued operations.........................    $366.7         $(105.7)        $(91.8)      $169.2

                               FOR THE YEAR 1995

                                                                   ADDITIONS (DEDUCTIONS)
                                                   ------------------------------------------------------
                                                                    CHARGED
                                                   BALANCE AT    (CREDITED) TO                   BALANCE
                                                   BEGINNING       COSTS AND        OTHER,       AT END
                   DESCRIPTION                     OF PERIOD       EXPENSES         NET**       OF PERIOD
                   -----------                     ----------    -------------    ----------    ---------
Valuation and qualifying accounts deducted from
  assets:
  Allowances for notes and accounts receivable...    $ 95.2         $131.2         $(213.5)      $ 12.9
  Allowances for long-term receivables...........    $ 20.6         $  3.7         $    .4       $ 24.7
  Securities of divested businesses..............    $  4.9         $   --         $  (1.4)      $  3.5
  Valuation allowance for deferred tax assets....    $137.0         $(32.0)        $  (7.3)      $ 97.7
Reserves:
  Foreign employee benefit obligations*..........    $ 82.5         $ 10.6         $   2.2       $ 95.3
  Discontinued operations........................    $239.3         $127.4         $    --       $366.7

                               FOR THE YEAR 1994

                                                                   ADDITIONS (DEDUCTIONS)
                                                   ------------------------------------------------------
                                                                    CHARGED
                                                   BALANCE AT    (CREDITED) TO                   BALANCE
                                                   BEGINNING       COSTS AND        OTHER,       AT END
                   DESCRIPTION                     OF PERIOD       EXPENSES         NET**       OF PERIOD
                   -----------                     ----------    -------------    ----------    ---------
Valuation and qualifying accounts deducted from
  assets:
  Allowances for notes and accounts receivable...    $ 50.3         $102.2         $ (57.3)      $ 95.2
  Allowances for long-term receivables...........    $ 13.4         $  6.9         $    .3       $ 20.6
  Securities of divested businesses..............    $161.2         $   --         $(156.3)      $  4.9
  Valuation allowance for deferred tax assets....    $129.7         $   --         $   7.3       $137.0
Reserves:
  Foreign employee benefit obligations*..........    $ 64.4         $ 11.6         $   6.5       $ 82.5
  Discontinued operations........................    $132.1         $107.2         $    --       $239.3

--------------------------------------------------------------------------------
 * Represents legally mandated employee benefit obligations, primarily pension benefits, relating to Grace's operations in Europe.

** Consists of additions and deductions applicable to businesses acquired, disposals of businesses, bad debt write-offs, foreign currency translation, reclassifications (including the deconsolidation of amounts relating to discontinued operations) and miscellaneous other adjustments.

                                                                      EXHIBIT 11

                       W. R. GRACE & CO. AND SUBSIDIARIES
        WEIGHTED AVERAGE NUMBER OF SHARES AND EARNINGS USED IN PER SHARE
                                  COMPUTATIONS

The weighted average number of shares of Common Stock outstanding were as follows:

                                                                    (IN THOUSANDS)
                                                              --------------------------
                                                               1996      1995      1994
                                                              ------    ------    ------
Weighted average number of shares of Common Stock
  outstanding...............................................  91,976    95,822    93,936

Additional dilutive effect of outstanding options (as
  determined by the application of the treasury stock
  method)...................................................   2,504     2,189       659
                                                              ------    ------    ------
Weighted average number of shares of Common Stock
  outstanding assuming full dilution........................  94,480    98,011    94,595
                                                              ======    ======    ======

Income/(loss) used in the computation of earnings/(loss) per share were as follows:

                                                              (IN MILLIONS, EXCEPT PER SHARE)
                                                              -------------------------------
                                                                1996         1995       1994
                                                              ---------    --------    ------
Net income/(loss)...........................................  $2,857.7     $(325.9)    $83.3

Dividends paid on preferred stocks..........................       (.4)        (.5)      (.5)
                                                              --------     -------     -----
Income/(loss) used in per share computation of earnings and
  in per share computation of earnings assuming full
  dilution..................................................  $2,857.3     $(326.4)    $82.8
                                                              ========     =======     =====

Earnings/(loss) per share...................................  $  31.06     $ (3.40)    $ .88

Earnings/(loss) per share assuming full dilution............  $  30.24     $ (3.33)    $ .88

                                                                         ANNEX G

                         PART 1. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

          W.R. GRACE & CO. AND SUBSIDIARIES            Three Months Ended        Nine Months Ended
  CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)        September 30,            September 30,
----------------------------------------------------------------------------------------------------
       in millions (except per share amounts)           1997        1996         1997         1996
----------------------------------------------------------------------------------------------------
Sales and revenues...................................  $833.1     $  821.3     $2,460.7     $2,603.2
Other income.........................................    12.9          8.2         36.5         26.3
                                                       ------     --------     --------     --------
     TOTAL...........................................   846.0        829.5      2,497.2      2,629.5
                                                       ------     --------     --------     --------
Cost of goods sold and operating expenses............   499.2        503.9      1,492.4      1,565.7
Selling, general and administrative expenses.........   163.3        151.6        467.9        546.5
Depreciation and amortization........................    47.8         43.4        145.5        134.2
Interest expense and related financing costs.........    19.2         18.2         58.6         54.9
Research and development expenses....................    23.3         22.5         66.9         75.0
Restructuring costs..................................      --           --         12.4         53.7
Gain on sales of businesses..........................      --           --       (103.1)      (326.4)
                                                       ------     --------     --------     --------
     TOTAL...........................................   752.8        739.6      2,140.6      2,103.6
                                                       ------     --------     --------     --------
     INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
        TAXES........................................    93.2         89.9        356.6        525.9
Provision for income taxes...........................    34.5         35.5        134.1        192.9
                                                       ------     --------     --------     --------
     INCOME FROM CONTINUING OPERATIONS...............    58.7         54.4        222.5        333.0
Income from discontinued operations..................    12.4      2,465.5         12.4      2,584.4
                                                       ------     --------     --------     --------
     NET INCOME......................................  $ 71.1     $2,519.9     $  234.9     $2,917.4
                                                       ------     --------     --------     --------
----------------------------------------------------------------------------------------------------
Primary earnings per share:
     Continuing operations...........................  $  .77     $    .58     $   2.92     $   3.42
     Net income......................................  $  .93     $  26.99     $   3.08     $  30.02
Fully diluted earnings per share:
     Continuing operations...........................  $  .77     $    .58     $   2.91     $   3.40
     Net income......................................  $  .93     $  26.83     $   3.07     $  29.76
Dividends declared per common share..................  $ .145     $   .125     $   .415     $   .375
Weighted average shares outstanding..................    73.7         91.1         73.9         95.2
----------------------------------------------------------------------------------------------------

   The Notes to Consolidated Financial Statements are integral parts of these statements.

W.R. GRACE & CO. AND SUBSIDIARIES                                        NINE MONTHS ENDED
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)                           SEPTEMBER 30,
----------------------------------------------------------------------------------------------
In millions                                                           1997             1996
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations before income taxes.............   $ 356.6         $   525.9
Reconciliation to cash provided by operating activities:
  Depreciation and amortization...................................     145.5             134.2
  Provision relating to restructuring costs.......................      12.4              53.7
  Gain on sales of businesses.....................................    (103.1)           (326.4)
  Changes in assets and liabilities, excluding effect of
     businesses acquired/divested and foreign currency exchange:
     Increase in notes and accounts receivable, net...............     (63.6)           (158.6)
     (Increase)/decrease in inventories...........................     (13.3)             26.1
     Proceeds from asbestos-related insurance settlements.........      53.3             139.1
     Payments made for asbestos-related litigation settlements,
       judgments and defense costs................................     (88.2)            (86.6)
     Decrease in accounts payable.................................     (36.9)            (36.4)
     Other........................................................     (30.7)           (116.3)
                                                                     -------          --------
  NET PRETAX CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING
     OPERATIONS...................................................     232.0             154.7
Net pretax cash (used for)/provided by operating activities of
  discontinued operations.........................................     (41.0)             68.6
                                                                     -------          --------
  NET PRETAX CASH PROVIDED BY OPERATING ACTIVITIES................     191.0             223.3
Income taxes paid.................................................     (54.5)           (113.8)
                                                                     -------          --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES.......................     136.5             109.5
                                                                     -------          --------
INVESTING ACTIVITIES
Capital expenditures..............................................    (164.4)           (335.3)
Net proceeds from divestments.....................................     684.8           2,802.9
Businesses acquired in purchase transactions, net of cash acquired
  and debt assumed................................................     (16.3)            (33.8)
Net investing activities of discontinued operations...............     (70.7)           (181.2)
Other.............................................................      19.5              25.3
                                                                     -------          --------
  NET CASH PROVIDED BY INVESTING ACTIVITIES.......................     452.9           2,277.9
                                                                     -------          --------
FINANCING ACTIVITIES
Dividends paid....................................................     (30.5)            (36.0)
Repayments of borrowings having original maturities in excess of
  three months....................................................    (105.7)           (513.6)
Increase in borrowings having original maturities in excess of
  three months....................................................        .5                .1
Net repayments of borrowings having original maturities of three
  months or less..................................................    (165.1)           (512.7)
Stock options exercised...........................................      49.1              52.0
Net financing activities of discontinued operations...............        --            (198.8)
Purchase of treasury stock........................................    (335.9)           (727.1)
Other.............................................................        --                .2
                                                                     -------          --------
  NET CASH USED FOR FINANCING ACTIVITIES..........................    (587.6)         (1,935.9)
Effect of exchange rate changes on cash and cash equivalents......      (3.9)              (.5)
                                                                     -------          --------
  (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS................   $  (2.1)        $   451.0
                                                                     -------         ---------
----------------------------------------------------------------------------------------------

   The Notes to Consolidated Financial Statements are integral parts of these statements.

W. R. GRACE & CO. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
--------------------------------------------------------------------------------

                                                             SEPTEMBER 30,     DECEMBER 31,
              In millions (except share data)                    1997              1996
-------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................................    $    66.2         $   68.3
Notes and accounts receivable, net.........................        616.0            831.4
Inventories................................................        370.0            376.1
Net assets of discontinued operations......................         26.8            297.4
Deferred income taxes......................................        116.4            183.9
Other current assets.......................................         26.1             17.8
                                                                --------         --------
  TOTAL CURRENT ASSETS.....................................      1,221.5          1,774.9

Properties and equipment, net of accumulated depreciation
  and amortization of $1,489.6 (December 31,
  1996 -- $1,436.6)........................................      1,771.5          1,871.3
Goodwill, less accumulated amortization of $14.4 (December
  31, 1996 -- $18.6).......................................         37.0             40.6
Asbestos-related insurance receivable......................        260.4            296.3
Deferred income taxes......................................        309.2            309.2
Other assets...............................................        600.4            653.5
                                                                --------         --------
  TOTAL ASSETS.............................................    $ 4,200.0         $4,945.8
                                                             ------------      ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt............................................    $    41.5         $  315.2
Accounts payable...........................................        218.5            274.7
Income taxes...............................................        113.1            123.3
Other current liabilities..................................        676.4            773.9
                                                                --------         --------
  TOTAL CURRENT LIABILITIES................................      1,049.5          1,487.1

Long-term debt.............................................      1,062.7          1,073.0
Deferred income taxes......................................         43.5             43.5
Noncurrent liability for asbestos-related litigation.......        775.5            859.1
Other liabilities..........................................        788.8            850.7
                                                                --------         --------
  TOTAL LIABILITIES........................................      3,720.0          4,313.4
                                                             ------------      ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Common stock issued, par value $.01........................           .8               .8
Paid in capital............................................        593.1            524.1
Retained earnings..........................................        377.0            172.6
Cumulative translation adjustments.........................       (154.0)           (64.6)
Deferred compensation trust, at market.....................         (5.2)              --
Treasury stock, at cost: 6.2 million common shares at
  September 30, 1997.......................................       (331.7)             (.5)
                                                                --------         --------
  TOTAL SHAREHOLDERS' EQUITY...............................        480.0            632.4
                                                                --------         --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............    $ 4,200.0         $4,945.8
                                                             ------------      ------------
-------------------------------------------------------------------------------------------

   The Notes to Consolidated Financial Statements are integral parts of these statements.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

1. BASIS OF PRESENTATION

The interim consolidated financial statements in this Report are unaudited and should be read in conjunction with the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (1996 Form 10-K). The interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented; all such adjustments were of a normal recurring nature. Certain amounts in the prior periods' consolidated financial statements have been reclassified to conform to the current periods' basis of presentation and as required with respect to discontinued operations.

The results of operations for the three- and nine-month interim periods ended September 30, 1997 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 1997.

2. ASBESTOS AND RELATED INSURANCE LITIGATION

Grace is a defendant in property damage and personal injury lawsuits relating to previously sold asbestos-containing products and anticipates that it will be named as a defendant in additional asbestos-related lawsuits in the future. Grace was a defendant in approximately 43,700 asbestos-related lawsuits at September 30, 1997 (17 involving claims for property damage and the remainder involving approximately 105,800 claims for personal injury), compared to approximately 41,500 lawsuits at December 31, 1996 (31 involving claims for property damage and the remainder involving approximately 91,500 claims for personal injury).

Property Damage Litigation

Through September 30, 1997, 139 asbestos property damage cases were dismissed without payment of any damages or settlement amounts; judgments were entered in favor of Grace in nine cases (excluding cases settled following appeals of judgments in favor of Grace); judgments were entered in favor of the plaintiffs in seven cases (none of which is on appeal) for a total of $60.3; and 195 property damage cases were settled for a total of $476.6. Property damage case activity for the nine months ended September 30, 1997 was as follows:
--------------------------------------------------------------------------------

Cases outstanding, December 31, 1996..................................................................         31
Settlements...........................................................................................         (9)
Dismissals............................................................................................         (4)
Judgment in favor of Grace............................................................................         (1)
                                                                                                              ---
    Cases outstanding, September 30, 1997.............................................................         17
                                                                                                               ==

--------------------------------------------------------------------------------

Personal Injury Litigation

Through September 30, 1997, approximately 12,600 asbestos personal injury lawsuits involving approximately 29,100 claims were dismissed without payment of any damages or settlement amounts (primarily on the basis that Grace products were not involved), and approximately 34,100 lawsuits involving approximately 71,300 claims were disposed of for a total of $212.1. Personal injury claim activity for the nine months ended September 30, 1997 was as follows:

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------
Claims outstanding, December 31, 1996................................................................................   91,511
New claims...........................................................................................................   17,852
Claims under amended complaints......................................................................................    3,261
Settlements..........................................................................................................   (5,009)
Dismissals...........................................................................................................   (1,767)
Judgments............................................................................................................       (5)
                                                                                                                       -------
    Claims outstanding, September 30, 1997...........................................................................  105,843
                                                                                                                       -------

--------------------------------------------------------------------------------

Asbestos-Related Liability

Based upon and subject to the factors discussed in Note 2 to the consolidated financial statements in the 1996 Form 10-K, Grace estimates that its probable liability with respect to the defense and disposition of asbestos property damage and personal injury cases and claims was as follows at September 30, 1997 and December 31, 1996:
--------------------------------------------------------------------------------

                                                                                               SEPTEMBER 30,     December 31,
                                                                                                  1997(1)          1996(1)
-----------------------------------------------------------------------------------------------------------------------------
Current liability for asbestos-related litigation(2).........................................     $ 135.0           $135.0
Noncurrent liability for asbestos-related litigation.........................................       775.5            859.1
                                                                                                   ------           ------
    Total asbestos-related liability(3)......................................................     $ 910.5           $994.1
                                                                                                ---------        ---------

--------------------------------------------------------------------------------
(1) Reflects property damage and personal injury cases and claims pending at September 30, 1997 and December 31, 1996, respectively, as well as personal injury claims expected to be filed through 2001.
(2) Included in "Other current liabilities" in the Consolidated Balance Sheet.
(3) Excludes one property damage case as to which liability is not yet estimable because Grace has not yet been able to obtain sufficient information through discovery proceedings.

Asbestos-Related Insurance Receivable

Grace previously purchased insurance policies with respect to its asbestos-related lawsuits and claims. The following table displays the activity in Grace's notes receivable from insurance carriers and asbestos-related insurance receivable during the nine months ended September 30, 1997:
--------------------------------------------------------------------------------

NOTES RECEIVABLE
Notes receivable from insurance carriers at December 31, 1996, net of discount of $7.4(1).............................  $ 48.5
Proceeds from asbestos-related insurance settlements..................................................................   (17.4)
Amortization, net.....................................................................................................     1.9
                                                                                                                        ------
    Notes receivable from insurance carriers at September 30, 1997, net of discount of $5.5(2)........................  $ 33.0
                                                                                                                        ------
INSURANCE RECEIVABLE
Asbestos-related insurance receivable at December 31, 1996(3).........................................................  $331.3
Proceeds from asbestos-related insurance settlements..................................................................   (35.9)
                                                                                                                        ------
    Asbestos-related insurance receivable at September 30, 1997(3)....................................................  $295.4
                                                                                                                        ------
    Total amounts due from insurance carriers.........................................................................  $328.4
                                                                                                                        ------

--------------------------------------------------------------------------------
(1) Classified in the December 31, 1996 Consolidated Balance Sheet as $17.2 in "Notes and accounts receivable, net" and $31.3 in "Other assets."
(2) Classified in the September 30, 1997 Consolidated Balance Sheet as $15.6 in "Notes and accounts receivable, net" and $17.4 in "Other assets."
(3) $35.0 of the asbestos-related insurance receivable is classified in "Notes and accounts receivable, net" in the December 31, 1996 and September 30, 1997 Consolidated Balance Sheets.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

Insurance Litigation

Grace's ultimate exposure with respect to its asbestos-related cases and claims will depend on the extent to which its insurance will cover damages for which it may be held liable, amounts paid in settlement and litigation costs. In Grace's opinion, it is probable that recoveries from its insurance carriers (including amounts reflected in the receivable discussed above), along with other funds, will be available to satisfy the property damage and personal injury cases and claims pending at September 30, 1997, as well as personal injury claims expected to be filed in the foreseeable future. Consequently, Grace believes that the resolution of its asbestos-related litigation will not have a material adverse effect on its consolidated financial position.

For additional information, see Note 2 to the consolidated financial statements in the 1996 Form 10-K and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition -- Asbestos-Related Matters" in this Report.

3. PROPOSED PACKAGING TRANSACTION

In August 1997, Grace and Sealed Air Corporation (Sealed Air) entered into a definitive agreement to combine Grace's flexible packaging business with the business of Sealed Air to create a new publicly owned company, which will retain the name "Sealed Air Corporation" (New Sealed Air). The combination would follow
(a) the borrowing of approximately $1,200.0 (subject to adjustment) by Grace,
(b) the contribution of the proceeds of the borrowing by Grace to a new company, which will retain the name "W.R. Grace & Co." and will own and operate Grace's specialty chemicals businesses (New Grace), and (c) the distribution by Grace of one share of New Grace common stock for each outstanding Grace share. As a result of these transactions, the holders of Grace common stock would own 100% of New Grace (i.e., the specialty chemicals businesses, consisting of catalysts and silica-based products, construction chemicals and specialty building materials, and container sealants and coatings), as well as New Sealed Air common stock and convertible preferred stock constituting approximately 63% of the equity of New Sealed Air. New Grace will use the $1,200.0 contribution to repay substantially all of its debt, and New Sealed Air will remain liable under the $1,200.0 borrowing. The completion of these transactions is subject to various conditions (including approval by the shareholders of Grace and Sealed
Air) and is expected to occur in the first quarter of 1998. The transactions are expected to be tax-free, for U.S. federal income tax purposes, to Grace and its shareholders.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

4. ACQUISITIONS AND DIVESTMENTS

Acquisitions

In April 1997, Grace purchased all of the shares of capital stock of Schurpack, Inc. (Schurpack), a manufacturer of flexible food packaging located in St. Joseph, Missouri. Schurpack, with 1996 sales of approximately $20.0, is a leading manufacturer of plastic laminate packaging materials for the institutional and retail cook-in market segment. Schurpack also co-extrudes and converts film for food and non-food applications.

In July 1996, Grace completed the acquisition of Cypress Packaging, Inc. (Cypress), a U.S. manufacturer of flexible packaging, primarily for the retail pre-cut produce market segment. In August 1996, Grace acquired Bayem S.A. de C.V. (Bayem), a Mexican manufacturer of can coatings and closure sealants for the rigid container industry.

Divestments

In May 1997, Grace completed the sale of its specialty polymers business to National Starch and Chemical Company for $148.0, subject to adjustment. The sales and revenues of this business for the period from January through May 1, 1997 (the date of sale) were $24.8 ($17.8 and $53.9 for the three and nine months ended September 30, 1996, respectively); its financial position and results of operations were not significant to Grace. The sale of this business resulted in pretax and after-tax gains of $103.1 and $63.0 ($.85 per common share), respectively, in continuing operations.

In June 1996, Grace sold its water treatment and process chemicals business (Dearborn). The sales and revenues of this business for the period from January through June 30, 1996 (the date of sale) were $201.2; its financial position and results of operations were not significant to Grace. The sale of this business and the biopesticides business (sold in the second quarter of 1996) resulted in pretax and after-tax gains of $326.4 and $210.1 ($2.20 per common share), respectively, in continuing operations.

5. DISCONTINUED OPERATIONS

In February 1997, Grace sold its cocoa business to Archer-Daniels-Midland Company (ADM) for total proceeds of $470.0 (inclusive of debt assumed by the buyer), subject to adjustment. The pretax and after-tax effects of the divestment were consistent with prior estimates and were charged against previously established reserves. In October 1997, ADM paid Grace an additional $7.9 (including $.4 of interest income) in settlement of the purchase price adjustment. In anticipation of this settlement, in the third quarter of 1997 Grace reversed previously recorded provisions of $12.4 (net of an applicable tax effect of $6.6), in discontinued operations.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

In the fourth quarter of 1996, Grace classified its thermal and emission control systems business (TEC Systems) as a discontinued operation. In August 1997, Grace sold TEC Systems to Sequa Corporation for total proceeds of $18.4, subject to adjustment. The pretax and after-tax loss on this sale was consistent with prior estimates and was charged against previously established reserves.

Grace classified its health care business as a discontinued operation in the second quarter of 1995 and disposed of that business in 1996.

Results of these discontinued operations that were not charged against previously established reserves, the reversal of previously recorded provisions, and the gain on the May 1996 sale of Grace's transgenic plant business, were as follows:

---------------------------------------------------------------------------------------------------------
                                                           Three Months Ended         Nine Months Ended
                                                             September 30,              September 30,
                                                          1997          1996         1997          1996
---------------------------------------------------------------------------------------------------------
Sales and revenues......................................  $  --       $  545.5       $  --       $1,703.6
                                                          -----       --------       -----       --------
(Loss)/income from operations before taxes(1)...........  $  --       $  (16.2)      $  --       $   54.5
Income tax provision....................................     --            2.0          --           33.2
                                                          -----       --------       -----       --------
     Total Operating Results............................  $  --       $  (18.2)      $  --       $   21.3
                                                          -----       --------       -----       --------
Gain on separation/sale of businesses...................   19.0        2,473.7        19.0        2,602.7
Provision for/(benefit from) income taxes on
  separation/sale of businesses.........................    6.6          (10.0)        6.6           39.6
                                                          -----       --------       -----       --------
     Total income from discontinued operations..........  $12.4       $2,465.5       $12.4       $2,584.4
                                                          -----       --------       -----       --------
---------------------------------------------------------------------------------------------------------

(1) Reflects interest expense allocated to the health care segment of $25.1 and $76.3 for the three and nine months ended September 30, 1996, respectively, based on the ratio of the net assets of the health care business compared to Grace's total capital.

For the three and nine months ended September 30, 1997, the operating results of TEC Systems, the cocoa business and other discontinued operations have been charged against previously established reserves and, therefore, are not reflected in the Consolidated Statement of Operations.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

The components of the net assets of Grace's discontinued operations (excluding intercompany assets) are as follows:

--------------------------------------------------------------------------------------------
                                                             SEPTEMBER 30,      December 31,
                                                                 1997               1996
--------------------------------------------------------------------------------------------
Current assets.............................................      $11.7             $360.5
Properties and equipment, net..............................        4.6              207.2
Investments in and advances to affiliated companies........       12.1               12.1
Other assets...............................................        1.1               65.1
                                                                 -----             ------
     Total assets..........................................      $29.5             $644.9
                                                                 -----             ------
Current liabilities........................................      $ 1.7             $262.8
Other liabilities..........................................        1.0               84.7
                                                                 -----             ------
     Total liabilities.....................................      $ 2.7             $347.5
                                                                 -----             ------
     Net assets............................................      $26.8             $297.4
                                                             ----------         -----------
--------------------------------------------------------------------------------------------

For additional information, see Note 6 to the consolidated financial statements in the 1996 Form 10-K.

6. RESTRUCTURING COSTS

As discussed in Note 4 to the consolidated financial statements in the 1996 Form 10-K, Grace began implementing a worldwide program in 1995 focused on streamlining processes and reducing general and administrative expenses, factory administration costs and noncore corporate research and development expenses. As previously reported, Grace has continued to implement additional cost reductions and efficiency improvements beyond those initiated in 1995, as its businesses have further evaluated and reengineered their operations. As a result of these evaluations, in the second quarters of 1997 and 1996, Grace recorded pretax charges of $12.4 ($8.0 after-tax) and $53.7 ($32.4 after-tax), respectively, principally related to the restructuring of its packaging business. The 1997 charge primarily related to the restructuring of the packaging business from a worldwide group of independent regional units into an integrated global organization, and was primarily comprised of employee termination benefits. The 1996 charge primarily related to the restructuring of Grace's European packaging business and consisted of costs related to employee termination benefits and lease termination costs.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

7. INVENTORIES

The components of Grace's inventories are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                        SEPTEMBER 30,     December 31,
                                                                            1997              1996
--------------------------------------------------------------------------------------------------------------
Raw materials..........................................................   $    97.3         $  100.9
In process.............................................................        80.8             67.6
Finished products......................................................       169.0            179.0
General merchandise....................................................        69.5             73.4
Less: Adjustment of certain inventories to a last-in/first-out (LIFO)
  basis................................................................       (46.6)           (44.8)
                                                                             ------           ------
                                                                          $   370.0         $  376.1
                                                                        ------------      ------------
--------------------------------------------------------------------------------------------------------------

8. OTHER ASSETS

The components of Grace's other assets are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                        SEPTEMBER 30,     December 31,
                                                                            1997              1996
--------------------------------------------------------------------------------------------------------------
Prepaid pension costs..................................................   $   280.3         $  275.1
Long-term receivables, less allowance of $19.9 (December 31,
  1996 - $42.7)........................................................       129.0            152.9
Deferred charges.......................................................       109.0            102.4
Other..................................................................        82.1            123.1
                                                                             ------           ------
                                                                          $   600.4         $  653.5
                                                                        ------------      ------------
--------------------------------------------------------------------------------------------------------------

9. SHAREHOLDERS' EQUITY

During the first quarter of 1997, the Company substantially completed the share repurchase program initiated in 1996 by acquiring 6,306,300 additional shares of its common stock for $335.9, or an average price of $53.26 per share. For additional information, see Note 13 to the consolidated financial statements in the 1996 Form 10-K.

In 1997, Grace established a trust to fund certain deferred employee incentive compensation and nonemployee director compensation and benefits. The shares held in the trust are valued at the closing market price at the end of each reporting period. At September 30, 1997, 71,161 shares were held in the trust.

                       W. R. GRACE & CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in millions, except per share amounts)

10. EARNINGS PER SHARE

In the first quarter of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which establishes new standards for computing and presenting earnings per share effective December 31, 1997. At December 31, 1997, all prior periods will be restated to reflect the new basic and diluted earnings per share amounts required by SFAS No. 128. Had the Company followed the methodology prescribed by SFAS No. 128 for the three and nine months ended September 30, 1997, earnings per share (EPS) for those periods would have been as follows:

--------------------------------------------------------------------------------------------------------
                          Actual                                               Pro Forma
             Three Months Ended September 30,                       Three Months Ended September 30,
                    1997          1996                                     1997         1996
--------------------------------------------------------------------------------------------------------
Primary EPS         $ .93        $26.99                Basic EPS           $ .97       $27.66
                    -----        ------                                    -----       ------
Fully diluted
  EPS               $ .93        $26.83                Diluted EPS         $ .93       $26.99
                    -----        ------                                    -----       ------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                          Actual                                               Pro Forma
              Nine Months Ended September 30,                       Nine Months Ended September 30,
                    1997          1996                                     1997         1996
--------------------------------------------------------------------------------------------------------
Primary EPS         $3.08        $30.02                Basic EPS           $3.18       $30.64
                    -----        ------                                    -----       ------
Fully diluted
  EPS               $3.07        $29.76                Diluted EPS         $3.08       $30.02
                    -----        ------                                    -----       ------

--------------------------------------------------------------------------------

11. YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

Grace has made and will continue to make certain expenditures to ensure that its software systems and applications continue to function properly in and after 2000. These expenditures have not been and are not anticipated to be material to Grace's financial position or results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REVIEW OF OPERATIONS

OVERVIEW

Grace is one of the world's leading packaging and specialty chemicals companies. Grace's principal businesses are flexible packaging and container sealants and coatings (Grace Packaging); catalysts and silica-based products (Grace Davison); and construction chemicals and specialty building materials (Grace Construction Products).

Excluding divested businesses, sales and revenues increased 3.7% for the 1997 third quarter and 3.8% for the nine months ended September 30, 1997 over the comparable periods of 1996. Including the divested businesses, sales and revenues increased 1.4% for the third quarter of 1997 over the third quarter of 1996 and decreased 5.5% for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996. Pretax operating income from continuing operations was $108.0 million for the 1997 third quarter, an increase of .7% versus the 1996 third quarter. As noted in footnote (2) to the table below, pretax income from continuing operations for the nine months ended September 30, 1997 and 1996 was affected by various special items. Excluding these special items, Grace's pretax operating income was $317.8 million for the nine months ended September 30, 1997, an increase of 6.0% over the same period in 1996. Pretax income from continuing operations was $93.2 million for the third quarter of 1997, a 3.7% increase compared to the 1996 third quarter, and was $356.6 million for the nine months ended September 30, 1997, a 32.2% decrease compared to the nine months ended September 30, 1996. Pretax operating results for the three and nine months ended September 30, 1996 have been restated to reflect the classification of certain businesses as discontinued operations.

--------------------------------------------------------------------------------------------------------
                                                       Three Months Ended           Nine Months Ended
PRETAX OPERATING RESULTS - CONTINUING OPERATIONS         September 30,                September 30,
(In millions)                                          1997          1996          1997           1996
--------------------------------------------------------------------------------------------------------
Sales and revenues, excluding divested businesses...  $833.1        $803.5       $2,435.9       $2,347.4
Sales and revenues of divested businesses(1)........      --          17.8           24.8          255.8
                                                      ------        ------       --------       --------
     Sales and revenues.............................  $833.1        $821.3       $2,460.7       $2,603.2
                                                      ------        ------       --------       --------
Operating income before divested businesses.........  $108.0        $106.5       $  404.7       $  567.5
Operating income of divested businesses(1)..........      --            .8            3.8            4.9
                                                      ------        ------       --------       --------
     Operating income(2)............................  $108.0        $107.3       $  408.5       $  572.4
Other (expense)/income:
  Interest expense and related financing costs......   (19.2)        (18.2)         (58.6)         (54.9)
  Other income, net.................................     4.4            .8            6.7            8.4
                                                      ------        ------       --------       --------
     Income from continuing operations..............  $ 93.2        $ 89.9       $  356.6       $  525.9
                                                      ------        ------       --------       --------

--------------------------------------------------------------------------------
(1) Primarily reflects Grace's specialty polymers business, divested in May 1997, and Grace's water treatment and process chemicals business, divested in June 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

     A reconciliation of operating income to operating income before special items is as follows:

        Operating income.....................................  $108.0     $107.3     $ 408.5     $ 572.4
        Special items:
        Gain on sales of businesses..........................      --         --      (103.1)     (326.4)
        Restructuring costs..................................      --         --        12.4        53.7
                                                               ------     ------     -------     -------
          Operating income before special items..............  $108.0     $107.3     $ 317.8     $ 299.7
                                                               ======     ======     ========    ========

(2) Although "Operating income before special items" is a measure not recognized under generally accepted accounting principles and may be inconsistent with similar measures presented by other companies, Grace management believes that the presentation of this measure enhances the comparability of Grace's operating results from period to period.

The following discussion includes projections and/or other "forward-looking" information. Grace is subject to risks and other uncertainties that could cause its actual results to differ materially from any such projections or that could cause other forward-looking information to prove incorrect. For a discussion of such risks and uncertainties, see "Introduction and Overview -- Projections and Other Forward-Looking Information" in Item 1 of the 1996 Form 10-K.

SALES AND REVENUES

-------------------------------------------------------------------------------------------------------
                                   Three Months Ended September 30,
SALES AND REVENUES (excluding divested businesses)                                         % OF CHANGE
(In millions)                                                1997           1996          1997 VS. 1996
-------------------------------------------------------------------------------------------------------
Grace Packaging...........................................  $528.2         $506.1               4.4%
Grace Davison.............................................   175.9          177.7              (1.0)
Grace Construction Products...............................   128.9          119.1               8.2
Other.....................................................      .1             .6             (83.3)
                                                            ------         ------
  Sales and revenues......................................  $833.1         $803.5               3.7%
                                                            ------         ------
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                    Nine Months Ended September 30,
SALES AND REVENUES (excluding divested businesses)                                          % OF CHANGE
(In millions)                                              1997             1996           1997 VS. 1996
--------------------------------------------------------------------------------------------------------
Grace Packaging......................................    $1,548.8         $1,474.5               5.0%
Grace Davison........................................       526.0            553.5              (5.0)
Grace Construction Products..........................       359.7            317.6              13.3
Other................................................         1.4              1.8             (22.2)
                                                         --------         --------
  Sales and revenues.................................    $2,435.9         $2,347.4               3.8%
                                                         --------         --------
--------------------------------------------------------------------------------------------------------

As noted above, sales and revenues (excluding divested businesses) increased 3.7% for the three months and 3.8% for the nine months ended September 30, 1997 over the same periods in 1996. Excluding unfavorable currency translation variances estimated at 4.9% for the three months and 3.7% for the nine months ended September 30, 1997, sales and revenues increased by an estimated 8.6% and 7.5%, respectively, over the comparable 1996 periods. The following is a discussion of the sales and revenues of Grace's product lines.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

GRACE PACKAGING

Sales and revenues of $528.2 million and $1,548.8 million for the three and nine months ended September 30, 1997, respectively, increased 4.4% and 5.0%, respectively, over the comparable 1996 periods. The sales increases resulted from favorable volume variances and, to a lesser degree, favorable price/product mix variances. The increases were partially offset by the effect of a strengthening dollar against foreign currencies, estimated at 5.1% and 4.0%, respectively. Grace Packaging sales volume in 1997 was positively affected by the July 1996 acquisition of Cypress, a leading supplier of plastic packaging materials for the retail pre-cut produce market segment, the August 1996 acquisition of Bayem, a Mexican producer of can coatings and closure sealants for the rigid container industry, and the April 1997 acquisition of Schurpack, a U.S. manufacturer of plastic laminate packaging materials for the institutional and retail cook-in market segment. These acquisitions accounted for approximately 33% and 34% of the overall sales increases for the 1997 third quarter and first nine months, respectively. 1997 third quarter and year-to-date sales also increased due to the consolidation in January 1997 of a flexible packaging joint venture accounted for under the equity method in 1996. In addition to these acquisitions, Grace Packaging experienced sales growth within its product groups, as described below (in all cases excluding the effects of currency translation).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Bag sales increased across all geographic regions for the three and nine months ended September 30, 1997 over the comparable prior-year periods. Volumes increased in North America as a result of sales of fresh red meat (FRM) bags to new customers and the continued penetration of TBG(TM) boneguard packaging products into the fresh beef segment. Third quarter 1997 FRM bag sales also were favorably impacted within the boneless beef segment by market share gains resulting from patent litigation among Grace's competitors (however, Grace cannot predict whether or to what extent these market share gains are permanent). In addition to the volume increases noted above, 1997 third quarter and year-to-date sales increased as a result of price increases in North America that went into effect during the latter part of the second quarter. The year-to-date increases were moderately offset by softness in the North American pork market, reflecting reduced slaughter rates stemming from 1996 livestock reductions caused by higher prices for corn and other feeds; in the third quarter of 1997, slaughter rates improved as corn prices stabilized and livestock numbers returned to more normal levels. European bag sales for the three and nine months ended September 30, 1997 increased over the comparable periods of 1996, as FRM sales (primarily in the U.K. and France) recovered due to the abatement of consumer fears associated with publicity surrounding bovine spongiform encephalopathy - commonly referred to as "mad cow disease." Strong sales in the cheese and processed meat segments in northeastern Europe (primarily Poland and Russia) continued through the 1997 third quarter. The increase in cheese sales was primarily due to a milk shortage that negatively impacted 1996 sales. Additionally, substantial growth in Russian domestic sales, due to an improving economy, drove large exports of cheese from Poland to the Russian market. The processed meat increase was primarily due to the continued modernization of food distribution infrastructures in northeastern Europe. Volumes in Latin America increased due to the growing acceptance of boxed beef packaging (primarily in Brazil), and cheese sales increased as a mild winter allowed more milk production. Additionally, pork bag sales to Mexican producers for export to Asia Pacific increased in the 1997 third quarter as a result of an outbreak of foot and mouth disease in Taiwanese and other Asia Pacific pork herds. Bag sales volumes in Asia Pacific increased as a result of continued strong demand in the Australian beef and lamb markets. These increases were partially offset by volume decreases in Japan due to a decline in beef consumption, price decreases in Japan as a result of competition, and a decrease in chilled pork bag sales in Taiwan due to the outbreak of foot and mouth disease, as discussed above.

Laminate sales increased 15.3% for the three months and 10.8% for the nine months ended September 30, 1997 compared to the 1996 periods, primarily due to increases in North America and Latin America. In North America, volumes improved as a result of increased customer acceptance of flexible packaging for liquid products, as well as the Schurpack acquisition discussed above. Additionally, the 1997 third quarter benefited from increased sales to an existing customer. Further, vacuum skin packaging (VSP) sales grew over the third quarter of 1996, primarily due to an increased number of VSP machines being placed in service and an increase in VSP marketing efforts. Sales growth in Latin America resulted from increased demand for cook-in and food service packaging for processed and prepared foods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Film sales for the three and nine months ended September 30, 1997 increased in all regions as compared to the 1996 periods. In North America, film sales increased as a result of the introduction of thinner gauge, high-performance films for industrial and consumer goods applications, as well as a price increase that took effect during the second quarter of 1997. In Latin America, film sales increased, primarily due to strong volumes resulting from a strengthening of distribution channels. In Europe, film sales increased during the nine-month period due to the continued success of central packaging programs for FRM, poultry and fish (primarily in Italy and the U.K.), partially offset by a decline in bakery market sales due to pricing competition.

Container sealants and coatings sales increased 2.0% for the three months and 3.4% for the nine months ended September 30, 1997 compared to the same periods in 1996. In Latin America, volumes increased as a result of improved market penetration of can coating products, primarily due to the Bayem acquisition discussed above. In Asia Pacific, third quarter volumes increased as a result of higher volumes in can sealants in the Philippines (due to increased market demand for canned fish and meat) and higher volumes in China (due to market share gains, as a customer began using Grace coatings). However, Asia Pacific volumes for the nine months ended September 30, 1997 were unfavorable to the comparable 1996 period, primarily due to the depletion of customers' excess inventory in China, weather conditions that adversely impacted beverage consumption, a decline in market demand due to the depressed Japanese economy and the increased penetration of alternative forms of packaging, such as plastic and glass. The overall 1997 third quarter and year-to-date increases for container sealants and coatings sales were limited by unfavorable volume variances in Europe, primarily due to an unseasonably cool spring and summer, which resulted in decreased beverage consumption. Additionally, two European customers reverted to manufacturing their own closure sealants during 1997. These decreases were partially offset by increased shipments of new products using oxygen scavenging technology; the oxygen scavenging sealants market for bottled beer continues to gain momentum, although sales are still at a moderate level.

GRACE DAVISON
--------------------

Sales and revenues of catalysts and silica-based products declined 1.0% for the three months and 5.0% for the nine months ended September 30, 1997, compared to the same periods in 1996. Excluding unfavorable currency translation variances estimated at 6.5% for the three months and 4.6% for the nine months ended September 30, 1997, sales and revenues increased 5.5% and decreased .4%, respectively, versus the 1996 periods. Volume variances favorably impacted sales and revenues by an estimated 12.7% for the three months and 7.1% for the nine months ended September 30, 1997, offset by unfavorable price/mix variances estimated at 7.2% for the three months and 7.5% for the nine months. A discussion of product group results follows (in all cases excluding the effect of currency translation).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Fluid cracking catalyst (FCC) sales increased 2.2% for the three months ended September 30, 1997 compared to the same period in 1996, and increased 10.2% over the second quarter of 1997, due to increases in volumes in both North America and Europe, partially offset by the pricing pressures discussed below. Volumes in North America rose due to record refinery utilization, while increased volumes in Europe were due to the addition of two new customers in September. Volumes in Asia Pacific were below the comparable 1996 periods, but are expected to increase in the final quarter of 1997 due to the addition of a new customer late in the third quarter.

FCC sales decreased 8.0% for the nine months ended September 30, 1997 compared to the same period in 1996. The factors contributing to the decrease were price reductions in all geographic areas and volume reductions in Europe and Asia Pacific. Competitive pricing pressures, which began in the third quarter of 1996, appear to have begun to lessen in 1997 in North America and Europe, but continue in Asia Pacific. Volume reductions were primarily caused by a large number of refinery turnarounds in the first quarter of 1997, a large order to the Middle East in the second quarter of 1996, the refining of increased amounts of "sweet" crude oil (which requires less fluid cracking catalysts) in the first six months of 1997, and the loss of two customers in Asia Pacific. These decreases were partially offset by volume increases in North America compared to the same period in 1996, primarily due to the record refinery utilization rates discussed above.

Silica/adsorbent sales increased 9.4% for the three months and 6.9% for the nine months ended September 30, 1997 compared to the same periods in 1996 due to volume increases in all geographic regions. North America experienced volume increases in adsorbents as a result of large orders placed by two customers; Europe experienced increased sales of coatings and gels for paint and plastics; and Asia Pacific was favorably impacted by sales generated by Grace's new silica plant in Kuantan, Malaysia (reflecting the plant's status as an approved supplier for an increasing number of Grace's customers). Increased volumes were partially offset by unfavorable price/mix variances in North America, Europe and Asia Pacific.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Polyolefin catalyst sales increased 4.0% for the three months and 10.5% for the nine months ended September 30, 1997 compared to the same periods of 1996. The increase in the three months was due to favorable price/mix variances; the increase in the nine months was due to favorable price/mix and volume variances. The volume increase was primarily due to the addition of two new customers in the second quarter and the start-up of another customer's new petrochemical refinery in Asia Pacific in September; the start-up of this refinery is expected to have a positive impact on sales and revenues during the remainder of 1997 as compared to the same period in 1996. The strength of the plastics industry continues to benefit the polyolefin catalyst business.

GRACE CONSTRUCTION PRODUCTS

Grace Construction Products continued to perform exceptionally well, achieving record sales for the 1997 third quarter of $128.9 million, an 8.2% increase over the prior-year third quarter. Sales for the first nine months of 1997 reached $359.7 million, a 13.3% increase over the prior-year period. For the third quarter and first nine months of 1997, each region and global product line grew in sales, driven by volume increases. Higher volumes of construction chemicals accounted for approximately half of the increase, with increased volumes of specialty building materials contributing significantly to the remainder of the growth. New value-added products, primarily water-reducing and anti-corrosion concrete admixtures and waterproofing products, showed strong sales growth mainly as a result of increasing market acceptance.

Sales in North America increased by 9.8% for the three months and 16.2% for the nine months ended September 30, 1997 over the 1996 periods, contributing approximately 75% of the overall sales increase in the 1997 third quarter and first nine months. A mild winter in the northeastern U.S., which allowed greater than normal construction activity, drove the increase in the first four months of the year, while market penetration of new value-added products (discussed above), the overall strength of the U.S. economy, and market share gains contributed to the sales increase throughout the nine-month period. Sales in Asia Pacific increased by 6.7% in the 1997 third quarter and 8.0% in the nine months over the 1996 periods, despite unfavorable currency translation variances in the third quarter estimated at 5.4%. In the 1997 third quarter, sales increases slowed due to currency devaluations and economic sluggishness in certain developing countries in Southeast Asia. However, strong sales in other Asia Pacific countries produced a sales increase over the prior-year third quarter, and strong sales growth in all of Asia Pacific earlier in the year contributed to the year-to-date increase. In the 1997 third quarter, Europe also experienced unfavorable currency translation variances, estimated at 3%, but sales still increased by 3.8% in the 1997 third quarter and 6.3% in the nine months over the comparable 1996 periods. Volume increases in specialty building materials drove sales in Europe after construction activity rebounded from weather-related delays at the beginning of the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

OPERATING RESULTS

-------------------------------------------------------------------------------------------------------
                                   Three Months Ended September 30,
              OPERATING INCOME (In millions)                                                % CHANGE
    (excluding special items and divested businesses)        1997           1996          1997 VS. 1996
-------------------------------------------------------------------------------------------------------
Grace Packaging...........................................  $ 75.0         $ 70.3               6.7%
Grace Davison.............................................    19.6           22.8             (14.0)
Grace Construction Products...............................    14.4           13.4               7.5
Other.....................................................    (1.0)            --              N.D.
                                                            ------         ------
  Operating income........................................  $108.0         $106.5               1.4%
                                                            ------         ------

--------------------------------------------------------------------------------

                                   Nine Months Ended September 30,
             OPERATING INCOME (In millions)                                                % CHANGE
    (excluding special items and divested businesses)       1997           1996          1997 VS. 1996
------------------------------------------------------------------------------------------------------
Grace Packaging..........................................  $220.8         $194.4              13.6%
Grace Davison............................................    58.6           75.1             (22.0)
Grace Construction Products..............................    33.5           21.7              54.4
Other....................................................     1.1            3.6             (69.4)
                                                           ------         ------
  Operating income.......................................  $314.0         $294.8               6.5%
                                                           ------         ------
------------------------------------------------------------------------------------------------------

Cost management programs initially implemented in 1995 continued to favorably impact pretax operating income across all geographic regions and product lines. Grace has implemented, and expects to further implement, additional cost reductions and efficiency improvements, as it further evaluates and reengineers its manufacturing processes and operations. Significantly offsetting the favorable impact of the cost management programs was a 1997 third quarter accrual relating to Grace's long-term incentive compensation program (LTIP). Grace's stock price as of the close of each quarter is one of the primary factors used in calculating the LTIP accrual. Since Grace's stock appreciated by 34% during the third quarter (which management believes is an indication of favorable market receptivity to the proposed transaction with Sealed Air described in Note 3 to the interim consolidated financial statements in this Report), a significant additional charge was required. The following is a discussion of the operating results of Grace's product lines, which include the adverse effects of the additional LTIP charge.

GRACE PACKAGING

Grace Packaging pretax operating income increased 6.7% for the three months and 13.6% for the nine months ended September 30, 1997 compared to the three and nine months ended September 30, 1996, principally reflecting improved operating results in North America. The favorable variances were primarily due to the volume and price increases discussed above, favorable manufacturing rates, and a shift toward sales of higher margin products. 1997 year-to-date operating income was adversely affected by increased prices for resins, although resin prices declined in the 1997 third quarter as compared to the first half of the year. It is expected that resin prices will further stabilize through the end of 1997.

Grace's ongoing cost containment efforts have contributed favorably to pretax operating income for the three and nine months ended September 30, 1997. However, these improvements have been partially offset by increased expenses (primarily depreciation and amortization expenses) associated with the new packaging plant in Kuantan, Malaysia that began operations in the fourth quarter of 1996 and an increase in research and development expenses as a result of the continued emphasis on new product development.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

GRACE DAVISON

Grace Davison pretax operating income decreased 14.0% for the three months and 22.0% for the nine months ended September 30, 1997 compared to the same periods in 1996. A weak FCC market was the primary cause for these decreases; however, there appeared to be some recovery in the FCC market, with larger volumes being sold in North America and Europe as compared to September 1996, as discussed above. Price/mix variances in North America and Europe also had an unfavorable effect upon operating income. Further, there were unusual items contributing to the decrease in operating income in the first nine months of 1997 versus 1996. In particular, the large number of refinery turnarounds decreased sales, and harsh winter weather at Grace Davison's Lake Charles, Louisiana facility increased repair and maintenance costs. These charges were offset by manufacturing efficiencies and ongoing cost reduction efforts. Despite the decline in operating income for the first nine months of 1997, results for the 1997 third quarter improved over results for the 1997 second quarter, and Grace Davison expects this trend to continue. Grace Davison has maintained its global market position, and continues to implement new manufacturing process technologies and introduce new products to improve margins.

GRACE CONSTRUCTION PRODUCTS

Grace Construction Products pretax operating income increased 7.5% for the three months and 54.4% for the nine months ended September 30, 1997 over the 1996 comparable periods. The favorable results were primarily due to the record sales levels achieved in 1997, discussed above. Enhancements to manufacturing processes, production rate and material cost improvements, and additional cost containment efforts also contributed to earnings growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

OTHER ITEMS

INTEREST EXPENSE AND RELATED FINANCING COSTS

Interest expense and related financing costs for continuing operations of $19.2 million for the three months and $58.6 million for the nine months ended September 30, 1997 increased 5.5% and 6.7%, respectively, compared to the 1996 periods. Including amounts allocated to discontinued operations, interest expense and related financing costs decreased 55.6% for the three months and 55.3% for the nine months ended September 30, 1997, versus the 1996 periods. The decrease was primarily due to lower average debt levels (as a result of debt repayments made with the proceeds from the September 1996 separation of Grace's principal health care business and other divestments).

See "Financial Condition: Liquidity and Capital Resources" below for further information on borrowings.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development (R&D) spending of $23.3 million increased 3.6% for the three months ended September 30, 1997 versus the 1996 quarter. The increase was primarily due to Grace's continued emphasis on R&D activities, with the goal of introducing new value-added products and services and enhanced manufacturing processes, especially in Grace Packaging. R&D spending decreased 10.8% for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996. The year-to-date decrease reflects the continued positive impact of cost management initiatives implemented during 1996 and 1995, primarily the elimination of Grace's corporate research organization, the transfer of core R&D activities to product lines and the termination of R&D activities not related to Grace's packaging and specialty chemicals businesses. As a result of these initiatives, Grace has been able to increase R&D spending for its principal businesses while reducing total R&D expenses. The decrease is also attributable to the elimination of R&D spending related to Grace's water treatment and process chemicals business and its specialty polymers business, which were divested in June 1996 and May 1997, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

RESTRUCTURING COSTS

As discussed in Note 4 to the consolidated financial statements in the 1996 Form 10-K, Grace began implementing a worldwide program in 1995 focused on streamlining processes and reducing general and administrative expenses, factory administration costs and noncore corporate research and development expenses. As previously reported, Grace has continued to implement additional cost reductions and efficiency improvements beyond those initiated in 1995, as its businesses have further evaluated and reengineered their operations. As a result of these evaluations, in the first nine months of 1997 and 1996, Grace recorded pretax charges of $12.4 million ($8.0 million after-tax) and $53.7 million ($32.4 million after-tax), respectively, principally related to the restructuring of its packaging business. The 1997 charge primarily related to the restructuring of the packaging business from a worldwide group of independent regional units into an integrated global organization and was primarily comprised of employee termination benefits. The 1996 charge primarily related to the restructuring of Grace's European packaging operations and consisted of costs related to employee termination benefits and lease termination costs. Management expects to finalize a plan and take an additional charge in the fourth quarter of 1997 in connection with the Sealed Air transaction (see Note 3 to the interim consolidated financial statements in this Report) and related corporate restructuring activities.

INCOME TAXES

Grace's effective tax rates were 37.0% for the three months and 37.6% for the nine months ended September 30, 1997, compared to 39.5% and 36.7%, for the respective 1996 periods. Excluding special items, the effective tax rates were 37.0% for the three and nine months ended September 30, 1997 and 39.5% and 38.6%, respectively, for the three and nine months ended September 30, 1996. The lower effective tax rates for 1997 were due to lower state and foreign income taxes.

DISCONTINUED OPERATIONS

In February 1997, Grace sold its cocoa business to ADM for total proceeds of $470.0 million (inclusive of debt assumed by the buyer), subject to adjustment. The pretax and after-tax effects of the divestment were consistent with prior estimates and were charged against previously established reserves. In October 1997, ADM paid Grace an additional $7.9 million (including $.4 million of interest income) in settlement of the purchase price adjustment. In anticipation of this settlement, in the third quarter of 1997, Grace reversed previously recorded provisions of $12.4 million (net of an applicable tax effect of $6.6 million), in discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

During 1996, Grace completed the separation of National Medical Care, Inc. (NMC) and sold its separations science business (Amicon). These health care businesses had been classified as discontinued operations in 1995. Income from discontinued operations of $2,465.5 million for the three months and $2,584.4 million for the nine months ended September 30, 1996, included net losses of $19.3 million ($17.3 million pretax) and net income of $24.1 million ($59.8 million pretax), respectively, from health care operations. Income from discontinued operations also included a gain on the separation of NMC of $2,483.7 million for the three and nine months ended September 30, 1996.

In 1996, Grace classified TEC Systems as a discontinued operation. Income for the nine months ended September 30, 1996 from discontinued operations included a loss of $3.9 million ($6.4 million pretax) from TEC Systems. In September 1997, Grace sold TEC Systems to Sequa Corporation. The loss on the sale and the 1997 operating losses have been charged against previously established reserves.

In May 1996, Grace completed the sale of its transgenic plant business for $150.0 million in cash, resulting in a pretax gain of $129.0 million ($79.4 million after-tax), in discontinued operations.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Grace's continuing operating activities provided net pretax cash of $232.0 million for the nine months ended September 30, 1997, as compared to $154.7 million for the nine months ended September 30, 1996. The increase in cash provided by operating activities of continuing operations was primarily due to improved earnings and working capital management, partially offset by higher payments made for the defense and disposition of asbestos-related litigation, net of amounts received from settlements with certain insurance carriers in connection with such litigation. Net pretax cash provided by operating activities of discontinued operations for the nine months ended September 30, 1997 decreased by $109.6 million compared to the nine months ended September 30, 1996, primarily due to the disposition of Grace's health care and cocoa businesses. After giving effect to the payment of income taxes, the net cash provided by operating activities was $136.5 million and $109.5 million for the nine months ended September 30, 1997 and 1996, respectively.

Investing activities provided $452.9 million of cash for the nine months ended September 30, 1997, largely reflecting net cash proceeds of $469.2 million from divestments (primarily the sale of Grace's specialty polymers, TEC and cocoa businesses) and the receipt of $215.6 million in January 1997 on the 1996 divestments of Dearborn and Amicon. Grace made capital expenditures of $164.4 million during the nine months ended September 30, 1997, primarily related to the Grace Packaging and Grace Davison businesses. Total Grace capital expenditures for 1997 are not expected to exceed $300.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Net cash used for financing activities for the nine months ended September 30, 1997 was $587.6 million, primarily reflecting reductions in debt, the repurchase of stock as discussed below, and the payment of dividends, partially offset by proceeds from the exercise of employee stock options. Total debt was $1,104.2 million at September 30, 1997, a decrease of $284.0 million from December 31, 1996.

During the first quarter of 1997, the Company substantially completed the share repurchase program initiated in 1996 by acquiring 6,306,300 additional shares of its common stock for $335.9 million, or an average price of $53.26 per share.

Grace is targeting a ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 1.6 to 2.0. The debt/EBITDA ratio was
1.7 at September 30, 1997.

At September 30, 1997, Grace had committed borrowing facilities totaling $1.0 billion, consisting of $650.0 million under a 364-day facility expiring in May 1998 (extendible for successive 364-day periods at the discretion of Grace and the lenders) and $350.0 million under a long-term facility expiring in May 2002. As of September 30, 1997, $620.6 million was available under these facilities.

Grace believes that cash flow generated from future operations and committed borrowing facilities will be sufficient to meet its cash requirements for the foreseeable future. See Note 3 to the interim consolidated financial statements in this Report regarding cash proceeds to be received in connection with the proposed transaction with Sealed Air.

ASBESTOS-RELATED MATTERS

In the nine months ended September 30, 1997, Grace paid $34.9 million for the defense and disposition of asbestos-related property damage and personal injury litigation, net of amounts received under settlements with certain insurance carriers. Although the total amount to be paid in 1997 with respect to asbestos-related claims (after giving effect to payments to be received from insurance carriers) cannot be precisely estimated, Grace expects that it will be required to expend approximately $75-$100 million (pretax) in 1997 to defend against and dispose of such claims (after giving effect to anticipated insurance recoveries). The amounts with respect to the probable cost of defending against and disposing of asbestos-related claims and probable recoveries from insurance carriers represent estimates and are on an undiscounted basis; the outcomes of such claims cannot be predicted with certainty.

In May 1997, the Texas legislature adopted legislation that had the effect of making it more difficult for out-of-state residents to file claims in Texas state courts. Although the rate of filing of asbestos claims in Texas during the 1997 third quarter was lower than that of the first half of 1997, the effect of this legislation on Grace's ultimate exposure with respect to its asbestos-related cases and claims cannot be predicted with certainty.

See Note 2 to the interim consolidated financial statements in this Report for further information concerning asbestos-related lawsuits and claims.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

ENVIRONMENTAL MATTERS

There were no significant developments relating to environmental liabilities in the nine months ended September 30, 1997. For additional information relating to environmental liabilities, see Note 11 to the consolidated financial statements in the 1996 Form 10-K.

                                                                      EXHIBIT 11

                       W. R. GRACE & CO. AND SUBSIDIARIES
 WEIGHTED AVERAGE NUMBER OF SHARES AND EARNINGS USED IN PER SHARE COMPUTATIONS
        For the three and nine months ended September 30, 1997 and 1996
          (Dollars in millions, except per share; shares in thousands)

                                                            3 MOS. ENDED              9 MOS. ENDED
                                                         9/30/97    9/30/96        9/30/97    9/30/96
                                                         -------------------       -------------------
EARNINGS PER SHARE:
Weighted average shares outstanding................       73,662      91,092        73,885      95,188
                                                         =======    ========       =======    ========
Net income.........................................      $  71.1    $2,519.9       $ 234.9    $2,917.4
Dividends paid on preferred stocks.................            -         (.1)            -         (.4)
                                                         -------    --------       -------    --------
Income used in per share computation of earnings...      $  71.1    $2,519.8       $ 234.9    $2,917.0
                                                         =======    ========       =======    ========
Net income per share...............................      $   .97    $  27.66       $  3.18    $  30.64
PRIMARY:
Weighted average shares outstanding................       73,662      91,092        73,885      95,188
Dilutive effect (as determined by the application
  of the treasury stock method)....................        2,377       2,262         2,295       1,978
                                                         -------    --------       -------    --------
Weighted average number of shares outstanding -
  primary..........................................       76,039      93,354        76,180      97,166
                                                         =======    ========       =======    ========
Net income.........................................      $  71.1    $2,519.9       $ 234.9    $2,917.4
Dividends paid on preferred stocks.................            -         (.1)            -         (.4)
                                                         -------    --------       -------    --------
Income used in per share computation of earnings
  and in per share computation of earnings assuming
  dilutive effect..................................      $  71.1    $2,519.8       $ 234.9    $2,917.0
                                                         =======    ========       =======    ========
Net income per share - primary.....................      $   .93    $  26.99       $  3.08    $  30.02
FULLY DILUTED:
Weighted average shares outstanding................       73,662      91,092        73,885      95,188
Dilutive effect (as determined by the application
  of the treasury stock method)....................        2,686       2,826         2,687       2,826
                                                         -------    --------       -------    --------
Weighted average number of shares
  outstanding - fully diluted......................       76,348      93,918        76,572      98,014
                                                         =======    ========       =======    ========
Net income.........................................      $  71.1    $2,519.9       $ 234.9    $2,917.4
Dividends paid on preferred stocks.................            -         (.1)            -         (.4)
                                                         -------    --------       -------    --------
Income used in per share computation of earnings
  and in per share computation of earnings assuming
  dilutive effect..................................      $  71.1    $2,519.8       $ 234.9    $2,917.0
                                                         =======    ========       =======    ========
Net income per share - fully diluted...............      $   .93    $  26.83       $  3.07    $  29.76

                                                                      EXHIBIT 12

                       W. R. GRACE & CO. AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
                          (in millions, except ratios)
                                  (Unaudited)

                                                                                                             Nine Months Ended
                                                             Years Ended December 31,(c)                       September 30,
                                               -------------------------------------------------------     ----------------------
                                               1996(d)     1995(e)     1994(f)     1993(g)     1992(h)     1997(i)     1996(c)(j)
                                               -------     -------     -------     -------     -------     -------     ----------
Net income/(loss) from continuing
  operations.................................  $213.8      $(179.6)    $(35.1)     $ 28.1      $  7.7      $222.5        $333.0
  Add/(deduct):
  Provision for/(benefit from) income
    taxes....................................   134.8      (104.5)      (42.6)       16.4        84.1       134.1         192.9
  Income taxes of 50%-owned companies........      --          --          --          .1         2.1          --            --
  Equity in unremitted losses/(earnings) of
    less than 50%-owned companies............     (.4)         .8         (.6)        (.5)       (2.0)        (.7)          (.4)
  Interest expense and related financing
    costs, including amortization of
    capitalized interest.....................   160.8       179.8       138.5       122.7       162.7        65.0         139.1
  Estimated amount of rental expense deemed
    to represent the interest factor.........     8.4         8.5        10.1        11.3        14.0         3.9           8.3
                                               ------      -------     ------      ------      ------      ------        ------
Income/(loss) as adjusted....................  $517.4      $(95.0)     $ 70.3      $178.1      $268.6      $424.8        $672.9
                                               ======      =======     ======      ======      ======      ======        ======
Combined fixed charges and preferred stock
  dividends:
  Interest expense and related financing
    costs, including capitalized interest....  $177.1      $195.5      $143.2      $122.8      $176.3      $ 72.9        $154.2
  Estimated amount of rental expense deemed
    to represent the interest factor.........     8.4         8.5        10.1        11.3        14.0         3.9           8.3
                                               ------      -------     ------      ------      ------      ------        ------
Fixed charges................................   185.5       204.0       153.3       134.1       190.3        76.8         162.5
Preferred stock dividend requirements(b).....      .6          .5          .5          .8          .8          --            .6
                                               ------      -------     ------      ------      ------      ------        ------
Combined fixed charges and preferred stock
  dividends..................................  $186.1      $204.5      $153.8      $134.9      $191.1      $ 76.8        $163.1
                                               ======      =======     ======      ======      ======      ======        ======
Ratio of earnings to fixed charges...........    2.79        (k)         (k)         1.33        1.41        5.53          4.14
                                               ======      =======     ======      ======      ======      ======        ======
Ratio of earnings to combined fixed charges
  and preferred stock dividends..............    2.78        (k)         (k)         1.32        1.41        5.53          4.13
                                               ======      =======     ======      ======      ======      ======        ======

 (a) Grace's preferred stocks were retired in 1996; for additional information, see Note 1 to the consolidated financial statements in the 1996 Form 10-K.

 (b) For each period with an income tax provision, the preferred stock dividend requirements have been increased to an amount representing the pretax earnings required to cover such requirements using Grace's effective tax rate.

 (c) Certain amounts have been restated to conform to the 1997 presentation.

 (d) Includes a pretax gain on sales of businesses of $326.4, offset by pretax provisions of $229.1 for asbestos-related liabilities and insurance coverage and $107.5 for restructuring costs and asset impairments.

 (e) Includes pretax provisions of $275.0 for asbestos-related liabilities and insurance coverage; $209.5 related to restructuring costs, asset impairments and other activities; $77.0 for environmental liabilities at former manufacturing sites; and $30.0 for corporate governance activities.

 (f) Includes a pretax provision of $316.0 relating to asbestos-related liabilities and insurance coverage.

 (g) Includes a pretax provision of $159.0 relating to asbestos-related liabilities and insurance coverage.

 (h) Includes a pretax provision of $140.0 relating to a fumed silica plant in Belgium.

 (i) Includes a pretax gain of $103.1 on the sale of Grace's specialty polymers business and a pretax provision of $12.4 relating to restructuring costs.

 (j) Includes a pretax gain of $326.4 on the sale of businesses, principally the water treatment and process chemicals business, and a pretax provision of $53.7 relating to restructuring costs.

 (k) As a result of the losses incurred for the years ended December 31, 1995 and 1994, Grace was unable to fully cover the indicated fixed charges

                                INDEX OF EXHIBITS


                2.1 Form of Distribution Agreement, by and among Grace, Grace-Conn. and New Grace (attached as Annex B to the Joint Proxy Statement/Prospectus)

                3.1 Form of Amended and Restated Certificate of Incorporation of New Grace (attached as Annex A to the Information Statement)

                3.2 Form of Amended and Restated By-Laws of New Grace (attached as Annex B to the Information Statement)

               *4.1 Form of Rights Agreement, by and between New Grace and The Chase Manhattan Bank, as Rights Agent

                4.2 Indenture, dated as of September 29, 1992, among Grace-Conn., Grace and Bankers Trust Company (incorporated by reference to Exhibit 4.2 to Grace's Annual Report on Form 10-K for the year ended December 31, 1992)

                4.3 Supplemental Indenture, dated as of September 24, 1996, among Grace-Conn., Grace, Grace Holding, Inc. and Bankers Trust Company, to Indenture, dated as of September 29, 1992 (incorporated by reference to Exhibit 4.4 to Grace's Form 8-K filed October 10, 1996)

                4.4 Indenture, dated as of January 28, 1993, among Grace-Conn., Grace and The Bank of New York (successor to NationsBank of Georgia, N.A.) (incorporated by reference to Exhibit 4.4 to Grace's Annual Report on Form 10-K for the year ended December 31, 1992)

                4.5 Supplemental Indenture, dated as of September 24, 1996, among Grace-Conn., Grace, Grace Holding, Inc. and The Bank of New York, to Indenture, dated as of January 28, 1993 (incorporated by reference to Exhibit 4.5 to Grace's Form 8-K filed October 10, 1996)

              *10.1 Form of Employee Benefits Allocation Agreement, by and among Grace, Grace-Conn. and New Grace

              *10.2 Form of Tax Sharing Agreement, by and among Grace, Grace-Conn. and Sealed Air Corporation

               10.3 Form of New Grace 1998 Stock Incentive Plan (attached as Annex C to the Information Statement)

               10.4 Form of New Grace 1998 Stock Plan for Nonemployee Directors (attached as Annex D to the Information Statement)

               10.5 Grace 1996 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Grace's Form 10-Q for the period ended March 31, 1997)

               10.6 Grace 1996 Stock Retainer Plan for Nonemployee Directors (incorporated by reference to Exhibit 10.2 to Grace's Form 8-K filed October 10, 1996)

               10.7 Grace Supplemental Executive Retirement Plan, as amended (incorporated by reference to Exhibit 10.03 to Grace's Annual Report on Form 10-K for the year ended December 31,
                     1996)

               10.8 Grace Executive Salary Protection Plan, as amended (incorporated by reference to Exhibit 10.04 to Grace's Annual Report on Form 10-K for the year ended December 31,
                     1996)

               10.9 Grace 1981 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Grace's Form 8-K filed October 10, 1996)

               10.10 Grace 1986 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to Grace's Form 8-K filed October 10, 1996)

               10.11 Grace 1989 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to Grace's Form 8-K filed October 10, 1996)

               10.12 Grace 1994 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to Grace's Form 8-K filed October 10, 1996)

               10.13 Forms of Stock Option Agreements (incorporated by reference to Exhibit 10(h) to Grace's Annual Report on Form 10-K for the year December 31, 1991)

               10.14 Information concerning Grace Incentive Compensation
                     Program, Deferred Compensation Program and Long-Term Incentive Program (incorporated by reference to pages 7-12 and 26-36 to Grace's Proxy Statement filed April 7, 1997)

               10.15 Form of Long-Term Incentive Program Award (incorporated by reference to Exhibit 10.13 to Grace's Form S-1 filed August 2, 1996)

               10.16 Form of Stock Option Agreements (incorporated by reference to Exhibit 10.14 to Grace's Form S-1 filed August 2, 1996)

               10.17 Grace Retirement Plan for Outside Directors, as amended
                     (incorporated by reference to Exhibit 10.13 to Grace's Annual Report on Form 10-K for the year ended December 31,
                     1996)

               10.18 Form of Executive Severance Agreement between Grace and officers elected prior to May 1996 (incorporated by reference to Exhibit 10.22 to Grace's Form S-1 filed August 2, 1996)

               10.19 Form of Executive Severance Agreement between Grace and officers elected in or after May 1996 (incorporated by reference to Exhibit 10.23 to Grace's Form S-1 filed August 2, 1996)

              *10.20 Form of Executive Severance Agreement between Grace and officers

               10.21 Employment Agreement, dated as of May 1, 1995, between
                     Grace and Albert J. Costello (incorporated by reference to
                     Exhibit 10.1 to Grace's Form 10-Q for the period ended June 30, 1995)

               10.22 Amendment dated August 9, 1996 to Employment Agreement, dated as of May 1, 1995, between Grace and Albert J. Costello (incorporated by reference to Exhibit 10.7 to Grace's Form 8-K filed October 10, 1996)

               10.23 Option Agreement between Grace and Albert J. Costello, dated May 1, 1995, as amended (incorporated by reference to Exhibit 10.8 to Grace's Form 8-K filed October 10, 1996)

               10.24 Option Agreement between Grace and Albert J. Costello, dated March 6, 1996 (incorporated by reference to Exhibit
                     10.37 to Grace's Form S-1 filed August 2, 1996)


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
              *10.25 Option Agreement between Grace and Albert J. Costello, dated March 5, 1997

               10.26 Employment Agreement, dated as of May 15, 1995, between
                     Grace and Larry Ellberger (incorporated by reference to Exhibit 10.28 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.27 Restricted Stock Award Agreement, dated June 6, 1995, between Grace and Larry Ellberger, as amended by letter agreement, dated August 26, 1996, between Larry Ellberger and Grace (incorporated by reference to Exhibit 10.29 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.28 Letter Agreement, dated December 10, 1996, between Grace and Larry Ellberger (incorporated by reference to Exhibit
                     10.30 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.29 Distribution Agreement by and among Grace, a New York corporation subsequently renamed Fresinius National Medical Care Holdings, Inc., Grace-Conn. and Fresinius AG, dated February 4, 1996 (incorporated by reference to Exhibit 2 to Grace's Form 8-K filed February 6, 1996)

               10.30 Form of Indemnification Agreement between Grace and certain directors (incorporated by reference to Exhibit 10.39 to Grace's Form S-1 filed August 2, 1996)

               10.31 Form of Indemnification Agreement between Grace and certain directors (incorporated by reference to Exhibit 10.37 to Grace's Annual Report on Form 10-K for the year ended December 31, 1996)

               10.32 364-Day Credit Agreement, dated as of May 16, 1997, among
                     Grace-Conn., Grace, the several banks parties thereto, NationsBank, N.A. (South), as documentation agent, and The Chase Manhattan Bank, as administrative agent for such banks (incorporated by reference to Exhibit 10.1 to Grace's Form 10-Q for the period ended June 30, 1997)

               10.33 Credit Agreement, dated as of May 16, 1997, among
                     Grace-Conn., Grace, the several banks parties thereto, and The Chase Manhattan Bank, as administrative agent for such banks (incorporated by reference to Exhibit 10.2 to Grace's Form 10-Q for the period ended June 30, 1997)

              *21    Subsidiaries of New Grace
------------------
* Filed herewith


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